      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 25, 2000
                                                      REGISTRATION NO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 20-F

(MARK ONE)
   [X]       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                        THE SECURITIES EXCHANGE ACT OF 1934
                                         OR
   [ ]          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED:
                                         OR
   [ ]        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ---------- TO ----------

COMMISSION FILE NUMBER:

                            BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as specified in its charter)

                               BASF CORPORATION*
                (Translation of registrant's name into English)

          FEDERAL REPUBLIC OF GERMANY                         CARL BOSCH STRASSE 38
(Jurisdiction of Incorporation or Organization)            LUDWIGSHAFEN, GERMANY 67056
                                                    (Address of Principal Executive Offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

              TITLE OF EACH CLASS                   NAME OF EACH EXCHANGE ON WHICH REGISTERED
              -------------------                   -----------------------------------------
    American Depositary Shares representing
          BASF Shares of no par value                        New York Stock Exchange
     BASF ordinary shares of no par value                   New York Stock Exchange**

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      None
                                (Title of Class)

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                  OF THE ACT:

                                      None
                                (Title of Class)

     INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.

     As of May 1, 2000, there were 620,991,200 BASF ordinary shares of no par value outstanding.

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ ] No [ ]. Not applicable.

     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [ ] Item 18 [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 * BASF Corporation is also the name of a wholly owned subsidiary of the registrant in the United States.
** Not for trading, but only in connection with the registration of American Depositary Shares.

     BASF Aktiengesellschaft is incorporated as a stock corporation organized under the laws of the Federal Republic of Germany. As used in this Registration Statement, "BASF Aktiengesellschaft" refers solely to the ultimate parent company of the BASF Group. "BASF" refers to BASF Aktiengesellschaft and its consolidated subsidiaries.

     The Consolidated Financial Statements of BASF are based on the accounting and valuation principles of the German Commercial Code (Handelsgesetzbuch) and the German Stock Corporation Act (Aktiengesetz).

     As of January 1, 1998, certain accounting and valuation methods have been adjusted to U.S. generally accepted accounting principles (U.S. GAAP) to the extent permissible under the German Commercial Code. The effects of these changes and the reconciliation of remaining significant deviations to U.S. GAAP are described in Notes 2 and 3 to the Consolidated Financial Statements included in Item 19. Insignificant deviations from U.S. GAAP have not been reconciled to U.S. GAAP because the impact on net income and stockholders' equity is not material.

     As of January 1, 1999, the financial statements have been prepared in euros
(E). The Consolidated Financial Statements for the years ending December 31, 1998, and December 31, 1997, were originally prepared in German marks (DM); they have been converted into euros at the official fixed conversion rate as of January 1, 1999, of DM 1.95583 = E1.00. The restated financial statements depict the same trends and relationships among BASF accounts as those previously reported prior to the introduction of the euro. Unless otherwise indicated, all monetary amounts shown in the Consolidated Financial Statements and in the Notes are expressed in million euros, except per share amounts.

     The translation of euros into dollars has been made solely for the convenience of the reader at the noon buying rate of the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 1999, which was
E0.9930 = $1.00. No representation is made that such amounts in euros could have been or could be converted into dollars at that or any other exchange rate on such date or any other dates.

                FORWARD-LOOKING INFORMATION MAY PROVE INACCURATE

     This Registration Statement contains certain forward-looking statements and information relating to BASF that are based on the current expectations, estimates and projections of its management and information currently available to BASF. These statements include, but are not limited to, statements about BASF's strategies, plans, objectives, expectations, intentions, expenditures, and assumptions and other statements contained in this Registration Statement that are not historical facts. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "plan" and "project" and other similar expressions are generally intended to identify forward-looking statements.

     These statements reflect the current views of BASF with respect to future events, are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

     Many factors could cause the actual results, performance or achievements of BASF to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among others:

     - changes in general political, economic and business conditions in the countries or regions in which BASF operates;

     - changes in the laws or policies of governments or other governmental or quasi-governmental activities in the countries in which BASF operates;

     - changes in the composition of BASF Group companies and the successful integration of acquisitions, divestitures and joint venture activities;

     - increased price competition and the introduction of competing products by other companies;

     - the ability to develop, introduce and market innovative products and applications;

     - the length and depth of product and industry business cycles, particularly in the automotive, construction, electrical and textile industries;

     - changes in the demand for, supply of, and market prices of crude oil, refined products, natural gas and petrochemicals, including changes in production quotas in OPEC countries and the deregulation of the natural gas transmission industry in Europe;

     - the cost and availability of feedstock and other raw materials, including naphtha, and the price of steamcracker products;

     - the ability to pass increases in raw material prices on to customers;

     - changes in the degree of patent and other legal protection afforded to BASF's products;

     - regulatory approval, particularly in the areas of pharmaceuticals, fine chemicals, crop protection and plant biotechnology, and market acceptance of new products;

     - unexpected negative results from research and development and testing of current product candidates;

     - the ability to maintain plant utilization rates and to implement planned capacity additions and expansions;

     - the ability to reduce production costs by implementing technological improvements to existing plants;

     - the existence of temporary industry surplus production capacity resulting from the integration and start-up of new world-scale plants;

     - potential liability resulting from pending or future litigation, including litigation and investigations relating to antitrust violations in the vitamins business;

     - potential liability for remedial actions under existing or future environmental regulations;

     - changes in currency exchange rates, interest rates and inflation rates;

     - the successful integration of and conversion to the euro; and

     - changes in business strategy and various other factors referenced in this Registration Statement.

     Many of these factors are macroeconomic in nature and are, therefore, beyond the control of BASF's management. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. BASF does not intend, and does not assume any obligation, to update the forward-looking statements contained in this Registration Statement.

                               TABLE OF CONTENTS

                                     PART I
ITEM 1.   DESCRIPTION OF BUSINESS.....................................      1
            General...................................................      1
            Background and Historical Development.....................      4
            Description of Business Segments
               Chemicals..............................................      5
               Plastics & Fibers......................................     19
               Colorants & Finishing Products.........................     39
               Health & Nutrition.....................................     48
               Oil & Gas..............................................     68
            Employees.................................................     77
            Environmental Matters.....................................     79
            Research and Development..................................     82
            Supplies and Raw Materials................................     83
            E-commerce................................................     84
ITEM 2.   DESCRIPTION OF PROPERTY.....................................     86
ITEM 3.   LEGAL PROCEEDINGS...........................................     92
ITEM 4.   CONTROL OF REGISTRANT.......................................     94
ITEM 5.   NATURE OF TRADING MARKET....................................     95
ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
          HOLDERS.....................................................     98
ITEM 7.   TAXATION....................................................     99
ITEM 8.   SELECTED FINANCIAL DATA.....................................    103
ITEM 9.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
          AND RESULTS OF OPERATIONS...................................    108
            Overview..................................................    108
            Basis of Presentation.....................................    110
            Results of Operations.....................................    111
            Liquidity and Capital Resources...........................    143
ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK...    155
ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT........................    168
ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS......................    173
ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
          SUBSIDIARIES................................................    174
ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS..............    175

                                    PART II
ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED..................    176

                                    PART III
ITEM 15.  DEFAULTS UPON SENIOR SECURITIES.............................    188
ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES..................................................    188

                                    PART IV
ITEM 17.  FINANCIAL STATEMENTS........................................    189
ITEM 18.  FINANCIAL STATEMENTS........................................    189
ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS...........................    189

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

                                    GENERAL

INTRODUCTION

     BASF is a return-focused global company generating long-term growth and profitability from its chemical businesses, positioning itself for continuing growth in health and nutrition and strengthening its presence in European and other oil and gas markets. The company offers a wide range of products, including high-value chemicals, plastics, colorants, automotive and industrial coatings, crop protection products, pharmaceuticals, fine chemicals, petrochemicals, crude oil and natural gas.

     BASF is comprised of the parent company, BASF Aktiengesellschaft of Ludwigshafen, Germany, and 149 consolidated subsidiaries. The company has customers in more than 170 countries and operates production sites in 38 countries.

     For the year ended December 31, 1999, BASF reported sales of E29.47 billion, income from operations of E2.01 billion and net income after taxes and minority interests of E1.24 billion. Europe accounted for 58% of BASF's total sales in 1999. BASF's activities in North America (comprised of the United States, Mexico and Canada), accounted for 23% of sales. The Asia, Pacific Area, Africa region contributed 13% to sales, while South America accounted for 6%.

     Although Europe remains the company's primary market, BASF expects that its activities outside of Europe will make an increasingly larger contribution to its business. BASF plans to invest approximately E2.5 billion between 2000 and 2004 in its activities in North America, where it currently produces approximately 90% of the products it sells there. BASF has also set a goal of generating 20% of its worldwide sales in the Asia-Pacific region by 2010, with 70% of these sales originating from local production.

     BASF is committed to strengthening its financial performance and competitive position by bolstering cyclically resilient operations, achieving cost and market leadership in operations that are sensitive to economic pressures and expanding its activities in growth regions such as Asia as well as North and South America. One of BASF's financial objectives is to achieve an average annual increase of at least 10% in income from operations on a comparable basis between 2000 and 2002.

     BASF's long-term strategy and activities are guided by the principles of Sustainable Development. The company's objective is to meet the economic, ecological and social needs of today's society without compromising the ability of future generations to meet their own needs. BASF contributes to Sustainable Development by participating in the worldwide "Responsible Care(R)" initiative developed by companies in the global chemical industry. BASF's aims are to avoid accidents, to prevent its activities from impairing human and animal health and to tailor its product range to the tenets of sustainability.

BUSINESS SEGMENTS

     BASF has five separate business segments: Chemicals, Plastics & Fibers, Colorants & Finishing Products, Health & Nutrition and Oil & Gas. These business segments encompass BASF's 15 operating divisions. For financial reporting purposes, BASF treats the three operating divisions of BASF's Health & Nutrition business segment as three separate reportable operating segments:
Pharmaceuticals, Fine Chemicals and Crop Protection.

     Chemicals

          BASF produces a full range of chemicals in a highly integrated approach to manufacturing. BASF's chemical production starts with basic petrochemicals and inorganic chemicals substantially for captive use within the company and extends to high-value chemicals and related products sold to external customers. BASF sells its chemicals to a multitude of industries, particularly the chemical, construction, automotive and electronics industries.

     Plastics & Fibers

          BASF is one of the world's largest plastics and fiber products manufacturers. Its products include styrenic plastics, engineering and high-performance plastics, thermoplastics, foams, nylon fibers and polyurethane plastics.

     Colorants & Finishing Products

          The Colorants & Finishing Products segment manufactures a number of BASF's high-value chemical products. Among the segment's products are colorants, pigments, automotive and industrial coatings as well as adhesives. BASF also manufactures superabsorbents, which are used to manufacture sanitary care products.

     Health & Nutrition: Pharmaceuticals, Fine Chemicals and Crop Protection

          BASF is active in the areas of pharmaceuticals, fine chemicals and crop protection. In pharmaceuticals, BASF is focused on therapeutic areas with high medical need and large patient populations. BASF is also a leading supplier of fine chemicals, including vitamins and other nutrients for human and animal nutrition. In addition, BASF produces a variety of crop protection products, including fungicides and herbicides.

     Oil & Gas

          The Oil & Gas segment operates through BASF's subsidiary Wintershall AG. The main activities of the Oil & Gas segment are the exploration and production of crude oil and natural gas and, together with Wintershall AG's partner Gazprom of Russia, the marketing, distribution and trading of natural gas in Central and Eastern Europe.

GROUP STRATEGY

     Three key elements of BASF's strategy are:

        - generating long-term growth and profitability from its chemical activities;

        - positioning itself for continuing growth in health and nutrition; and

        - strengthening its presence in European and other oil and gas markets.

     As an industry leader, BASF has set the following strategic goals:

        - Achieve significant cost and operational production efficiencies through its Verbund approach to integration

        BASF believes it is one of the world's most efficient chemical producers due to the highly integrated nature of its manufacturing sites. BASF's integrated approach, known in German as "Verbund," generates significant efficiencies throughout BASF's production activities, which BASF believes historically has allowed the company to achieve higher operating returns than its less-integrated competitors. Verbund is powerfully represented at BASF's chemical manufacturing sites, which are among the largest in the world. At its headquarters site in Ludwigshafen, which serves as a model for Verbund, about 350 plants and processes are integrated vertically and horizontally in dozens of value-adding chains. This approach allows BASF to manufacture basic chemicals predominately for sale to other operations within the company. Although the transfer prices that these operations pay for internal purchases are typically based on market prices, Verbund offers internal buyers significant savings in logistics and in energy, transportation, purchasing and infrastructure costs. BASF operations transform products that they buy internally into a multitude of precursors, intermediates, polymers and high-value end products for sale to external customers. About 75% of the products that BASF sells to external customers through its activities in the Chemicals, Plastics & Fibers and Colorants & Finishing Products segments are produced at its Verbund sites.

        - Expand cyclically resilient business activities

        BASF strives constantly to strengthen businesses in its portfolio that are resilient to economic cycles. These areas include BASF's production of high-value chemicals, pharmaceuticals, fine chemicals and crop protection products. BASF is also expanding its marketing, distribution and trading activities in the European natural gas market with partner Gazprom of Russia.

        - Aggressively manage the business portfolio

        In businesses that are sensitive to economic cycles, BASF's goal is to achieve cost leadership and develop strong market positions to diminish the impact of difficult periods on earnings. BASF strives to achieve this goal by investing in new technology, seeking operational advantages by developing joint ventures with strong partners and exiting business areas that offer insufficient returns.

        - Expand global activities in geographic areas experiencing fast growth or having the potential for faster growth

        BASF is reinforcing its Verbund strategy as it expands its activities in North America and Asia, where it plans to build two integrated manufacturing sites. The company also plans to strengthen its sales and marketing activities in South America. BASF has set a goal of achieving an above-average growth rate in North America, Asia and South America and is making the appropriate investments and acquisitions to achieve this goal. In its home European market, which accounts for the largest proportion of the company's total annual capital expenditures, BASF is strengthening its core businesses.

        - Develop BASF's innovative powers

        BASF capitalizes on innovation to create and maintain a competitive advantage. It targets research and development spending to create a steady flow of new products and improved processes. These innovations keep BASF's manufacturing methods and production plants at the forefront of technology and include incrementally improving product quality and purity, increasing product yields as well as reducing waste by-products and energy requirements.

        - Generate incentives for employees and value for shareholders

        BASF's goal is to increasingly align the interests of management with shareholders and to generate shareholder value. BASF recently implemented a worldwide stock option program for senior executives that allows them to purchase company stock on preferential terms if BASF shares achieve defined performance goals. BASF has also established an employee stock purchase program, which is currently available to employees in Germany who are not eligible for the stock options program. BASF plans to expand the program to employees outside of Germany. In addition, believing that stockholders should receive an appropriate share of profits, BASF more than doubled its dividends between 1994 and 1999. The company also started a share buyback program in 1999 and launched a second program to buy back up to E2 billion in stock in March 2000.

                     BACKGROUND AND HISTORICAL DEVELOPMENT

     BASF Aktiengesellschaft was incorporated in 1952 under the name "Badische Anilin- und Soda-Fabrik AG." In 1973, the company changed its name to BASF Aktiengesellschaft. BASF's headquarters are located in Ludwigshafen, Germany.

     Although BASF Aktiengesellschaft was incorporated in 1952, it traces its historical origins to 1865 when a stock corporation was founded under the name "Badische Anilin- und Soda-Fabrik" and began producing coal tar dyestuffs. The company rapidly gained a leading position in the world dye market. In the early 1900s, Badische Anilin- und Soda-Fabrik began transforming itself into a multifaceted chemicals company.

     In the mid-1920s, Badische Anilin- und Soda-Fabrik AG was merged into I.G. Farbenindustries AG ("I.G. Farben"), a group formed from Germany's principal chemical and pharmaceutical companies, including Bayer AG ("Bayer") and Farbwerke Hoechst Aktiengesellschaft vormals Meister Lucius & Bruning ("Hoechst").

     Following World War II, the Allied High Commission for Germany - formed by the United States, Great Britain, France and the former Soviet Union to administer occupied Germany - seized the assets of I.G. Farben. Based on Law No. 35 of the Allied High Commission, the assets were later partially dispersed to 12 newly incorporated companies, including Hoechst, Bayer and Badische Anilin-und Soda-Fabrik AG. Under Law No. 35, Badische Anilin- und Soda-Fabrik AG assumed no debts, liabilities and obligations of I.G. Farben, except for certain liabilities expressly provided for in the regulation issued by the Allied High Commission.

     In the 1950s and 1960s, BASF started to expand beyond its domestic operations by building both production and sales facilities outside Germany and by establishing partnerships and joint ventures in Europe, North America and South America. In 1958, BASF established a U.S. joint venture with The Dow Chemical Company, significantly strengthening its operations. In 1969, BASF acquired Wyandotte Chemicals Corp., further expanding its base of operations in the United States. These companies formed the nucleus of BASF Corporation, into which BASF consolidated its North American activities in 1985.

     In 1969, BASF acquired the German oil company Wintershall AG. Since then, BASF has significantly strengthened and developed its exploration and marketing of oil and gas by entering into a strategic partnership with Gazprom of Russia, one of the world's leading natural gas producers. In 1993, BASF and Gazprom established the joint venture WINGAS to market and distribute gas in Central and Eastern Europe.

     In 1975, BASF broadened its base in pharmaceuticals by acquiring a majority interest in Knoll AG. BASF purchased the remaining interests in Knoll in 1982. Knoll, which is based in Ludwigshafen, Germany, offers a targeted line of pharmaceutical products. BASF acquired Boots Pharmaceuticals of the United Kingdom in 1995, strengthening its presence in the important North American pharmaceuticals market.

                        DESCRIPTION OF BUSINESS SEGMENTS

                                   CHEMICALS

SEGMENT OVERVIEW

     BASF's Chemicals segment is one of the largest chemical producers in the world based on sales. The Chemicals segment produces a full range of products, from basic petrochemicals and inorganic chemicals to high-value specialty chemicals, allowing BASF to exploit fully the benefits of its Verbund approach to integration.

     The following table sets forth the Chemicals segment's sales to third parties, percentage of total BASF sales, intersegmental transfers and income from operations for the last three years:

                                                      1997     1998     1999
                                                     ------   ------   ------
                                                       (EUROS IN MILLIONS)
Sales to third parties.............................  E4,471   E4,255   E4,393
Percentage of total BASF sales.....................     16%      15%      15%
Intersegmental transfers...........................  E2,101   E1,935   E1,848
Income from operations.............................  E1,089   E  922   E  698

     The Chemicals segment produces a wide variety of chemicals that are sold to a multitude of industries, including the chemical, construction, automotive, electronics, detergents, colorants, coatings and health and nutrition industries.

     In December 1999, BASF agreed to sell for E215 million the COMPO(R) specialty fertilizer business conducted by its subsidiary, COMPO GmbH of Munster, Germany, to K+S Aktiengesellschaft of Kassel, Germany, and that K+S would assume the marketing and sale of agricultural fertilizers manufactured by BASF. In 1998 and 1999, the business activities acquired by K+S had sales of about E920 million, of which COMPO(R) products accounted for about one third and agricultural fertilizers accounted for about two thirds. Starting in 2000, BASF will account for sales of fertilizer products in its Other segment, and prior financial data for the Chemicals segment has been restated as of January 1, 1997, to reflect the dissolution of the Fertilizers division.

     The Chemicals segment exemplifies the benefits of BASF's Verbund approach to integration because its divisions both intensively consume and manufacture products along the company's core value-adding chains. Virtually all products that the segment sells to external customers are produced within this integrated network. Although most of the segment's sales are to external customers, approximately 30% of the segment's total sales are intersegmental transfers to other BASF operations for the manufacture of higher-value products. These products manufactured for captive use include many basic and intermediate chemicals.

     The Chemicals segment's strategic goal is to expand and strengthen its position as a competitive and profitable global producer. The Chemicals segment aims to maintain its leading market position in Europe and to expand operations in North America and the Asia-Pacific region. Achieving economies of scale and making investments in technology, processes and products are the most important factors for the segment's competitiveness. BASF's capital expenditures relating to the Chemicals segment are focused on building new world-scale plants that offer state-of-the-art technology.

     As part of its intention to fulfill its strategic goals, BASF will reorganize effective June 1, 2000, its Petrochemicals & Inorganics and Industrial Chemicals divisions to form two new global operating divisions. BASF believes the new organizational structure will better conform to its value-adding chains and make the company's integration even more efficient. The former Petrochemicals & Inorganics division will be named "Petrochemicals" and will be responsible for the manufacturing and marketing of products from steamcrackers as well as plasticizers and solvents. The former Industrial Chemicals division will be renamed "Inorganics" and will be responsible for the production and marketing of inorganic chemicals which include ammonia, nitric acid, sulfuric acid and chlorine. It will also be responsible for catalysts as well as glues and impregnating resins.

     The divisions comprising the Chemicals segment and their principal products are:

     PETROCHEMICALS & INORGANICS:

                    MAJOR PRODUCTS                               PRIMARY APPLICATIONS
                    --------------                               --------------------
    -    Petrochemicals including ethylene,         -    Starting materials largely for captive
         propylene, butenes and benzene                  use within BASF to manufacture
                                                         higher-value
    -    Organic basic chemicals such as acetylene       chemicals, polymers, fertilizers and crop
         and methanol                                    protection products
    -    Inorganic basic chemicals such as
         ammonia, sulfuric acid, chlorine and
         sodium hydroxide
    -    Inorganic specialty products reactions
    -    Industrial gases
    -    Catalysts                                  -    Organic reactions

     INDUSTRIAL CHEMICALS:

                    MAJOR PRODUCTS                               PRIMARY APPLICATIONS
                    --------------                               --------------------
    -    Plasticizers and plasticizer raw           -    Additives to soften plastics
         materials including oxo alcohols and
         phthalic anhydride
    -    Oxygenated solvents including acetates     -    Solvents to process, apply, clean or
         and glycol ethers                               separate materials mainly in the
                                                         coatings, pharmaceuticals, cosmetics and
                                                         household products industries
    -    Glues and impregnating resins including    -    Wood-to-wood adhesives and bonding
         formaldehyde and melamine                       applications

     INTERMEDIATES:

                    MAJOR PRODUCTS                               PRIMARY APPLICATIONS
                    --------------                               --------------------
    -    Amines                                     -    Precursors or components for products
                                                         such as pharmaceuticals, crop protection
                                                         products, polymers, surfactants and gas
                                                         treatment systems
    -    Diols                                      -    Polyurethanes, polymers, solvents,
                                                         textile fibers and products for the
                                                         coating industry
    -    Carboxy and dyestuff intermediates         -    Precursors for crop protection products,
                                                         pharmaceuticals, polymers, textiles,
                                                         leather and paper products
    -    Carboxylic acid and miscellaneous          -    Additives and/or components for the feed
         intermediates                                   and food, textile, leather, life sciences
                                                         and polyurethanes industries

     SPECIALTY CHEMICALS:

                    MAJOR PRODUCTS                               PRIMARY APPLICATIONS
                    --------------                               --------------------
    -    Ethylene derivatives such as ethylene      -    Precursors and components for products
         oxide, glycols, surfactants and glycol          such as detergents, anti-freeze and
         ethers                                          polyester fibers, films and PET plastic
                                                         bottles
    -    Isobutene derivatives such as              -    Precursors and components for products
         polyisobutene                                   such as fuel and lubricant additives
    -    Hydrocyanic acid derivatives such as       -    Paper manufacturing, electroplating,
         chelating agents                                laundry products and photographic
                                                         development
    -    Propylene derivatives such as propylene    -    Precursors and components for products
         oxide, propylene glycols, surfactants and       such as hydraulic fluids, solvents and
         dispersants                                     detergents

SEGMENT STRATEGY

     The Chemicals segment provides the foundation for BASF's Verbund approach to integration, supplying all of the company's chemical customers - both internal and external - with a wide spectrum of quality chemicals at competitive prices.

     The Chemical segment's strategy is to maintain its leading market position in Europe, to expand operations in North America and the Asia-Pacific region and to improve its competitive position by employing the most efficient technologies and processes available.

     In 1999, the Chemicals segment spent E763 million on capital expenditures.

     BASF has major projects underway in North America and Asia. A major project in Asia is the expansion of the new Verbund site in Kuantan, Malaysia, where the first plants went on stream in March 2000. In addition, BASF is planning a new Verbund site in Nanjing, China. BASF expects plants at the Nanjing site to start up in 2005. In North America, BASF and its partner, TotalFinaElf S.A., are currently building the world's largest liquid steamcracker at TotalFinaElf's refinery in Port Arthur, Texas. The steamcracker, scheduled to begin operation in the second quarter of 2001, will supply propylene, ethylene and other products to BASF's Verbund sites in Geismar, Louisiana, and Freeport, Texas.

     In 1999, the Chemicals segment invested approximately E149 million in research and development. Research activities are focused on improving value-adding production chains that serve the segment and on developing higher value-added products. BASF is developing new products and production processes, in particular for organic and inorganic intermediates and industrial and specialty chemicals.

     The main capital expenditure projects of the Chemicals segment currently include:

                                                    PROJECTED ANNUAL
                                                 CAPACITY AT COMPLETION   PROJECTED
                                                       OF PROJECT        START-UP OF
      LOCATION                 PROJECT               (METRIC TONS)        OPERATION
      --------                 -------           ----------------------  -----------
Kuantan, Malaysia      Oxo C4 alcohols           240,000(1)                 2001
                       Phthalic anhydride        40,000                     2001
                       Plasticizers              100,000                    2001
                       Butanediol                100,000                    2002
                       Formic acid               50,000                     2003
                       Butyl acetate             50,000                     2004

Port Arthur, Texas     Steamcracker              830,000 ethylene and       2001
                                                 860,000 propylene(2)
                       Butadiene                 410,000(3)                 2002

Ludwigshafen, Germany  Formaldehyde expansion    470,000                    2000
                       Optically active amines   2,000                      2001
                       Butanediol expansion      190,000                    2001
                       Dimethylhexanediol        2,000                      2001

Antwerp, Belgium       Ethylene oxide expansion  400,000                    2001
                       Glycols expansion         300,000                    2001

Freeport, Texas        Hexanediol                20,000                     2001

Geismar, Louisiana     Ethylene oxide expansion  420,000                    2000
                       Glycols expansion         390,000                    2000
                       Aniline                   120,000                    2000

---------------
(1) Conducted through a joint venture between BASF (60%) and Petronas (40%) (capacity reflects total joint venture capacity).

(2) Conducted through a joint venture between BASF (60%) and TotalFinaElf (40%) (capacity reflects total joint venture capacity).

(3) Conducted through a joint venture between Shell (60%), BASF (24%) and TotalFinaElf (16%) (capacity reflects total joint venture capacity).

PETROCHEMICALS & INORGANICS

     OVERVIEW

     BASF's Petrochemicals & Inorganics division produces approximately 300 basic commodity chemicals, of which approximately 70% are used within BASF for higher-value products. The division provides the first step in BASF's Verbund approach to integration, and all of BASF's integrated value-adding chains begin with products from the division.

     The principal raw materials used in this division include naphtha, which is a colorless liquid derived from refining crude oil, and natural gas. The division purchases 15% of its raw materials from other BASF operations, which is primarily natural gas purchased from BASF's subsidiary Wintershall AG. All other principal raw materials (natural gas and naphtha) are bought from external sources. BASF does not rely on any dominant supplier for its raw materials.

     The Petrochemicals & Inorganics division's principal products include the basic building blocks of petrochemistry produced in steamcrackers, which use steam to crack naphtha mainly into ethylene and propylene - two important petrochemical materials. BASF also produces acetylene, methanol and ammonia, all of which are chemicals based on natural gas. In addition, BASF produces significant volumes of major inorganic basic products, such as sulfuric acid, sodium hydroxide and chlorine, mainly for captive use. The Petrochemicals & Inorganics division produces industrial gases for consumption at BASF's Verbund sites in Ludwigshafen, Germany and Antwerp, Belgium.

     BASF operates three steamcrackers - two in Ludwigshafen and one in Antwerp. They have a combined annual capacity of l.3 million metric tons of ethylene, 750,000 metric tons of propylene, 450,000 metric tons of C4 cuts (a mixture of C4 hydrocarbons such as butadiene) and 700,000 metric tons of aromatics such as benzene. Virtually all of these products are used for captive use to supply value-adding chains within BASF's Ludwigshafen and Antwerp sites. Although the steamcrackers mainly supply products for captive use within the company, BASF also maintains positions in the ethylene merchant markets to ensure high capacity utilization.

     In North America, BASF and its partner TotalFinaElf are currently building the world's largest liquid steamcracker at TotalFinaElf's refinery in Port Arthur, Texas. The steamcracker, scheduled to start operations in the second quarter of 2001, will supply propylene, ethylene and other products to BASF's Verbund sites in Geismar, Louisiana, and Freeport, Texas. BASF is the majority partner with a 60% ownership interest and the site operator. The combined investment between BASF and TotalFinaElf will be approximately E1 billion, with BASF's share being E600 million. The steamcracker will have an annual capacity of approximately 830,000 metric tons of ethylene and 860,000 metric tons of propylene. In a new joint venture, BASF is planning to build the world's largest butadiene extraction plant in Port Arthur, Texas, with partners TotalFinaElf and Shell. In Asia, BASF plans to build a steamcracker as part of its new Verbund site in Nanjing, China, in cooperation with its partners, China Petro-Chemical Corporation (SINOPEC) and Yangzi Petrochemical Corporation.

     Manufacturing and developing catalysts are also important to the Petrochemicals & Inorganics division. Catalysts are substances, usually metals used in relatively small amounts, which, when added to a chemical process, speed or slow the rate of the chemical reaction without being consumed in the process. Developing catalysts plays an important role in BASF's strategy to protect and expand its technological leadership because catalysts often help increase product yields. BASF catalysts are used mainly in internal processes, but are also sold to external customers on a selective basis.

     Virtually all of the products in the Petrochemicals & Inorganics division are commodities; low production cost is therefore key to the success of the division. Highly competitive cost positions are achieved through economies of scale and integrated Verbund sites. The Petrochemical & Inorganics division sells its products, many of which constitute first steps in BASF's integrated value-adding chains, to other BASF operations at the same site at market prices. By buying these products from BASF's own Petrochemical & Inorganics division, however, other BASF operations benefit from efficiencies in logistics and savings in energy, transportation, purchasing and infrastructure costs. This approach underpins BASF's ability to efficiently manufacture higher-value products throughout its operations.

     The Petrochemicals & Inorganics division's sales to third parties were E747 million in 1999.

     PRODUCTS

     Production capacity for the major products in the Petrochemicals & Inorganics division is as follows:

                  ANNUAL PRODUCTION CAPACITY
    PRODUCT             (METRIC TONS)               PRIMARY APPLICATIONS
    -------       --------------------------        --------------------
Ethylene                  1,300,000            - Plastics
                                               - Specialty chemicals
                                               - Solvents
                                               - Dispersions
Propylene                   750,000            - Plastics
                                               - Plasticizers
                                               - Solvents
                                               - Specialty chemicals
Ammonia                   1,500,000            - Fertilizers
                                               - Glues and impregnating resins
                                               - Dyestuffs
                                               - Animal nutrition
Benzene                     300,000            - Plastics
Chlorine                    460,000            - Plastics
                                               - Dispersions
                                               - Solvents
Acetylene                    90,000            - Plastics
                                               - Vitamins
                                               - Pharmaceuticals
Methanol                    450,000            - Glues and impregnating resins
                                               - Chemical intermediates
                                               - Solvents
                                               - Vitamins
Sulfuric acid               820,000            - Fiber products
Sodium hydroxide            470,000            - Chemicals

     MARKETS AND DISTRIBUTION

     In 1999, Europe accounted for 87% of the Petrochemicals & Inorganics division's sales to external customers, North America for 5% and Asia for 7%. Specialty chemical and other chemical companies are the primary external customers of this division, and many of these customers are competitors of BASF. Approximately 70% of the division's sales are to other BASF divisions.

     The Petrochemicals & Inorganics division produces commodity products that are subject to strong cyclicality in pricing. Changes in the costs of raw materials have an almost immediate effect on the division's financial performance. The division sells its products to external customers pursuant to long-term supply contracts and into merchant markets for commodity products.

     The Petrochemicals & Inorganics division's primary competitors in the commodity markets are a small number of large chemical companies, including The Dow Chemical Company of the United States,

Shell Chemicals U.K. and BP Amoco Chemical, Inc. of the United Kingdom, and Enichem, a unit of ENI S.p.A. of Italy.

INDUSTRIAL CHEMICALS

     OVERVIEW

     BASF's Industrial Chemicals division sells more than 250 petrochemical derivative products to approximately 3,000 customers worldwide in a broad range of industries. The main product lines of the Industrial Chemicals division are:

          - plasticizers, which are used to make rigid plastics flexible;

          - solvents, which are often used to facilitate chemical processes; and

          - glues and impregnating resins, which are used for all types of wood-to-wood adhesion and for the impregnation of decorative paper.

     BASF's customers use industrial chemicals in the production of their own higher-value products. The construction industry is the largest end-market for the Industrial Chemicals division's products, followed by the furniture, cable and wire, automotive, sporting goods, packaging and clothing industries.

     Many of the Industrial Chemicals division's products constitute an interim level within BASF's value-adding chains, serving as precursors for many final products. The principal raw materials used by the division are ethylene, propylene, butenes, synthesis gas, methanol, o-xylene, phenol, melamine and urea. BASF produces all of these products, except o-xylene and phenol, for captive use. The Industrial Chemicals division purchases approximately 70% of its raw materials from within BASF.

     Approximately 40% of the division's production is designated for captive use within BASF. These internal transfers include major amounts of oxo alcohols, phthalic anhydride and formaldehyde to create higher-value products. This captive use within BASF provides steady demand that helps maintain good capacity utilization levels at the division's production plants.

     The Industrial Chemicals division's goal is to increase sales in Asia and North America by expanding its production capacity in these regions, primarily to support BASF operations but also to meet the needs of external customers. BASF is currently creating new production capacity for industrial chemicals with its partner Petronas at BASF's new Verbund site in Kuantan, Malaysia. BASF also plans to include production plants for the Industrial Chemicals division at a planned Verbund site in Nanjing, China, with its partner Yangzi Petrochemical Company.

     Cost leadership is vital for the Industrial Chemicals division due to the commodity pricing structure for many of its products. BASF believes its integrated approach to manufacturing at world-scale plants helps the division control costs and compete effectively in its key product areas. Offering customers innovative products, especially in the areas of glues, resins and plasticizers, is also important for BASF to maintain a competitive advantage.

     The Industrial Chemicals division's sales to third parties were E765 million in 1999.

     PRODUCTS

     The Industrial Chemicals division has three major product lines:

     Plasticizers and Plasticizer Raw Materials

     BASF offers a broad range of plasticizers, which are used in chemical processes to make rigid plastics flexible. These products include standard plasticizers based on phthalic anhydride under the trade name Palatinol(R) as well as specialty plasticizers under the trade names Plastomoll(R) and Palamoll(R). BASF also markets the plasticizer precursors phthalic anhydride and higher plasticizer range alcohols. BASF sells these products globally, and the construction and cable and wire industries are the primary end-markets.

     Solvents

     BASF offers a wide range of oxygenated, halogen-free solvents that are used to dissolve other chemicals and facilitate chemical reactions. BASF's particular strengths are in oxo alcohols, acetates, glycol ethers and glycol ether acetates as well as in the specialty solvents dimethylformamide (DMF), dimethylacetamide
(DMAC) and cyclohexanone. BASF sells most of these products globally and primarily to the coatings, pharmaceuticals and cosmetics industries.

     Glues and Impregnating Resins

     BASF offers a wide variety of tailor-made, wood-to-wood adhesives. These adhesives are used to bond particles in the production of chipboard and for the surface bonding of wooden components. BASF also produces impregnating resins, which are used to manufacture decorative paper. The primary market for these products is Europe.

     Production capacity for the major products in the Industrial Chemicals division is as follows:

                                        ANNUAL PRODUCTION CAPACITY
                 PRODUCT                      (METRIC TONS)          PRIMARY APPLICATIONS
                 -------                --------------------------   --------------------
    Oxo C4 alcohols                              790,000             - Plasticizers
                                                                     - Solvents
                                                                     - Dispersions
    Phthalic anhydride                           127,000             - Plasticizers
                                                                     - Resins
    Plasticizers (phthalates)                    300,000             - Flexible PVC
    Formaldehyde condensation products           600,000             - Glues and impregnating resins
    Formaldehyde                                 484,000             - Glues and impregnating resins

     MARKETS AND DISTRIBUTION

     In 1999, Europe accounted for 56% of the Industrial Chemicals division's sales to external customers, North America for 28% and the Asia, Pacific Area, Africa region for approximately 13%.

     The Industrial Chemicals division sells products through BASF's own sales force as well as through wholesalers. Some of this division's customers are also competitors of BASF.

     The Industrial Chemicals division produces commodities characterized by cyclicality in pricing. The market for plasticizers and oxo alcohols is characterized by excess capacity, which has resulted in stiff competition and pricing pressure. Competition in the market for industrial chemicals is based on strong customer relationships, comprehensive product services and price.

     The primary competitors of BASF's Industrial Chemicals division are a diverse number of medium and large chemical companies. BASF is the world's largest producer of oxo alcohols and second largest producer of plasticizers. BASF considers BP Amoco Chemical, Inc. of the United Kingdom; Eastman Chemicals Corp., Exxon Chemicals Company and Union Carbide Corp. of the United States; and Celanese AG and the Degussa-Huls AG unit Oxeno of Germany to be its main competitors in the areas of plasticizers and solvents. For glues and impregnating resins, Nordkemi Oy of Finland (consisting of the former Dyno Industrier ASA of Norway and Neste Chemicals of Finland) and Elf Atochem of France are BASF's primary competitors.

INTERMEDIATES

     OVERVIEW

     The Intermediates division manufactures approximately 550 products that are sold to approximately 3,000 customers worldwide. These customers typically purchase the division's chemical precursors to create higher-value chemicals.

     The division has four major product areas:

          - amines,

          - diols,

          - carboxylic acids and miscellaneous intermediates, and

          - carboxy and dyestuff intermediates.

     Customers of the Intermediates division are largely active in the manufacture of surfactants, plastics, polyurethanes, textile fibers, resins, paints, colorants, pharmaceuticals and crop protection products.

     The Intermediates division represents an important link in BASF's Verbund approach to integration because it purchases more than 80% of its raw materials from within BASF, benefiting from efficiencies in logistics and savings in energy, transportation, purchasing and infrastructure costs. The division also consumes by-products of other BASF chemical operations, thus adding value to otherwise wasted product streams. The principal raw materials that the division uses are methanol, formaldehyde, acetylene, C4 aldehyde, acrylonitrile, ammonia, ethylene oxide, ethylene, chlorine, benzene and nitric acid.

     Many of the Intermediates division's products are resilient to economic cycles, making the division a steady and solid contributor to BASF's profitability. The division's products are often the result of multi-stage production processes within BASF before intermediates are sold to external customers. The division, however, also satisfies high demand within BASF for cost-efficient precursors for the production of crop protection products, pharmaceuticals, paint resins, plastics, adhesives, dyes, pigments and process chemicals for the textile, leather and paper industries. Internal transfers, in particular of amines, to other BASF operations account for approximately 30% of the division's total sales.

     The keys to the Intermediates division's success are achieving technological and cost leadership, offering customized products and, increasingly, developing a global production presence. To achieve technological and cost leadership, BASF participates in targeted research and process development programs for new, efficient world-scale production sites. The Intermediates division cooperates with key customers to develop new, tailor-made products. To increase its global presence, the Intermediates division intends to expand its operations outside of Europe, particularly in Asia with a major focus on the new Verbund sites in Kuantan, Malaysia, and Nanjing, China, as well as the production site in Ulsan, Korea. BASF is specifically aiming to build on its existing global leadership position in the production of diols and to expand its production of amines to capture an increased share of global markets.

     The Intermediates division's sales to third parties were E1.472 billion in 1999.

     PRODUCTS

     The Intermediates division has four major product areas:

     Amines

     BASF is one of the world's largest producers of amines, which are principally used to make laundry and cleaning products, process chemicals and crop protection products. BASF offers approximately 140 different amines worldwide. Key products include aniline (manufactured mainly for captive use within BASF), ethanolamines, ethyleneamines, alkylamines, alkylalkanolamines and specialty amines. Amines are sold globally, but Europe is BASF's primary market for these products.

     Diols

     BASF is the world's largest manufacturer of diols, which are chemical building blocks for products such as plastics, polyurethanes, fibers and paints. Key products include 1,4-butanediol, tetrahydrofuran, PolyTHF(R), gamma-butyrolactone, N-methylpyrrolidone, hexanediol and neopentylglycol. BASF sells and produces diols globally.

     Carboxylic Acids and Miscellaneous Intermediates

     This product group includes formic acid, propionic acid and adipic acid as well as various chemical specialties that include alcoholates, formamide and triphenylphosphine. These chemicals can be used, for example, to manufacture preservatives for the feed and food industries, auxiliaries for textile and leather applications as well as health and nutrition products. The Intermediates division sells these products mainly in Europe and Asia. BASF's strategy is to increase sales in Asia by focusing capital expenditures on this region.

     Carboxy and Dyestuff Intermediates

     BASF manufactures carbonyl chloride derivatives, dialdehydes and imidazoles. These chemicals are often used in the manufacture of paper, polymers, textiles and leather products. Europe is BASF's primary market for these products, but BASF has targeted Asia for future substantial growth.

     Production capacity for the major products in the Intermediates division is as follows:

                               ANNUAL PRODUCTION CAPACITY
           PRODUCT                   (METRIC TONS)                PRIMARY APPLICATIONS
           -------             --------------------------         --------------------
Aniline/Dinitrotoluene               375,000/85,000         - Polyurethane plastics
                                                            - Rubber industry applications
Alkylamines                                215,0000         - Crop protection
                                                            - Water treatment
                                                            - Pharmaceuticals
                                                            - Rubber chemicals
Ethanolamines/                              208,000         - Laundry and cleaning materials
Alkylalkanolamines                                          - Water treatment
                                                            - Crop protection products
                                                            - Gas purification
Specialty amines                            120,000         - Surfactants
                                                            - Rubber industry
                                                            - Crop protection
                                                            - Polyurethane and epoxy
Carbonyl chloride derivatives                31,000         - Organic peroxides
                                                            - Pharmaceuticals
Butanediol                                  370,000         - Plastics and polyurethanes
Polytetrahydrofuran                          65,000         - Fibers
(PolyTHF(R))                                                - Polyurethanes
Hexanediol                                   30,500         - Plastics
                                                            - Coating resins
Formic acid/Propionic acid           180,000/80,000         - Preservatives
Formamide                                   100,000         - Crop protection products

     MARKETS AND DISTRIBUTION

     In 1999, Europe accounted for approximately 51% of the Intermediate division's sales to external customers. North and South America together accounted for approximately 26% and the Asia, Pacific Area, Africa region accounted for approximately 23%. BASF sells this division's products through its own sales force as well as through distributors.

     A significant majority of the Intermediates division's products are resilient to economic cycles, but the division also manufactures products that are commodities and characterized by cyclicality in pricing. The trend toward commodity pricing is increasing.

     The competitors of the Intermediates division range from major industry participants to smaller, specialized chemical companies. While BASF competes mainly on the basis of price, product offering and quality along with customer service are important for success. BASF is among the top three producers worldwide in its four intermediates business sectors. Approximately 10 medium to large companies compete globally in the amines market. BASF considers its global competitors based in the United States to be Union Carbide Corp., Air Products Corp., The Dow Chemical Company and Huntsman Corporation.

Its key European competitors are UCB S.A. of Belgium and Akzo Nobel N.V. of the Netherlands. In its diols activities, BASF considers its competitors to be Eastman Chemicals Corp., International Specialty Products Inc. and E.I. du Pont de Nemours and Company of the United States; Eurodiol S.A. of Belgium in Europe; and Mitsubishi Chemicals Corporation of Japan, Shinwa Petrochemicals of Korea, Tonen Chemical Corporation of Japan and Dairen Chemical Corporation of Taiwan in Asia. Competitors in the carboxy and dyestuff intermediates group are PPG Industries, Inc. of the United States and Groupe SNPE of France. The main competitors in carboxylic acids are Kemira OY of Finland and BP Amoco Chemical, Inc. in Europe, and Celanese AG of Germany, Union Carbide Corp. and Eastman Chemicals Corp. in the United States.

SPECIALTY CHEMICALS

     OVERVIEW

     The Specialty Chemicals division, which is one of the world's largest manufacturers of high-value chemicals, produces more than 1,200 products that are sold to over 4,000 customers worldwide in more than 50 major industries.

     The Specialty Chemicals division supplies products to the detergent, paper and cleaning products industries, including surfactants and chelates used to produce paper and cleansing agents. It supplies anti-freeze and brake fluids to the automotive industry as well as fuel and lubricant additives to the mineral oil industry. The division also sells ethylene glycol to manufacturers of polyester fibers, films and PET (polyethylene terephthalate) plastic bottles. The division's electroplating chemicals are used in the electronics industry and its biocides are used for disinfection in various applications.

     Products of the Specialty Chemicals division often represent the end products of several significant value-adding chains within BASF's Verbund. BASF's approach to integration gives the Specialty Chemicals division an advantage over small and medium-sized companies that lack the cost advantages of integration. The most important chains from which the division benefits are based on derivatives of ethylene as well as the raw materials propylene, isobutene and hydrocyanic acid. BASF is among the world's largest producers of ethylene oxide, which is a derivative of ethylene, and offers a large variety of products based on this chemical. The Specialty Chemicals division manufactures ethylene oxide at large world-scale plants at BASF's Verbund sites and is responsible for a substantial part of BASF's ethylene-based products. The division purchases 85% of its precursors from within BASF and sells almost 80% of its products to external customers.

     BASF's goal is to become one of the world's leading producers of nonionic surfactants based on ethylene oxide, both through acquisitions and by expanding its production capacity. Surfactants enhance cleansing efficiency and are used, for example, in household detergents and dishwashing agents as well as in industrial and institutional cleaning applications. BASF acquired and successfully integrated the U.S. surfactants businesses of both PPG Industries, Inc. and Olin Corporation of the United States at the end of 1997. These acquisitions considerably increased BASF's market share of specialty surfactants and helped BASF become a leading supplier of surfactants in North America. The new nonionic surfactants plant at BASF's site in Geismar, Louisiana, will make a significant contribution to the company's already strong market position. BASF is a leading nonionic surfactants manufacturer in the European market.

     In 1998, BASF also acquired the U.S. chelating agents business of Ciba Specialty Chemicals Holding Inc. of Switzerland, improving its position as a global supplier of chelating agents, which are used to manufacture paper and detergents, among other things.

     The Specialty Chemicals division's goal is to expand its regional presence outside of Europe, particularly for surfactants in North America and for glycols in Asia. The division also aims to work closely with customers to develop higher-value products, especially in the detergent industry. BASF is actively expanding its marketing activities and production capacity in the Asia-Pacific region to achieve medium and long-term growth. The ethylene oxide and glycols sites within BASF's planned Verbund site in Nanjing, China, are part of this growth strategy.

     The Specialty Chemicals division's sales to third parties were El.409 billion in 1999.

     PRODUCTS

     The Specialty Chemicals division's products are largely based on four value-adding chains: ethylene, isobutene, hydrocyanic acid and propylene. The division sells its products worldwide, but sales are concentrated mostly in Europe and the United States.

     Ethylene Derivative Chemistry

     Ethylene derivative chemistry products form the core of the Specialty Chemicals division. These products are used mainly to produce surfactants, glycols and glycol ethers. BASF produces nonionic surfactants, which are often used in detergents, that are based on aliphatic alcohols and ethylene oxide or on block polymers that are produced by combining ethylene oxide and propylene oxide. BASF is one of Europe's largest ethylene glycol producers, a product used in anti-freeze in the automotive industry. BASF also supplies ethylene glycol to polyester manufacturers for the production of fibers, films and PET plastic bottles. Waxes synthesized from ethylene also are used in various surface treatment applications for automobiles and floors.

     Isobutene Derivative Chemistry

     Isobutene is the starting material for BASF's Keropur(R) and Glissopal(R) brand fuel and lubricant additives. BASF is one of the world's largest global suppliers of polyisobutene and its derivatives, such as polyisobuteneamine, which are part of the isobutene value-adding chain. The key markets for fuel additives are North America and Europe. Polyisobutene is marketed directly to motor oil additive manufacturers.

     Hydrocyanic Acid Derivative Chemistry

     BASF produces several chelating agents based on hydrocyanic acid that are used to manufacture paper and detergents and also serve as process chemicals in various industries. Applications include paper manufacturing, electroplating, laundry products and photographic chemicals.

     Propylene Derivative Chemistry

     Propylene oxide is synthesized within the Specialty Chemicals division from propylene and serves as a base for a wide variety of products including surfactants, hydraulic fluids, solvents and propylene glycols. Another product of the propylene value-adding chain is acrylic acid, which is used to manufacture dispersants and auxiliary chemicals for detergents and water treatment. In addition to the production capacity listed below, BASF has access to additional capacity of propylene oxide through its BASELL joint venture with Shell.

     Production capacity for the major products in the Specialty Chemicals division is as follows:

                           ANNUAL PRODUCTION CAPACITY
           PRODUCT               (METRIC TONS)              PRIMARY APPLICATIONS
           -------         --------------------------       --------------------
    Alkoxylation products           305,000             - Nonionic surfactants
    Chelating agents                 55,000             - Paper manufacturing
                                                        - Detergents
    Ethylene oxide                  770,000             - Nonionic surfactants
                                                        - Glycols
    Propylene oxide                 124,000             - Nonionic surfactants
                                                        - Propylene glycols
    Ethylene glycols                550,000             - Anti-freeze
                                                        - Polyester
    Propylene glycols                80,000             - Solvents
    Glycol ethers                   125,000             - Brake and hydraulic fluids

     MARKETS AND DISTRIBUTION

     In 1999, Europe accounted for approximately 54% of the Specialty Chemicals division's sales to external customers, while North America accounted for approximately 33%. The Asia, Pacific Area, Africa region and South America together accounted for the remaining sales of approximately 13%.

     BASF sells products from the Specialty Chemicals division through its own sales force, as well as through wholesalers. Some of the division's customers are also competitors of other BASF divisions.

     Competition varies significantly in the markets for the division's numerous products. In the markets for some basic products, such as ethylene glycol, competition is based mainly on price. Competition in the markets for high-value products, such as specialty surfactants and fuel additives, is based mainly on product offering and quality and product performance.

     Competitors in the industry range from a large number of small, specialized chemical manufacturers to the world's largest global chemical companies. BASF considers its principal competitors of the Specialty Chemicals division to be Clariant International Ltd. of Switzerland, Shell Chemicals U.K. of the United Kingdom and Union Carbide Corp. and The Dow Chemical Company of the United States.

                               PLASTICS & FIBERS

SEGMENT OVERVIEW

     BASF is one of the world's leading plastics and fiber products manufacturers based on sales and offers one of the industry's most comprehensive product ranges. The products of the Plastics & Fibers segment include:

     - standard plastics, such as polystyrene, polyethylene and polypropylene;

     - polyurethane raw materials as well as polyurethane products and systems;

     - nylon fibers and nylon intermediates;

     - styrene copolymers used in higher-value plastic applications; and

     - engineering plastics, which are high-performance materials that can withstand high temperatures, are resistant to chemicals and can often replace metal and wood in applications.

     The following table sets forth the Plastics & Fibers segment's sales to third parties, percentage of total BASF sales, intersegmental transfers and income from operations for the last three years:

                                                      1997        1998        1999
                                                     ------      ------      ------
                                                          (EUROS IN MILLIONS)
Sales to third parties.........................      E7,395      E7,573      E8,533
Percentage of total BASF sales.................         26%         27%         29%
Intersegmental transfers.......................      E  450      E  414      E  421
Income from operations.........................      E  368      E  539      E  640

     The principal customers of the Plastics & Fibers segment are active in a broad range of industries, including the construction, packaging, automotive, electronics, consumer products, textiles and sports and leisure industries.

     The Plastics & Fibers segment, whose products often represent some of the highest stages in BASF's value-adding chains, benefits significantly from several levels of Verbund-generated cost savings. The Plastics & Fibers segment also benefits from the ability of BASF's Verbund sites to guarantee a steady flow of precursors, even during periods of industry short supply. The segment buys a number of raw materials externally but does not rely on any dominant supplier.

     Europe is BASF's core market for plastics. To ensure the continued success of the Plastics & Fibers segment, BASF is currently positioning itself to better respond to customer needs by building regional production sites in the key markets of the segment's leading customers. BASF is also expanding existing production sites, application centers and sales offices in the segment's major markets as well as establishing and acquiring new sites to serve emerging growth markets such as Asia and South America. Finding new applications in cooperation with customers is also important for the Plastics & Fibers segment's future success.

     The divisions comprising the Plastics & Fibers segment and their principal products are:

    STYRENIC POLYMERS:

               MAJOR PRODUCTS                                 PRIMARY APPLICATIONS
               --------------                                 --------------------
    -    PS, PS-I (polystyrene)                     -    Packaging
                                                    -    Household appliances
                                                    -    Housings for consumer electronics
    -    EPS (expandable polystyrene) and           -    Building insulation
         XPS (extruded polystyrene)                 -    Packaging

                  MAJOR PRODUCTS                               PRIMARY APPLICATIONS
                  --------------                               --------------------
    -    EPP (expanded polypropylene)               -    Automotive components
                                                    -    Packaging for fragile products
                                                    -    Insulation pads
                                                    -    Sports equipment
    -    MF (melamine resin foam)                   -    Soundproofing materials
                                                    -    Automotive components
                                                    -    Fire protection materials

    ENGINEERING PLASTICS:

                  MAJOR PRODUCTS                               PRIMARY APPLICATIONS
                  --------------                               --------------------
    -    ABS (acrylonitrile-butadiene-styrene)      -    Electrical and consumer electronics
                                                         equipment
                                                    -    Household appliances
                                                    -    Office equipment
                                                    -    Automotive components
    -    ASA (acrylonitrile-styrene-acrylate)       -    Uncoated exterior automotive parts
                                                    -    Sports equipment
                                                    -    Electrical equipment such as microwave
                                                         ovens
    -    SAN (styrene-acrylonitrile)                -    Household and toiletry items
                                                    -    Cosmetics packaging
                                                    -    Office and household equipment
    -    PA (nylon 6 and 6,6)                       -    Automotive engine components
                                                    -    Electrical components
                                                    -    Housings for electrical equipment
                                                    -    Films for food and packaging
    -    PBT (polybutylene terephthalate)           -    Electrical connectors
                                                    -    Automotive components
    -    POM (polyoxymethylene)                     -    Mechanical and precision engineering
                                                         equipment
                                                    -    High-end children's toys
    -    PSU (polysulfone)                          -    Chemical engineering materials
    -    PES (polyethersulfone)                     -    Medical equipment

    POLYURETHANES:

                  MAJOR PRODUCTS                               PRIMARY APPLICATIONS
                  --------------                               --------------------
    -    Polyols                                    -    Coatings
    -    Isocyanates                                -    Elasticizers

                MAJOR PRODUCTS                                  PRIMARY APPLICATIONS
                --------------                                  --------------------
    -    Polyurethane systems                       -    Fibers
                                                    -    Foam
    -    TPU (thermoplastic polyurethane            -    Flexible cable coverings
         elastomers)
    -    Cellular elastomers                        -    Shock absorbers
                                                    -    Buffers
                                                    -    Sports equipment

    FIBER PRODUCTS:

                MAJOR PRODUCTS                                  PRIMARY APPLICATIONS
                --------------                                  --------------------
    -    Caprolactam                                -    Precursor for nylon 6
    -    Ammonium sulfate                           -    Detergents and fertilizers
    -    Polycaprolactam (nylon 6)                  -    Fiber spinning
                                                    -    Plastics applications
    -    Nylon filaments                            -    Textile fibers for apparel
                                                    -    Carpet fibers for residential, commercial
                                                         and automotive applications
    -    Adipic acid                                -    Precursor for nylon 6,6
    -    Hexamethylene diamine                      -    Precursor for nylon 6,6
    -    Nylon 6,6                                  -    Fiber spinning
                                                    -    Plastics applications
    -    Acrylonitrile                              -    Precursor for nylon 6,6
                                                    -    Plastics application

     POLYOLEFINS (CONDUCTED THROUGH BASF'S TARGOR AND ELENAC SUBSIDIARIES):

                MAJOR PRODUCTS                                  PRIMARY APPLICATIONS
                --------------                                  --------------------
    -    Various polypropylene grades:              -    Consumer product packaging
         - Standard polymers                        -    Containers
         - Compounds                                -    Appliance housings
         - Metallocene polypropylene                -    Luggage
                                                    -    Outdoor furniture
                                                    -    Fibers for use in rugs, ropes, nets and
                                                         textiles
                                                    -    Toys and children's play equipment
    -    Various polyethylene grades                -    Packaging for food products
                                                    -    Plastic bags
                                                    -    Bottles
                                                    -    Barrels
                                                    -    Plastic films for applications in
                                                         agriculture and construction
                                                    -    Tubes and cables
                                                    -    Fibers
                                                    -    Toys and children's play equipment

SEGMENT STRATEGY

     BASF's goal is to strengthen its position as one of the leading global competitors in the plastics and fibers industry. BASF believes that achieving cost and technology leadership and developing a global presence are key to the success of the Plastics & Fibers segment.

     To achieve its goals, BASF plans to:

        - achieve cost leadership by developing state-of-the-art technologies to manufacture products in world-scale plants offering significant economies of scale;

        - consolidate production at existing plants;

        - extend current product applications through technological development;

        - enter new product markets;

        - expand business in regions with growth potential, such as Asia and South America; and

        - enter strategic partnerships when appropriate.

     To achieve cost and technology leadership, the Plastics & Fibers segment is targeting its capital expenditures on the construction of new, world-scale plants, on the consolidation of production at existing plants and on research and development. In 1999, the segment's capital expenditures were E998 million and totaled more than E2 billion between 1997 and 1999.

     As part of its goal to develop a global presence, the Plastics & Fibers segment is targeting investments to take advantage of the considerable growth potential in Asia. BASF's expansion in the region already includes the world's largest ABS plastic production plant in Ulsan, Korea, which began operations in 1998, as well as a production site in Nanjing, China. The Nanjing site, where BASF also plans to build a major Verbund site, currently produces the complete styrene value-adding chain and includes plants for ethylbenzene, styrene, polystyrene and expandable polystyrene. The Nanjing operations are part of the Yangzi BASF Styrenics joint venture with Yangzi Petrochemical Corp. BASF has a 60% interest in this joint venture.

     As part of its strategy to enter into partnerships where appropriate, BASF and Shell Petroleum N.V., a holding company in the Royal Dutch/Shell Group of Companies, signed in December 1999 an agreement to combine the companies Elenac, Targor and Montell to create one of the world's largest polyolefins companies. BASF and Shell will each own 50% of the new joint venture, the holding company of which will be based in the Netherlands. BASF is contributing E350 million in cash, its 50% stake in Elenac and its 100% stake in Targor to the joint venture, which BASF expects will be the world's largest polypropylene producer and the fourth largest polyethylene producer. Shell is contributing its 100% stake in Montell and its 50% stake in Elenac. Elenac and Targor had total combined sales in 1999 of approximately E3 billion and income from operations of approximately E160 million. BASF intends to account for the new joint venture, which is expected to begin operations in the second half of 2000, on an equity basis.

     In 1999, the Plastics & Fibers segment invested approximately E180 million in research and development activities. Research has focused on improving existing manufacturing processes and developing cost-effective manufacturing alternatives. Developing partnerships and collaborating with customers on new applications and products is also important to the segment's research and development efforts.

     The main capital expenditure projects of the Plastics & Fibers segment currently include:

                                                                    PROJECTED ANNUAL
                                                                 CAPACITY AT COMPLETION     PROJECTED
                                                                       OF PROJECT            START-UP
         LOCATION                          PROJECT                   (METRIC TONS)         OF OPERATION
         --------                          -------               ----------------------    ------------
Wesseling, Germany            PE-HD (polyethylene - high                 250,000(1)            2000
                                density) expansion

Berre, France                 PE-LD (polyethylene - low                  320,000(1)            2000
                                density) expansion

Tarragona, Spain              Polypropylene                              225,000(2)            2001

Nanjing, China                PE-LD                                      400,000(3)            2004

Caojing, China                MDI (diphenylmethane                       160,000(4)            2004
                                diisocyanate) (40% stake)
                              TDI (toluene diisocyanate)                 130,000(5)            2004
                                (70% stake)

Geismar, Louisiana            MDI expansion                                 140,000            2000
                              TDI expansion                                 160,000            2001

Schwarzheide, Germany         TDI expansion                                  70,000            2000

Singapore                     SM (styrene monomers)/ PO                 550,000 SM/            2001
                                (propylene oxide)                     250,000 PO(6)

Ludwigshafen, Germany         EB (ethylbenzene)/ SM (styrene            600,000 EB/            2002
                                monomers)                                550,000 SM

Antwerp, Belgium              EB                                       From 350,000            2001
                                                                         to 890,000

San Jose dos Campos,          HIPS (high-impact polystyrene)                110,000            2000
  Brazil

Guaratingueta, Brazil         EPS (expandable polystyrene)                   40,000            2001

---------------
(1) Conducted through Elenac, a 50-50 joint venture with Shell Petroleum N.V. of the Netherlands (capacity reflects total joint venture capacity).
(2) Conducted through Targor, formerly a 50-50 joint venture with Celanese AG that is now 100% owned by BASF and fully consolidated.
(3) Conducted through a joint venture with YPC and SINOPEC (capacity reflects total joint venture capacity).
(4) Conducted through a joint venture with Chinese partner, Huntsman-ICI Polyurethanes and Nippon Polyurethanes (capacity reflects total joint venture capacity).
(5) Conducted through a joint venture with Chinese partner (capacity reflects total joint venture capacity).
(6) Conducted through a 50-50 joint venture with Shell (capacity reflects total joint venture capacity).

STYRENIC POLYMERS

     OVERVIEW

     BASF, the inventor of polystyrene, is one of a small number of global producers of styrenic polymers, supplying approximately 700 principal customers in all major geographic markets of the world.

     The Styrenic Polymers division supplies customers with plastics to make thousands of products ranging from food containers and housings for consumer products to foamed boards for building insulation. Polystyrene, which can be used in both rigid or foamed applications, is an easy-to-process material and offers an excellent price-to-performance ratio compared to alternative materials, giving it an advantage in the high-growth consumer packaging and consumer goods industries. BASF believes similar growth opportunities exist for the division's two major products used in building insulation - Styropor(R) and Styrodur(R).

     The Styrenic Polymers division purchases approximately 30% of its raw materials from within BASF, benefiting significantly from the Verbund approach to integration. For example, by purchasing from BASF both benzene and ethylene to manufacture styrene, a precursor for polystyrene, the division benefits from efficiencies in logistics and lower transportation costs. In addition, BASF's Verbund provides the division with a reliable source for precursors, even during periods of short supply. The division's principal raw materials are benzene, ethylene, butadiene rubber and pentane. The division sells approximately 90% of its products to external customers.

     BASF believes that achieving cost and technology leadership, as well as strengthening its global presence, are crucial to ensuring the continued competitiveness of its styrenic polymers products. Through acquisitions and capacity expansions, BASF has completed the first phase of a globalization strategy aimed at producing polystyrene and expanded polystyrene products on a regional basis in all major markets. Major projects in 1999 included:

        - integrating the acquired polystyrene business of CBE (BASF Poliestireno) into BASF S.A., Brazil;

        - adding additional GPPS (general purpose polystyrene) capacity to BASF's site in Nanjing, China; and

        - starting up a new Styropor(R) plant in Nanjing, China.

     As a result of these activities, BASF currently operates polystyrene plants in what it considers to be the world's most important markets. It will continue to expand in the Asian and South American growth markets through debottlenecking and the addition of new capacities. The main focus in Europe is to consolidate and upgrade the ethylbenzene and styrene operations and streamline polystyrene production capacity at existing European sites. The concentration of production, the closure of production lines and workforce reductions are a vital part of the restructuring efforts in BASF's polystyrene business, and led to improved overall competitiveness in 1999. BASF also achieved improvements in its logistics and cost reductions as a result of the restructuring project for its foams business in Europe. BASF is focused on achieving sustained rates of return in each market of the Styrenic Polymers division before pursuing further expansion.

     The Styrenic Polymers division's sales to third parties were El.827 billion in 1999.

     PRODUCTS

     The Styrenic Polymers division's key product lines include:

     PS, PS-I (Polystyrene)

     BASF's polystyrene products range from rigid and transparent general-purpose plastics to high impact-resistant grades that customers shape using injection molding, extrusion and blow molding. Styrolux(R) complements BASF's polystyrene product portfolio and combines toughness and transparency. BASF sells polystyrene globally and ships it to customers in granulate form.

     Primary applications:

        - Packaging and disposable products

        - Household appliances

        - Housings for consumer electronics

     EPS (Expandable Polystyrene)

     BASF sells expandable polystyrene under the brand name Styropor(R). Invented by BASF more than 50 years ago, Styropor(R) is a leading product in the building insulation market. In 2000, Neopor(R), a new product with superior insulation capabilities, will be broadly introduced in the European market. BASF sells expandable polystyrene globally and ships it to customers in the form of beads. Insulation manufacturers transform the beads into foam boards for sale to wholesalers. Other customers transform the beads into shape-molded parts for packaging. Expandable polystyrene's advantages include heat insulation, high compressive strength, shock absorption, low weight and moisture resistance.

     Primary applications:

        - Building insulation

        - Packaging

     XPS (Extruded Polystyrene)

     BASF sells extruded polystyrene under the brand name Styrodur(R). It is a green, extruded, rigid polystyrene foam that is made using environmentally friendly carbon dioxide as a blowing agent. Styrodur(R) is a leading product in the building insulation market, where BASF sells it to wholesalers in the form of foam boards. BASF also sells Styrodur(R) to customers for use in packaging products. Sales of the Styrodur(R) product line, which offers heat insulation, low water absorption and compressive strength, are concentrated in Europe.

     Primary applications:

        - Building insulation

     EPP(Expandable Polypropylene)

     BASF sells expandable polypropylene under the brand name Neopolen P(R), which is often used to make foam components. BASF ships Neopolen(R) to customers in the form of pre-expanded beads. Sales are concentrated in Europe and North and South America.

     Primary applications:

        - Automotive components

        - Packaging for fragile products

        - Insulation pads

        - Sports equipment

     MF (Melamine Resin Foam)

     BASF sells melamine resin foam under the brand name Basotect(R). It is a flexible foam material that absorbs sound and offers high heat resistance and good flame retardant attributes. BASF ships Basotect(R) to customers as foam boards or foam blocks. The product's primary markets are Europe, the United States and Japan.

     Primary applications:

        - Automotive components

        - Soundproofing materials

        - Fire protection materials

        - Houseware and consumer applications

     Production capacity for the major products in the Styrenic Polymers division is as follows:

             PRODUCT                  ANNUAL PRODUCTION CAPACITY
             -------                  --------------------------
Ethylbenzene                            1,550,000 metric tons
Styrene monomers                          550,000 metric tons(1)
Styrene                                 1,595,000 metric tons
Polystyrene                             1,415,000 metric tons
EPS (expandable polystyrene)              580,000 metric tons
XPS (extruded polystyrene)               980,000 cubic meters
EPP (expanded polypropylene)               10,800 metric tons
MF (melamine resin foams)                150,000 cubic meters

---------------
(1) Conducted through a 50-50 joint venture with Shell (capacity reflects total joint venture capacity).

     MARKETS AND DISTRIBUTION

     In 1999, Europe accounted for approximately 45% of the Styrenic Polymers division's sales, North America for approximately 25%, the Asia, Pacific Area, Africa region for approximately 20% and South America for 10%.

     The Styrenic Polymers division sells products primarily through its own regional sales force, supported by BASF technical and marketing experts.

     The market for styrenic polymers is global and characterized by narrowing margins, price competition and a push toward greater commodity-based pricing. Competition is predominantly based on price, followed by quality and, increasingly, on global delivery capabilities. The division's major customers require that top suppliers have a global presence and provide accompanying services, such as technical support and reliable delivery. Demand for styrenic polymers continues to rise due to overall economic growth in both industrial and emerging markets. To address these trends, BASF is seeking cost and technology leadership and is expanding its production and marketing presence to all major markets.

     The principal global competitor of the Styrenic Polymers division is The Dow Chemical Company of the United States. The division also competes in North America with Nova Chemical Corporation of Canada and in Europe with ATOFINA of France and Enichem of Italy. BASF competes with other regional competitors, such as Chi Mei of Taiwan in Asia.

ENGINEERING PLASTICS

     OVERVIEW

     BASF is one of the world's leading producers of engineering plastics. BASF's Engineering Plastics division produces one of the industry's broadest product ranges for highly specialized applications. The division sells its products to approximately 1,500 customers worldwide. The customer base consists largely of high-performance plastic molders and a variety of plastic component manufacturers in the automotive, consumer electronics, electrical equipment and packaging industries.

     Many of Engineering Plastics division's products have chemical and physical properties that enable them to withstand high temperatures and to resist chemical exposure to corrosives and solvents. These properties make the products less susceptible to physical damage in a variety of high performance applications. BASF has played an active role in the automotive industry's shift from metals to plastics to lower vehicle weight and production costs and to improve fuel efficiency. The Engineering Plastics division often works with suppliers to automotive manufacturers to develop specific applications for parts such as engine components, airbag housings and electronic connectors. BASF's Ultramid(R) plastic, for example, is one of the world's leading products used in manufacturing automotive engine manifolds.

     The Engineering Plastics division benefits from BASF's Verbund approach to integration by purchasing 55% of its raw materials from other BASF operations. The division purchases most of its monomers, such as caprolactam, butadiene and styrene, from within BASF and purchases glass fibers and polymer additives from external sources. By purchasing from within BASF, the division generates efficiencies in logistics and savings in energy, transportation, purchasing and infrastructure costs. The Engineering Plastics division sells virtually all of its products to external customers.

     Customers of the Engineering Plastics division often rate product performance and customer support as important, but prices are becoming an increasingly critical factor in choosing a supplier. To compete effectively, the Engineering Plastics division must contain costs by consolidating its product line and replacing older plants with new, world-scale plants that provide significant economies of scale. In addition to containing costs, it is paramount for BASF to have preferred supplier status with global customers, many of whom demand collaboration in the development of specific plastic applications. Preferred supplier status ensures early involvement in a customer's projects and fosters close and lasting business relationships.

     The Engineering Plastics division's sales to third parties were El.276 billion in 1999.

     PRODUCTS

     Engineering plastics are sold in the form of pellets, enabling customers to manufacture an array of specific components for high-performance applications.

     The Engineering Plastics division's products, all of which are sold globally, are:

     Styrene Copolymers

          ABS (Acrylonitrile-Butadiene-Styrene Copolymer)

             Terluran(R) and Rorfalin(R) are trade names for BASF's top styrene copolymer plastic. It offers superior surface quality, colorfastness and luster.

             Primary applications:

           - Electrical and consumer electronics equipment

           - Household appliances

           - Office equipment

           - Automotive components

          ASA (Acrylonitrile-Styrene-Acrylate Copolymers)

             Luran(R) S is the trade name for BASF's styrene copolymer plastic modified with rubber to make it durable against weathering, aging and chemicals.

             Primary applications:

           - Uncoated exterior automotive parts

           - Sports equipment such as surfboards and boats

           - High-end electrical equipment such as microwave ovens and coffee makers

          SAN (Styrene-Acrylonitrile Copolymers)

             Luran(R) is BASF's trade name for SAN plastic. It is transparent, chemical and dishwasher resistant and offers a high degree of stiffness and resistance to temperature change.

             Primary applications:

           - Household and toiletry items

           - Cosmetics packaging

           - Office and household equipment

          MABS (Methacrylate-Acrylonitrile-Butadiene-Styrene Copolymer)

             Terlux(R) is the trade name for BASF's MABS plastic. It offers transparency, luster, toughness and resistance against chemicals.

             Primary applications:

           - Hygiene and cosmetic product containers

           - Medical equipment housings

           - Office equipment housings

          PS/PPE Blend (Blend of Impact Modified Polystyrene and Polyphenylene Ethers)

             Luranyl(R) is the trade name for BASF's blend of plastics that offers high heat resistance, high dimensional stability, hot water resistance and low moisture absorption.

             Primary applications:

           - Plumbing and sanitary applications

           - Battery chargers

     Technical Plastics

          PA (Polyamide)

             Ultramid(R) is the trade name for BASF's plastics based on nylon 6, nylon 6,6 and other copolymers manufactured by BASF. It offers toughness and strength as well as both heat and chemical resistance.

             Primary applications:

           - Automotive engine intake manifolds, pedals and engine covers

           - Flame retardant plastics for electrical components such as switches and circuit breakers

           - Housings for electrical equipment

           - Films for food packaging

          PBT (Polybutylene Terephthalate)

             Ultradur(R) is the trade name for BASF's plastic based on PBT. It features high stiffness, strength, dimensional stability and aging resistance.

             Primary applications:

           - Electrical connectors

           - Automotive components such as windshield wiper arms

          POM (Polyoxymethylene)

             Ultraform(R) is the trade name for BASF's POM plastic. It offers high stiffness and strength, resilience and low wear.

             Primary applications:

           - Clips and fasteners

           - Speaker grilles

           - High-end children's toys

           - Mechanical and precision engineering devices such as shafts and gears

          PES (Polyether Sulfone) and PSU (Polysulfone)

             Ultrason(R) S and E are the trade names for BASF's PES and PSU plastics. They are used in high performance applications that exceed the capabilities of other plastics. These products can replace other plastics such as thermosets as well as metals and ceramics. The most important features of Ultrason(R) are stiffness, mechanical strength and its ability to perform continuously at high temperatures. Other important features include electrical insulation properties and dimensional stability.

           Primary applications:

           - Chemical engineering materials

           - Medical equipment

           - Automotive components

     Production capacity for the major products in the Engineering Plastics division is as follows:

                                      ANNUAL PRODUCTION CAPACITY
PRODUCT                                     (METRIC TONS)
-------                               --------------------------
ABS, ASA, SAN                                  400,000
Nylon 6 and 6,6 and PBT                        336,000
POM                                             71,000
PES and PSU                                      3,000

     MARKETS AND DISTRIBUTION

     In 1999, Europe accounted for 61% of the Engineering Plastics division's sales, North America for 20%, the Asia, Pacific Area, Africa region for 17% and South America for 2%.

     BASF sells engineering plastics products primarily through its own regional sales force. BASF employees at technical centers in Germany, France, England, Spain, the United States and Japan intensively support the activities of the Engineering Plastics division. These centers not only help customers develop applications but also independently research new markets and applications in which plastics can replace more conventional materials, such as metal or wood.

     The Engineering Plastics division's leading customers, particularly in the automotive industry, are primarily global companies that demand uniform worldwide standards for products and services in all major markets of the world. The engineering plastics business is a specialized one and competition is based more on product quality than on price. However, some of the products within the division's styrene copolymers group have also become commodity-like, and price is becoming an increasingly important factor for many customers when choosing suppliers. To maintain a solid customer base, BASF must achieve cost leadership and secure preferred supplier status with customers. BASF's focus is on strengthening its position in Europe and expanding its business in North America. BASF is also expanding the Engineering Plastics division's activities in Asia, a region where many customers have relocated operations, to support both regional consumption and exports.

     Major global competitors of the Engineering Plastics division include Bayer AG and Celanese AG of Germany, as well as The Dow Chemical Company, E.I. du Pont de Nemours and Company, and General Electric Company of the United States and Chi Mei of Taiwan. Plastics activities are a significant part of the portfolio for all of these global competitors.

POLYURETHANES

     OVERVIEW

     BASF's Polyurethanes division is one of the world's three largest producers of polyurethane, an important specialty plastic used to produce a wide spectrum of rigid, flexible, foamed and compact components for consumer products.

     A polyurethane is a polymer that is produced through the reaction of two liquid chemicals: an isocyanate and a polymeric alcohol (a polyol). Polyurethane customers buy these liquid chemicals and combine them at their own manufacturing sites to produce polyurethane foams or parts. BASF's polyurethane products are often used to make a variety of automotive parts, including bumpers, steering wheels and instrument panels. BASF's polyurethanes can also be found in household goods, such as mattresses and upholstery, and in sports equipment, such as in-line skates and athletic shoes. The fashion industry is increasingly using BASF's polyurethanes, particularly to manufacture synthetic leathers.

     The Polyurethanes division sells its products to customers in two principal ways:

        - Polyurethane Basic Materials: The Polyurethanes division sells individual polyurethane basic materials (isocyanates and polyols) to customers. The customers then apply their own technology to formulate the liquid basic materials so that, when combined, they will react and solidify into a material with particular properties.

        - Polyurethane Systems: A polyurethane system consists of pre-fabricated, ready-to-use formulations of isocyanates and polyols. The Polyurethanes division sells these specially formulated, tailor-made isocyanates and polyols to customers. When the customer combines them, these liquid chemicals react and solidify into a material that possesses the technical properties specified by the customer.

     The Polyurethanes division also sells polyurethane special elastomers, which are specialized end-products used mainly in the automotive and electrical industry.

     The Polyurethanes division's principal raw materials are toluene, benzene and propylene. The division benefits significantly from BASF's Verbund approach to integration, purchasing approximately 80% of its precursors from other BASF operations. These purchases from within BASF generate efficiencies in logistics and savings in energy, transportation, purchasing and infrastructure costs. The Polyurethanes division sells the vast majority of its products to external customers.

     BASF offers its polyurethane basic materials, systems and specialized end-products to numerous customers that require a high degree of application technology. The Polyurethanes division sells its products to a variety of industries, some of which are highly concentrated, such as the automotive and electrical appliance industries, and others that are highly fragmented, such as the shoe and construction industries.

     Effective January 1, 1999, BASF placed its PVC (polyvinyl chloride) activities in its Solvin joint venture with Solvay of Belgium. BASF has a 25% ownership interest in Solvin, which has assumed the marketing responsibility for BASF's PVC-based products. The joint venture strengthens BASF's relatively small market position in PVC by uniting BASF's activities with those of Solvay, one of the world's leading PVC manufacturers.

     The keys to the Polyurethane division's success are maintaining low costs and establishing a global presence for polyurethane basic materials, and maintaining strong relationships with customers for polyurethane systems and special elastomers. To reduce basic material costs, the division is increasing capacity utilization at existing plants and shifting production from older, less efficient plants to new, world-scale plants that offer substantial economies of scale. In addition, the division benchmarks its production processes against those of its competitors to further its streamlining efforts.

     To establish a global presence for basic materials, the Polyurethanes division is investing in additional production capacity in Europe, North America and Asia, which are the primary markets for the three main polyurethane precursors - polyols and the isocyanates MDI (diphenylmethane diisocyanate) and TDI (toluene diisocyanate).

     For polyurethane systems and special elastomers, strong relationships with leading industry customers are crucial because of the highly individualized nature of these products. To strengthen its relationships with customers, BASF has established a global network of system houses, which are production sites, that work closely with customers to provide specially formulated products for individual needs. The Polyurethanes division currently has 23 system houses around the world in locations near customers, and BASF intends to establish or acquire more. BASF's system houses include two new sites recently established in China and Malaysia.

     The Polyurethanes division's sales to third parties were E2.157 billion in 1999.

     PRODUCTS

     The Polyurethanes division's product lines include:

     Polyurethane Basic Materials

     The Polyurethanes division sells basic materials globally to customers that make polyurethane plastics by reacting isocyanates with polyols.

          Isocyanates

               MDI (Diphenylmethane Diisocyanate)

             MDI is a versatile chemical that can be used to make flexible foams as well as semi-rigid and rigid polyurethane plastics.

             Primary applications:

           - Furniture

           - Automotive parts such as seats and steering wheels

           - Carpet backings

           - Shoe soles

           TDI (Toluene Diisocyanate)

             TDI is a chemical used primarily in the manufacture of flexible foams.

             Primary applications:

           - Foam cushions for furniture

           - Automobile seats

           - Athletic track surfaces

          Polyols

               Polyether Polyols

             Polyether polyols are combined with isocyanates to make virtually all polyurethane products, other than those made with polyester polyols.

             Primary applications:

           - Rigid foams

           - Flexible foams

               Polyester Polyols

             Polyester polyols are combined with isocyanates to make primarily semi-rigid polyurethane plastics.

             Primary applications:

           - Cable sheathing

           - Shoe soles

     Polyurethane Systems

     BASF's worldwide systems group offers tailor-made polyurethane products for a wide variety of applications. The systems are grouped according to the combination of their properties, for example, rigid, flexible or semi-rigid. BASF develops ready-to-use polyurethane systems for customers, fulfilling the customers' specific engineering requirements, at its system houses around the world. Automotive OEM (original equipment manufacturer) suppliers comprise a significant customer group for polyurethane systems. OEM suppliers make seats, steering wheels, fenders and dashboards using BASF's polyurethane systems.

     Polyurethane Special Elastomers

     BASF sells polyurethane special elastomers, consisting of TPU and cellular elastomers, mainly in Europe, South America, North America and Japan. The automotive and electrical industries are the major customers for these products.

          TPU (Thermoplastic Polyurethane Elastomers)

             BASF sells TPU under the trade name Elastollan(R). Elastollan(R) is based on both polyether polyols and polyester polyols. It is supplied in granular form to customers who use it primarily to make flexible plastic cable coverings. Customers for these products are primarily in the automotive and cable and wire industries.

          Cellular Elastomers

             The trade names for BASF's cellular elastomers, or shock-absorbing, rigid plastics, are Cellasto(R), Elastocell(R) and Emdicell(R). BASF is the world's largest producer of cellular elastomers and sells them, for example, as molded end-products for use as shock absorbers and buffers in the automotive industry and as components in sports equipment.

     Production capacity for the major products in the Polyurethanes division is as follows:

                                         ANNUAL PRODUCTION CAPACITY
               PRODUCT                         (METRIC TONS)
               -------                   --------------------------
MDI                                               433,000
TDI                                               160,000
Polyether polyols                                 422,000
Polyester polyols                                  94,000
TPU (thermoplastic polyurethane)                   35,000
Propylene oxide                                   250,000(1)

---------------
(1) Conducted through a 50-50 joint venture with Shell (capacity reflects total joint venture capacity).

     MARKETS AND DISTRIBUTION

     In 1999, Europe accounted for approximately 51% of the Polyurethane division's sales, North America for approximately 31%, the Asia, Pacific Area, Africa region for approximately 16% and South America for approximately 2%.

     The Polyurethanes division markets its products on two different levels. First, the division sells globally as commodities its polyurethane basic products. Second, the division sells globally as customized, ready-to-use products its polyurethane systems and special elastomers, which comprise more than half of the division's products based on volume. BASF's 23 system houses located around the world act as distribution channels for all of the Polyurethanes division's products. Elastogran GmbH, a 100% subsidiary of BASF, conducts BASF's polyurethane systems and special elastomer activities in Europe, the Middle East and Africa. Elastogran has four manufacturing locations in Germany and six throughout the rest of Europe.

     Global demand for all polyurethane products continues to rise because of general economic growth in both industrial and emerging markets. The market for polyurethanes basic materials is characterized by some cyclicality, but less so than the market for most other standard plastics, primarily because polyurethane basic materials are relatively specialized and are produced pursuant to proprietary technologies that BASF possesses. Competition in the market for basic materials is based primarily on price, although product quality and technical application assistance are also important to customers.

     The markets for polyurethane systems and special elastomers are even less cyclical than that for polyurethane basic materials. Competition in the market for polyurethane systems and special elastomers is based primarily on a supplier's ability to satisfy customers' technical application needs by providing tailor-made formulations of isocyanates and polyols and also on a supplier's ability to accommodate customers' just-in-time approach to manufacturing by delivering customized products quickly and at the appropriate time. Strong customer relationships are important in the markets for these products.

     The main competitors of the Polyurethanes division are Bayer AG of Germany, The Dow Chemical Company, Huntsman-ICI and Lyondell Chemical Company of the United States as well as Shell Chemicals U.K. of the United Kingdom. BASF is the third largest producer based on volume, after Dow and Bayer, of polyurethane basic materials and systems. BASF is the market leader for cellular elastomers, followed by Freudenberg & Company of Germany and Dunlop Adhesives of the United States. BASF is among the top three suppliers of TPU, and Bayer and The BF Goodrich Company of the United States are BASF's major competitors with respect to this product.

FIBER PRODUCTS

     OVERVIEW

     The Fiber Products division is a global leader in the production of nylon fibers and intermediates. BASF supplies more than a fifth of the total annual world production, based on volume, of caprolactam, a key ingredient needed to manufacture the precursor polycaprolactam for nylon 6 -- one of two major types of nylon. The division's products are found in numerous items used in daily life, particularly in carpets, clothing and other textiles, and also in high-performance engineering plastics made from nylon fibers.

     The Fiber Products division produces two types of nylon - nylon 6 and nylon 6,6. Nylon 6 is made from caprolactam and is used in tufted, knitted and woven fabrics, such as carpets and apparel, in molded plastics and in tires. Nylon 6,6 is made from adipic acid and hexamethylene diamine and is used in home furnishings and, like nylon 6, in woven fabrics and apparel. BASF is continuing to strengthen its position as the world's largest producer of nylon 6, with major nylon intermediate manufacturing sites in North America and Europe. BASF's Fiber Products division delivers its products to customers primarily as pellets and in liquid form but also in some cases as nylon filaments.

     The Fiber Products division's principal raw materials are cyclohexane, ammonia and propylene, which are purchased both from within BASF and from external suppliers. The division benefits significantly from

BASF's Verbund approach to integration, purchasing approximately 70% of the precursors for nylon 6 and 40% of the precursors for nylon 6,6 from other BASF operations. These purchases from within BASF generate efficiencies in logistics and savings in energy, transportation, purchasing and infrastructure costs. Based on volume, the Fiber Products division sells approximately 60% of the caprolactam it produces to external customers. The remaining 40% is produced for captive use by the Fiber Products and Engineering Plastics divisions.

     The division's customer base varies from region to region. In the more mature markets of Europe and North America, there are a small number of large customers, whereas in emerging markets, such as Asia, the customer base consists of numerous, smaller customers. The primary customers of the Fiber Products division are commercial and residential carpet producers in the United States, including Shaw Carpets Ltd., Mohawk Carpet Corporation and Beaulieu of America. BASF also sells automotive carpet fibers and interior products to major automotive manufacturers.

     BASF's goal for the Fiber Products division is to expand its existing presence in the market for high-end nylon products, which allow for higher margins, while maintaining profitable growth in other product areas. Although the market for nylon fibers is global and relatively mature, BASF believes there is room for growth in all major markets for high-end nylons, particularly in Asian countries such as Taiwan, Indonesia and China. BASF's basic nylon 6 products are already the industry standard in Asia. To take advantage of potential growth in the high-end nylon market, BASF is committed to continuously improving the qualities and performance of its caprolactam and nylon intermediates. BASF is also focusing its marketing efforts on the mills that produce and retailers that sell nylon-containing textiles in Asia and the United States.

     With respect to its other product areas, BASF aims to strengthen its position as the world's largest producer of nylon 6 by making its nylon 6 products more cost-effective and by expanding its production capacity for caprolactam, the key precursor of nylon 6. BASF will increase its production of nylon 6 intermediates at its site in Freeport, Texas. In the production of nylon 6,6, recent research activities in the Fiber Products division have led to the use of more cost-effective nylon 6,6 precursors, which are based on butadiene instead of cyclohexane as a raw material. This patented process has tested successfully, and BASF is planning to implement it soon on a commercial scale at a new plant that BASF is contemplating to build on its own or with a partner. In the production of carpet fibers, BASF recently established a new joint venture for the production of nylon 6 carpet fibers in Asia. The joint venture has commenced operations and serves markets in China, Australia and New Zealand.

     The Fiber Products division's sales to third parties were E1.193 billion in 1999.

     PRODUCTS

     BASF has the following product lines in its Fiber Products division:

     Caprolactam, Polycaprolactam, Adipic Acid, Hexamethylene Diamine and Other Fiber Intermediate Products

     Caprolactam forms the basis for manufacturing polycaprolactam, the main precursor for nylon 6. BASF sells a variety of caprolactam products, including caprolactam in its pure form, nylon 6 for use in engineering plastics and Ultramid BS(R), a nylon 6-based spinning polymer. Adipic acid, acrylonitrile and hexamethylene diamine form the basis for nylon 6,6. BASF sells a variety of nylon 6,6 products, including adipic acid and hexamethylene diamine in their pure forms, Ultramid A(R), which is used for engineering plastics, and Ultramid AS(R), a nylon 6,6-based spinning polymer. BASF sells all of these products globally.

     Primary applications include precursors for fibers used in:

        - Carpeting

        - Apparel

        - Upholstery fabrics

     Carpet Products

     BASF is a leading supplier of nylon 6 fibers and yarns. BASF supplies both pre-colored and natural nylon 6 to the commercial and residential carpet markets, primarily in North America and Asia. In addition, major vehicle manufacturers in North America use BASF's solution-dyed nylon 6 yarns in automotive carpet applications. BASF's trade names for nylon fibers and yarns include Zefiron 2000(R) solution-dyed nylon and Zeftron 2000(R) ZX solution-dyed nylon. The division has also introduced the 6ixAgain(R) carpet-recycling program in the United States, which recycles carpets so that the nylon materials can be reused by BASF and resold to external customers.

     Primary applications:

        - Commercial carpets

        - Residential carpets

        - Automotive carpets

     Textile Products

     BASF offers a diversified line of fine denier nylon yarns and mid-denier POY yarns (partially oriented yarns), both of which are superior grades of nylon 6 that are silky, soft and comfortable. BASF is also a primary supplier of nylon 6 for high-performance upholstery fabrics for commercial use. Some of BASF's trade names include Matinesse(R) nylon, Micro Touch(R) microdenier nylon, Powersilk(TM) nylon, Shimmereen(R) nylon, Silky Touch(R) microdenier nylon, Sportouch(R) microdenier, Ultra Touch(R) nylon, Zefsport(R) nylon and Zeftron(R) 200 nylon. BASF sells these products mainly in the United States.

     Primary applications:

        - Intimate apparel

        - Swimwear and activewear

        - Socks and circular knit items

     Industrial Fibers

     The industrial fibers business consists of two major product lines:
Basofil(R) heat and flame resistant fiber and the Resistat(R) collection of conductive and anti-static fibers. Basofil(R) is sold in Europe and the United States. Resistat(R) is twisted with other fibers to produce commercial carpet fibers. The primary market for these products is the United States.

     Primary applications:

        - Basofil(R) fibers for fire-blocking, filtration and workwear applications

        - Resistat(R) fibers for commercial carpet products

     Production capacity for the major products in the Fiber products division is as follows:

                                ANNUAL PRODUCTION CAPACITY
          PRODUCT                     (METRIC TONS)
          -------               --------------------------
Caprolactam                              700,000
Adipic acid                              240,000
Acrylonitrile                            300,000
Nylon carpet fibers                      128,000
Nylon textiles                            25,000
Nylon polymers for fibers                375,000

     MARKETS AND DISTRIBUTION

     In 1999, North America accounted for approximately 44% of the Fiber Products division's sales, Europe for approximately 31% and the Asia, Pacific Area, Africa region for approximately 25%.

     BASF sells products of the Fiber Products division through its own regional sales force, which is supported by BASF marketing and technical service groups. The Fiber Products division targets its marketing efforts at the mills that produce and retailers that sell nylon-containing textiles in Asia and the United States to create awareness and demand for its products.

     The markets for caprolactam and the other intermediate products are characterized by cyclicality, price competition and commodity pricing. BASF is seeking cost and technology leadership in nylon 6,6 production by developing commercially its new nylon 6,6 precursors that are based on butadiene, which is more cost-effective than BASF's existing production based on cyclohexane. For nylon 6 fibers, the most important criteria cited by customers in their decision to buy fiber products from BASF are product quality, product performance and BASF's reliability as a supplier. Price, however, is becoming increasingly important to nylon 6 customers for basic nylon 6 products and high-end products as well.

     The nylon market is characterized by a small number of global producers, including E.I. du Pont de Nemours and Company, Honeywell Inc. and Solutia Inc. of the United States, DSM N.V. of the Netherlands and Rhodia S.A. of France. DuPont is the largest worldwide producer of all nylon products based on volume, followed by BASF and Rhodia. Competition for nylon 6 remains keen among major suppliers in Western Europe, Japan, Russia and Poland. BASF is the largest nylon 6 producer worldwide, based on volume, followed by Honeywell and DSM. The market for nylon 6,6 is characterized by a small number of major competitors. DuPont is the dominant nylon 6,6 manufacturer worldwide. In North America, DuPont is the largest nylon 6.6 producer, followed by BASF.

POLYOLEFINS

     In December 1999, BASF and Shell Petroleum N.V., a holding company in the Royal Dutch/Shell Group of Companies, signed an agreement to combine the companies Elenac, Targor and Montell to create one of the world's largest polyolefins companies. BASF and Shell will each own 50% of the new company, the holding company of which will be based in the Netherlands.

     The new joint venture, an example of BASF's strategy to work in partnerships where appropriate to achieve market and cost leadership, is expected to be the world's largest polypropylene producer and the fourth largest polyethylene producer. BASF is contributing to the new joint venture E350 million in cash and its stakes in Elenac and Targor, which in 1999 had combined sales of approximately E3 billion and income from operations of approximately E160 million.

     The European Commission approved in March 2000 the joint venture after BASF and Shell committed to divesting approximately 600,000 metric tons of polypropylene production and approximately 130,000 metric tons of compounding capacity as well as Targor's Novolen(R) licensing business. BASF and Shell also agreed that other companies could obtain a license or immunity for metallocene catalysts from the new joint venture under non-discriminating conditions.

     The new joint venture still requires approval from other regulatory authorities, including the U.S. Federal Trade Commission, but is expected to begin operations in the second half of 2000.

     BASF intends to account for the new joint venture on an equity basis.

     Before reaching an agreement to merge its polyolefins activities with Shell, BASF had grouped its polyolefins activities in two separate joint ventures:

     - Elenac is a European-oriented 50-50 joint venture with Shell Petroleum N.V. that commenced operations on March 1, 1998 to produce and market polyethylene plastic products. BASF consolidates the joint venture, including its affiliates, on a pro rata basis. Elenac is Europe's second largest supplier of polyethylene, producing annually about two million metric tons at sites in

       Germany, France, Spain and the United Kingdom. Elenac also sells licenses for polyethylene production technology and catalysts.

      The following table lists Elenac's principal products:

                                               ANNUAL PRODUCTION CAPACITY
                      PRODUCT                        (METRIC TONS)                PRIMARY APPLICATIONS
                      -------                  --------------------------         --------------------
      Ethylene                                         1,420,000            -    Precursor for polyethylene

      Propylene                                          550,000            -    Precursor for polypropylene

      PE-LD                                              810,000            -    Food packaging
      (polyethylene - low density)                                          -    Films for agriculture and
                                                                                 construction
                                                                            -    Cables

      PE-LLD                                             210,000            -    Packaging
      (polyethylene - linear low density)                                   -    Films for agriculture and
                                                                                 construction
                                                                            -    Health and hygiene films
                                                                            -    High-clarity and
                                                                                 high-strength films
                                                                            -    Cables

      PE-HD                                              900,000            -    Bottles, barrels,
                                                                                 containers
      (polyethylene - high density)                                         -    Pipes
                                                                            -    Fuel tanks
                                                                            -    Fibers
                                                                            -    Film for carrying bags

     - Targor is a 50-50 joint venture with Hoechst AG created on July 1, 1997 to manufacture polypropylene. As of October 1999, Hoechst AG transferred its equity in the joint venture to its subsidiary, Celanese AG, which Hoechst subsequently divested through a spin-off. At the same time as creating the joint venture with Shell, BASF acquired Celanese's 50% ownership stake in Targor. Targor is Europe's largest polypropylene manufacturer and also sells licenses for polypropylene production technologies and catalysts. Targor, which has an annual total polymerization capacity of 1.67 million metric tons, has production sites in Germany, France, Spain, the United Kingdom and the Netherlands. BASF fully consolidates Targor's financial performance.

     The following table lists Targor's principal products:

                                      ANNUAL
                                PRODUCTION CAPACITY
              PRODUCT              (METRIC TONS)                  PRIMARY APPLICATIONS
              -------           -------------------               --------------------
      Standard polypropylene         1,400,000(1)     -    Packaging
                                                      -    Fibers for ropes, nets and carpets
                                                      -    Automotive components
                                                      -    High-performance films
                                                      -    High-transparency films and containers

      Polypropylene compounds          340,000        -    Electrical engineering parts
      with mineral or                                 -    Automotive components
        glass-fiber
      reinforcement                                   -    Construction elements

---------------
    (1) Includes metallocene-catalized polypropylene.

     Shell will contribute its wholly-owned subsidiary Montell N.V. to the new joint venture. Montell is a global leader in the production, marketing and sale of polypropylene, advanced polypropylene materials and related products. The company has plants in more than 30 locations on five continents.

     BASF's polyolefins sales to third parties were E2.080 billion in 1999.

                         COLORANTS & FINISHING PRODUCTS

SEGMENT OVERVIEW

     BASF is a leading global producer of performance chemicals, polymer dispersions, colorants and coatings through its Colorants & Finishing Products segment. The segment produces a broad range of high-value chemicals that it sells to many global companies in the automotive, paper, packaging, textile, sanitary care, construction, printing and leather industries.

     The following table sets forth the segment's sales to third parties, percentage of total BASF sales, intersegmental transfers and income from operations for the last three years:

                                                      1997     1998     1999
                                                     ------   ------   ------
                                                       (EUROS IN MILLIONS)
Sales to third parties.............................  E6,540   E6,188   E6,395
Percentage of total BASF sales.....................     23%      22%      22%
Intersegmental transfers...........................  E  371   E  291   E  259
Income from operations.............................  E  480   E  642   E  608

     The segment's products often represent the final stages in many value-adding chains within BASF's Verbund approach to integration. This approach allows the Colorants & Finishing Products segment to purchase many of its raw materials from within BASF, thereby generating efficiencies in logistics and savings in energy, transportation, purchasing and infrastructure costs. BASF uses these efficiencies and savings to achieve cost leadership for many of the products in the segment, particularly the acrylic acid-based products of the segment's Dispersions division.

     The key elements of the segment's success are developing products and application technologies tailored to the specific requirements of customers and better meeting customer needs by establishing and expanding manufacturing plants and application development centers in regions where customers are active. BASF is also investing capital in highly efficient plants to reduce production costs. Close customer relationships are particularly important to the segment for the development of innovative customized products and application systems.

     The divisions comprising the Colorants & Finishing Products segment and their principal products are:

     COLORANTS:

             MAJOR PRODUCTS                          PRIMARY APPLICATIONS
             --------------                          --------------------
- Pigments                                 - Paints, plastics, inks and special
                                             applications
- Printing systems                         - Commercial inks and print technologies
                                           for printing newspapers, magazines, color
                                             advertising materials and books
- Textile dyes                             - Dyes for coloring cloth, textile
                                           fibers, yarn and fabrics
- Textile chemicals                        - All products for the textile processing
                                             chain
                                           - Inks for ink-jet printing in textile
                                             applications
- Leather dyes and chemicals               - Leather production

     COATINGS:

             MAJOR PRODUCTS                          PRIMARY APPLICATIONS
             --------------                          --------------------
- Automotive OEM (original equipment       - Automotive coatings for vehicle
  manufacturer) coatings                     manufacturers
- Automotive refinish coatings             - Automotive coatings for repair work
- Industrial coatings                      - Commercial vehicles
                                           - Household appliances
                                           - Industrial buildings
                                           - Automotive components
- Decorative paints in South America       - Interior and exterior use in
                                           residential and commercial buildings

     DISPERSIONS:

             MAJOR PRODUCTS                          PRIMARY APPLICATIONS
             --------------                          --------------------
- Acrylic monomers                         - Precursors for acrylic polymers
- Polymers                                 - Adhesives
                                           - Paints and finishes
                                           - Non-woven materials
                                           - Coatings
- Paper chemicals                          - Paper processing chemicals
                                           - Paper dyes
                                           - Dispersions for paper coating
- Superabsorbents                          - Absorbent materials for diapers and
                                           sanitary care products

SEGMENT STRATEGY

     The focus of the Colorants & Finishing Products segment is on developing integrated system solutions that provide customers with tailor-made products and application processes. These efforts allow the segment to differentiate its products and services from those of its competitors and to foster close, lasting relationships with its customers.

     Key strategies for the divisions in this segment are as follows:

        - Colorants

        The Colorants division's goal is to improve its cost structure to better compete against both low-cost industry leaders and new competition in Asia and South America, where its fastest-growing customer bases are located. BASF targets its capital spending to continually improve production efficiency. Part of this strategy is to divest the division's masterbatch business and to combine its textile dye operations with DyStar to increase its competitive position and focus on expanding and modernizing its activities in strong growth sectors, such as organic pigments. Negotiations regarding the proposed masterbatch divestiture are under way.

        - Coatings

        The Coatings division plans to build on the success of a recent restructuring, which streamlined the division's product lines to eliminate less profitable products and improve the division's financial performance. The division's current focus on four core product lines - automotive coatings, automotive refinish coatings, industrial coatings and, for the South American market, decorative paints - resulted from these efforts. BASF believes that the Coatings division can achieve and sustain a leading market position and attain high profitability in these core product lines. With its restructuring efforts largely completed, the Coatings division is seeking to strengthen its core activities through both internal growth, joint ventures and acquisitions.

        - Dispersions

        To satisfy growing demand for the Dispersions division's products in North America and Asia, BASF plans to establish a broader geographic presence while maintaining both cost leadership and its current position as a leading acrylic acid manufacturer. BASF is focusing the division's capital spending on restructuring its European operations to improve efficiency, adding capacity through expansion and acquisitions in North America as well as building new manufacturing sites for acrylic acid and its derivatives in Malaysia and China. BASF is also planning to establish new plants to manufacture superabsorbents in Europe, Asia and South America.

     The main capital expenditure projects for the Colorants & Finishing Products segment currently include:

                                                                      PROJECTED ANNUAL
                                                                   CAPACITY AT COMPLETION   PROJECTED
                                                                         OF PROJECT          START-UP
             LOCATION                         PROJECT                  (METRIC TONS)        OF PROJECT
             --------                         -------              ----------------------   ----------
Ludwigshafen, Germany                Dispersions restructuring
                                     and expansion                 400,000                     2000

Monaca, Pennsylvania                 Dispersions expansion         335,000                     2000

Kuantan, Malaysia                    Acrylic acid and acrylates    160,000 (acrylic acid)      2000
                                                                   160,000 (acrylates)

Shanghai, China                      Dispersions expansion         150,000                     2000

Guaratingueta, Brazil                Butyl acrylate                50,000                      2001

Morganton, North Carolina            Powder coatings expansion     9,000                       2000

Shanghai, China                      Specialty dyes                750                         2000

     In 1999, capital expenditures for the Colorants & Finishing Products segment totaled E324 million. The segment also spent E160 million on research and development activities in 1999.

COLORANTS

     OVERVIEW

     BASF's Colorants division provides product solutions to customers who use pigments, textile chemicals and dyes, leather chemicals and dyes, and printing systems. Customers of this division are primarily in the construction, automotive, textile and leather industries as well as in the electronics and packaging industries.

     BASF is one of the world's major pigment suppliers, a leader in the production of organic and inorganic pigments and a top global supplier of complete printing ink and printing plate systems. BASF is also one of the world's leading global suppliers of textile dyes, and its product lines cover approximately 70% of the products sold in the global dye market. The division's textile chemicals business unit covers virtually the entire spectrum of non-colored textile applications. BASF is also a world leader in the leather chemicals and dyes business, commanding strong positions in all major geographic markets.

     The Colorants division purchases approximately 25% of its raw materials from other BASF operations, generating efficiencies in logistics and savings in energy, transportation, purchasing and infrastructure costs. The division consumes a multitude of raw materials and has no principal raw materials or dominant suppliers. The Colorants division sells virtually all of its products to external customers.

     In recent years, the Colorants division has experienced continual pressure on prices, a drop in demand and worldwide overcapacity for many of its products, all of which have adversely affected the profitability of the division. Over the last three years, the division has undertaken considerable restructuring measures to improve efficiency. As a result, the division has improved its capacity utilization by narrowing its product line, restructuring and consolidating production sites and transferring production capacity from Europe to Asia and South America, where its fastest-growing customer base is located.

     In November 1999, BASF announced its intention to merge its textile dye operations into DyStar GmbH, a 50-50 joint venture between Bayer AG and Hoechst AG. BASF, Bayer and Hoechst have signed a letter of intent that contemplates the parties contributing their textile dye operations to the new venture in proportion to the value of the operations and being partners with equal rights. The exact level of the various ownership stakes has yet to be determined as the agreement among the parties is still under negotiation. In addition, the proposed transaction has not yet received approval from regulatory authorities. BASF expects the joint venture to begin operations on July 1, 2000, at the earliest.

     The Colorants division is now intensifying its marketing activities in emerging growth regions, particularly North America and Asia, and developing new products and applications in close cooperation with customers in business areas with strong growth and profit potential.

     The Colorants division's sales to third parties were E2.217 billion in 1999.

     PRODUCTS

     The Colorants division sells its products on a worldwide basis, but has mainly regional markets. The major product lines of the Colorants division are:

     Pigments

     The pigments product group offers organic and inorganic pigments, pigment preparations, non-textile dyes and process chemicals. Pigments are insoluble dry coloring materials for paints, inks and special applications. BASF's pigment products are used in the plastics, leather and printing industries, as well as in automotive, decorative and industrial paint applications. The primary market for BASF's pigment products is Europe, while the strategic focus for growth is North America, Japan and emerging markets in Asia.

     Printing Systems

     The printing systems product group offers a complete range of commercial inks for different print technologies and plates for flexography and letterpress print processes. BASF offers printing inks for use in the printing industry, particularly in sheet-offset systems and web-offset systems, which are used to print newspapers and magazines, color advertising materials, books and brochures. BASF also sells printing inks for use in the packaging industry. The primary market for BASF's printing systems products is Europe.

     Textile Dyes

     BASF is one of the world's leading producers of dyestuffs for colorants. BASF's offerings are grouped into four product lines: reactive dyes, disperse dyes, vat dyes and Indigo, which covers more than 70% of the total worldwide textile dyes market by product type. The most important sales region is Asia, followed by Europe and North America. BASF intends to merge its textile dyes operations with DyStar, a joint venture between Hoechst and Bayer, in mid-2000.

     Textile Chemicals

     BASF offers textile auxiliaries, dyeing chemicals, pigment preparations for textile printing as well as inks and auxiliaries for ink-jet printing technology. BASF's product range covers a wide spectrum of non-colored textile applications. The primary markets for BASF's textile chemicals are Asia and Europe.

     Leather Chemicals and Dyes

     BASF is one of the world's leading producers of leather chemicals and dyes, producing a full range of products for nearly all aspects of the leather production process. The primary markets for BASF's leather products are Europe, Asia and South America.

     Production capacity for the major products in the Colorants division is as follows:

           PRODUCT                    ANNUAL PRODUCTION CAPACITY
           -------                    --------------------------
Organic pigments                            36,100 metric tons
Printing inks                              150,000 metric tons
Printing plates                        1,000,000 square meters
Textiles dyes                               27,000 metric tons
Textile and leather chemicals              165,000 metric tons

     MARKETS AND DISTRIBUTION

     In 1999, Europe was the Colorants division's principal market, accounting for 55% of its sales. The Asia, Pacific Area, Africa region accounted for 23%, North America for 14% and South America for 8%.

     BASF's own regional sales network sells approximately 95% of the Colorants division's products. Distributors sell the balance of products, primarily to smaller customers.

     The Colorants division manufactures many products that are commodity-like and are characterized by fairly uniform pricing worldwide. Overcapacity, particularly in textile dyes, has been a significant problem in recent years.

     BASF generally considers Ciba Specialty Chemicals Holding Inc., Clariant International Ltd. of Switzerland, DIC/Sun Group of Asia, DyStar GmbH and Bayer AG of Germany to be its main competitors, although each product group in the Colorants division has specific competitors:

        - In pigments, BASF considers itself to be among the industry leaders along with Ciba, DIC/Sun Group and Clariant. BASF sells its pigments primarily in Europe from large production sites in Germany, but also supports its regional marketing activities through production sites in Brazil, the United States and China.

        - In printing systems, BASF is a leading printing system supplier in Europe, but Asian competitors dominate the global market.

        - In textile dyes, BASF is one of the world's leading producers, along with DyStar and Ciba. BASF is considered the global market leader in vat dyes and Indigo.

        - In textile chemicals, BASF is one of the world's top three producers, along with Clariant and Ciba. BASF's activities have a strategic regional focus on Asia and Europe.

        - In leather dyes and chemicals, BASF is one of the world's leading producers and competes against Bayer, TFL Ledertechnik GmbH & Co. KG of Germany, Stahl International B.V. of the Netherlands and Clariant and a host of small regional producers. The most important markets for BASF's leather products are Asia, Europe and South America. BASF manufactures these products in 20 countries to best meet the needs of a highly fragmented market comprised primarily of small customers.

COATINGS

     OVERVIEW

     BASF is one of the world's leading producers of high-quality coating products, offering innovative and environmentally responsible products for the automotive industry, including both finishes and refinishes, and for particular segments of the industrial coatings market. BASF also sells decorative paints in South America for interior and exterior use in residential and commercial buildings.

     BASF's Coatings division provides customers with innovative high-solid, waterborne and powder coating systems that reduce or eliminate solvent emissions and are considered environmentally and economically efficient. BASF sees significant growth opportunities for a new powder-slurry coating system it jointly developed in partnership with DaimlerChrysler AG and Durr Systems GmbH of Germany. This economical and environmentally friendly system reduces the amount of paint needed to coat a vehicle without compromising quality.

     BASF sells a majority of its coating products to automobile manufacturers for coating new vehicles, which accounted for 40% of the Coatings division's sales in 1999, and to automotive refinishers, which accounted for 25% of sales. In 1999, the industrial coatings business accounted for 20% of the division's sales and the decorative paints business in South America for 15%.

     The Coatings division purchases approximately 15% of its raw materials from other BASF operations. The division's principal raw materials are pigments, solvents, resins and additives; the division does not rely on a dominant supplier. The division sells all of its products to external customers.

     The Coatings division plans to build on the success of a recent restructuring, which streamlined the division's product lines to eliminate less profitable products and improve the division's financial performance. The division's current focus on four core product lines - automotive coatings, automotive refinish coatings, industrial coatings and, for the South American market, decorative paints - resulted from these streamlining efforts. BASF believes that the Coatings division can achieve and sustain a leading market position and attain high profitability in these core product lines.

     With its restructuring efforts largely completed, the Coatings division is seeking to strengthen its core activities through internal growth, joint ventures and acquisitions. The Coatings division has recently made two acquisitions in industrial coatings to make BASF a world leader in the field. In September 1999, BASF acquired the worldwide coatings business of Norsk Hydro ASA, which is comprised of the Hydro Coatings Group, UK, and had 1998 sales of approximately E30 million. In December 1999, BASF agreed with Rohm and Haas Co. to acquire Morton Industrial Coatings, which Rohm acquired in June 1999 as part of its acquisition of Morton International. The acquired company, which had 1998 sales of about E150 million, has five production sites in North America.

     The key to the Coatings division's success is maintaining preferred supplier status with major customers by working with them to develop system solutions, which are tailor-made products and services. These system solutions help the division differentiate its product offerings from those of its competitors and to foster lasting relationships with customers. Being able to deliver tailor-made products quickly is also important to the division's success. Customers that use automotive and industrial coatings in particular require quick delivery of coatings at specified times to accommodate their just-in-time approach to manufacturing. To satisfy these needs, BASF's Coatings division is locating its operations near its customers' production sites.

     The Coatings division's sales to third parties were El.876 billion in 1999.

     PRODUCTS

     The Coatings division's products are sold on a global basis, with the exception of decorative paints, which are sold only in South America. The division has the following four major product lines:

     Automotive OEM Coatings

     BASF offers a complete line of automotive OEM coatings and extensive technical support to major vehicle manufacturers. BASF is a leading supplier for primer coats, fillers, top-coats and clearcoats. Most of the world's leading automobile manufacturers are long-standing customers of BASF.

     Automotive Refinish Coatings

     For the refinishing of automobiles and commercial vehicles, BASF offers topcoat and undercoat materials through coating systems under the well-known brand names Glasurit(R) and R-M(R). Most of these systems, which are sold to paint distributors and automotive repair and body shops, increasingly use solvent-reducing waterborne coatings as well as high-solid systems.

     Industrial Coatings

     BASF offers environmentally efficient systems for coating industrial products. Application technologies include powder, liquid, e-coat and coil coatings that are used on household appliances, transportation equipment, industrial buildings, radiators and automotive components. For example, BASF is the leading school bus coatings supplier in North America. Other key uses for BASF's industrial coatings are wood finishes in the furniture industry and coatings for plastic parts.

     Decorative Paints

     BASF is the leading distributor of decorative paints for interior and exterior use in the South American market. BASF's dispersion and building paints are marketed under the Suvinil(R) trademark and enjoy a high level of customer recognition.

     Production capacity for the major products in the Coatings division is as follows:

                                    ANNUAL PRODUCTION CAPACITY
      PRODUCT                             (METRIC TONS)
      -------                       --------------------------
Powder coatings                               25,000
Waterborne coatings                           40,000

     MARKETS AND DISTRIBUTION

     In 1999, Europe accounted for 41% of the Coatings division's sales. North America accounted for 32% of the division's sales, while South America accounted for 24% and the Asia, Pacific Area, Africa region for 3%. BASF is a global competitor in the coatings industry and is expanding in all regional markets, especially in South America and Asia.

     BASF sells products of the Coatings division to customers, particularly those in the automotive industry, primarily through its own sales force. Third-party distributors also sell products to the automotive refinish, industrial coatings and South American decorative paint businesses. BASF also licenses some of its paint and coating technology to third parties.

     Although price is important to the division's customers, competition is also based on the ability of coatings suppliers to collaborate with customers and quickly deliver tailor-made products and applications, particularly to vehicle manufacturers using a just-in-time approach to manufacturing. BASF's Suvinil(R) line of decorative paints compete in South America primarily on the basis of brand recognition, product quality and price. Suvinil(R) products enjoy a high level of customer recognition, and BASF is the market leader in the South American decorative paints market.

     BASF considers E.I. du Pont de Nemours and Company and PPG Industries, Inc. of the United States to be the primary worldwide competitors of the Coatings division, and Nippon Paint Company Ltd. and Kansai Paint Company Ltd. of Japan to be the division's competitors in Asia.

DISPERSIONS

     OVERVIEW

     BASF's Dispersions division is one of the largest producers of acrylic acid and its derivative products, which are mainly dispersions and superabsorbents. In a dispersion, also known as an emulsion, small globules of polymers are suspended in a liquid, usually water. After applying a dispersion to a solid surface, the liquid evaporates, leaving the globules to dry uniformly over the surface.

     Dispersions are used in a multitude of industries, including the manufacture of paper, decorative paints, adhesives, non-woven materials, carpets, fibers and plastics. The division also manufactures superabsorbents, which are used as absorbent materials in sanitary care products such as diapers. The most important customers of the Dispersions division are the paper, construction, adhesive, sanitary care and coatings industries.

     The Dispersions division purchases approximately 70% of its raw materials from other BASF operations, particularly propylene, for the production of acrylic acid as well as styrene and butadiene. By purchasing the vast majority of its raw materials internally, the division benefits from efficiencies in logistics and savings in energy, transportation, purchasing and infrastructure costs. The division sells most of its products to external customers, but also sells approximately 10% of its products to other BASF operations.

     BASF's goals for the Dispersions division are to maintain the division's position as a leading acrylic acid manufacturer, to maintain and improve the division's cost leadership and to expand the business in all regions, particularly North America and Asia. To achieve these goals, BASF is focusing the division's capital spending on restructuring its European operations to improve efficiency, on adding capacity for the production of dispersions in North America and on building new manufacturing sites for acrylic acid and its derivatives in Malaysia and China as well as in Brazil.

     The Dispersions division is especially committed to expanding its activities in superabsorbents through acquisitions and capital expenditures, which are planned for Europe, Asia and South America. In November 1999, BASF reached an agreement to purchase for about E557 million the worldwide superabsorbents business of Chemdal International Corporation, a subsidiary of AMCOL International Corp. Chemdal, which had 1998 sales of approximately E221 million, has production sites in the United States, the United Kingdom and Thailand. The acquisition will increase BASF's annual superabsorbents production capacity by more than 160,000 metric tons to about 300,000 metric tons. Regulatory approval on antitrust matters has already been granted in the United States and Germany. The transaction requires the approval of AMCOL shareholders, which is expected to be given at the end of May.

     The Dispersions division's sales to third parties were E2.302 billion in 1999.

     PRODUCTS

     The Dispersions division's sells its products globally. The division has the following four major product groups that are to a significant extent based on acrylic acid and its derivatives:

     Acrylic Monomers

     BASF is the world's largest producer of acrylic monomers, which are sold directly to customers in the form of acrylic acid, acrylic ester and special acrylics. Acrylic monomers are used as precursors to manufacture dispersions, superabsorbents, detergents, flocculants and fibers. These products are used in a wide range of industries.

     Polymers

     The Dispersions division's polymers consist mainly of polymer dispersions for the manufacturing of adhesives, paints and finishes, non-woven materials and coatings. BASF's strengths lie particularly in the innovative field of adhesive raw materials as well as in dispersions for paints and other coating materials.

     Paper Chemicals

     BASF offers the paper industry a complete and integrated range of chemical products for all aspects of the paper production process, including the manufacturing of untreated paper, paper finishing and wastewater treatment. The Dispersion division's product range consists of process chemicals, paper dyes and dispersions for paper coating.

     Superabsorbents

     BASF sells superabsorbents globally to customers who use these products to manufacture absorbent materials such diapers and other sanitary care products.

     MARKETS AND DISTRIBUTION

     The primary market for the Dispersions division is Europe, which accounted for more than 55% of the division's sales in 1999. North America accounted for approximately 28%, the Asia, Pacific Area, Africa region for 12% and South America for 5% of sales in 1999. The Dispersions division's strategic goal is to increase market share in growing markets, especially in North America and the Asia-Pacific region.

     BASF sells the vast majority of the division's products primarily through its own regional sales network. Some smaller customers purchase products through distributors. Many of the division's products, particularly dispersions, contain up to 50% water. To minimize transportation costs, BASF manufactures these products at local plants and markets and sells them on a regional basis. Acrylic monomers, however, are distributed globally from production sites in Ludwigshafen, Germany; Antwerp, Belgium; and Freeport, Texas. A new acrylic monomers plant in Kuantan, Malaysia is expected to begin operations in 2000.

     Prices for Dispersions division products depend on the costs of raw materials that the division purchases primarily from other BASF operations, and also on industry capacity utilization. Products such as acrylic monomers and some dispersions have commodity-like attributes and can be affected by cyclicality in pricing. Other products, particularly superabsorbents and many paper chemicals, are relatively resilient to economic cycles and compete primarily on the basis of product innovation and quality.

     BASF's main competitor in acrylic monomers and polymers is Rohm & Haas Co. of the United States. The Dow Chemical Company and Hercules of the United States are BASF's main competitors in paper chemicals. In the superabsorbents business, BASF's main global competitors are Stockhausen GmbH & Co. of Germany and Nippon Shokubai Co., Ltd. of Japan.

                               HEALTH & NUTRITION

SEGMENT OVERVIEW

     BASF's Health & Nutrition business segment is active in pharmaceuticals, crop protection and fine chemicals - businesses that offer opportunities for high returns and are typically resilient to economic cycles.

     The Health & Nutrition business segment conducts its activities through its Pharmaceuticals, Fine Chemicals and Crop Protection divisions, which are considered as separate reportable operating segments. Each of these three divisions focuses on specific product areas or therapeutic categories and develops, produces and markets products on a global basis. These products include BASF's flagship drugs Meridia(R)/ Reductil(R)/Raductil(R), an antiobesity medication, and Synthroid(R), a thyroid insufficiency medication. Other important products include crop protection products such as herbicides and fungicides, fine chemicals such as vitamins and nutraceuticals, and animal nutrition products, including amino acids and enzymes.

     The following table sets forth for each of the Health & Nutrition business segment's three reportable operating segments the segment's sales to third parties, percentage of total BASF sales, intersegmental transfers and income from operations for the last three years:

                                                      1997     1998     1999
                                                     ------   ------   ------
                                                       (EUROS IN MILLIONS)
PHARMACEUTICALS
Sales to third parties.............................  E1,792   E2,091   E2,483
Percentage of total BASF sales.....................      6%       8%       8%
Intersegmental transfers...........................  E    2   E   13   E   55
Income from operations(1)..........................     (35)      66       11
FINE CHEMICALS
Sales to third parties.............................  E1,154   E1,256   E1,374
Percentage of total BASF sales.....................      4%       4%       5%
Intersegmental transfers...........................  E   40   E   31   E   32
Income from operations(2)..........................     182      114     (794)
CROP PROTECTION
Sales to third parties.............................  E1,641   E1,750   E1,745
Percentage of total BASF sales.....................      6%       6%       6%
Intersegmental transfers...........................  E   35   E   49   E   36
Income from operations.............................     201      203      195

---------------
       (1) Includes special items in 1997: E(22) million, in 1998: E(4) million and in 1999: E(164) million.

       (2) Includes special items in 1997: E(37) million, in 1998: E2 million and in 1999: E(829) million.

     The Health & Nutrition business segment sells its products primarily to customers in the healthcare, farming, food processing, animal and human nutrition, and personal care industries.

     The business segment contributes to BASF's Verbund approach to integration by purchasing a number of precursors from the company's chemical operations and using them to create higher value products. The Fine Chemicals division in particular benefits from efficiencies in logistics and savings in energy, transportation, purchasing and infrastructure costs derived from internally purchasing precursors used in manufacturing vitamins and other nutrition products.

     The ability to continuously develop innovative and safe products and to bring them quickly to market is critical to the success of the Health & Nutrition business segment. BASF's Pharmaceuticals division targets therapeutic areas with high medical need and large patient populations. The Crop Protection division focuses on traditional fungicide and herbicide applications but is also investing in the emerging field of plant biotechnology. In the Fine Chemicals division, generating a flow of new products and maintaining cost are particularly important to the competitiveness of the division. The Fine Chemicals division believes it generally has a good cost position compared to its competitors. In the few areas where the division's production costs do not compare favorably with those of competitors, BASF is making process improvements in existing plants and entering into production joint ventures to achieve economies of scale and reduce costs.

     The divisions comprising the Health & Nutrition business segment and their principal products are:

     PHARMACEUTICALS:

             MAJOR PRODUCTS                          PRIMARY APPLICATIONS
             --------------                          --------------------
- Ethical pharmaceuticals                  - Cardiovascular
                                           - Thyroid
                                           - Antiobesity
                                           - Pain/inflammation
                                           - Central nervous system
- Pharmaceutical active ingredients        - Beverages
  (moving to the Fine Chemicals division   - Cardiovascular
  as of mid-2000):                         - Respiration/cough and colds
  - Caffeine                               - Pain/inflammation
  - Theophylline
  - Ephedrine
  - Acetaminophen/Paracetamol
  - Ibuprofen

     FINE CHEMICALS:

             MAJOR PRODUCTS                          PRIMARY APPLICATIONS
             --------------                          --------------------
- Vitamins                                 - Animal and human nutrition
- Nutraceuticals                           - Human nutrition
- Enzymes                                  - Animal nutrition
- Amino acids                              - Animal nutrition
- Organic acids                            - Grain and compound feed preservation
- Cosmetic ingredients                     - Personal care items such as skin-care
                                             additives and sunscreen agents
- Aroma chemicals                          - Fragrance and flavor raw materials
- Polymers                                 - Hair sprays
                                           - Styling mousses and gels
                                           - Hair conditioners

     CROP PROTECTION:

             MAJOR PRODUCTS                          PRIMARY APPLICATIONS
             --------------                          --------------------
- Herbicides                               - Agrochemicals to control weeds
- Fungicides                               - Agrochemicals to control fungal attack

SEGMENT STRATEGY

     BASF's Health & Nutrition business segment focuses on the research, development and marketing of innovative products to better human health and to improve the yields and quality of agricultural crops. Demand for many of the Health & Nutrition business segment's products targeted at these sectors is likely to increase because of growth in the world population and shifts in age demographics in certain markets. BASF is also active in the field of animal nutrition. In addition, BASF also supplies products to the cosmetics and fashion industries, areas that offer additional prospects for growth while demanding innovation.

     While each of the divisions in the Health & Nutrition business segment faces competition and sets goals particular to its industry, they all share the following strategic objectives:

        - maximizing returns from their existing product portfolios;

        - ensuring a steady flow of new and innovative products through focused research and development and an increased number of collaborative efforts and licensing agreements; and

        - taking full advantage of common technology platforms.

PHARMACEUTICALS

     OVERVIEW

     BASF Pharma encompasses the worldwide pharmaceutical activities of BASF.

     BASF Pharma's strategy is to become a pharmaceuticals specialist offering innovative drugs that allow it to achieve and sustain leadership positions in specific therapeutic areas with high medical need and large patient populations. Existing products and those under development focus on six therapeutic areas: cardiovascular, thyroid, antiobesity, central nervous system, pain/inflammation and immune system disorders.

     BASF entered the pharmaceuticals industry when it acquired Nordmark-Werke of Germany in 1968. Since that time, BASF has expanded its pharmaceuticals operations both through internal growth and through acquisitions, including:

        - a majority holding in Knoll AG of Germany in 1975 and full ownership in 1982;

        - the ethical/prescription-based pharmaceutical business of Boots plc of the United Kingdom in 1995; and

        - a majority stake in Hokuriku Seiyaku Co. of Japan in 1996 (first consolidated in 1998).

     BASF has used these acquisitions to strengthen its presence in European, U.S. and several Asian ethical drug markets and to begin building a business platform in Japan, the second largest pharmaceuticals market in the world.

     BASF Pharma's flagship products are Synthroid(R), a synthetic thyroxine compound to treat thyroid insufficiency, Meridia(R)/Reductil(R)/Raductil(R), a medication to help manage obesity, and Isoptin(R) for the treatment of hypertension, coronary heart disease and angina.

     In January 2000, BASF announced a series of major changes to BASF Pharma's business focus and organization. These include:

        - BASF Pharma will concentrate on the research, development and production as well as marketing and sales of prescription medications.

        - As a result, the pharmaceutical active ingredients business will be transferred in mid-2000 to BASF's Fine Chemicals division.

        - In July 2000, a new global management team called the BASF Pharma Executive Board will start operating from London and focus on key geographic markets and therapeutic areas.

     PRODUCTS

     The following table lists representative products of BASF Pharma:

        BRAND NAME*               ACTIVE INGREDIENT               INDICATION
        -----------               -----------------               ----------
Cardiovascular

  Isoptin(R)(2)               Verapamil                   Coronary heart disease,
                                                          hypertension and arrhythmia

  Rytmonorm(R)/               Propafenon                  Arrhythmia
     Rythmol(R)(3)

  Gopten(R)/Mavik(R)(8)       Trandolapril                Hypertension/post
                                                          myocardial infarction

  Tarka(R)(9)                 Verapamil and trandolapril  Hypertension

Antiobesity

  Meridia(R)/Reductil(R)/     Sibutramine                 Obesity

  Raductil(R)(4)

Thyroid Insufficiency

  Synthroid(R)(1)             Synthetic thyroxine         Hypothyroidism

Pain/Anti-Inflammatory

  Dilaudid(R)(10)             Hydromorphone               Severe pain

  Brufen(R)(6)                Ibuprofen                   Mild pain
                              Hydrocodone and             Moderate to severe pain

  Vicodin(R)/Vicoprofen(R)(5) acetaminophen or ibuprofen

Central Nervous System

  Akineton(R)                 Biperiden                   Parkinson's disease

---------------
    * Numbers in table indicate ranking as one of BASF Pharma's best-selling drugs in 1999.

     Cardiovascular Products

     Isoptin(R), a calcium channel blocker, is the second best-selling product in the BASF Pharma portfolio and is sold worldwide, with its major market in France and Germany. The drug has been without patent protection since the early to mid-1980s and faces increasingly strong competition from generics manufacturers. BASF expects declining sales for Isoptin(R) in the major European markets as a result of both falling prices and declining volumes. BASF expects Isoptin(R) sales to remain stable in other markets.

     Rytmonorm(R)/Rythmol(R) is a sodium channel blocker and BASF Pharma's third best-selling product. BASF Pharma currently markets the drug in 75 countries, with the United States being the most important market. Although the drug has been without patent protection since the early 1990s, sales of the drug have grown at an annual compounded average rate of 13% during the last three years. A slow-release formulation of the drug that is patent-protected until 2014 is currently in Phase III clinical trials.

     Gopten(R)/Mavik(R) was originally licensed from the former Hoechst AG of Germany and has patent protection until 2007. This drug is an angiotensin-converting-enzyme inhibitor, also known as an ACE-inhibitor, and was launched in 1993 and is sold worldwide.

     Tarka(R) is marketed in more than 20 countries, primarily in Europe, and is used to treat hypertension in patients who do not respond to treatment with either Isoptin(R) or Gopten(R) alone. Tarka is a fixed combination of the active ingredients verapamil and trandolapril. It was launched in 1997 and has patent protection in the European Union until 2012 and in the United States until 2015.

     Antiobesity Products

     Meridia(R)/Reductil(R)/Raductil(R) is an antiobesity product that inhibits the re-uptake by brain cells of the natural signal chemicals serotonin and norepinephrine, which leads to a feeling of fullness and reduces food intake. BASF Pharma sells the drug in more than 20 countries and markets it under the brand name Meridia(R) in the United States, Reductil(R) in Germany, Switzerland and South America and Raductil(R) in Central America and the Caribbean. The drug has patent protection for the treatment of obesity until 2012 in the United States and until 2014 in the European Union.

     Thyroid Insufficiency Products

     Synthroid(R) is currently BASF Pharma's top-selling medication and one of the most-prescribed medications in the United States. It is used to treat people suffering from hypothyroidism, or insufficient production of thyroid hormones. BASF Pharma also sells this drug in Canada, Brazil and Belgium. Synthroid(R) has been without patent protection for more than 30 years. BASF nevertheless sees growth opportunities for the drug in the treatment of currently undiagnosed patients and through the introduction of the drug in new commercially attractive markets.

     Pain/Anti-Inflammatory Products

     Vicodin(R), Vicoprofen(R) and Dilaudid(R) all treat moderate to severe pain. BASF Pharma markets these drugs mainly in the United States. BASF Pharma markets Brufen(R), which is used for treating mild pain, mainly outside the United States. Dilaudid(R), Brufen(R) and Vicodin(R) do not have patent protection. Vicoprofen(R) was introduced in 1997 and has patent protection until 2004. BASF signed in 1999 a three-year agreement with Walter Lorenz Surgical, Inc., of the United States to jointly promote Vicoprofen(R) to oral and craniomaxillofacial surgeons in the United States. In 2000, Abbott Laboratories of the United States and BASF signed a co-promotion agreement under which Abbott will promote Vicoprofen(R) and Dilaudid(R) to hospital-based physicians, hospitals, emergency rooms and free-standing surgical centers in the United States.

     Central Nervous System

     Akineton(R) is a standard anti-psychotic drug used for the treatment of younger patients suffering from Parkinson's disease as well as for the treatment of extrapyramidal symptoms (EPS). Akineton(R) is marketed worldwide and is recommended by the World Health Organization (WHO) as the anti-cholinergic of choice. Although patent protection for Akineton(R) expired in the mid-1960s, BASF believes the drug is well-established in its niche market segment.

     Pharmaceutical Active Ingredients

     The main products in this category are caffeine, theophylline, ephedrine, acetaminophen and ibuprofen. Beverage manufacturers are the primary buyers of caffeine, while theophylline and ephedrine are used to treat respiratory diseases. Acetaminophen and ibuprofen are used in a variety of over-the-counter and prescription products to treat mild pain. All of BASF Pharma's production sites for these products have GMP (good manufacturing practices) certification, a quality standard granted by an independent agency and demanded by companies who market and sell these products. BASF sells these products worldwide, with the United States being the most important market, followed by Western Europe. BASF is the number one producer worldwide of all the products listed in this category, except acetaminophen, where it is number three.

     As part of the new orientation of BASF Pharma to focus on the research, development and production as well as the marketing and sales of prescription medications, the pharmaceutical active ingredients business will be transferred to BASF's Fine Chemicals division in mid-2000.

     Generic Pharmaceuticals

     BASF Pharma's strategy is to promote a broad range of economically priced drugs in specific therapeutic areas and to offer "generics plus," which are value-added generics that can, for example, offer improved delivery systems. The first of these products was a bronchodilator drug, salbutamol, delivered through a breath-activated aerosol inhaler. BASF Pharma's generics business currently focuses on European markets.

     SALES

     The Pharmaceuticals division's sales to third parties were E2.483 billion in 1999. Ethical drugs, which BASF defines as drugs that require a prescription from a physician and which are sold under an individual brand name, have a strategic priority. Sales of these drugs increased 17.8% in 1999 to E2.1 billion.

     The following table shows BASF Pharma's ethical drugs sales for 1999 by therapeutic field:

                          PRODUCT                                 1999 SALES
                          -------                             -------------------
                                                              (EUROS IN MILLIONS)
Cardiovascular..............................................         E595
Thyroid.....................................................          397
Antiobesity.................................................          137
Pain/inflammation...........................................          323
Central nervous system......................................          231

     Sales from BASF's top 10 drugs were approximately E1.3 billion in 1999, representing approximately 53% of BASF Pharma's sales.

     Synthroid(R) sales have been growing at an annual compounded average rate of 12% since 1994 and were E397 million in 1999. Almost all managed care programs in the United States provide reimbursement for Synthroid(R), which significantly contributes to the drug's success. A class action lawsuit was filed in the United States in which BASF was named as a defendant for allegedly suppressing bio-equivalence data in a report published in 1997. For further information about litigation involving Synthroid(R), see "Item 3. Legal Proceedings" and Note 23 to the Consolidated Financial Statements included in
Item 19.

     Meridia(R)/Reductil(R)/Raductil(R), which was launched in the United States in February 1998, is BASF Pharma's fourth largest-selling product with sales of E137 million in 1999. BASF intends to launch this product worldwide through partnerships. BASF has already established partnerships with Eisai of Japan for the Japanese market and AstraZeneca GmbH of Germany for the German market.

     Isoptin(R) sales were E204 million in 1999. Isoptin(R) has been without patent protection since the early to mid-1980s. Sales have been declining since the early 1990s primarily due to cost containment measures in health care and more recently due to competition from generics. This decline in sales, however, appears to be leveling off in many markets, and BASF believes that Isoptin(R) will continue to be among its top 10 best-selling drugs.

     Effective January 1, 2000, BASF Pharma and Smith & Nephew plc of the United Kingdom signed a partnership agreement in wound care involving BASF Pharma's enzymatic debriding agent collagenase, which BASF Pharma had been promoting under the brand names Iruxol(R)/Santyl(R)/Novuxol(R). Under the terms of the agreement, Smith & Nephew will market and sell the wound care medication and BASF Pharma will provide the company with the final product.

     RESEARCH AND DEVELOPMENT

     BASF Pharma focuses its research and development on discovering innovative therapies in areas with high medical need and large patient populations. In addition, BASF Pharma has a number of projects that could improve how often drugs are administered and also how they are absorbed by the human body.

     In 1999, BASF Pharma spent E405 million, or approximately 16% of sales, on research and development. BASF Pharma's primary research centers are located in Ludwigshafen, Germany; Nottingham, England; Worcester, Massachusetts; and Katsuyama, Japan.

     Drug development is time consuming, expensive and unpredictable. On average, only one out of many thousands of chemical compounds discovered by researchers proves to be both medically effective and safe enough to become an approved medicine. The process from discovery to regulatory approval can take more than 10 years. Candidates can fail at any stage of the process, which consists of three phases, and even late-stage candidates may ultimately fail to receive regulatory approval.

     Five products are currently in late stages of clinical development. Depending on positive Phase III clinical trial data, BASF Pharma intends to launch these products by 2003. These products are:

PRODUCT/BRAND NAME       INDICATION           STATUS
------------------       ----------           ------
Viprinex(R)         Stroke                Phase III
Dilaudid OROS(R)    Pain                  In registration
Segard(R)           Septic shock          Phase III
Rythmol(R)SR        Arrhythmia            Phase III
D2E7                Rheumatoid arthritis  Phase III

     Several of BASF Pharma's strategic partnerships with pharmaceutical companies and biotechnology firms are opening additional opportunities for the development, sale and marketing of new drugs.

     The following table lists BASF Pharma's most significant research and development partnerships:

            ALLIANCE PARTNER               THERAPEUTIC OR TECHNOLOGY AREA
            ----------------               ------------------------------
Alza (USA)                                Pain

Cambridge Antibody Technology (UK)        Human monoclonal antibodies

DevCo Pharmaceuticals (UK)                Parkinson's disease

Eisai (Japan)                             Rheumatoid arthritis and obesity

EVOTEC BioSystems (Germany)               Ultra high-throughput screening

Genetic Institute/American Home Products  Autoimmune disease
  (USA)

Hayashibara (Japan)                       Human monoclonal antibodies

Lexicon Genetics (USA)                    Genomics

Mitsui (Japan)                            Thrombosis

Tularik (USA)                             Obesity

Warner-Lambert (USA)                      Immune disease

     These partnerships are conducted pursuant to standard research and development agreements that provide for milestone payments, that is, payments upon attaining certain stages of development. All of the products that are the subjects of these agreements are still in the development-registration stages.

     Also in the area of research and development, BASF Pharma is building its expertise to exploit the potential of melt extrusion technology, which is widely used with plastics. BASF has applied this technology for use with pharmaceuticals. BASF Pharma intends to develop and produce improved solid dosage forms of active ingredients which have low aqueous solubility or poor bioavailability, meaning the absorption by the body. BASF is currently examining several active ingredients for possible improvements. The technology is commercialized for in-house use mainly in the area of generics, but it is also made available to other companies on a contract manufacturing basis.

     MARKETS AND DISTRIBUTION

     In 1999, Europe accounted for approximately 37% of BASF Pharma's sales and North America for approximately 42%. Sales in the Asia, Pacific Area, Africa region were approximately 15%. South America accounted for 6%.

     BASF Pharma is present in all major pharmaceutical markets and sells its products in approximately 100 countries. Sales, however, remain concentrated in the United States, Western Europe and Japan, the most significant markets for pharmaceuticals.

     BASF Pharma's products are marketed primarily to physicians. Marketing and sales efforts are also directed at healthcare maintenance organizations in the United States and at government agencies and private insurance groups in Europe and elsewhere. BASF Pharma's own sales force usually conducts sales and marketing activities. BASF Pharma increasingly markets certain pharmaceutical products in the United States directly to consumers by way of television, newspaper and magazine advertising. For example, BASF Pharma has been utilizing direct-to-consumer advertising since October 1998 to market its antiobesity drug Meridia(R) in the United States. In some markets, direct-to-consumer advertising for prescription drugs is restricted or prohibited, for example in most European countries.

     In many countries, pharmaceutical products are subject to government-imposed price controls, budgets or reimbursement programs. Since the early 1990s, pressure has been growing for healthcare cost containment in many countries.

     Competition in the pharmaceuticals industry is based on innovative research, rapid product development, low-cost production and creative marketing. The ability to attract qualified personnel and to secure capital resources is also an important competitive factor. BASF Pharma's products compete with the products of other international pharmaceutical companies and research-based biotechnology companies. In addition, BASF Pharma competes in some markets with generic product producers. BASF Pharma's main competitors are Roche Group of Switzerland in the market for antiobesity products. In the field of cardiovascular products, Pfizer, Inc. of the United States and Bayer AG of Germany are the main competitors for calcium-channel blockers in hypertension and American Home Products Corporation of the United States for arrhythmia products. In the market for thyroid products, BASF Pharma's competitors are generic manufacturers. In the market for pain/inflammation products, BASF Pharma competes with a number of local competitors and suppliers of over-the-counter products. BASF Pharma holds a strong position in the pharmaceutical active ingredients markets for caffeine, theophylline, ephedrine and ibuprofen. It is among the top three companies for acetaminophen, along with Mallinckrodt Inc. of the United States and Rhodia S.A. of France.

     GOVERNMENTAL REGULATION

     Pharmaceutical products must receive regulatory approval before they can be marketed in individual countries. The regulatory requirements follow stringent standards that vary among different countries. Before a drug can qualify for marketing approval, a registration dossier must be submitted to a regulatory authority for review and evaluation. The registration dossier principally contains detailed information about the safety, efficacy and quality of a new medication. It also provides details about the manufacturing process, the production plant and information provided to patients. The registration process can last between a few months and a few years and depends on the nature of the medication under review, the quality of the submitted data and the efficiency of the review procedure. If a drug meets the approval requirements, a regulatory authority will grant a product license for marketing. After the product launch and during marketing, it is a legal requirement that the manufacturer monitor potential adverse reactions and report any to the appropriate authorities.

     The process of developing a pharmaceutical product from discovery through testing, registration and initial product launch typically takes more than 10 years. In clinical Phase I, a pharmaceutical compound is tested in a small group of healthy volunteers for safety, side effects and pharmacological profile. In clinical Phase II, a pharmaceutical compound is tested in a limited number of patient volunteers for safety, efficacy and appropriate dosage. In clinical Phase III, a pharmaceutical compound is tested in a larger diverse group of patient volunteers to assess safety, efficacy, side effects and dosage in a statistically significant fashion. The results of these clinical trials are then submitted to appropriate regulatory authorities with the objective of obtaining approval to sell the drug. After commercial launch, trials are held to monitor the safety and efficacy of the products in large patient groups and to investigate potential new applications.

     The principal regulatory authority in the United States is the Food and Drug Administration (FDA), which administers and executes requirements covering the testing, approval, safety, effectiveness, manufacturing, labeling and marketing of prescription pharmaceuticals. Over the years, FDA requirements have increased the amount of time and money necessary to develop new products and bring them to market in the United States. In 1997, the Food and Drug Administration Modernization Act was passed and was the culmination of a comprehensive legislative reform effort designed to streamline regulatory procedures within the FDA and to improve the regulation of drugs, medical devices, and food. The legislation was principally designed to ensure the timely availability of safe and effective drugs and biologics by expediting the premarket review process for new products. A key provision of the legislation is the re-authorization of the Prescription Drug User Fee Act of 1992, which permits the continued collection of user fees from prescription drug manufacturers to augment FDA resources earmarked for the review of human drug applications. This helps provide the resources necessary to ensure the timely approval of safe and effective new drugs.

     In the European Union, there are two different approval procedures available: a centralized procedure and one based on the Mutual Recognition Procedure. The London-based European Agency for the Evaluation of Medicinal Products (EMEA) governs the centralized drug registration and approval process and consists of two committees, one for proprietary medicinal products (CPMP) and one for veterinary medicinal products (CVMP). Each member state of the European Union has two members on each committee. The committee makes a recommendation based on a review of an appointed rapporteur and co-rapporteur, who are part of the CPMP/CVMP. Following the committee's recommendation, the European Commission issues its formal decision, which is valid throughout the EU without further action. When the approval process is successful, the drug may be marketed within all member states of the European Union. The other method is the Mutual Recognition Procedure in which one country carries out the primary and main evaluation. The other member states then have 90 days to decide if they accept or reject the decision made by the reference member state. If the countries do not follow the decision of the reference country, then the process can be referred to the CPMP and will be reviewed there as in the centralized procedure. The formal decision will be made by the European Commission based on this evaluation.

     In Japan, there are two issues that make the approval process difficult for drugs developed outside of that country. First, the Japanese approval agency only recognizes some of the documents used in registration procedures in other countries. Second, the Japanese approval agency requires that tests to determine appropriate dosages for Japanese patients be conducted on Japanese patient volunteers. Due to these issues, parts of Phase II and of Phase III of the clinical program generally need to be repeated in Japan. This could mean a delay of two or three years in introducing a drug developed outside of Japan to the Japanese market.

     In recent years, efforts have been made between the European Union, the United States and Japan to achieve shorter development and registration times for medicinal products by harmonizing the individual requirements of the three regions. The process is called the International Conference on Harmonization. For the foreseeable future, however, approval must be obtained in each market.

FINE CHEMICALS

     OVERVIEW

     BASF's Fine Chemicals division develops, manufactures and sells approximately 600 different high-value specialty products to approximately 6,000 customers.

     BASF is one of the world's leading vitamin producers, and vitamins account for about half of the Fine Chemicals division's sales. For further information on antitrust matters involving BASF's vitamins business, see "Item 3. Legal Proceedings." The division's other major products include carotenoids and nutraceuticals for the food and nutritional supplement industries and enzymes and amino acids for the animal nutrition industry. BASF also produces a number of raw materials for cosmetics and aroma chemical companies.

     The Fine Chemicals division benefits from BASF's Verbund approach to integration by purchasing approximately 50% of its raw materials from other BASF operations, ensuring economies of scale, efficient use of by-products, lower capital expenditures for capacity additions, lower transportation costs and reliable supplies. These cost savings and other advantages improve the ability of the Fine Chemicals division to compete in international markets, where competition for many of its products is based on price. Virtually all of the division's products are sold to external customers.

     About 60% of the division's raw material purchases are bulk commodities from external and internal sources, such as sugar and molasses for lysine production and nutrients for vitamin premixes. These supplies are readily available on the market. Among specialty inputs, no single product accounts for more than 4% of total external purchases.

     From 1995 to 1998, BASF made significant capital expenditures on production plants and manufacturing equipment in Germany, Denmark, and the United States, particularly in the carotenoid product area. Total capital expenditures for the Fine Chemicals division reached or exceeded E100 million in both 1997 and 1998 and were E73 million in 1999. The Fine Chemical division's most significant capacity expansions were for the production of vitamin E and citral, an aroma chemical. BASF made a major acquisition in the fine chemicals area in May 1998 by purchasing the worldwide business in lysine, a feed additive, of the Korean Daesang Group, including a production plant in Kunsan, Korea.

     The key elements of the division's success are establishing a global sales presence by maintaining low costs and achieving preferred supplier status with major customers, as this status promotes lasting relationships and often generates higher sales volumes. BASF believes that its Fine Chemicals division generally has a good cost position in comparison to its competitors. In the few areas where the division's production costs do not compare favorably with those of competitors, BASF is making process improvements in existing plants and entering into production joint ventures to achieve economies of scale and reduce costs. To foster close relationships with major customers, the Fine Chemicals division is establishing near its customers additional regional technology centers and pre-mix plants for both animal and human nutrition. These sites allow the division to collaborate with customers in the product development process and to take advantage of BASF's substantial research and development capacity. BASF is also expanding its presence in new product fields, particularly nutraceuticals for human nutrition and enzymes for animal nutrition.

     PRODUCTS

     The following are the main product lines of the Fine Chemicals group:

     Vitamins

     Vitamins is the largest of the Fine Chemicals division's product groups in terms of sales. BASF produces six of the 13 naturally occurring vitamins. These include the water-soluble vitamins B2 (riboflavine), Calpan (calcium d-pantothenate) and C as well as the fat-soluble vitamins A, E and D3. The production of precursors for vitamin C is coming on stream in a joint venture with Cerestar and Merck KGaA of Germany. The Fine Chemicals division sells vitamins to the human and animal nutrition industries. Most of BASF's vitamins sales are roughly divided between Europe and North America.

     Carotenoids

     Carotenoids are nature-identical products that provide certain health benefits and are also used to color foods. This product line includes beta-carotene and astaxanthin for the food, feed and nutritional supplement industries for human and animal nutrition. More than half of BASF's carotenoid sales are in Europe.

     Nutraceuticals

     BASF defines nutraceuticals as naturally occurring substances with benefits for health, fitness and well-being that are typically present in human food. BASF currently sells its nutraceuticals almost exclusively in the United States.

     Enzymes

     Enzymes, which are proteins that function as biochemical catalysts, are used for animal nutrition to improve feed absorption. BASF's enzyme product line includes Natuphos(R), which the Fine Chemicals division produces and markets pursuant to a cooperation agreement with DSM NV of the Netherlands. Most of BASF's enzymes sales are roughly divided between Europe and North America.

     Amino Acids

     Amino acids are feed additives that serve as a complementary growth area within BASF's animal nutrition business. An important product is lysine, of which BASF is one of the world's largest producers. BASF entered the lysine market in May 1998 by acquiring the worldwide lysine business of Korea's Daesang Group. The Fine Chemicals division has a strong foothold in the Asian market for amino acids, with more than a third of its sales for this product group in the region.

     Organic acids

     Organic acids are used as preservatives for grains and compound feeds. BASF offers a wide range of organic acid products that suppress the growth of molds and bacteria. BASF is the leading supplier of standard and tailor-made organic acids for the fee industry in Europe and Asia.

     Cosmetics Ingredients

     Cosmetics ingredients are sold as raw materials for many fashion-driven personal care products, including skin-care additives and sunscreen agents. BASF sells these products primarily in Europe. In 1999, BASF acquired the Z-Cote(R) zinc-based ultraviolet A (UVA) absorber business of sunSmart Inc. of the United States to broaden and strengthen its sunscreen ingredients product line.

     Aroma Chemicals

     Aroma chemicals are fragrance and flavor raw materials that are used as precursors for perfumes, food products, detergents and cosmetics. BASF sells these products primarily in Europe.

     Polymers

     Polymers include hair-setting polymers for hairsprays, styling mousses, gels and hair conditioners. Polymers are also used in pharmaceutical applications such as disinfectants and tableting agents. BASF sells polymers to the pharmaceuticals and cosmetics industries primarily in Europe.

     Pharmaceutical Active Ingredients

     The pharmaceutical active ingredients business will be transferred from the Pharmaceuticals division to the Fine Chemicals division in mid-2000. BASF believes that this will create potential marketing synergies with the existing Fine Chemicals businesses supplying the pharmaceuticals industry, such as pharma polymers.

     SALES

     The Fine Chemicals division's sales to third parties were El.374 billion in 1999. The following table shows the Fine Chemicals division's 1999 sales by customer industry:

                     CUSTOMER INDUSTRY                            1999 SALES
                     -----------------                        -------------------
                                                              (EUROS IN MILLIONS)
Animal nutrition............................................         E727
Personal care, cosmetics, aroma chemicals and other
  products..................................................          323
Human nutrition and pharmaceutical ingredients..............          324

     RESEARCH AND DEVELOPMENT

     The Fine Chemicals division's research and development activities focus on constantly improving BASF's cost position while generating a flow of new products. In 1999, the Fine Chemicals division spent approximately 5% of its consolidated sales on research and development activities.

     More than 40% of the Fine Chemicals division's research and development expenses in 1999 were allocated to vitamins and carotenoids. Approximately 15% of the funds were spent to develop new product lines; other feed additives received approximately 15%. The remaining funds were spent on polymers and other fine chemicals products.

     In the animal nutrition business, BASF is seeking to increase its market share by improving product quality and reducing production costs. BASF is also directing research efforts at extending the feed additives product range, for example, by extending the carotenoid product line with astaxanthin and by adding new heat-stable enzymes to the Natuphos(R)/Natustarch(R) range of feed enzymes. These enzymes are designed to improve digestion in animals and reduce the phosphate content of excretions. In the medium term, BASF intends to launch NSP (non-starch polysaccharide) enzymes and a new variety of Natugrain(R).

     In nutraceuticals, BASF's goal for the next phase of product development includes lipoic acid, lycopene and lutein.

     Biotechnological production processes are becoming increasingly important to the success of many fine chemical products because they reduce variable production costs and allow for continuous improvement in the bacteria strains and fermentation processes for vitamins. BASF has successfully replaced chemical synthesis with biotechnology-based processes to produce vitamin B2 and vitamin C.

     In the cosmetics and pharmaceuticals additives businesses, BASF is developing both new products and new applications to increase market share. Early-phase research partnerships with customers provide additional opportunities to bring new products to market faster and to keep pace with the relatively short product life cycles typical of consumer product industries.

     MARKETS AND DISTRIBUTION

     In 1999, Europe accounted for 41% of the Fine Chemicals division's sales, North America for 31%, the Asia, Pacific Area, Africa region for 20% and South America for 8%.

     The main customers of the Fine Chemicals division are global participants in the animal nutrition, human nutrition, personal care and aroma chemical industries. Many of the division's products are sold in relatively small volume and are often tailor-made to meet customer specifications.

     BASF sells the vast majority of its fine chemical products through its own sales force, which targets major global customers. Key account managers are assigned to these major customers on the basis of region and product group.

     Through its sales and marketing departments, BASF works closely with customers to develop specific applications and to collaborate on developing new products. These departments, which are located regionally around the world, offer customers extensive technical and laboratory services.

     BASF's competitive position depends to a large extent on its ability to compete on both price and quality. This requires leadership in production process engineering and technology. In addition, BASF expects that the ability to quickly develop innovative products with high growth potential, such as nutraceuticals, will remain an important competitive factor.

     BASF expects the trend toward globalization and consolidation to continue among customers of the Fine Chemicals division. Product differentiation is based on quality, price and value-added services. BASF believes that cost-effective production processes will be critical to ensure future success in this industry, as will preferred supplier status with important customers. The trend toward commoditization for certain fine chemicals, such as fat-soluble vitamins, is intensifying, and competition based on price is likely to increase in the future. BASF is exposed to competition from new market entrants, especially from China. Entrants from China, in particular, tend to be low cost producers that compete on the basis of price, primarily in the European feed and food vitamins market. Competition from new entrants has affected other regional feed vitamins markets to a more limited degree. The pharmaceuticals market, however, has not been noticeably affected to date by increased competition from new entrants.

     BASF considers its main competitors in the animal nutrition area to be Roche Group of Switzerland, Archer Daniels Midland Co. of the United States, Novo Nordisk A/S of Denmark, Aventis/Rhodia S.A. of France, Eisai Co. Ltd. of Japan and new entrants from China. In the human nutrition area, BASF's main competitors are Roche, Merck KGaA of Germany, Takeda Chemical Industries, Ltd. of Japan, International Specialty Products Inc. and Warner Jenkinson Co., Inc. of the United States. In pharmaceuticals, BASF considers International Specialty Products and FMC Corporation of the United States to be its main competitors. In the area of personal care and cosmetics, Roche of Switzerland, International Specialty Products, Hercules Inc., Bush Boake Allen Inc. and National Starch & Chemical Co. of the United States and Imperial Chemical Industries plc of the United Kingdom are the main competitors of BASF.

     GOVERNMENTAL REGULATION

     BASF's various Fine Chemicals products are subject to regulation by government agencies throughout the world. The primary emphasis of these requirements is to assure the safety and effectiveness of BASF's products. Of particular importance in the United States is the Food and Drug Administration
(FDA), which regulates many of BASF's Fine Chemicals products. The FDA oversees the marketing, manufacturing and labeling of dietary supplements, including vitamins. The Federal Trade Commission regulates claims made in the advertising of dietary supplements. The Center for Veterinary Medicine within the FDA is responsible for ensuring that animal drugs and medicated feeds are safe and effective for their intended uses and that food from treated animals is safe for human consumption. Animal health products are also regulated in the United States by the United States Department of Agriculture and the Environmental Protection Agency.

     One of the major markets for BASF's fine chemicals is the European Union
(EU). In the EU, similar regulatory systems are established on the national level of different member states as well as on the pan-European government level. Positive lists and negative lists exist in Europe and they regulate the usage of various substances in order to ensure consumer safety. Before the substances are added to these lists, they are subject to a rigorous approval procedure. A product is approved in the EU only after its safety is assessed by a committee of independent academic scientists.

     In countries other than the United States and those of the European Union in which BASF conducts business, BASF is subject to regulatory and legislative climates that are similar to or sometimes even more restrictive than those described above. The regulatory environment in Japan, for example, can be more restrictive than that of the United States or the EU countries.

CROP PROTECTION

     OVERVIEW

     BASF's Crop Protection division is a leading supplier and marketer of herbicides and fungicides to the farming community. The division is also actively pursuing further opportunities in novel crop protection products and plant biotechnology. The division currently offers approximately 570 products to approximately 4,100 wholesalers around the world. The division's principal products are sold mainly to farmers who use them to improve crop yields and quality.

     The Crop Protection division benefits from BASF's Verbund approach to integration by purchasing approximately 20% of its precursors from other BASF operations. Virtually all of the products manufactured by the division are sold to external customers.

     On March 21, 2000, BASF announced that it signed an agreement to acquire the crop protection business of American Home Products Corporation (AHP) of the United States for about $3.8 billion.

     The acquisition would more than double BASF's annual crop protection sales. This purchase, which still requires approval from relevant governmental antitrust authorities, is expected to be completed by July 1, 2000. The BASF Supervisory Board has approved the transaction.

     Through the combination of these activities, BASF intends to become even more competitive in crop protection due to three key factors:

        - BASF will move to a leading position in major agricultural markets. BASF is expanding its presence particularly in the important agricultural markets of North and South America as well as strengthening its established position in Europe.

        - BASF will offer a strong and broad portfolio of products, including an established and proven line of insecticides, targeting a broad range of crops.

        - BASF will have a combined pipeline under development containing 15 active ingredients expected to be launched by 2006 with a combined peak annual sales potential of about $2 billion.

     The combined business would have had pro forma 1999 sales of $3.6 billion and income from operations before one-time restructuring items of $450 million. About $250 million in annual synergy effects are expected to be generated by the transaction, with approximately half of the benefits to be achieved in the first full year after the acquisition.

     As part of its goal for the Crop Protection division to reflect the global nature of its business, BASF intends - pending regulatory approval for its acquisition of American Cyanamid - to move the division's global headquarters to Mount Olive, New Jersey, to better serve the North American market.

     BASF has also made other significant acquisitions in recent years in the area of crop protection, including:

        - the U.S. and Canadian crop protection business of Sandoz AG of Switzerland in 1996, making BASF one of the major players in the worldwide corn herbicide business;

        - a majority stake in Micro Flo, the second-largest supplier of generic products for the U.S. crop protection market, in 1998; and

        - a 40% stake in Svalof Weibull, a major European seed supplier based in Sweden, in 1999.

     To improve the Crop Protection division's product line, BASF is investing in research to develop new fungicides and herbicides. At the same time, BASF is focusing on a broader spectrum of crop production agents by actively engaging in research and development on the combination of agricultural chemicals, seeds and biotechnology traits.

     BASF's goal in the field of plant biotechnology is to offer crop plants with improved vitamin and nutritional content and cultivation properties. As a first step, BASF in 1998 established two plant biotechnology joint ventures called Metanomics and SunGene. This was followed in 1999 by the acquisition of a 40% ownership stake in the Swedish seed breeding company Svalof Weibull and the founding of the joint venture BASF Plant Science GmbH into which the plant biotechnology research of BASF and Svalof Weibull were merged.

     PRODUCTS

     The following table lists BASF's major crop protection products:

    BRAND NAME       ACTIVE INGREDIENT      APPLICATIONS      PRIMARY MARKETS
    ----------       -----------------      ------------      ---------------
Herbicides

  Basagran(R)       Bentazone            - Vegetables         - North America
                                         - Cereals            - South America
                                         - Potatoes           - Europe
                                         - Rice
                                         - Soybeans
                                         - Turf
                                         - Corn

  Pyramin(R)        Chloridazone         - Beets              - Europe
  Rebell(R)

  Banvel(R)         Dicamba              - Corn               - North America
  Clarity(R)                             - Grains

  Frontier(R)       Dimethenamid         - Corn               - North America
  Guardsman(R)                           - Soybeans           - Europe
                                         - Broadleaf crops

  Butisan(R)        Metazachlor          - Rapeseed           - Europe
  Novall(R)                              (canola)
  Nimbus(R)

  2,4-D             Phenoxies            - Cereals            - Worldwide
  MCPA                                   - Turf
  CMPP
  2,4-DP

  Poast(R)          Sethoxydim           - Soybeans           - North America
                                         - Cotton             - South America
                                         - Peanuts

Fungicides

  Opus(R)           Epoxiconazole        - Cereal             - Europe
                                         - Coffee             - South America
                                         - Rice
                                         - Sugar beets

  Allegro(R)        Kresoxim-methyl      - Cereals            - Europe
  Juwel(R)                               - Grapes             - North America
  Ogam(R)                                - Fruits
  Mentor(R)                              - Vegetables
  Stroby(R)/
     Sovran(R)
  Cyngus(R)

    BRAND NAME       ACTIVE INGREDIENT      APPLICATIONS      PRIMARY MARKETS
    ----------       -----------------      ------------      ---------------
Other

  Growth
     regulators

       Pix(R)       Mepiquatchloride     - Cotton             - North America
       Cycocel(R)   Chlormequatchloride  - Cereals

  Soil fumigant
       Basamid(R)   Dazomet              - All crops          - Worldwide

  Insecticides

    Perfekthion(R)  Dimethoate           - All crops          - Worldwide

       Salut(R)     Dimethoate and
                    Chlorpyrifos
       Nexter(R)    Pyridaben

     Herbicides

          Bentazone

          BASF introduced bentazone in 1975 as a selective post-emergence herbicide to control many broad-leafed weeds. It is frequently used in mixtures with other BASF active ingredients and also with third-party active ingredients.

          Chloridazone

          BASF introduced this herbicide in 1964 as a pre-emergence and early post-emergence herbicide to control weeds. BASF has also combined chloridazone with other active ingredients to broaden its application range.

          Dicamba

          BASF acquired this ingredient from Sandoz in December 1996. It is used in mixtures with several other active ingredients, including bentazone. Approximately 70% to 80% of the worldwide market for dicamba is for use on corn in North America and Western Europe.

          Dimethenamid

          BASF acquired this herbicide from Sandoz in 1996. It is a selective pre-emergence herbicide and can be used alone or in combination with other pre-emergence herbicides such as atrazine.

          Metazachlor

          Introduced in 1982, metazachlor is a selective and mainly soil-active herbicide that controls broadleaf weeds and grasses. The product can be used both as a pre-emergence and post-emergence herbicide. Approximately 90% of sales of metazachlor are for winter rapeseed (canola) in Western Europe.

          Phenoxies

          These herbicides are used on a wide variety of crops, particularly cereals, for broadleaf weed control primarily in Europe and North America.

          Sethoxydim

          BASF licensed this active ingredient from Nippon Soda and introduced it in 1982 as a post-emergence graminicide. It is produced in a joint venture with Nippon Soda and Mitsui Bussan.

     Fungicides

          Kresoxim-methyl

          BASF first launched this broad-spectrum fungicide, which is BASF's best selling active ingredient, in Germany in 1996 and then introduced it to all major European markets in 1997 and 1998. This fungicide replicates the naturally occurring fungicide strobilurin A. It controls many classes of plant fungi and is considered an innovative product because of its effectiveness, mode of action and activity within plants. Kresoxim-methyl is also registered and sold in the United States for ornamental plants grown in greenhouses, apples, pears and grapes.

          Epoxiconazole

          First introduced in 1993, epoxiconazole is one of the leading products in the azole sector. This product's success is based on its effectiveness in controlling many major cereal foliar diseases, including mildew and rust in wheat, barley and rye. It has a good growth potential in new crop sectors such as coffee, rice, bananas and sugar beets.

     SALES

     The Crop Protection division's sales to third parties were E1.745 billion in 1999. The following table shows 1999 sales by major product areas:

                       PRODUCT AREAS                              1999 SALES
                       -------------                          -------------------
                                                              (EUROS IN MILLIONS)
Herbicides..................................................         E900
Fungicides..................................................          549
Other agrochemical products (soil fumigants, growth
  regulators and insecticides)..............................          296

     RESEARCH AND DEVELOPMENT

     BASF's research and development activities in Crop Protection focus on the core areas of fungicides and herbicides. As part of its plan to launch four new fungicides and four new herbicides by 2003 or 2004, BASF launched three new active ingredients in 1999. In 1999, research and development spending in the Crop Protection division was approximately 11% of the division's consolidated sales.

     BASF has put great emphasis on developing innovative products that comply with the highest environmental and safety standards. Synergies in fundamental research with BASF's Pharmaceuticals and Fine Chemicals divisions are leveraged to identify new product development candidates.

     Plant Biotechnology

     In addition to the research and development efforts discussed above, BASF in 1998 established two research joint ventures, Metanomics and SunGene, with partners from the scientific community. Metanomics, based in Berlin, Germany, is studying functional genomics -- the analysis of the function of individual genes in plants, which can lead to the discovery of the key genes needed to genetically modify crop plants. SunGene, based in Gatersleben, Germany, tests commercially attractive genes and develops new technologies for the efficient introduction of genes into plants. In 1999, BASF acquired a 40% ownership stake in the Swedish seed breeding company Svalof Weibull and, together with Svalof Weibull, established the joint venture BASF Plant Science GmbH into which the plant biotechnology research of both companies were merged. By establishing BASF Plant Science GmbH, BASF has significantly strengthened its presence in the plant biotechnology field. BASF has the goal of becoming a leading competitor in the plant biotechnology market and expanding its position as a major supplier to the agricultural industry. In March 2000, BASF announced that it would substantially step up its operations in plant biotechnology. Research funds will amount to more than E700 million over the next ten years. BASF also intends to allocate additional funds for the acquisition of seed companies or participations therein.

     BASF believes that biotechnology will be crucial to the crop protection industry in the 21st century. However, new crop varieties developed through biotechnology, particularly those with genetically modified traits such as herbicide resistance, have experienced significant criticism from the public in Western Europe. Fears about unknown health risks still dominate public perception in Europe, and producers of genetically modified crops are struggling to address these concerns.

     BASF is not currently active in the genetic modification of crops to improve their resistance to herbicides. BASF's biotechnology efforts are focused instead on the use of biotechnology to create crop plants that are more resilient to adverse weather and that have increased vitamin and nutritional content. BASF believes that in the long term the benefits afforded by biotechnology will lead to more public acceptance of products using biotechnology.

     At present, BASF is focusing its biotechnology research efforts on the following areas:

        - improved tolerance to cold and drought;

        - higher content of plant constituents such as oil, proteins, carbohydrates; and

        - improved yield of plant constituents such as vitamins and health-promoting fatty acids.

     BASF cannot give assurances that any of its research and development projects will survive the development process and ultimately obtain the requisite regulatory approval or, if approved, will be commercially profitable. Competitors may also launch competing or improved products.

     MARKETS AND DISTRIBUTION

     The largest market for Crop Protection division products is Western Europe, which accounted for 42% of the division's consolidated sales in 1999. North America accounted for 35%, South America for 14% and the Asia-Pacific region for 6%. The areas of Eastern Europe, Africa and Western Asia accounted for 3%.

     The Crop Protection division competes primarily on product quality, innovation and service. BASF directs marketing and sales efforts at farmers through multi-staged marketing channels that include wholesalers and commercial distributors. In all major markets, BASF has its own sales force for the Crop Protection division's products, but enters into co-distribution agreements in smaller markets where BASF does not have its own presence. BASF actively markets its products in specialist publications and through activities targeted at farmers. As part of these marketing activities, BASF offers customers of its newer, specialized products advice on applications and product use.

     The number of suppliers of crop protection products is relatively concentrated. The 10 largest companies in 1999, which include BASF, accounted for more than 90% of worldwide sales. According to industry statistics for 1999, BASF ranks among the top four fungicide suppliers and among the top seven herbicide producers. The consolidation process that has taken place during the last 10 years has been driven primarily by the high capital expenditures necessary for the increasing requirements in testing for environmental, health and safety standards for registration of products; complex manufacturing process engineering; and a need for a presence in all major markets.

     The market for crop protection products is seasonal and partly influenced by food commodity prices on a global basis. The world market for crop protection chemicals is likely to be stagnant in the short-term due to agricultural reform measures in the European Union. In addition, the introduction of genetically modified, herbicide-resistant crops mainly from Monsanto Co. has significantly restricted BASF's soybean herbicide sales in North America.

     BASF considers the main competitors of the Crop Protection division to be Aventis S.A. of France, Novartis International AG of Switzerland, Monsanto Co., The Dow Chemical Company and E.I. du Pont de Nemours and Company of the United States, AstraZeneca plc of the United Kingdom and Bayer AG of Germany.

     GOVERNMENTAL REGULATION

     In most countries, crop protection products (including genetically modified plants) must obtain government regulatory approval prior to marketing. The regulatory framework for crop protection and environmental health products is directed to ensure the protection of the consumer, the applicator and the environment. The strictest standards are applied in the United States, Japan and Western Europe. In the United States, the EPA (Environmental Protection Agency) has the responsibility for registration of all chemicals released into the environment, including herbicides, insecticides, fungicides and plant growth regulators whether they are used for crop protection or for public health. Significant amounts of EPA resources are concentrated on the effects of crop protection products on the environment and on the safety of fish, wildlife and water resources. Plant-based crop protection products are also regulated by the USDA (U.S. Department of Agriculture) for environmental safety of the plant and by the FDA (U.S. Food and Drug Administration) to ensure the safety of the food.

     Since human exposure to a crop protection or environmental or public health product may occur from residues on food or from residential lawn use and/or indoor residential use, the safety assessment considers the human risk from all anticipated routes of exposure. Special sensitivities, food consumption and exposure patterns on infants and children are specifically considered. If the product is used on a food crop, a legal limit for residual chemical or a tolerance is established for the specific chemical. This limit is based on a strict health standard and the data provided by the manufacturer.

     It generally takes five to seven years from discovery of a new crop protection product until the dossier is submitted to the appropriate regulatory agency for product approval. There are no statutory time frames in the United States for registration of new crop protection and environmental health products. The standard time frames for a pesticide not regulated under "reduced risk" are typically 30 to 36 months. For a pesticide in the "reduced risk" category, this time frame is shortened to an average of 24 months. Numerous initiatives on part of both the EPA and crop protection manufacturers aim to streamline the review process and reduce the review time for a new product have not been successful.

     Genetically modified plants must undergo a regulatory assessment by the USDA for environmental safety including impact on native species and the impact of environmental release. The FDA considers the safety of the modified food and whether it is "substantially similar" to existing food products. Part of this review considers the possible introduction of new toxins or potential allergens into the food. Foods that are not considered "substantially similar" must undergo a more detailed review and approval process within the FDA.

                                   OIL & GAS

SEGMENT OVERVIEW

     BASF conducts the activities of its Oil & Gas segment through its subsidiary Wintershall AG, one of the leading oil and gas companies in Germany. Wintershall and its affiliated companies are active in two primary areas:

        - Oil and Natural Gas Exploration and Production
         Wintershall participates in the search and production of oil and natural gas in 10 countries on four continents. BASF presently conducts its most significant oil exploration and production operations in North Africa and the Middle East as well as in Germany, and its most significant gas exploration and production activities in Argentina and Germany. Wintershall's strategy is to increase its hydrocarbon production in the next five to 10 years by at least 50% while maintaining a ratio of proven reserves to production of approximately 10 years.

        - Natural Gas Distribution and Trading
         BASF conducts natural gas distribution and trading activities through two joint ventures - WINGAS GmbH (WINGAS) and Wintershall Erdgas Handelshaus GmbH (WIEH) - in partnership with OAO Gazprom of Russia. WINGAS owns and operates a large pipeline system in Germany for the distribution of natural gas and also owns and operates one underground natural gas storage site, which is the largest in Western Europe. WIEH acts exclusively as a trading company, purchasing Russian natural gas and marketing it to WINGAS and Verbundnetz Gas AG (VNG), a transmission and distribution company in eastern Germany in which Wintershall has a 15.8% ownership interest. WIEH also markets Russian natural gas in Central Europe through its Swiss subsidiary Wintershall Erdgas Handelshaus AG (WIEE) of Zug, Switzerland.

     Effective December 31, 1999, Wintershall exited the oil marketing and refinery business by selling for cash to Veba Oel AG, a subsidiary of Veba AG, its Emsland refinery in Lingen, Germany, together with its 15% stake in ARAL AG, a retail gasoline station network in Germany. (The segment's 1999 financial data includes figures from the oil marketing and refinery business since the sale was completed at the end of the year.) The businesses sold to Veba Oel had 1998 sales of approximately E850 million. Prior to the transaction, Wintershall had sold to ARAL approximately 60% of the transportation fuels produced at the Lingen refinery, which has a capacity of 800,000 barrels per day. Wintershall had marketed the remaining 40% of the transportation fuel, as well as other products manufactured at the refinery, through its own sales force. BASF believes its decision to divest its holdings in ARAL and the Lingen refinery are significant steps in the restructuring of its portfolio and concentrating on its core activities in the Oil & Gas segment. The proceeds from the sale of BASF's stake in ARAL are included in BASF's financial results for 1999. The proceeds from the sale of the refinery are included in the Oil & Gas segment's income from operations for 1999.

     The Oil & Gas segment sells to third parties most of the natural gas it produces, but through WINGAS, it also supplies BASF with most of the natural gas consumed at BASF's Verbund site in Ludwigshafen, Germany. The Oil & Gas segment sells to third parties all of the oil it produces.

     Largely because of its well balanced portfolio, the Oil & Gas segment has maintained a strong competitive position despite a significant decrease in crude oil prices in 1998. The Oil & Gas segment's sales and income from operations for the last three fiscal years were as follows:

                                                              1997     1998     1999
                                                             ------   ------   ------
                                                               (EUROS IN MILLIONS)
    Sales to third parties, net of petroleum and natural
      gas taxes............................................  E3,198   E2,685   E3,051
    Petroleum and natural gas taxes........................   1,597    1,603    1,845
    Intersegmental transfers...............................     247      235      177
    Sales incl. intersegmental transfers...................   3,445    2,920    3,228
    Royalties..............................................     176      204      214
    Sales incl. intersegmental transfers, less royalties...   3,269    2,716    3,014
    Income from operations.................................     473      276      741

     The Oil and Gas segment's sales to third parties, net of petroleum and natural gas taxes, in 1997 and 1998 accounted for 11.2% of BASF's total sales in 1997 and 9.7% of BASF's total sales in 1998. In 1999, the segment accounted for 10.4% of BASF's total sales.

SEGMENT STRATEGY

     In its exploration and production business, the Oil & Gas segment aims to increase both oil and gas production by at least 50% in the next five to 10 years while maintaining a ratio of proven reserves to production of approximately 10 years. Wintershall's strategy for achieving this goal is:

        - to increase oil and gas production in Germany through further exploration activities and field developments;

        - to expand its activities in Northern Africa to offset the depletion of existing oil reserves;

        - to increase its production of gas from existing fields in Argentina in order to satisfy increasing demand for natural gas in the southern cone region in South America; and

        - to engage in the exploration and development of oil and gas in Russia through a strategic partnership with OAO Gazprom.

     Wintershall is seeking to achieve its growth strategy by also divesting activities with only a limited potential for expansion. These activities include, for example, Wintershall Canada, which the company sold as of December 1, 1999. Wintershall sold its subsidiary in the United Kingdom in May 2000 and plans to sell parts of its interests in Qatar.

     In the natural gas marketing and distribution business, WINGAS currently is the third largest natural gas transmission and distribution company in Germany with an actual market share of 9% and long-term supply contracts covering 13% of the anticipated German natural gas distribution market in 2010. By pursuing strategic pipeline ventures and making investments to further expand its natural gas storage site in Rehden, Germany, WINGAS is striving to secure by 2001 long-term contracts covering 15% of the anticipated German market in 2010.

     Ongoing deregulation of the European natural gas market could require natural gas distributors, including WINGAS, to give third parties access to their pipelines. Deregulation could create significant growth opportunities for WINGAS because, with access to third-party pipelines, it could transport natural gas through the extensive transmission networks of its larger competitors and increase its customer base.

EXPLORATION AND PRODUCTION OF OIL AND NATURAL GAS

     The exploration and production of oil and natural gas historically have been Wintershall's core businesses, with operations primarily in Germany, Libya, Dubai and the Netherlands. Upon the 1998 dissolution of Deminex, a former joint venture among Wintershall, VEBA Oel and RWE-DEA,

Wintershall acquired significant natural gas exploration and production operations in Argentina as well as non-consolidated activities in Russia and Azerbaijan.

     BASF believes that Wintershall presently has finding and development costs that are below the industry average. Unlike global oil and gas exploration and production companies, Wintershall focuses its exploration and production activities on a select number of prolific hydrocarbon regions where a combination of local technical expertise, strategic alliances and, where possible, operating experience allow it to develop petroleum resources at below-average costs.

     Wintershall is the operator of most of the significant exploration and production projects in which it has an interest. In projects where it is not the operator, Wintershall assumes a variety of roles ranging from supplying funds to participating in operating decisions pursuant to agreements with operators.

     The activities that the Oil & Gas segment presently conducts are as follows:

       COUNTRY                ACTIVITIES               COUNTRY                ACTIVITIES
       -------                ----------               -------                ----------
Argentina               Oil and Gas             Netherlands
                        Exploration and                                 Gas Exploration and
                        Production                                      Production
Azerbaijan*             Oil Exploration         Qatar                   Oil Exploration
Dubai                   Oil Exploration and     Russia*                 Oil Exploration and
                        Production                                      Production
Germany                 Oil and Gas             Spain*                  Commitments for
                        Exploration and                                 Hydrocarbon
                        Production                                      Exploration
Libya                   Oil Exploration and     United Kingdom          Gas Exploration and
                        Production                                      Production

---------------
* Non-consolidated activities.

     RESERVES

     The Oil & Gas segment's proved oil and gas reserves and proved developed oil and gas reserves in each of four geographic areas as of December 31, 1999, 1998 and 1997 were as follows:

                                                        NORTH
                                                     AFRICA AND                REST OF
                                           GERMANY   MIDDLE EAST   ARGENTINA    WORLD    TOTAL
                                           -------   -----------   ---------   -------   -----
AT DECEMBER 31, 1999
Oil (millions of barrels)
  Proved reserves........................     86         509           26          -       621
  Proved developed reserves..............     66         465           18          -       549
Gas (billions of cubic feet)
  Proved reserves........................    432         247          788        119     1,586
  Proved developed reserves..............    301           -          476         73       850
AT DECEMBER 31, 1998
Oil (millions of barrels)
  Proved reserves........................     37         545           27          6       615
  Proved developed reserves..............     34         509           14          5       562
Gas (billions of cubic feet)
  Proved reserves........................    470         247          746        195     1,658
  Proved developed reserves..............    343           -          400        142       885

                                                        NORTH
                                                     AFRICA AND                REST OF
                                           GERMANY   MIDDLE EAST   ARGENTINA    WORLD    TOTAL
                                           -------   -----------   ---------   -------   -----
AT DECEMBER 31, 1997
Oil (millions of barrels)
  Proved reserves........................     38         410            -          6       454
  Proved developed reserves..............     36         408            -          6       450
Gas (billions of cubic feet)
  Proved reserves........................    464           -            -        206       670
  Proved developed reserves..............    333           -            -        140       473

     At 1999 levels of production, in terms of barrel of oil equivalents, proved oil reserves would last approximately 11.3 years. At 1999 levels of production, in terms of cubic feet equivalents, proved gas reserves would last approximately
11.8 years.

     The Oil & Gas segment's most significant oil reserves are in North Africa/Middle East and Germany, with the substantial majority of these reserves being located in Libya. The most significant natural gas reserves are in Argentina and Germany.

     EXPLORATION AND PRODUCTION

     The net quantities of oil and gas produced as well as the average sales price and production cost (lifting cost) per unit of oil and gas produced in each of the last three years were as follows:

                                                              1997     1998     1999
                                                             ------   ------   ------
OIL
Net quantities produced (millions of barrels)..............      47       53       55
Average sales price (per barrel)...........................  E12.16   E 7.20   E12.73
Average production cost (lifting cost) (per barrel)........  E 2.68   E 2.89   E 2.84
GAS
Net quantities produced (billions of cubic feet)...........      73       71      135
Average sales price (per thousand cubic feet)..............  E 2.09   E 2.06   E 1.36
Average production cost (lifting cost) (per thousand cubic
  feet)....................................................  E 0.56   E 0.65   E 0.40

     Wintershall's total gross and net productive wells, total gross and net developed acres and total gross and net undeveloped acres (both leases and concessions) as of December 31, 1999, were as follows:

                                                       NORTH
                                                    AFRICA AND                REST OF
                                          GERMANY   MIDDLE EAST   ARGENTINA    WORLD    TOTAL
                                          -------   -----------   ---------   -------   ------
OIL
Total gross productive wells............     621         303           80         -      1,004
Total net productive wells..............   301.9        58.7         26.9         -      387.5
GAS
Total gross productive wells............     148           -           96        28        272
Total net productive wells..............    62.8           -         30.5       4.7       98.0
OIL AND GAS ACREAGES
(THOUSANDS OF ACRES)
Total gross developed acres.............     437       1,010          168       459      2,074
Total net developed acres...............     181         353           45       103        682
Total gross undeveloped acres...........   2,027       4,480        3,316       511     10,334
Total net undeveloped acres.............     871       3,890          988       112      5,861

     The Oil & Gas segment's exploration expenditures in 1999 were E40 million. Either directly or through its subsidiaries, Wintershall was involved in the drilling of 14 exploratory wells that were completed in 1999 compared with 28 exploratory wells completed in 1998. In 1999, nine of the exploratory wells completed were productive compared to 17 in 1998. As of December 31, 1999, Wintershall had begun drilling three additional exploration wells. Exploration activities continue to focus on North Africa (mainly Libya), Argentina and Germany.

     More than 80% of the Oil & Gas segment's oil reserves and production activities are in North Africa and the Middle East. The substantial majority of these reserves and production activities are in Libya, where the segment operates several onshore oilfields and plans to utilize associated natural gas for local consumption. Remaining oil production takes place primarily in the Mittelplate offshore oil field in the German North Sea, Dubai and Argentina. In August 1996, the United States adopted the Iran and Libya Sanctions Act. The Sanctions Act requires the President of the United States to impose under particular circumstances two or more enumerated sanctions on companies that engage in trade or investment activities in Libya. BASF cannot predict future interpretations of, or the implementation policy of the U.S. government with respect to, the Sanctions Act. BASF, however, does not believe that the Sanctions Act will have a material adverse effect on BASF's financial condition or results of operations.

     With 129 million barrels of proved reserves, the Mittelplate field is the largest German oil reservoir known to exist. Wintershall and its partner, RWE-DEA, have been producing oil from an offshore production platform since 1987. Each partner has a 50% interest in the project. A horizontal well drilled into the Mittelplate field from an onshore site struck oil-bearing horizons in 1998, providing good prospects for a significant increase in production. In 1999, two additional extended-reach wells were completed. Wintershall's share of Mittelplate oil production has been contracted to RWE-DEA and Elf Oil Germany, a unit of TotalFinaElf S.A., for refining.

     Most of Wintershall's natural gas production takes place in Argentina. Wintershall acquired its Argentine gas operations through the September 1998 dissolution of Deminex. The principal reason for the dissolution was to allow the partners in the joint venture to control their own exploration and production operations and to manage costs more effectively in the increasingly competitive exploration and production business. By acquiring Deminex's gas operations in Argentina, Wintershall added 746 billion cubic feet to its total natural gas reserves. Wintershall intends to further develop its gas reserves in Argentina and to increase its market share in the southern cone region in South America. Wintershall also holds a 10% share in the "Cruz del Sur" gas pipeline project, which is expected to be completed by the end of 2000. With this pipeline, which runs from Punta Lara, Argentina, to Montevideo, Uruguay, Wintershall expects to participate in the strategic development of new gas markets in Uruguay and southern Brazil.

     The Oil & Gas segment has a 49.95% participation interest and is the operator in the development of the first natural gas offshore project on the German continental shelf approximately 300 kilometers off the German North Sea coast. Production is scheduled to begin in 2000 with an anticipated production volume of 112 million cubic feet per day. The major partners in this development project include BEB Erdgas und Erdol and RWE-DEA. N.V. Nederlandse Gasunie, a Dutch natural gas distributor, has contracted to purchase the natural gas produced from this field.

     In spring 1999, BASF signed a German-Russian economic agreement with OAO Gazprom that provides a framework for future project-specific agreements. The agreement contemplates the joint participation of Wintershall and Gazprom in the exploration and production of oil and gas primarily in Russia. Wintershall and Gazprom are specifically planning to participate in the development of three large oil and gas fields in Russia: one in the Timan-Pechora region and two in Western Siberia. Such development will have to be the subject of future agreements. Gazprom and Wintershall are currently developing geotechnical concepts needed for the economic and technical development of these fields.

     In general, oil and gas exploration and production activities require high levels of investment and entail particular economic risks and opportunities. These activities tend to be highly regulated, and companies engaging in these activities generally may face intervention by governments in matters such as:

        - the award of exploration and production licenses;

        - the imposition of specific drilling and other work obligations;

        - environmental protection measures;

        - control over the development and abandonment of fields and installations; and

        - restrictions on production.

     Crude oil prices are subject to international supply and demand and other factors that are beyond an oil company's control. Political developments can affect world supply of and demand for oil, and therefore oil prices as well. Such factors can also affect the price of natural gas sold under long-term contracts because, under long-term contracts in Germany and in many other countries, natural gas pricing typically is tied to prices of refined products pursuant to a specified time lag. Crude oil prices are generally set in U.S. dollars, while costs may be incurred in a variety of currencies. Fluctuations in exchange rates therefore can give rise to foreign exchange exposures.

     As with most international oil and gas companies, substantial portions of the oil and gas reserves of Wintershall are located in countries outside the European Union and North America, some of which can be considered politically and economically less stable than European Union or North American countries. These reserves and the related operations may be subject to political risks, including:

        - increases in taxes and royalties;

        - the establishment of production and export limits;

        - the renegotiation of contracts;

        - the nationalization of assets;

        - changes in local government regimes and policies, as well as changes in business customs and practices;

        - payment delays;

        - currency exchange restrictions; and

        - losses and impairment of operations by actions of insurgent groups.

     To date, none of these risks has significantly affected the Oil & Gas segment or had a material adverse effect on BASF's financial condition or results of operations.

     Wherever possible, Wintershall arranges capital investment guarantees by the German government to protect its investments. Covered risks include political risks, such as the risk of war, revolution and expropriation. German government guarantees currently cover a total investment volume by Wintershall of approximately E260 million, including inventory of raw materials and supplies. Wintershall would receive approximately E200 million if any of the covered risks were to materialize.

     Wintershall's oil and gas production in Argentina has become a major contributor to the company's total worldwide production. Privatization of former state-owned companies in Argentina has created growth opportunities and competition in the private sector. Wintershall intends to exploit its substantial gas reserves in Argentina by increasing its share of the Argentine gas market and by exporting Argentine natural gas, partly through integrated projects.

     General uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment.

Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. In addition, changes in oil and natural gas prices could have an effect on the economically recoverable reserves. Accordingly, reserve estimates could be materially different from the quantities of oil and natural gas that are ultimately recovered.

NATURAL GAS DISTRIBUTION AND TRADING

     BASF conducts its natural gas distribution and trading activities pursuant to an extensive agreement with OOO Gazexport, a subsidiary of OAO Gazprom of Russia. To promote the joint marketing of mainly Russian, as well as British North Sea and German, natural gas in Germany, Wintershall and Gazprom established two joint ventures:

        - WINGAS GmbH (WINGAS) of Kassel, Germany, in which Wintershall has a 65% ownership interest; and

        - Wintershall Erdgas Handelshaus GmbH (WIEH), of Berlin, Germany, in which Wintershall has a 50% ownership interest.

     WINGAS owns and operates a large pipeline system in Germany for the distribution of natural gas and also owns and operates one underground natural gas storage site. WIEH acts exclusively as a trading company, purchasing Russian natural gas and marketing it to WINGAS and other natural gas providers in Germany. WIEH also markets Russian natural gas in Central Europe through its wholly owned Swiss subsidiary, Wintershall Erdgas Handelshaus AG (WIEE), of Zug, Switzerland.

     The natural gas distribution and trading business is driven by margins and represents a source of noncyclical income for BASF. In addition, this business ensures a reliable and cost efficient source of natural gas for BASF's Verbund site in Ludwigshafen, Germany.

     In 1999, the consolidated sales volume of WINGAS, WIEH and WIEE totaled
501.6 billion cubic feet, representing a 6% increase over the previous year's sales of 473.0 billion cubic feet.

     WINGAS

     WINGAS engages in three primary activities in Germany:

        - buying and selling natural gas,

        - constructing and operating natural gas pipelines and underground storage sites, and

        - providing third parties with natural gas transportation and storage services.

     Since 1991, WINGAS has invested approximately E2.6 billion (of which Wintershall's share was E1.7 billion) in its natural gas high pressure pipeline system in Germany, which currently spans approximately 1,800 kilometers (km). The pipeline system presently consists of four primary legs:

        - MIDAL (Mitte-Deutschland-Anbindungs-Leitung), which is the longest pipeline of the WINGAS network, extending over 702 km from the North Sea to southern Germany. To supply the metropolitan area of Hamburg, Germany, RHG (Rehden-Hamburg-Gasleitung) branches from MIDAL north of Bielefeld, Germany, forming a 132 km-long branch-pipe.

        - STEGAL (Sachsen-Thuringen-Erdgas-Leitung), which is a 344 km pipeline that comes from the east and meets MIDAL south of Kassel, Germany. STEGAL supplies eastern Germany with natural gas and connects the WINGAS pipeline system with Czech and Slovakian pipeline systems that transport Russian natural gas.

        - WEDAL (West-Deutschland-Anbindungs-Leitung), which is a 319 km pipeline that establishes a direct connection between the WINGAS pipeline system and the British natural gas grid, ensuring a link to the Western European natural gas network. WEDAL runs between Aachen, Germany, and Bielefeld, Germany.

        - JAGAL (Jamal-Gas-Anbindungs-Leitung) pipeline, which is a 336 km pipeline completed in October 1999 that links the large YAMAL gas field in Russia to WINGAS's pipeline network system. JAGAL links up with STEGAL just south of Leipzig, Germany.

     The following illustration depicts WINGAS's existing pipeline system:

                        [MAP DEPICTING WINGAS PIPELINE]

     In addition to its natural gas pipeline network, WINGAS also owns and operates a natural gas storage site in Rehden, Germany. It is the largest underground gas storage site in Western Europe, with a capacity of 157 billion cubic feet.

     WINGAS buys from WIEH more than 81% of the natural gas that it distributes, which in turn purchases all of its gas from Gazprom and its subsidiary, Gazexport. In 1999, WINGAS purchased approximately 349 billion cubic feet of natural gas from these suppliers. WINGAS also buys significant amounts of natural gas from North Sea suppliers, including Wintershall, BG plc and Conoco. WINGAS purchased approximately 51 billion cubic feet of North Sea gas from Wintershall in 1999 and expects to purchase approximately 75 billion cubic feet from Wintershall and additional suppliers in 2000.

     The biggest customer for WINGAS's natural gas is BASF's own Verbund site in Ludwigshafen, Germany. The site purchases most of its natural gas energy requirements from WINGAS - approximately 76 billion cubic feet per year, or approximately 25% of WINGAS's distribution volume in 1998. Starting in 2002/2003, WINGAS will also supply natural gas to BASF's Verbund site in Antwerp.

     WINGAS distributes the remaining 75% of its natural gas in Germany through long-term natural gas supply agreements with more than 30 customers. Regional distributors purchase approximately 50% of WINGAS's annual distribution volume, and municipalities, local distributors and industrial companies, transmission companies and industrial companies purchase approximately 25%.

     With an actual market share of 9%, WINGAS is currently the third largest natural gas transmission and distribution company in Germany. WINGAS aims to obtain by 2001 long-term contracts covering 15% of the anticipated German market in 2010.

     WINGAS's capital expenditures in 1999 totaled approximately E270 million. These investments focused mainly on:

        - the completion of WEDAL,

        - the completion of JAGAL, and

        - the expansion of the Rehden natural gas storage facility.

     The ongoing deregulation of the European natural gas market will significantly affect the business environment of the Oil & Gas segment's natural gas activities. Deregulation could require natural gas distributors, including WINGAS, to give third parties access to their pipelines. This access could also create significant growth opportunities for WINGAS because WINGAS could transport natural gas through the extensive transmission networks of its larger competitors and increase its customer base.

     WIEH AND WIEE

     WIEH acts exclusively as a natural gas trading company, purchasing Russian natural gas and marketing it to WINGAS, Verbundnetz Gas AG and to the BASF production site in Schwarzheide, Germany. WIEH also markets Russian natural gas in Central Europe, primarily in Romania and Bulgaria, through its wholly owned Swiss subsidiary, WIEE. In Romania, WIEE is the main importer of Russian natural gas.

                                   EMPLOYEES

     As of December 31, 1999, BASF employed a workforce of 104,628 people worldwide, which represented a decline of approximately 1% from the end of 1998. About 56% of the workforce is based in Germany. Expenditures for salaries and wages totaled E4.94 billion in 1999, up from E4.84 billion in 1998. For further information, see Note 10 to the Consolidated Financial Statements included in
Item 19.

     The following table details BASF's workforce on a regional basis as of December 31, 1999 and 1998.

                                                            1997      1998      1999
                                                           -------   -------   -------
    Europe...............................................   78,044    75,738    73,789
      thereof Germany....................................   61,509    60,021    58,158
    North America........................................   15,727    15,908    15,685
    South America........................................    6,389     6,512     6,688
    Asia, Pacific Area, Africa...........................    4,819     7,787     8,466
    TOTAL................................................  104,979   105,945   104,628

     As of December 31, 1999, BASF Aktiengesellschaft employed 42,789 people at its headquarters in Ludwigshafen, Germany, compared with 43,956 as of December 31, 1998.

     Many of BASF's employees who are not considered management in Germany are members of labor unions. Almost all of these union members belong to the Mining, Chemical and Energy Workers' Union (Industriegewerkschaft Bergbau, Chemie, Energie). None of BASF's sites in Germany is operated on a "closed shop" basis, meaning that employees are not required to join a union. In Germany, collective bargaining agreements for employees below management level are generally negotiated between the regional association of employers within a particular industry and the respective unions.

     In addition, under German law, employees elect a works council (Betriebsrat) that participates in determining company policy, especially with regard to certain voluntary compensation matters and benefits.

     The most recent collective bargaining agreement for employees in Germany represented by labor unions, which covers most of BASF's employees in Germany, was signed in March 2000 and expires February 28, 2002. In addition, approximately 45% of BASF's European workforce outside of Germany, 10% of its workforce in the United States and Canada, 30% of its workforce in Mexico, 70% of its workforce in South America and 40% of its workforce in the Asia, Pacific Area, Africa region is represented by labor unions and/or company-specific collective bargaining organizations.

     BASF considers its labor relations to be positive and anticipates reaching future agreements with its labor unions on terms satisfactory to all parties. There can be no assurances, however, that new agreements will be reached without a work stoppage or strike or on terms satisfactory to BASF. A prolonged work stoppage or strike at any of BASF's major manufacturing sites could have a material adverse effect on the company's results of operations. BASF has not experienced any material strikes during the last 10 years.

AGREEMENT 2000/AGREEMENT 2003

     In the "Agreement 2000" signed in October 1997, BASF management and the works councils of BASF's Ludwigshafen site agreed to achieve by the end of 2000 a personnel level, excluding trainees, of between 39,000 and 41,000 employees. This workforce reduction will be achieved for the most part through socially responsible measures, including voluntary part-time working conditions for those nearing retirement, voluntary termination agreements for other employees wishing to leave the company and modest loans to those wanting to start their own businesses. The definition of the workforce under Agreement 2000 included 40,297 people at the Ludwigshafen site as of March 31, 2000, down from 42,470 in October 1997 when the program was started.

     In the "Agreement 2003" signed in April 2000, BASF management and the works councils of BASF's Ludwigshafen site reached a new agreement based on the original October 1997 agreement. The new pact calls for continued workforce reductions that will be achieved through socially responsible measures. The total number of employees at the Ludwigshafen site as of March 31, 2000, was 42,157. By the end of 2000, BASF expects to have a total of approximately 41,000 employees at the site; about 800 positions are expected to be eliminated through the divestiture of operations to other companies. For the period between 2001 and the end of 2003, BASF expects an additional annual workforce reduction of approximately 1,300 positions.

EXECUTIVE STOCK OPTION PROGRAM

     BASF offers its stock option program ("BOP") to approximately 1,200 of its senior executives, including members of the Board of Executive Directors, in some 50 countries. More than 80% of the eligible senior executives opted to participate in the program in 1999. For further information, see "Item 12. Compensation of Directors and Officers."

EMPLOYEE STOCK PURCHASE PROGRAM

     In January 1999, BASF launched a stock purchase program for employees of its companies in Germany. The program, known as "plus," allows employees to use a portion of their annual company bonus to purchase blocks of 10 shares of BASF Aktiengesellschaft and provides for the award of incentive shares to employees who hold their blocks for certain time periods. Beginning in 2000, this stock purchase program will be offered gradually to BASF employees outside of Germany. For further information, see "Item 12. Compensation of Directors and Officers."

                             ENVIRONMENTAL MATTERS

     BASF is subject to numerous national and local environmental laws and regulations throughout the world concerning its operations and products in countries in which it operates. These laws and regulations govern, among other things, the handling, manufacture, transport and disposal of materials and the discharge of pollutants into the environment, practices and procedures applicable to construction and operation of sites, and the restoration and preservation of natural resources.

     BASF's operations are subject to increasingly stringent laws and government regulations related to environmental protection and remediation. In Germany alone, some 3,000 laws regarding environment, safety and health affect BASF's operations. In Germany, the primary environmental laws currently affecting BASF's operations are:

        - the Chemicals Act (Chemikaliengesetz), which provides for the protection of humans and the environment from the harmful effects of dangerous chemical substances;

        - the Ordinance on Large Combustion Plants
          (Grossfeuerungsanlagen-Verordnung), which establishes emissions limits for different types of plants for all major air pollutants, including sulfur dioxide, nitrogen oxides and dust;

        - the Recycling Act (Kreislaufwirtschafts- und Abfallgesetz), which regulates waste management, focusing on waste avoidance and reuse of waste;

        - the Water Resources Management Act (Wasserhaushaltsgesetz), which establishes principles for the responsible use of water resources, including the purification of waste water;

        - the Waste Water Charges Act (Abwasserabgabengesetz), which establishes charges for waste water emissions based on the content of harmful substances and other parameters, such as nitrogen content;

        - the Federal Pollution Control Act (Bundes-Immissionsschutzgesetz), which regulates emissions from a variety of sources, including downstream refineries;

        - the Act on Transportation of Dangerous Goods (Gesetz zur Beforderung gefahrlicher Guter), which sets standards for transportation safety and the avoidance of accidents due to the release of dangerous substances;

        - the Control of Major Accident Hazard Directive of the European Union (Storfall-Verordnung), which classifies the accident potential of installations and sets corresponding standards for safety management; and

        - the Federal Mining Act (Bundesberggesetz), which regulates the exploration and production of oil and gas.

     Although BASF believes that its production sites and operations are currently in material compliance with all applicable laws and regulations, these laws and regulations have required and in the future could require BASF to take action to remediate the effects on the environment of the prior disposal or release of chemicals or petroleum substances or waste. Such laws and regulations have applied and in the future could apply to various sites, including BASF's chemical plants, oil fields, waste disposal sites, chemical warehouses and natural gas storage site. In addition, such laws and regulations have required and in the future could require BASF to install additional controls for certain of its emission sources, undertake changes in its operations in future years and remediate soil or groundwater contamination at sites.

     BASF's operating costs for environmental protection totaled E802 million in 1999. These costs are recurring or one-time costs associated with sites or measures that are incurred in the avoidance, reduction or elimination of deleterious effects on the environment. They include the costs of centralized disposal sites, such as waste-water treatment plants, as well as decentralized sites, such as residue incinerators. They also comprise different levies such as effluent levies, water levies, costs for disposal services by third parties, costs of monitoring, analysis and surveillance carried out by mobile and stationary measuring as well as research and development costs for reducing the incidence of residues. The operating costs are net of all credits. BASF also spent approximately E129 million in 1999 on capital expenditures for pollution control units and equipment.

     BASF also incurs costs to remediate the impact of the current and prior disposal or release of chemicals or petroleum substances or waste, both at its own sites and at third-party sites to which BASF has sent waste for disposal. Worldwide, BASF had established reserves of E260 million for anticipated investigation and clean-up costs at such sites as of December 31, 1999, and E319 million as of December 31, 1998. In the United States, liability for remediation of contamination is imposed generally pursuant to the federal Comprehensive Environmental Response Compensation and Liability Act (Superfund) and analogous state laws. Although such U.S. laws generally allow the recovery of the total cost of cleanup from any single responsible party, cleanup costs typically are shared among several responsible parties at third-party sites where multiple parties sent waste to the site for disposal, and sometimes at owned or operated sites where a predecessor or other third-party disposed of waste on-site. BASF has been notified that it may be a potentially responsible party at such sites. The proceedings related to these sites are in various stages. The cleanup process has not been completed at most sites; the number, potential liability and financial viability of other parties is typically not fully resolved and the status of the insurance coverage for most of these proceedings is uncertain. Consequently, BASF cannot accurately determine the ultimate liability for investigation or cleanup costs at these sites. As events progress at each site for which BASF has been named a potentially responsible party or is otherwise involved in remediation of contamination, BASF accrues, as appropriate, a liability for site cleanup. Such liabilities include all costs that are probable and can be reasonably estimated. In establishing these liabilities, BASF considers its shipments of waste to a site and its percentage of total waste shipped to the site (in the case of third-party sites); the types of waste involved; the conclusions of any studies; the magnitude of any remedial actions which may be necessary; and the number and viability of other potentially responsible parties. Although the ultimate liability may differ from estimates, BASF routinely reviews the liabilities and revised estimates, as appropriate, based on the most current information available.

     BASF has established and continues to establish reserves for environmental remediation liabilities where it is probable that a remediation liability will be incurred and the amount of such liability can be reasonably estimated. The provisions made are considered to be materially in accordance with U.S. GAAP for known requirements. BASF adjusts accrual as new remediation commitments are made and as information becomes available which changes estimates previously made. For further information, see Note 22 to the Consolidated Financial Statements.

     BASF does not establish reserves for potential soil contamination at sites still under operation in Germany. German law does not currently require contamination at a site to be remedied until the site is closed and dismantled, unless the authorities otherwise direct. If operations at certain of BASF's present or former sites were terminated or if German law were changed to require such removal or cleanup before termination, the cost could be material to BASF. BASF cannot accurately determine the ultimate potential liability for investigation and cleanup at such sites.

     In connection with the onshore and offshore oil and gas activities conducted by BASF's subsidiary, Wintershall, BASF is subject to an increasing number of national laws, regulations and directives governing the protection of the environment. In connection with the exploration, drilling, production, storage, transportation and distribution of oil and gas, these regulations may, among other things:

        - require permits;

        - restrict the types, quantities and concentration of substances that may be released into the environment;

        - limit or prohibit such activities on land within environmentally protected areas; and

        - impose criminal or civil liability for pollution of soil, water and air as a result of such activities.

     Wintershall performs environmental impact studies where new oil and gas activities are planned and complies with environmental protection principles when onshore and offshore sites are abandoned. Environmental laws and regulations have an increasing impact on the oil and gas industries, and therefore on Wintershall. It is impossible to predict accurately the effect of future developments in such laws and regulations on Wintershall's future earnings and operations. Some risk of environmental costs and liabilities is inherent in Wintershall's oil and gas activities, as it is with other companies engaged in similar businesses. BASF can make no assurance that Wintershall will not incur material costs and liabilities relating to environmental matters.

     It is difficult to estimate the extent and cost of future environmental restoration and remediation programs because of uncertainties relating to applicable laws, regulations and information concerning individual locations and sites, changes in BASF's production processes, the development or discovery of facts or conditions at properties involved, and BASF's potential share of liability. In addition, in recent years the operations of all chemical companies have become subject to increasingly stringent legislation and regulation related to occupational safety and health, product registration and environmental protection. Such legislation and regulations are complex and constantly changing, and there can be no assurance that future changes in laws or regulations would not require BASF to install additional controls for certain of its emission sources, to undertake changes in its manufacturing processes or to remediate soil or groundwater contamination at sites where such cleanup is not currently required. Subject to the foregoing, but taking into account BASF's experience to date regarding environmental matters of a similar nature and facts currently known, BASF believes that capital expenditures and remedial actions necessary to comply with existing laws governing environmental protection will not have a material effect on BASF's consolidated financial condition or results of operations.

                            RESEARCH AND DEVELOPMENT

     BASF's research and development activities are aimed at developing new and improved products, finding new applications for existing products and developing cost-efficient and environmentally responsible manufacturing processes.

     BASF spent E1.33 billion on research and development activities in 1999 compared with El.31 billion in 1998 and El.30 billion in 1997. The company spends approximately 55% of its research budget on developing innovative products, and another 15% on improving existing products. Developing new and improved processes accounts for about 25% of spending, while the remaining 5% is spent on discovering new production methods and technologies. BASF spends 73% of its annual research budget in Germany, 17% in North America, 7% in other European countries and 3% in Asia.

     BASF employs about 10,000 people worldwide in various research and development activities. About 7,000 employees are involved in research and development work in Ludwigshafen, making the city one of the world's largest research centers in the chemical industry.

     The center in Ludwigshafen and a number of decentralized research sites worldwide form an efficient network that makes an important contribution to BASF's Verbund approach to integration. BASF's four main research divisions in Ludwigshafen support the company's global activities. BASF carries out product and market-related development worldwide in close cooperation with customers and joint-venture partners.

     Almost half of BASF's research spending is devoted to the area of health and nutrition, where BASF is expanding its activities. The Limburgerhof Agricultural Center in Germany and agricultural research stations around the world develop crop protection products, while BASF Pharma develops new pharmaceuticals products. BASF conducts its own biotechnology research and is also involved in various biotechnology research joint ventures.

     BASF conducts its research activities through more than 860 cooperation agreements with universities, research institutes and industrial partners in many countries worldwide and through various research joint ventures.

PATENTS

     BASF puts great emphasis on obtaining patents, trademarks, copyrights and designs to protect its investment in research and development. The company seeks the optimum protection for significant product and process developments. BASF's patents are protected in 14 countries on average and, at a minimum, in those countries that are most relevant to the product or process involved. This protection is crucial in the chemicals industry because profit margins often depend on implementing state-of-the-art technology protected by patents. BASF vigorously enforces its patents and trademarks.

     A number of major products and manufacturing processes no longer have patent protection. BASF believes that the expiration of patent protection for these established products and processes generally has not had a significant adverse impact on the company.

                           SUPPLIES AND RAW MATERIALS

     Through its Verbund strategy, BASF operates in an integrated manufacturing environment that processes basic raw materials to produce thousands of products for sale as finished goods at various points in these manufacturing processes.

     The major raw materials that feed BASF's Verbund production sites are hydrocarbon-based raw materials such as naphtha, LPG (liquefied petroleum gases), natural gas, benzene, propylene and derivatives of these products. Other important raw materials include ammonia, titanium dioxide and potash. BASF has a long-term natural gas supply contract with Gazprom of Russia through its WINGAS joint venture.

     BASF takes advantage of its purchasing power by centrally purchasing raw materials around the world for many of its operating divisions, both on the basis of long-term contracts and in spot markets. In addition, BASF will increase its purchasing efficiencies by taking advantage of the opportunities offered by e-commerce.

     BASF has a policy of maintaining, when possible, multiple sources of supply for materials and is not dependent on a limited number of suppliers for essential raw materials.

     BASF has not experienced any difficulty in obtaining sufficient supplies of raw materials in recent years and believes it will be able to obtain them at competitive market prices in the future. BASF, however, cannot give any assurance that its ability to obtain sufficient raw materials at any time will not be adversely affected by unforeseen developments. In addition, the prices of raw materials may vary, perhaps significantly, from year to year.

                                   E-COMMERCE

     E-commerce is rapidly changing the way that the chemical industry conducts business. BASF is taking advantage of the opportunities offered by electronic commerce to improve customer relationships, to enhance its supply chain productivity and to increase its purchasing efficiencies. BASF expects to conduct about 40 percent of its business online by the end of 2001, and this level is expected to rise to more than 50 percent by 2005. BASF wants to secure a European leadership position in e-commerce, and plans to invest about E75 million during the next two years to expand its activities.

     BASF's e-commerce strategy is focused on three major areas:

        - System-to-system solutions:

         System-to-system solutions refers to the direct link between the information technology (IT) systems of companies or business partners. This category will continue to account for the majority of electronic marketing activities in the coming years. An example of this is vendor-managed inventory, which is an electronic-based supplier concept that is individually tailored to the customer's needs. It allows BASF to monitor the customer's inventory level and a new order is automatically placed when the inventory level of the product drops below a pre-specified amount. This eliminates the need for time-consuming routine purchase orders and allows BASF to ensure that the customer always has an adequate supply of BASF products without any additional action having been taken by the customer.

        - Electronic marketplaces:

         In addition to participating in external marketplaces, BASF is building its own specific procurement marketplaces. Some examples of electronic marketplaces in which BASF has an interest include its venture with other chemical companies to launch a marketplace for transactions, logistics and supply chain management; its equity stake in ChemConnect of the United States and its joint venture with various German chemical companies and SAP AG of Germany.

        - Extranet:

         The third category involves BASF selling products and services online through its own Extranet or similar portals.

     Strategic partnerships will play an important role in BASF's e-commerce strategy. The following is a list of BASF principal partnerships in the area of e-commerce:

        - Project Newco

         BASF is one of 12 companies that announced in May 2000 that they agreed in principle to create a new, independent business-to-business e-commerce company that will offer integrated solutions and services for buying and selling basic, intermediate, specialty and fine chemicals. The focus of this venture is to remove costs from the supply chain, benefiting both buyers and sellers, by developing a marketplace for contract and negotiated transactions, logistics and supply chain management of chemicals worldwide. The new marketplace is expected to enable deep connectivity between the different Enterprise Resource Planning (ERP) systems of suppliers and buyers. The company, which is expected to be established in July 2000 and have operational business services in place by the end of 2000, will be an independent entity with its own management team and a board of directors. Its initial capitalization plan will be more than $150 million. The companies participating in the venture include ATOFINA, Bayer AG, BP Amoco, The Dow Chemical Company, E.I. du Pont de Nemours, Mitsui Chemicals Corporation, Mitsubishi Chemicals Corporation, Rhodia S.A., Rohm and Haas Company, Sumitomo Chemical Corporation and Van Waters & Rogers Inc.

        - mySAP.com:

         BASF has joined a group of chemical companies and SAP AG to form an independent joint venture that will use mySAP.com e-business and marketplace technology. The other companies in the venture are Degussa AG, Henkel KGaA and mg technologies. The new venture will take over responsibility for the continued development and ongoing expansion of the mySAP.com chemical and pharmaceutical marketplace announced in December 1999. It will initially focus on indirect procurement and is expected to be expanded to encompass technical services, direct procurement and additional value-added services such as transportation and financial services. This venture is expected to offer the partners significant purchasing savings by creating an innovative virtual marketplace with efficient processes and systems and by offering suppliers the chance to reach a wider base of potential customers. The new marketplace will provide significant benefits to its members, including increased transparency and aggregated buying power, reduced costs for product evaluation, increased efficiency and faster innovation.

        - ChemConnect:

         BASF has acquired an equity stake in ChemConnect, which claims to have the world's biggest Internet marketplace for chemical products through its World Chemical Exchange(R). The World Chemical Exchange(R) is the largest global chemical exchange, providing an open neutral market for chemical and plastics manufacturers, buyers and intermediaries to conduct real-time online transactions for a wide range of products.

        - Plastics marketplace:

         BASF together with Bayer AG of Germany, The Dow Chemical Company, E.I. du Pont de Nemours and Celanese AG signed a Letter of Intent in April 2000 to form an independent business-to-business online marketplace focused on delivering products and related services to plastics injection molders around the world. The potential size of this market is estimated to be approximately $50 billion annually. This electronic marketplace is intended to enable customers worldwide to purchase high quality thermoplastic resins, other plastic-related materials, molding equipment, tooling, maintenance supplies, packaging materials and other related services. This new company will initially serve customers in North America and Europe and will expand quickly to Asia and the rest of the world. The new marketplace will significantly simplify business transactions, allowing customers to choose from a wide range of products and services from participating resin manufacturers, additional suppliers and distributors on a common platform, with the goal of reducing transaction costs in the purchasing and selling process.

        - yet2.com:

         BASF is a member of the www.yet2.com consortium for marketing technologies via the Internet. This first global marketplace for technology intellectual property has been established by the U.S. company yet2.com Inc. of Cambridge, Massachusetts. Members of the consortium, as well as other companies, offer their technologies to yet2.com for marketing on the Internet. BASF expects technologies that it has developed but has not yet exploited commercially to be better used as a result of this new marketing method.

ITEM 2.   DESCRIPTION OF PROPERTY

     BASF owns and operates numerous production and manufacturing sites throughout the world. The principal offices of BASF Aktiengesellschaft are located in Ludwigshafen, Germany. In addition, BASF operates regional headquarters, sales offices, distribution centers and research and development sites worldwide.

     At the heart of BASF's integration strategy are its Verbund production sites. The following is a description of these sites including the number of production sites:

                                                                             PRODUCTION
                              LOCATION                            ACREAGE      SITES
                              --------                            --------   ----------
    Ludwigshafen, Germany.......................................     1,760      350
    Antwerp, Belgium............................................     1,470       50
    Tarragona, Spain............................................       240       15
    Geismar, Louisiana..........................................     2,290       10
    Freeport, Texas.............................................       510       18

     A Verbund site is currently under construction in Kuantan, Malaysia, with the joint venture partner Petronas. BASF also plans to build a Verbund site in Nanjing, China, with its joint venture partner, SINOPEC.

     BASF believes that its current sites are adequate to meet its requirements for present and foreseeable future operations.

     See "Item 1. Description of Business - Environmental Matters" for information on environmental issues related to BASF's properties. Additional information regarding BASF's property, plant and equipment is contained in Note 12 to the Consolidated Financial Statements included in Item 19.

     For information on BASF's oil and natural gas exploration and production activities, see "Item 1. Description of Business - Oil & Gas" and "Supplementary information concerning oil and gas producing activities (unaudited)" on pages F-56 to F-64.

     The following is a list of BASF's significant production sites, all of which BASF owns, except as indicated below:

    REGION/COUNTRY     PRODUCTION SITE LOCATION        DIVISION ACTIVITIES
    --------------     ------------------------        -------------------
Europe
------
  Germany            Ludwigshafen(1)               Petrochemicals & Inorganics
                                                   Fertilizers
                                                   Industrial Chemicals
                                                   Intermediates
                                                   Specialty Chemicals
                                                   Styrenic Polymers
                                                   Engineering Plastics
                                                   Fiber Products
                                                   Colorants
                                                   Dispersions
                                                   Fine Chemicals
                                                   Crop Protection
                     Besigheim                     Colorants
                     Cologne                       Colorants
                     Cologne-Knapsack              Polyolefins
                     Frankenthal                   Styrenic Polymers
                     Frankfurt                     Polyolefins
                     Lemforde                      Polyurethanes
                     Ludwigshafen                  Pharmaceuticals
                     Minden                        Pharmaceuticals
                     Munchsmunster                 Polyolefins
                     Munster-Hiltrup               Coatings
                     Schwarzheide                  Intermediates
                                                   Styrenic Polymers
                                                   Dispersions
                                                   Engineering Plastics
                                                   Polyurethanes
                                                   Coatings
                                                   Crop Protection
                     Stuttgart-Feuerbach           Colorants
                     Uetersen                      Pharmaceuticals
                     Wesseling                     Polyolefins
                                                   Styrenic Polymers
                     Willstatt                     Colorants
  Belgium            Antwerp(1)                    Petrochemicals and Inorganics
                                                   Fertilizers
                                                   Industrial Chemicals
                                                   Intermediates
                                                   Specialty Chemicals
                                                   Styrenic Polymers
                                                   Polyurethanes
                                                   Fiber Products
                                                   Dispersions

      REGION/COUNTRY            PRODUCTION SITE LOCATION            DIVISION ACTIVITIES
      --------------            ------------------------            -------------------
  Denmark                   Ballerup                          Fine Chemicals
                            Grenaa                            Fine Chemicals
  France                    Berre(4)                          Polyolefins
                            Clermont de l'Oise                Coatings
                                                              Colorants
                            Fos(4)                            Polyolefins
                            Lillebonne                        Polyolefins
                            Mitry-Mory                        Polyurethanes
                            Notre-Dame-de-Grevenchon(4)       Polyolefins
  Italy                     Bibbiano                          Styrenic Polymers
                            Burago                            Coatings
                            Cesano Maderno                    Coatings
                                                              Colorants
                                                              Dispersions
                            Cinisello Balsamo                 Colorants
                            Liscate                           Pharmaceuticals
                            Villanova d'Asti                  Polyurethanes
                            Zingonia                          Polyurethanes
  The Netherlands           Apeldoorn                         Dispersions
                            Moerdijk(2)                       Polyurethanes
                            Rozenburg                         Polyolefins
  Spain                     Guadalajara                       Coatings
                            Hospitalet                        Colorants
                            Madrid                            Pharmaceuticals
                            Rubi                              Polyurethanes
                            Tarragona(1)                      Crop Protection
                                                              Industrial Chemicals
                                                              Intermediates
                                                              Styrenic Polymers
                                                              Engineering Plastics
                                                              Polyolefins
                                                              Dispersions
  Switzerland               Liestal                           Pharmaceuticals
                            San Antonino                      Pharmaceuticals
  United Kingdom            Alfreton                          Polyurethanes
                            Ashbourne                         Fine Chemicals
                            Carrington                        Polyolefins
                            Cramlington                       Pharmaceuticals
                            Seal Sands                        Fiber Products
                            Slinfold                          Colorants
                            Wilton                            Polyolefins

      REGION/COUNTRY            PRODUCTION SITE LOCATION            DIVISION ACTIVITIES
      --------------            ------------------------            -------------------
North America
  Canada                    Arnprior, Ontario                 Fiber Products
                            Toronto, Ontario                  Polyurethanes
                            Windsor, Ontario                  Coatings
  Mexico                    Altamira                          Styrenic Polymers
                                                              Engineering Plastics
                                                              Colorants
                                                              Dispersions
                            Lerma                             Polyurethanes
                                                              Specialty Chemicals
                            Mexico City                       Pharmaceuticals
                            Tultitlan                         Coatings
  United States             Anderson, South Carolina          Fiber Products
                            Beaumont, Texas                   Crop Protection
                            Bishop, Texas                     Pharmaceuticals
                            Carrolton, Texas(4)               Polyurethanes
                            Clemson, South Carolina           Fiber Products
                                                              Polyurethanes
                            Freeport, Texas(1)                Industrial Chemicals
                                                              Intermediates
                                                              Engineering Plastics
                                                              Fiber Products
                                                              Dispersions
                            Geismar, Louisiana(1)             Petrochemicals & Inorganics
                                                              Industrial Chemicals
                                                              Intermediates
                                                              Polyurethanes
                                                              Speciality Chemicals
                                                              Fine Chemicals
                            Joliet, Illinois                  Styrenic Polymers
                            Monaca, Pennsylvania              Dispersions
                            Morganton, North Carolina         Coatings
                            Port Arthur, Texas(2)             Petrochemicals & Inorganics
                            Shreveport, Louisiana             Pharmaceuticals
                            South Brunswick, New Jersey       Styrenic Polymers
                            Whippany, New Jersey              Pharmaceuticals
                            Wyandotte, Michigan               Styrenic Polymers
                                                              Polyurethanes
                                                              Engineering Plastics
                                                              Fine Chemicals
                                                              Pharmaceuticals
  Puerto Rico               Jayuya                            Pharmaceuticals

      REGION/COUNTRY            PRODUCTION SITE LOCATION            DIVISION ACTIVITIES
      --------------            ------------------------            -------------------
South America
  Argentina                 Buenos Aires                      Polyurethanes
                            General Lagos Rosario             Styrenic Polymers
                                                              Colorants
                                                              Dispersions
                                                              Specialty Chemicals
                            Tortuguitas                       Coatings
  Brazil                    Camacari                          Industrial Chemicals
                                                              Intermediates
                            Guaratingueta                     Industrial Chemicals
                                                              Intermediates
                                                              Styrenic Polymers
                                                              Colorants
                                                              Dispersions
                                                              Crop Protection
                                                              Specialty Chemicals
                            Jacarepagua/Rio de Janeiro        Pharmaceuticals
                            Sao Bernardo do Campo             Coatings
                                                              Polyurethanes
                            Sao Jose dos Campos               Styrenic Polymers
  Chile                     Concon                            Industrial Chemicals
                                                              Styrenic Polymers
                                                              Dispersions
                            Santiago                          Styrenic Polymers
  Asia-Pacific
  China                     Caojing(3) (4)                    Polyurethanes
                            Nanjing (YBS)(4)                  Styrenic Polymers
                            Nanjing(1)(3)(4)                  Petrochemicals & Inorganics
                                                              Industrial Chemicals
                                                              Polyolefins
                                                              Dispersions
                                                              Specialty Chemicals
                                                              Intermediates
                            Shanghai(4)                       Colorants
                                                              Fiber Products
                                                              Coatings
                                                              Dispersions
                            Shenyang                          Fine Chemicals

      REGION/COUNTRY            PRODUCTION SITE LOCATION            DIVISION ACTIVITIES
      --------------            ------------------------            -------------------
  India                     Jejuri(4)                         Pharmaceuticals
                            Goa(4)                            Pharmaceuticals
                            Mangalore(4)                      Colorants
                                                              Dispersions
                            Mumbai (Bombay)(4)                Colorants
                            Thane(4)                          Styrenic Polymers
                                                              Colorants
                                                              Specialty Chemicals
                                                              Crop Protection
  Indonesia                 Ceng Kareng(2)(3)                 Dispersions
  Japan                     Katsuyama                         Pharmaceuticals
                            Shinshiro                         Polyurethanes
                            Totsuka(3)(4)                     Coatings
                            Yokkaichi(4)                      Intermediates
                                                              Dispersions
                                                              Fine Chemicals
  Korea                     Kunsan                            Fine Chemicals
                            Ulsan                             Intermediates
                                                              Styrenic Polymers
                                                              Engineering Plastics
                                                              Polyurethanes
                            Yeochun                           Polyurethanes
  Malaysia                  Kuantan(1)(2)(4)                  Industrial Chemicals
                                                              Intermediates
                                                              Dispersions
                                                              Petrochemicals & Inorganics
                            Pasir Gudang(4)                   Styrenic Polymers
                                                              Engineering Plastics
                            Shah Alam(4)                      Polyurethanes
  Pakistan                  Karachi                           Pharmaceuticals

---------------

(1) Verbund site.
(2) Under construction.
(3) Planned.
(4) Plant is owned; land is leased.

ITEM 3.   LEGAL PROCEEDINGS

     BASF is involved in a number of legal proceedings and claims incidental to the normal conduct of its businesses, relating to such matters as product liability, patent infringement, licensing, tax assessments, competition, past waste disposal practices and release of chemicals into the environment, including, among others, those discussed below.

ANTITRUST CLAIMS RELATING TO VITAMINS

     On May 20, 1999, BASF Aktiengesellschaft entered into an agreement with the United States Department of Justice, Antitrust Division, by which BASF Aktiengesellschaft agreed to plead guilty to certain offenses relating to the sale of vitamin products in the United States. Under the plea agreement, BASF Aktiengesellschaft agreed: (i) to enter a plea of guilty in the United States District Court for the Northern District of Texas to a one count information charging conspiracy to allocate the markets for and fix the prices of specified vitamin products in violation of the Sherman Antitrust Act, and (ii) to cooperate in the government's ongoing investigation. On September 17, 1999, the United States District Court for the Northern District of Texas accepted the guilty plea and the recommended fine of $225 million and sentenced BASF Aktiengesellschaft accordingly.

     On September 22, 1999, in accordance with a plea agreement, a Canadian Federal Court imposed a fine of C$19 million on BASF Aktiengesellschaft or a subsidiary for violations of Canadian antitrust laws. Government investigations against the respective local subsidiaries of BASF continue in the EU, Japan, Australia, Mexico and Brazil.

     BASF Aktiengesellschaft or a subsidiary and other vitamin producers have also been named as defendants in numerous civil lawsuits, including class action lawsuits and actions on behalf of individual plaintiffs, alleging violations of the Sherman Antitrust Act and state antitrust statutes. On June 22, 1998, the lawsuits filed in the federal courts were consolidated for pretrial purposes in the United States District Court for the District of Columbia, In re: Vitamin Antitrust Litigation, Misc. No. 99-197 (TFH). The federal actions principally allege violations of the Sherman Antitrust Act and seek damages of three times the losses caused to persons who purchased vitamins directly from the defendants. BASF has agreed to settle the class action lawsuits with plaintiffs that purchased products directly from vitamin manufacturers. Terms of the settlement agreement call for seven vitamin manufacturers to contribute $1.17 billion, including plaintiff's legal costs. BASF Aktiengesellschaft will contribute $287 million of the total amount. The United States District Court for the District of Columbia granted preliminary approval of the proposed settlement on November 23, 1999 and final approval (except with regard to attorney's fees) on March 28, 2000. Plaintiffs representing approximately 80% of relevant BASF sales have elected to opt out of the proposed settlement. Many of such opt-out plaintiffs have filed complaints in various federal courts alleging violations of the Sherman Act substantially similar to those alleged in the class actions. Under the class settlement agreement, BASF Aktiengesellschaft's payment to the class will be reduced proportionally to the volume of opt-out sales. Individual settlements at class action settlement conditions have been reached with customers representing approximately 15% of the relevant BASF sales.

     State court actions are proceeding separately in approximately 20 states. These actions principally allege violations of state law and seek damages based on losses suffered by persons who were indirect purchasers of vitamins from the defendants, including in some cases treble damages, injunctions, punitive damages, statutory penalties and restitution. In addition, beginning in June and July of 1999, civil lawsuits relating to antitrust issues were initiated in Canada and Australia. Because all of these actions are in the early procedural stages, BASF cannot predict their outcome.

     Although the final resolution of the civil actions and the continuing government investigations mentioned above could in the aggregate have a material effect on BASF's consolidated operating results for a particular reporting period, BASF believes that the matters should not have a material adverse effect on BASF's financial condition and cash flows.

SYNTHROID-RELATED CLAIMS

     On October 30, 1997, Knoll Pharmaceutical Company (Knoll), a subsidiary of BASF Corporation, announced that a United States district court in Chicago gave preliminary approval of a proposed settlement of a series of class action lawsuits involving its thyroid medication Synthroid(R). The lawsuits challenged Knoll's delaying publication of a study conducted by Dong et al. that compared Synthroid to certain branded and generic products. The study concluded that Synthroid and some competing products are bioequivalent. Although Knoll believes the study was flawed and the conclusion incorrect, Knoll agreed to the proposed settlement to avoid burdensome and expensive litigation which would have drained valuable resources necessary to continue building its leadership position in thyroid treatment.

     Under the terms of the proposed settlement, consumers who bought Synthroid between January 1, 1990 and October 30, 1997 would have been eligible to receive a pro rata share of a settlement fund consisting of $98 million in cash. If as many as five million claimants had participated, eligible claimants would have received payment in the amount of $19.60, less a proportionate share of court awarded attorneys' fees and related costs. If the number of eligible claimants had exceeded five million, Knoll would have contributed additional payments to the settlement fund until the fund reached a maximum of $135 million.

     For various reasons, including the unclear position of third-party payors, final approval of the proposed settlement was not granted. Knoll subsequently negotiated a new proposed settlement with consumers and third-party payors providing for a payment of $25.5 million in addition to the $98 million paid into escrow in late 1997 (plus the accrued interest thereon). The United States District Court of Chicago granted preliminary approval of the new proposed settlement on October 8, 1999. A fairness hearing on final approval was held on April 27, 2000, and a final decision is pending.

     Although the outcome of these proceedings and claims cannot be predicted with certainty, BASF Aktiengesellschaft believes that, except for liabilities resulting from the antitrust claims relating to vitamins, any resulting liabilities, net of amounts recoverable from insurance or otherwise, will not, in the aggregate, have a material adverse effect on BASF's consolidated results of operations, financial condition and cash flows.

ITEM 4.   CONTROL OF REGISTRANT

     The capital stock of BASF Aktiengesellschaft consists of ordinary shares with no par value (Stuckaktien) that are issued only in bearer form ("BASF Shares"). As of May 1, 2000, BASF Aktiengesellschaft had an aggregate of 620,991,200 BASF Shares outstanding. Because the holders of BASF Shares are not registered with BASF Aktiengesellschaft or any other organization, BASF Aktiengesellschaft generally cannot determine who its shareholders are or how many shares a particular shareholder owns.

     The German Securities Trading Act (Wertpapierhandelsgesetz) requires any investor who holds voting securities of a German corporation listed on a stock exchange within the European Union or European Economic Area to promptly notify the corporation and the German Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt fur den Wertpapierhandel) whenever its holdings reach, exceed or fall below 5%, 10%, 25%, 50% or 75% of the corporation's outstanding voting rights. In addition, any investor holding 5% or more of the voting rights of a listed German corporation was required to provide the corporation with an initial notification of the level of its holdings prior to the first Annual Meeting of the corporation held after April 1, 1995.

     If an investor fails to provide the notices described above, the investor will forfeit any rights that are attached to its securities during the period of such failure.

     Allianz Aktiengesellschaft and several of its subsidiaries have notified BASF that they directly or indirectly hold more than 10% of the BASF Shares. Allianz Aktiengesellschaft's annual report for the year ended December 31, 1999, which provides the most current information available regarding Allianz's holdings in BASF, indicates that, as of such date, Allianz Aktiengesellschaft and its subsidiaries held an aggregate of 11.3% of the BASF Shares.

ITEM 5.   NATURE OF TRADING MARKET

PRINCIPAL MARKET FOR BASF SHARES

     The principal trading market for BASF Shares is the Frankfurt Stock Exchange. BASF Shares are also traded on the other German stock exchanges, namely Berlin, Bremen, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart. BASF Shares are also traded on the London and Swiss stock exchanges as well as on the stock exchange in Paris.

     Options on BASF Shares are traded on Eurex, the German-Swiss derivatives market jointly owned and operated by Deutsche Borse AG and the Swiss Stock Exchange.

     BASF Shares are held in bearer form. BASF Aktiengesellschaft does not have access to the identity of its shareholders in the ordinary course; however, BASF Aktiengesellschaft periodically commissions surveys to determine the distribution of BASF Shares. BASF Aktiengesellschaft believes that, as of January 14, 2000, it had approximately 397,000 shareholders. BASF's 2000 survey indicated that approximately 8.5% of BASF Shares were held by shareholders in the United States.

TRADING ON THE FRANKFURT STOCK EXCHANGE

     The Frankfurt Stock Exchange, which is operated by Deutsche Borse AG, is the largest of the eight German stock exchanges. The aggregate annual turnover of the Frankfurt Stock Exchange in 1999 amounted to E4.01 billion (based on the exchange's practice of separately recording the sale and purchase components involved in any trade) for both equity and debt instruments. The Frankfurt Stock Exchange is, in terms of turnover, the third largest stock exchange in the world, after the New York Stock Exchange (NYSE) and the Nasdaq National Market.

     In 1999, trading on the Frankfurt Stock Exchange accounted for approximately 80% of the turnover in exchange-traded securities in Germany. As of December 31, 1999, the equity securities of 3,265 companies, of which 2,554 were non-German, were traded on the Frankfurt Stock Exchange.

     Trading on the floor of the Frankfurt Stock Exchange starts each business day at 9:00 a.m. and continues until 5:30 p.m., Central European Time. As of June 2, 2000, trading will be extended until 8:00 p.m. Markets in listed securities are generally of the auction type, but listed securities also change hands in interbank dealer markets off the Frankfurt Stock Exchange. Price formation is by open outcry, as determined by state appointed specialists (Amtliche Kursmakler), who are themselves exchange members but are not permitted to deal with the public. Prices for active stocks are quoted continuously during stock exchange hours. For all stocks whose prices are officially determined, an official daily quote for odd-lot trades (Kassakurs) is determined by auction around mid-session of each trading day. For some less actively traded shares, this official daily quotation is the only price determined.

     BASF Shares are also traded on Xetra(R) (Exchange Electronic Trading), an integrated computerized trading system operated by the Frankfurt Stock Exchange. Xetra(R) is available during the operating hours of the Frankfurt Stock Exchange to brokers and banks that are members of a German stock exchange. Xetra(R) is integrated into the Frankfurt Stock Exchange and is subject to its rules and regulations.

     Transactions on the Frankfurt Stock Exchange (including transactions within the Xetra(R) system) settle on the second business day following trading. Transactions off the Frankfurt Stock Exchange, which may occur when one of the parties to the transaction is foreign, are generally settled on the second business day following trading. The parties, however, may agree upon a different settlement period. German banks' standard terms and conditions for securities transactions require that all customer orders to buy or sell listed securities be executed on a stock exchange unless a customer gives specific instructions to the contrary.

     The Hessian Exchange Supervisory Authority and the Trading Monitors of the Frankfurt Stock Exchange both monitor trading on the Frankfurt Stock Exchange. The exchange may suspend a quotation if orderly stock exchange trading is temporarily endangered or if a suspension is necessary to protect the public interest. Trading activities are also monitored by the Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt fur den Wertpapierhandel).

     BASF Shares are included in the Deutsche Aktienindex (DAX), the leading index of trading on the Frankfurt Stock Exchange. The DAX is a continuously updated, capital-weighted performance index of 30 highly capitalized German companies. The shares included in the DAX are selected on the basis of share turnover and market capitalization.

     As of September 20, 1999, BASF Shares are also included in the Dow Jones EURO STOXX 50(SM) Index comprised of the 50 companies with the highest market capitalization in countries participating in the European Monetary Union (EMU).

     BASF Shares are also included in the Dow Jones STOXX(SM) Index comprised of some 594 companies located in Europe. This index is identical, in terms of countries and companies, to the Dow Jones Global Indexes - Europe. BASF Shares are also included in the Dow Jones EURO STOXX(SM) Index comprised of some 297 companies in 10 of the 11 countries that are members of the EMU. This index is a component of the 16-country Dow Jones STOXX(SM) Index. STOXX Limited is the operating company of the Dow Jones STOXX(SM) Indexes. BASF Shares are also part of the newly established S&P Global 100 Index, which is comprised of 100 large companies with global businesses from around the world. The S&P Global 100 Index is sponsored by Standard & Poor's and the New York Stock Exchange.

     According to statistics provided by the Frankfurt Stock Exchange, the average daily volume of BASF Shares traded on the exchange in 1999 was 6,962,406 shares.

     The table below shows for the periods indicated the high and low closing sales prices for BASF Shares on the Frankfurt Stock Exchange as reported by Deutsche Borse AG and also the high and low of the DAX. See "Item 8. Selected Financial Data" for information on exchange rates between the U.S. dollar, German mark and the euro during the periods in this table.

                                             PRICE PER BASF SHARE                      DAX
                                   ----------------------------------------    -------------------
                                    HIGH                   LOW                   HIGH       LOW
                                    ----                   ---                   ----       ---
1997
First Quarter....................  DM66.80   (E33.47)    DM56.15   (E28.13)    3,460.59   2,848.77
Second Quarter...................  DM69.10   (E34.62)    DM60.70   (E30.41)    3,805.29   3,215.24
Third Quarter....................  DM73.65   (E36.90)    DM60.45   (E30.91)    4,438.93   3,819.85
Fourth Quarter...................  DM67.40   (E34.46)    DM55.90   (E28.58)    4,347.24   3,567.22
1998
First Quarter....................  DM81.80   (E41.82)    DM59.75   (E30.55)    5,102.35   4,087.28
Second Quarter...................  DM86.85   (E44.41)    DM76.75   (E39.24)    5,915.13   5,018.67
Third Quarter....................  DM92.90   (E47.50)    DM61.00   (E31.19)    6,171.43   4,433.87
Fourth Quarter...................  DM70.90   (E36.25)    DM58.30   (E29.81)    5,121.48   3,896.08
1999
First Quarter....................  E34.35(1)             E30.19                5,443.62   4,678.72
Second Quarter...................  E42.60                E34.50                5,492.36   4,845.45
Third Quarter....................  E45.00                E39.70                5,655.30   4,999.24
Fourth Quarter...................  E52.20                E39.50                6,958.14   5,156.28
2000
First Quarter....................  E51.80                E42.15                8,064.97   6,474.92

---------------
(1) As of January 4, 1999, the first day the euro was traded, all stocks on the Frankfurt Stock Exchange were quoted in euros. The fixed conversion rate of the German mark to the euro is DM1.95583 = E1.00.

    AMERICAN DEPOSITARY RECEIPTS

     BASF Aktiengesellschaft entered into a deposit agreement with The Bank of New York, as depositary, for the issuance of American Depositary Receipts evidencing American Depositary Shares (ADSs). Each ADS represents one BASF Share or evidence of the right to receive one BASF Share. For further information, see "Item 14. Description of Securities To Be Registered."

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     As of January 1, 1999, Germany and 10 other member states of the European Union (Austria, Belgium, Finland, France, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) introduced the euro as their single currency.

     The former national currencies of these countries are being used as denominations of the euro for an interim period ending by December 31, 2001. During this interim period, the former national currencies are converted into euros at fixed conversion rates that were established prior to the introduction of the euro. The euro and, as a denomination thereof, the German mark are fully convertible currencies.

     There are, except in limited embargo circumstances pursuant to resolutions adopted by the United Nations or the European Union, no legal restrictions in Germany on international capital movements and foreign exchange transactions.

     For statistical purposes only, every individual or corporation residing in Germany (a "Resident") must report to the German Central Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to or on account of an individual or corporation residing outside Germany (a "Nonresident") if such payment exceeds DM5,000 (approximately E2,556) or the equivalent in a foreign currency. In addition, Residents must report any claims against or any liabilities payable to Nonresidents if such claims or liabilities in the aggregate exceed DM3,000,000 (approximately E1,533,875) or the equivalent in a foreign currency during any one month. Residents must also report any direct investment outside Germany if such investment exceeds DM100,000 (approximately E51,129), or the equivalent in a foreign currency.

     Neither German Law nor the Articles of Association (Satzung) of BASF Aktiengesellschaft impose any limitations on the rights of Nonresident or foreign owners to hold or vote BASF Shares, including those represented by American Depository Receipts (ADRs).

ITEM 7.   TAXATION

     The following is a summary of material United States federal income and German tax considerations relating to the ownership of American Depositary Shares ("ADSs"), as more specifically described in Item 14, or BASF Shares, by an Eligible U.S. Holder (as defined below).

     The discussion is based on tax laws of the United States and Germany as in effect on the date of this Registration Statement, including the Convention between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income and Capital and to Certain Other Taxes (the "Income Tax Treaty"), and the Convention Between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation with respect to Taxes on Estates, Inheritances, and Gifts (the "Estate Tax Treaty"). All such laws are subject to change, possibly with retroactive effect, and to different interpretations. The discussion also is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

     The discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of ADSs or BASF Shares. In particular, it does not address any aspect of United States federal tax law other than income taxation, or any aspect of German tax law other than income, gift, inheritance and wealth taxation, and it does not cover the tax laws of any state or municipality, or any jurisdiction outside the United States and Germany. Moreover, the discussion does not consider any specific facts or circumstances that may apply to a particular Eligible U.S. Holder, and does not take into account any special tax rules to which certain holders (including, without limitation, tax-exempt organizations, persons subject to the alternative minimum tax, securities broker-dealers, financial institutions, persons holding ADSs or BASF Shares in a hedging transaction or as part of a straddle or conversion transaction, persons having a functional currency other than the U.S. dollar, persons that own, or that are treated as owning, 10% or more of the voting power of our stock and persons that received ADSs or BASF Shares pursuant to the exercise of employee stock options or otherwise as compensation) may be subject.

     OWNERS OF ADSS OR BASF SHARES ARE URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL, GERMAN AND OTHER TAX CONSEQUENCES OF OWNING AND DISPOSING OF ADSS OR BASF SHARES. IN PARTICULAR, OWNERS OF ADSS OR BASF SHARES ARE URGED TO CONSULT THEIR TAX ADVISERS TO CONFIRM THEIR STATUS AS ELIGIBLE U.S. HOLDERS AND THE CONSEQUENCE TO THEM IF THEY DO NOT SO QUALIFY.

     For purposes of the discussion that follows, an "Eligible U.S. Holder" is any beneficial owner of ADSs or BASF Shares who or which (i) is a resident of the United States for the purposes of the Income Tax Treaty, such as a U.S. citizen or U.S. corporation, (ii) is not also a resident of the Federal Republic of Germany for the purposes of the Income Tax Treaty, (iii) owns the ADSs or BASF Shares as capital assets, (iv) does not hold ADSs or BASF Shares as part of the business property of a permanent establishment located in Germany or as part of a fixed base of an individual located in Germany and used for the performance of independent personal services, (v) is entitled to benefits under the Income Tax Treaty with respect to income and gain derived in connection with the ADSs or BASF Shares, and (vi) if not an individual, is not subject to the limitation on benefits restrictions in the Income Tax Treaty.

     In general, for United States federal income tax purposes, holders of ADRs (as defined below) evidencing ADSs will be treated as the owners of the BASF Shares represented by those ADSs.

TAXATION OF DIVIDENDS

     Under United States federal income tax law, Eligible U.S. Holders generally will be required to include in their gross income, as ordinary dividend income, the gross amount of any distribution paid by us out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). An Eligible U.S. Holder's dividend income for United States federal income tax purposes will not be reduced by the amount of German withholding taxes imposed on a distribution made by us in respect of the ADSs or BASF Shares. Eligible U.S. Holders that are corporations will not be entitled to the dividends-received deduction with respect to such distributions.

     Under German tax law, German corporations are required to withhold tax on dividends in an amount equal to 25% of the gross amount paid to resident and nonresident stockholders plus the solidarity surcharge of 5.5% thereon (equal to 1.375% of the gross amount.) In the case of an Eligible U.S. Holder, the German withholding tax is partially refunded under the Income Tax Treaty to reduce the withholding tax to 15% of the gross amount of the dividend. In addition, so long as the German imputation system provides German resident individual stockholders with a tax credit for corporate taxes with respect to dividends paid by German corporations, the Income Tax Treaty provides that Eligible U.S. Holders are entitled to a further refund equal to 5% of the gross amount of the dividend. For United States federal income tax purposes, the benefit resulting from this refund is treated as a dividend received by the Eligible U.S. Holder with respect to German corporate taxes.

     Subject to applicable limitations and conditions under United States federal income tax law, German income taxes withheld from dividends received in respect of ADSs or BASF Shares may be claimed by Eligible U.S. Holders either as credits against their U.S. federal income tax liability, or as deductions in computing their taxable income. For United States foreign tax credit purposes, dividends received in respect of the ADSs or BASF Shares generally will be treated as passive (or, in some circumstances, financial services) income derived from sources outside the United States. The rules relating to foreign tax credits are complex, and Eligible U.S. holders should consult with their own tax advisors regarding the availability of foreign tax credits and the application of the foreign tax credit limitations to their particular situations.

     To illustrate the foregoing, for each $100 gross amount of dividend paid by BASF to an Eligible U.S. Holder, the dividend after partial refund of the 25% withholding tax (plus the solidarity surcharge of 5.5% thereon) under the Income Tax Treaty would be subject to a German withholding tax of $15. If the Eligible U.S. Holder also applied for the additional 5% refund, German withholding tax effectively would be reduced to $10, and the cash received per $100 gross amount of dividend would be $90. For United States federal income tax purposes, the U.S. Holder would be treated as receiving total dividend income of $105.88 (to the extent paid out of our current and accumulated earnings and profits, as determined under United States federal income tax principles), consisting of the $100 gross amount of dividend and the deemed refund of German corporate tax of $5.88. The notional $105.88 dividend would be deemed to have been subject to German withholding tax of $15.88. Thus, for each $100 gross amount of dividend, the Eligible U.S. Holder would include $105.88 in gross income, and would be entitled to claim a foreign tax credit (or, alternatively, a deduction) of $15.88, subject to the generally applicable limitations and conditions under United States federal income tax law.

     For United States federal income tax purposes, dividends paid by us in German marks or euros will be included in the gross income of an Eligible U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends (including the deemed refund of German corporate tax) are received by such Eligible U.S. Holder or, in the case of ADSs, by the Depositary. If a dividend paid in German marks or euros is converted into U.S. dollars on the date received, Eligible U.S. Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend.

GENERAL REFUND PROCEDURES REGARDING GERMAN WITHHOLDING TAX

     Pursuant to administrative procedures, claims for refunds under the Income Tax Treaty generally must be submitted to the German Federal Tax Authority (Bundesamt fur Finanzen) either individually by an Eligible U.S. Holder, or collectively (introduced on a trial basis) by the Depositary (or a custodian as its designated agent) on behalf of all Eligible U.S. Holders owning ADSs. Claims must be filed within four years of the end of the calendar year in which the dividend was received.

     The collective refund procedure may not be available for Eligible U.S. Holders entitled to refunds in excess of DM300 for the calendar year. In such event, those holders must file separate claims or may qualify for the simplified refund procedure described below. Details of the collective refund procedure will be available from the Depositary.

     Individual claims for refund have to be made on a special German claim form that must be filed with the German Federal Tax Authority at Bundesamt fur Finanzen, FriedhofstraSSe 1, 53221 Bonn, Germany. The German claim-for-refund-form may be obtained from the German Federal Tax Authority at the same address where applications are filed, or from the Embassy of the Federal Republic of Germany at 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. Forms can also be obtained from the Office of the Assistant Commissioner (International), Internal Revenue Service, 950 L'Enfant Plaza South, S.W., Washington, D.C. 20024, Attention: Taxpayer Service Division.

     As part of the individual refund claim, an Eligible U.S. Holder must submit to the German Federal Tax Authority the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS Form 6166 of such Eligible U.S. Holder's last filed United States federal income tax return. IRS Form 6166 may be obtained by sending a request to the Internal Revenue Service Center, Foreign Certificate Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made in writing and must include the Eligible U.S. Holder's name and social security or employer identification number, the form number for the relevant United States federal income tax return and the tax period for which the certification is requested.

     The Internal Revenue Service will send the certification directly to the German Federal Tax Authority if requested by the Eligible U.S. Holder. If no such request is made, the Internal Revenue Service will send a certificate on IRS Form 6166 to the Eligible U.S. Holder, which then must submit the certification with its claim for refund. The Internal Revenue Service certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.

SIMPLIFIED REFUND PROCEDURE REGARDING GERMAN WITHHOLDING TAX IN RESPECT OF ADSS OR BASF SHARES DEPOSITED WITH THE DEPOSITORY TRUST COMPANY IN NEW YORK

     As of May 7, 1999, Eligible U.S. Holders may make applications for refunds payable under the Income Tax Treaty by using a simplified refund procedure instead of the general refund procedures described above. Eligible U.S. Holders may use the simplified refund procedure only with respect to taxes withheld on dividends in respect of ADSs or BASF Shares deposited with The Depository Trust Company in New York. Under the simplified refund procedure, refund applications will be filed in a special (simplified) collective procedure with the aid of the "Elective Dividend Service" (the "EDS") installed at The Depository Trust Company.

     In the EDS system, the participants maintaining accounts at The Depository Trust Company report the positions held by them at the relevant cutoff date that qualify for share dividends subject to withholding tax at the appropriate rates under the Income Tax Treaty. The reports of the individual participants will be compiled by The Depository Trust Company into a collective application and submitted to the German Federal Tax Authority (Bundesamt fur Finanzen) for conditional refund. After initially checking only arithmetical correctness, the German Federal Tax Authority (Bundesamt fur Finanzen) will make a refund as required to The Depository Trust Company. The refund will be made at the earliest on the due date of the withholding tax pursuant to German tax law.

     The Depository Trust Company will distribute the refund amounts in accordance with EDS data to the participants to be passed on to the beneficial owners.

TAXATION OF CAPITAL GAINS

     Upon a sale or other taxable disposition of ADSs or BASF Shares, an Eligible U.S. Holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized from the sale or other disposition, and the Eligible U.S. Holder's tax basis in the ADSs or BASF Shares. Such gain or loss generally will be treated as capital gain or loss derived from

United States sources, and will be long-term capital gain or loss if the Eligible U.S. Holder's holding period for the ADSs or BASF Shares exceeds one year. In the case of certain Eligible U.S. Holders (including individuals), long-term capital gains are taxable at preferential United States federal income tax rates. The deduction of capital losses is subject to certain limitations under United States federal income tax law.

     Deposits and withdrawals of BASF Shares in exchange for ADSs generally will not be considered a taxable event for United States federal income tax purposes.

     Under the Income Tax Treaty, an Eligible U.S. Holder will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of ADSs or BASF Shares.

GIFT AND INHERITANCE TAXES - GERMAN TAXATION

     An Eligible U.S. Holder who is an individual and whose domicile is determined to be in the United States for purposes of the Estate Tax Treaty will not be subject to German inheritance and gift tax (the equivalent of the United States federal estate and gift tax) upon the individual's death or upon the making of a gift unless the ADSs or BASF Shares (i) are part of the business property of a permanent establishment located in Germany or (ii) are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. An individual's domicile in the United States, however, does not prevent imposition of German inheritance and gift tax with respect to an heir, donee, or other beneficiary who is domiciled in Germany at the time the individual died or the gift was made.

     The Estate Tax Treaty also provides a credit against United States federal estate and gift tax liability for the amount of inheritance and gift tax paid to Germany, subject to certain limitations, in a case where the ADSs or BASF Shares are subject to German inheritance or gift tax and United States federal estate or gift tax.

OTHER GERMAN TAXES

     There are no German transfer, stamp or other similar taxes that would apply to Eligible U.S. Holders that purchase or sell ADSs or BASF Shares. The wealth tax is no longer levied in respect of any taxation periods that start on or after January 1, 1997. For collection periods from 1998 on, the trade capital tax has been abrogated.

PLANNED REFORM OF CORPORATE TAXATION IN GERMANY

     In February 2000, the Government of the Federal Republic of Germany released a draft bill for the reform of corporate tax and the reduction of tax rates. According to the present stage of the legislative procedure, the planned amendments are expected to be effective as of January 1, 2001 at the earliest. Save for possible significant changes within the course of the legislative procedure, the proposed tax reform would abolish the imputation system (corporation tax credit system). As a result, at the shareholder's level, a credit of the corporation tax paid by the corporation, and the 5% refund of corporate taxes to Eligible U.S. Holders under the Income Tax Treaty, would no longer take place. In addition, the tax rates of the withholding tax on income from capital investment would be reduced by 5 p.c. points.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Dividends on ADSs or BASF Shares, and payments of the proceeds of a sale of ADSs or BASF Shares, paid within the United States or through certain U.S.-related intermediaries are subject to Internal Revenue Service information reporting, and may be subject to backup withholding at a 31% rate unless the holder (i) is a corporation or other exempt recipient or (ii) provides a correct taxpayer identification number, certifies that no loss of exemption from backup withholding has occurred and otherwise complies with the backup withholding requirements.

ITEM 8.   SELECTED FINANCIAL DATA

     The following selected financial data for each of the years in the five-year period ended December 31, 1999, are excerpted from the Consolidated Financial Statements of BASF, which have been audited by Deloitte & Touche GmbH, independent accountants during this period. This data is set forth in accordance with generally accepted accounting principles in Germany (German GAAP) and, where indicated, U.S. GAAP for all periods presented.

     As of January 1, 1998, BASF adjusted its accounting and valuation methods to U.S. GAAP to the extent permissible under the German Commercial Code, which represents German GAAP. See Notes 2 and 3 to the Consolidated Financial Statements for further information. As a result, the selected financial data presented below in accordance with German GAAP for 1995, 1996 and 1997 are not directly comparable to the German GAAP data for 1998 and 1999. The selected financial data presented below in accordance with U.S. GAAP for the years 1998 and 1999 have been derived from the Consolidated Financial Statements included in Item 19. The reconciliation of the remaining deviations to U.S. GAAP is described in Note 3 to the Consolidated Financial Statements.

     As of January 1, 1999, the Consolidated Financial Statements have been prepared in euros. All amounts in the tables below have been converted into euros at the official fixed conversion rate as of January 1, 1999 of DM1.95583 = E1.00. The restated data depict the same trends and relationships among BASF accounts as those previously reported prior to the introduction of the euro.

     The translation of euros into dollars for 1999 has been made solely for the convenience of the reader at the noon buying rate of the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 1999, which was
E0.9930 = $1.00. No representation is made that such euro amounts could have been or could be converted into dollars at that or any other exchange rate on such date or any other dates.

                                              1995       1996       1997       1998       1999       1999
                                            --------   --------   --------   --------   --------   --------
                                              (IN MILLIONS, EXCEPT PER SHARE DATA AND CERTAIN OTHER DATA)
INCOME STATEMENT DATA
GERMAN GAAP
  Sales, net of petroleum and natural gas
    taxes.................................  E23,637    E24,939    E28,520    E27,643    E29,473    $29,681
  Gross profit on sales...................    8,417      9,047     10,359     10,368     11,081     11,160
  Income from operations..................    2,057      2,195      2,731(1)   2,624(2)   2,009(3)   2,023(4)
  Income before taxes and minority
    interests.............................    2,111      2,257      2,726      2,771      2,606      2,624
  Income before minority interests........    1,239      1,452      1,639      1,664      1,245      1,254
  Net income..............................    1,263      1,427      1,654      1,699      1,237      1,246
  Basic earnings per share................     2.07       2.32       2.67       2.73       2.00       2.01
BALANCE SHEET DATA
GERMAN GAAP
  Fixed assets............................   10,095     11,607     12,705     14,546     16,070     16,183
  Current assets including deferred taxes
    and prepaid expenses..................   11,397     10,746     11,831     12,156     13,939     14,038
  Total assets............................   21,492     22,353     24,536     26,702     30,009     30,221
  Stockholders' equity....................    9,166     10,476     12,031     13,250     14,145     14,245
  Provisions/Liabilities..................   12,326     11,877     12,505     13,452     15,674     15,784
    Thereof long-term.....................    6,614      6,223      6,094      6,898      7,529      7,582
  Total stockholders' equity and
    liabilities...........................   21,492     22,353     24,536     26,702     30,009     30,221
CAPITAL EXPENDITURES AND DEPRECIATION
  Additions to fixed assets...............    2,742      3,510      2,964      4,131      3,800      3,827
  Depreciation of fixed assets............    1,885      1,874      2,048      2,280      2,681      2,700
U.S. GAAP RECONCILIATION
  Net income..............................      N/A        N/A        N/A      1,771      1,325      1,334
  Basic earnings per share................      N/A        N/A        N/A       2.84       2.14       2.16
  Diluted earnings per share..............      N/A        N/A        N/A       2.79       2.12       2.13
  Stockholders' equity....................      N/A        N/A        N/A     13,905     14,753     14,857
KEY RATIOS
  Return on sales before income taxes and
    interest expenses (%)(5)..............      9.9       10.0       10.4       11.0        8.8
  Return on assets before income taxes and
    interest expenses (%)(6)..............     11.2       11.4       12.6(7)    11.9(8)    10.2(9)
  Return on equity after taxes (%)(10)....     14.3       14.8       14.6       13.2        9.1

---------------
 (1) Including special charges of E243.

 (2) Including special income of E71.

 (3) Including special charges of E941.

 (4) Including special charges of $948.

 (5) Return on sales before income taxes and interest expenses (%) is calculated by dividing the total of profit (loss) before taxes and interest expense by net sales.

 (6) Return on assets before income taxes and interest expenses (%) is calculated by dividing the profit (loss) before taxes and interest expense by the average amount of assets of the current period and previous year.

 (7) Comparable excluding special items - 1997: 13.8%

 (8) Comparable excluding special items - 1998: 11.1%

 (9) Comparable excluding special items - 1999: 10.9%

(10) Return on equity after taxes (%) is calculated by dividing profit (loss) after taxes by the average amount of stockholders' capital of the current period and the previous year.

                       REPORTABLE OPERATING SEGMENT DATA

                                                1995      1996      1997      1998      1999
                                               -------   -------   -------   -------   -------
                                                             (EUROS IN MILLIONS)
CHEMICALS
Sales........................................  E 3,710   E 3,733   E 4,471   E 4,255   E 4,393
Income from operations.......................    1,050       886     1,089       922       698
Assets.......................................    2,355     2,329     3,142     3,354     4,050
PLASTICS & FIBERS
Sales........................................    6,369     6,176     7,395     7,573     8,533
Income from operations(1)....................      766       498       368       539       640
Assets.......................................    3,061     3,162     4,397     4,957     6,811
COLORANTS & FINISHING PRODUCTS
Sales........................................    5,505     5,770     6,540     6,189     6,395
Income from operations(2)....................      149       289       480       642       608
Assets.......................................    3,344     3,489     4,052     3,981     4,343
PHARMACEUTICALS
Sales........................................    1,267     1,552     1,792     2,092     2,483
Income from operations(3)....................     (144)       70       (35)       66        11
Assets.......................................    1,335     1,486     1,701     1,949     2,145
FINE CHEMICALS
Sales........................................      926       983     1,154     1,256     1,374
Income from operations(4)....................      155       135       182       114      (794)
Assets.......................................      439       496       700     1,203     1,080
CROP PROTECTION
Sales........................................    1,012     1,152     1,641     1,750     1,745
Income from operations.......................       86       135       201       203       195
Assets.......................................      779       804     1,605     1,730     1,949
OIL & GAS
Sales........................................    2,151     2,663     3,198     2,685     3,051
Income from operations(5)....................      103       380       473       276       741
Assets.......................................    2,114     2,155     2,503     2,622     3,003
OTHERS
Sales........................................    2,697     2,910     2,329     1,843     1,499
Income from operations.......................     (108)     (198)      (27)     (138)      (90)
Assets.......................................    8,065     8,432     6,436     6,906     6,628
BASF GROUP
Sales........................................   22,637    24,939    28,520    27,643    29,473
Income from operations(6)....................    2,057     2,195     2,731     2,624     2,009
Assets.......................................   21,492    22,353    24,536    26,702    30,009

---------------
(1) Includes special items in 1997: E(82); in 1998: E19; and in 1999: E2.

(2) Includes special items in 1997: E(48); in 1998: E19; and in 1999: E(74).

(3) Includes special items in 1997: E(22); in 1998: E(4); and in 1999: E(164).

(4) Includes special items in 1997: E(37); in 1998: E2; and in 1999: E(829).

(5) Includes special items in 1999: E138.

(6) Includes special items in 1997: E(243); in 1998: E71; and in 1999: E(941).

DIVIDENDS

     The Board of Executive Directors and the Supervisory Board of BASF Aktiengesellschaft propose dividends based on BASF Aktiengesellschaft's year-end unconsolidated financial statements. The proposal is then voted on at BASF's Annual Meeting. The Annual Meeting is usually convened during the second quarter of each year.

     Since all BASF Shares are in bearer form, dividends are either remitted to the custodian bank on behalf of the stockholder, generally within two days following the Annual Meeting, or, in the case of stockholders personally possessing certificates, available immediately following the Annual Meeting upon submission of the dividend coupon therefor at the offices of BASF Aktiengesellschaft in Ludwigshafen, Germany, or the offices of BASF Aktiengesellschaft's appointed paying agents. See "Item 14. Description of Securities to be Registered" for further information. Record holders of BASF's American Depositary Receipts (ADRs) on the dividend record date will be entitled to receive payment in full of the declared dividend in respect of the year for which it is declared. Cash dividends payable to ADR holders will be paid to The Bank of New York, as depositary, in German marks or euros and, subject to certain exceptions, will be converted by the depositary into U.S. dollars. The amount of dividends received by holders of ADRs may be affected by fluctuations in exchange rates. See "Exchange Rate Information" for further information.

     The following table lists the annual dividends paid per BASF Share in German marks and the U.S. dollar equivalent in each of the years indicated. The table does not reflect the related tax credits available to eligible taxpayers. See "Item 7. Taxation - Taxation of Dividends" for further information.

                                                              DIVIDEND PAID FOR EACH
                                                                    BASF SHARE
                      YEAR ENDED                              ----------------------
                     DECEMBER 31,                              DM       E        $
                     ------------                             ----     ----     ----
1995..................................................        1.40     0.71     0.92
1996..................................................        1.70     0.87     1.00
1997..................................................        2.00     1.02     1.13
1998..................................................        2.20     1.12     1.19
1999..................................................                 1.13     1.03

     The German mark dividend amounts are translated solely for the convenience of the reader into U.S. dollars (rounded to the nearest cent) at the Noon Buying Rate on the dividend payment date. For the dividend paid in 2000 for the year ended December 31, 1999, the euro amount is translated into U.S. dollars (rounded to the nearest cent) on the basis of the Noon Buying Rate for the conversion from U.S. dollars into euros at the Noon Buying Rate on the dividend payment date.

EXCHANGE RATE INFORMATION

     On January 1, 1999, the new single European currency, the euro, was established alongside the national currencies of the 11 participating countries. The euro is a fully convertible currency. There are, except in limited embargo circumstances, no legal restrictions in Germany on international capital movements and foreign exchange transactions.

     Since January 4, 1999, BASF Shares have been quoted in euros on the Frankfurt Stock Exchange. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect, among other things, the U.S. dollar amount received by holders of BASF's ADRs upon conversion by the Depositary of any cash dividends paid in euros on BASF Shares. It will also affect the U.S. dollar equivalent of the euro price of BASF Shares on the Frankfurt Stock Exchange, which will affect the market price of the ADRs on the New York Stock Exchange.

     The table below sets forth, for the periods and dates indicated, the high, low, period-average and period-end Noon Buying Rates for the German mark or euros expressed in German marks or euro per U.S. dollar. No representation is made that the German mark, euro or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars, euros or German marks, as the case may be, at any particular rate.

        YEAR                      HIGH                    LOW              PERIOD AVERAGE(1)           PERIOD END
        ----                      ----                    ---              -----------------           ----------
1994                       DM1.7627 (E0.9012)      DM1.4920 (E0.7628)      DM1.6119 (E0.8241)      DM1.5495 (E0.7922)
1995                       DM1.5612 (E0.7982)      DM1.3565 (E0.6935)      DM1.4261 (E0.7291)      DM1.4345 (E0.7334)
1996                       DM1.5655 (E0.8004)      DM1.4354 (E0.7339)      DM1.5070 (E0.7705)      DM1.5387 (E0.7867)
1997                       DM1.8810 (E0.9617)      DM1.5413 (E0.7880)      DM1.7394 (E0.8893)      DM1.7991 (E0.9198)
1998                       DM1.8542 (E0.9480)      DM1.6060 (E0.8211)      DM1.7587 (E0.8992)      DM1.6670 (E0.8523)
1999                            E0.8466                 E0.9984                 E0.9445                 E0.9930

---------------
(1) The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

     As of January 4, 1999, the commencement date of euro trading, the Noon Buying Rate for the U.S. dollar was quoted at $1.1812 = E1.00.

     Because a substantial portion of the BASF Group's revenues and expenses are denominated in currencies other than the euro, results of operations and cash flows may be materially affected by movements in the exchange rate between the euro and the respective currencies to which the Group is exposed. For a discussion of the effect exchange rate fluctuations have on the BASF Group's business and operations, the effect of the adoption of the euro on the Group's operations and also the hedging techniques used to manage the Group's exposure to such fluctuations, see "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations - Exchange Rate Exposure and Risk Management."

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                    OVERVIEW

     BASF is a return-focused global company generating long-term growth and profitability from its chemical businesses, positioning itself for continuing growth in health and nutrition and strengthening its presence in European and other oil and gas markets. The company offers a wide range of products, including high-value chemicals, plastics, colorants, automotive coatings, crop protection products, pharmaceuticals, fine chemicals, petrochemicals, crude oil and natural gas.

     BASF's strategy is to be globally competitive. BASF has expanded its worldwide presence in response to the needs of its customers and presently maintains business ties with customers in more than 170 countries and operates sites in 39 countries. This globalization also exposes BASF to different economic cycles in various regions and has had a stabilizing effect on BASF's profitability.

     BASF conducts its worldwide operations through five business segments which encompass 15 operating divisions. These operating divisions have been aggregated into seven reportable operating segments based on the nature of the products and production processes, on the type of customers, on the channels of distribution and on the nature of regulatory environment.

     The reportable operating segments are:

        - Chemicals

        - Plastics & Fibers

        - Colorants & Finishing Products

        - Pharmaceuticals

        - Fine Chemicals

        - Crop Protection

        - Oil & Gas

CHEMICALS

     In the Chemicals segment, profitability is determined by the margins between prices for raw materials, particularly steamcracker feedstocks, and prices for end-products, which are set on the world commodity markets, as well as by the cost of production, which is influenced by the level of capacity utilization. The Chemicals segment's long-term profitability also depends on its ability to compete globally.

     Because cost efficiency and a global presence are critical to the profitability of this segment, BASF's capital expenditures are focused on constantly improving processes and achieving technological and cost leadership as well as expanding the worldwide presence of its chemicals business. BASF has achieved industry leadership in many sectors of the chemical industry, operating world-scale plants with modern technology that incorporate BASF's Verbund approach to integration. This enhances the benefits achieved through economies of scale. The Verbund is based on the creation of company-wide value-adding chains, beginning with a favorable cost position for the most basic starting materials and capitalizing on this cost advantage as basic materials are processed to form more complex compounds. High captive use ensures high capacity utilization rates of production plants, making the Chemicals segment less dependent on fluctuations in external demand. This also means that new capacities being brought on stream by BASF have a less disruptive effect on the market. The Verbund approach gives BASF cost leadership with respect to many products. BASF is currently expanding existing Verbund sites and building new ones in emerging markets.

     The Chemicals segment sells approximately 30% of its products, mostly from the Petrochemicals & Inorganics division, to other segments. The transfer prices for these sales are based on market prices, but offer the internal buyer advantages through savings in logistics, including transportation and purchasing, and in energy and infrastructure costs. Many of the raw materials that this segment consumes are produced within BASF. For other raw materials that are not produced by BASF or where BASF's demand exceeds its own production, BASF takes advantage of its size through centralized purchasing of raw materials around the world for many of its operating divisions, both on the basis of long-term contracts and in spot markets. In addition, BASF is taking advantage of the opportunities offered by e-commerce to increase its purchasing efficiencies for the Chemicals segment.

     The Chemicals segment is sensitive to economic cycles because many of the segment's products are used as starting materials for end-products in cyclical industries.

PLASTICS & FIBERS

     The Plastics & Fibers segment produces both commodities and specialty products. The profitability of commodity products is determined by the spread between the prices of monomer raw materials, particularly products manufactured in steamcrackers, such as ethylene and propylene, and the prices of the polymer end-products.

     Due to increasing price competition and the resulting margin pressure, low production costs and high sales volume are critical to achieving profitability. The strategy of the segment focuses on achieving economies of scale through world-scale production and using advanced technologies and backward integration within the Verbund. In addition, restructuring programs aimed at replacing smaller, less efficient plants will continue to drive the margins in this segment.

     The Plastics & Fibers segment's specialty products are relatively resilient to economic cycles. A key success factor in the markets for these products is the ability to maintain long-term relationships with customers. To strengthen these relationships, BASF offers customized products and systems to meet the specific needs of its customers. In addition, BASF is expanding its global presence as key customers also globalize. To this end, BASF will continue to develop its worldwide network of application centers to work closely with customers to provide specially formulated products.

COLORANTS & FINISHING PRODUCTS

     The profitability of the Colorants & Finishing Products segment is determined both by prices in value-adding chains based on acrylic acid and by BASF's ability to offer its customers innovative solutions. BASF is one of the world's largest producers of acrylic acid and its derivative products.

     The profitability of commodity and commodity-like products in this segment is determined mainly by the segment's production technology and costs. Through production in world-scale plants and the use of advanced technology, BASF maintains its status as a low-cost, global producer.

     The segment also produces a number of specialty products which are relatively insensitive to economic cycles. The critical success factors for these products are application technology, product innovation and strong customer relationships.

HEALTH & NUTRITION: PHARMACEUTICALS, FINE CHEMICALS AND CROP PROTECTION

     In the Health & Nutrition business segment, which is generally non-cyclical, profitability depends on BASF's ability to successfully bring new products to market as quickly as possible, to produce these products in a cost-efficient manner, and to achieve a solid market position in specific application areas. To achieve ongoing product innovation in the segment, BASF has substantially increased its research spending in recent years and has entered into cooperations, partnerships and licensing agreements for the development and use of new product technologies. BASF is investing in new state-of-the-art plants, both on its own and with partners, to achieve economies of scale.

OIL & GAS

     In the Oil & Gas segment, crude oil prices are subject to international supply and demand and other factors that are beyond BASF's control. Such factors can also affect the price of natural gas because in many countries, including Germany, natural gas prices are tied to the prices of refined products.

     In BASF's activities relating to the exploration and production of oil and natural gas, profitability is dependent on BASF's use of its prospecting expertise to increase and focus its exploration and production activities on sites where there is a high probability of discovering and extracting oil and gas deposits.

     In BASF's former oil marketing and refinery business, profitability was determined by the margins between crude oil prices and the prices for refinery products, which are set on world markets. Low production costs and high capacity utilization were therefore critical to profitability.

     Key factors affecting the profitability of the natural gas distribution and trading business are BASF's access to large gas reserves, the timely expansion of its pipeline grid in Germany, the potential deregulation of the natural gas industry in Germany, the adequacy of its natural gas storage site and its ability to procure long-term contracts covering an increasing volume of natural gas.

     The profitability of BASF and its operating segments can be affected by changes in currency exchange rates. See "- Exchange Rate Exposure and Risk Management."

                             BASIS OF PRESENTATION

     The Consolidated Financial Statements of BASF included in Item 19 of this report have been prepared based on BASF's accounting and valuation principles in accordance with German GAAP as required by the German Commercial Code (Handelsgesetzbuch) and the German Stock Corporation Act (Aktiengesetz). In connection with the continued internationalization of BASF's accounting and disclosure policies, some of BASF's accounting and valuation principles were adjusted as of January 1, 1998 to comply with U.S. GAAP to the extent permissible under the German Commercial Code.

     The adjustments to BASF's accounting and valuation principles relate primarily to:

        - a revaluation of BASF's pension commitments using the projected unit credit method required by SFAS (Statement of Financial Accounting Standards) No. 87, "Employers' Accounting for Pensions"; and

        - the capitalization of deferred tax assets.

     The adjustments also include:

        - the elimination of the effects of any accounting and valuation methods allowed exclusively for tax purposes;

        - the conversion of short-term foreign currency receivables and liabilities at year-end exchange rates;

        - the accrual of provisions for the overhauling of large manufacturing plants within prescribed intervals; and

        - the recording of deferred taxes arising from the above accounting changes.

     These adjustments reflect the primary differences between German GAAP and U.S. GAAP that affected the BASF financial statements. There are certain other differences relating to valuation methods that are required under U.S. GAAP but are not allowed under German GAAP. The effects of the U.S. GAAP adjustments as of January 1, 1998, and of BASF's reconciliation of the remaining differences between German GAAP and U.S. GAAP for the years ended December 31, 1999 and 1998 are described in Notes 2 and 3 to the Consolidated Financial Statements included in Item 19.

     BASF has calculated the effect of the valuation changes described above on a pro forma basis as of January 1, 1997 to permit a comparison between the year ended December 31, 1997, and the two years ended December 31, 1999 and 1998. The effect of the pro forma implementation on income for the year ended December 31, 1997, however, was immaterial.

     The segment information presented in this report reflects the implementation of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Transfers between operating segments are generally valued at market-based prices, and the revenues generated by these transfers are shown in the tables below as "intersegmental transfers."

                             RESULTS OF OPERATIONS

GROUP

     This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements as well as with "Item 8. Selected Financial Data" included in this Registration Statement.

     The following table sets forth sales and income for BASF. Sales are net of petroleum and natural gas taxes.

                                                               SALES AND INCOME
                                            -------------------------------------------------------
                                                                       %                      %
                                                                     CHANGE                 CHANGE
                                                                      FROM                   FROM
                                                                    PREVIOUS               PREVIOUS
                                              1997        1998        YEAR       1999        YEAR
                                            ---------   ---------   --------   ---------   --------
                                                  (EUROS IN MILLIONS, EXCEPT PER SHARE DATA)
    Sales.................................  E28,520.0   E27,642.9     (3.1)    E29,472.7      6.6
    Gross profit..........................   10,358.6    10,368.4      0.1      11,081.4      6.9
    Gross profit as a percentage of
      sales(%)............................       36.3        37.5      3.3          37.6      0.3
    Income from operations................  E 2,731.1   E 2,623.7     (3.9)    E 2,008.7    (23.4)
    Income from operations as a percentage
      of sales(%).........................        9.6         9.5     (1.0)          6.8    (28.4)
    Special items.........................  E    (243)  E      71              E    (941)
    Income before taxes and minority
      interests...........................    2,725.7     2,770.8      1.7       2,605.5     (6.0)
    Net income............................    1,654.4     1,699.4      2.7       1,236.8    (27.2)
    Net income as a percentage of
      sales(%)............................        5.8         6.1      5.2           4.2    (31.1)
    Basic earnings per share..............  E    2.67   E    2.73      2.2     E    2.00     (9.1)
    Net income in accordance with U.S.
      GAAP................................        N/A     1,771.0                1,324.8    (25.2)
    Basic earnings per share in accordance
      with U.S. GAAP......................        N/A        2.84                   2.14    (24.6)
    Diluted earnings per share in
      accordance with U.S. GAAP...........        N/A        2.79                   2.12    (24.0)

     In 1999, special items recorded in other operating expenses and in other operating income had a negative effect on income from operations of E941 million. Of this amount, E815 million relate to provisions for litigations, settlements and related matters for vitamins in the Fine Chemicals segment and for Synthroid(R) in the Pharmaceuticals segment. A further E310 million relate to asset impairments, primarily in the Fine Chemicals, Colorants & Finishing Products and Chemicals segments, and to charges for restructuring in the Pharmaceuticals, Colorants & Finishing Products and Plastics & Fibers segments. In addition, an expense of E51 million was recorded for BASF's participation in the initiative, "Remembrance, Responsibility and the Future," to provide compensation to those who suffered injustice as forced laborers under the National Socialist regime. Special income of E235 million was generated by the disposal of fixed assets due to divestitures, primarily in the Oil & Gas segment and in the Fertilizers operations. For further information see the segment information below and Notes 5, 6, 11, 22 and 24 to the Consolidated Financial Statements.

     In 1998, special items recorded in other operating expense and other operating income were E71 million. They primarily refer to E169 million gains from divestitures in the Colorants & Finishing Products segment and in the Plastics & Fibers segment. They also include additional income of E86 million from adjustment in the salary and pension benefit systems. This special income was partially offset by E90 million in charges from restructuring in the Plastics & Fibers segment and in the Colorants & Finishing Products segment and a loss of E94 million from impairments and other asset write-downs. For further information, see the segment information below and Notes 5, 6 and 22 to the Consolidated Financial Statements.

     In 1997, special items recorded in other operating income and in other operating expenses had a negative effect on income from operations of E243 million. These special items comprised E72 million for provisions for litigations, settlements and related matters, in particular the Synthroid(R) litigation in the Pharmaceuticals segment, and E185 million for restructuring measures, impairments and other asset write downs, primarily in the Plastics & Fibers segment as well as in the Colorants & Finishing Products segment. They further relate to a E33 million loss on divestitures in the Plastics & Fibers segment. Special income in 1997 of E47 million resulted from adjustments to salary and pension benefit systems. For further information, see the segment information below and Notes 6, 22 and 24 to the Consolidated Financial Statements.

     1999 COMPARED WITH 1998

     Sales

     Sales (net of petroleum and natural gas taxes) rose 6.6% in 1999 to E29,473 million from E27,643 million in 1998.

     The following table sets forth the various factors affecting the change in sales:

                                                                                 1999
                                                                      ---------------------------
                                                                      IN MILLIONS   AS % OF SALES
                                                                      -----------   -------------
        Volume......................................................    E1,597           5.8
        Prices......................................................    (1,078)         (3.9)
        Currency exchange...........................................       442           1.6
        Acquisitions and additions to scope of consolidation........     1,288           4.7
        Divestitures and deconsolidations...........................      (419)         (1.6)
                                                                        ------          ----
                                                                        E1,830           6.6

     Sales volumes, which rose 5.8% in 1999, were the primary cause for the increase in sales. Sales volumes rose particularly in the Plastics & Fibers segment, reflecting improved worldwide business conditions.

     The increase in volumes was partially offset by a 3.9% decrease in prices. This decrease started in the second half of 1998 and continued during the first half of 1999. All reportable segments, except the Oil & Gas segment and the Pharmaceuticals segment, were affected. In the Oil & Gas segment, sharply higher crude oil prices, particularly in the second half of 1999, increased sales. This segment contributed 1.3% to the overall improvement of BASF sales.

     The combined effect of acquisitions, divestitures and changes in the scope of consolidation contributed 3.1 percentage points to the increase in sales.

     Currency translation effects, mainly resulting from the strength of the U.S. dollar and from the appreciation of the Japanese yen and the Korean won but partially offset by the depreciation of the Brazilian real, added E442 million to sales.

     Acquisitions contributed E627 million to sales in 1999. The acquisitions included the purchasing of:

        - the Hostalen polyethylene business of Hoechst AG through Elenac, a 50-50 joint venture with Shell Petroleum N.V.;

        - the superabsorbents business of Clariant International Ltd.;

        - the ABS plastics business of DSM N.V.;

        - the chelating agents business of CIBA Specialty Chemicals;

        - the paracetamol business of Celanese AG;

        - a majority interest in the generic crop protection products supplier, Micro Flo Co.;

        - the animal nutrition business of Takeda Kagaku Shiryo;

        - the lysine business of Daesang; and

        - the polyol business of Dongsung Chemical.

     Divestitures reduced sales by E331 million in 1999. The divestitures included selling:

        - a 35% stake in Comparex Informationssysteme GmbH, including four subsidiaries;

        - the glass-mat-reinforced thermoplastic business to Symalit;

        - the container coatings business of BASF Coatings BV to PPG.

     Additions to the scope of consolidation contributed E573 million to sales. See Note 1(b) to the Consolidated Financial Statements for further information on the companies that were consolidated for the first time in 1999 and the effects thereof on the Consolidated Financial Statements.

     Gross Profit

     Gross profit rose 6.9% in 1999 to E11,081 million from E10,368 million in 1998. Gross profit as a percentage of sales remained substantially unchanged at 37.6%. The 6.5% increase in costs of goods sold was primarily due to higher raw material costs, but it was more than offset by the higher sales in 1999.

     Income from Operations

     Income from operations fell 23.4% in 1999 to E2,009 million from E2,624 million in 1998, due to higher other operating expenses, which were partially offset by other operating income. Other operating expenses reduced by other operating income increased 154.7% in 1999 to E1,783 million from E700 million in 1998. This increase was primarily due to special items included in other operating expenses as well as in other operating income. Total special items resulted in a charge of E941 million to income from operations in 1999, as previously discussed.

     Excluding the effect of special items of E71 million in 1998 and E(941) million in 1999, income from operations increased primarily due to the large increase in income from operations in the Oil & Gas segment from E276 million in 1998 to E741 million in 1999. As a result of sharply higher crude oil prices, income from operations increased in both the oil and gas exploration and production business as well as in the oil marketing and refinery business.

     Income before Taxes

     Income before taxes fell 6.0% in 1999 to E2,606 million from E2,771 million in 1998. This decrease was due to the decline in income from operations that was partially offset by an improvement in the 1999 financial result to E597 million from E147 million in 1998. The 1999 financial result included income from the sale of BASF's stake in the German gasoline station network, ARAL AG, which was part of the sale of BASF's oil marketing and refinery business to VEBA Oel AG of Germany, as well as its stake in IVAX Corporation of the United States. These effects were partially offset by a decline of the interest result in 1999 from a gain of E108 million in 1998 to a loss of E108 million in 1999. This decline was due to the absence of E122 million in one-time gains from the sale of securities and swaps that were realized in 1998 and also due to higher interest expense from increased financial indebtedness during 1999.

     Net Income/Earnings Per Share

     The effective tax rate for 1999 rose to 52.2% in 1999 from 39.9% in 1998, and led to a 22.9% increase in income tax expense in 1999 to E1,360.8 million from E1,106.8 million in 1998. This increase was primarily due to higher taxes on the increased income from BASF's oil producing operations that are not fully deductible from German corporation taxes. Further increases resulted from the reduction in the deferred tax rates for German group companies to 52% compared with 56% in 1998. Deferred tax assets were reduced accordingly, resulting in higher income tax expense.

     Net income in 1999 declined 27.2% to E1,236.8 million from E1,699 million in 1998. Basic earnings per share fell 26.7% to E2.00 in 1999 from E2.73 in 1998. See Note 3 to the Consolidated Financial Statements for a summary of the principal adjustments that would be required if U.S. GAAP, rather than German GAAP, had been fully applied. Net income under U.S. GAAP in 1999 was E1,324.8 million, or E2.14 per share.

     1998 COMPARED WITH 1997

     Sales

     Sales (net of petroleum and natural gas taxes) fell 3.1% in 1998 to E27,643 million from E28,520 million in 1997.

     The following table sets forth the various factors affecting the change in sales:

                                                                          1998
                                                               ---------------------------
                                                               IN MILLIONS   AS % OF SALES
                                                               -----------   -------------
    Volume...................................................    E   497          1.7
    Prices...................................................     (1,723)        (6.0)
    Currency exchange........................................       (134)        (0.5)
    Acquisitions and additions to scope of consolidation.....      1,242          4.4
    Divestitures and deconsolidations........................       (759)        (2.7)
                                                                 -------         ----
    TOTAL....................................................    E  (877)        (3.1)

     Prices, which declined 6.0% in 1998, were the primary cause for the decrease in sales. The price decline occurred particularly in the second half of 1998 and affected all segments, although to varying degrees. The Oil & Gas segment was most significantly affected, due to a 33% decrease in the average price of crude oil in 1998.

     The decrease in prices was partially offset by a 1.7% increase in sales volumes and by the combined effects of acquisitions, divestitures and other factors, which contributed 1.7% to sales.

     The translation effect of the sharp decline of various currencies in Asia and South America, which was partially offset by positive effects from the U.S. dollar, reduced sales in 1998 by E134 million.

     Acquisitions contributed E963 million to sales in 1998. This included the acquisition of:

        - the polyethylene operations of Montell and Hoechst AG by Elenac, a 50-50 joint venture with Shell Petroleum N.V. of the Netherlands;

        - the surfactants businesses of the U.S. companies Olin Corporation and PPG Industries, Inc.;

        - the lysine business of Daesang Group of Korea;

        - the worldwide superabsorbents business of Clariant International Ltd.; and

        - a 50% stake in BASF Styrenics Korea Ltd. from former partner Hyosung Group, which is now known as BASF Company Ltd. (Korea).

     Divestitures reduced sales by E628 million. The divestitures included:

        - selling a 35% stake in Comparex Informationssysteme GmbH of Germany;

        - selling Chemag AG, a trading company based in Frankfurt, Germany; and

        - making various divestitures in the Coatings division of the Colorants & Finishing Products segment.

     Gross Profit

     Gross profit remained substantially unchanged in 1998, rising 0.1% to E10,368 million from E10,359 million in 1997. Gross profit as a percentage of sales increased to 37.5% in 1998 from 36.3% in 1997. Lower raw material costs, primarily due to a 33% decline in the average selling price for crude oil in 1998, contributed favorably to this increase.

     Income from Operations

     Income from operations decreased 3.9% in 1998 to E2,624 million from E2,731 million in 1997. This decrease was primarily due to higher selling and general administrative expenses. Selling expenses rose 3.8% in 1998 to E4,963 million from E4,783 million mainly due to the launch costs for new pharmaceutical products in the United States. General administrative expenses increased 8.1% in 1998 to E772 million from E714 million in 1997 primarily due to the introduction of global information systems in finance and logistics and Year 2000 compliance programs for existing information technology systems.

     The decline in income from operations was partially offset by a El69 million net gain from divestitures in 1998 compared with a E57.2 million net loss from divestitures in 1997. The gains from divestitures in 1998 were generated by the transactions discussed above, as well as from the sale of BASF's operations in semi-finished sheets of glass-mat-reinforced thermoplastics to Symalit of Switzerland and the transfer at fair value of BASF's polyethylene business to Elenac, a joint venture with Shell Petroleum N.V. of the Netherlands.

     BASF continuously reviews its operations and takes steps to improve their efficiency. These ongoing efforts include the closure, reorganization or rationalization of sites, severance payments and other related personnel costs. Expenses related to such measures, primarily in the Colorants & Finishing Products and the Plastics & Fibers segments, were E180.5 million in 1997 and E92.0 million in 1998.

     Income before Taxes

     Despite the decline in income from operations, income before taxes rose 1.7% to E2,771 million in 1998 from E2,726 million in 1997. The increase was primarily due to an improvement in the financial result in 1998 to a gain of E147.1 million from a loss of E5.4 million in 1997. The sale of marketable securities and the early termination of DAX-LIBOR swaps as well as interest rate swaps contributed E121.7 million to the improvement in the financial result. The positive market values of the swaps allowed BASF to realize gains which, in accordance with German GAAP, were fully recognized in 1998.

     Net Income/Earnings Per Share

     The effective tax rate for 1998 remained unchanged at 39.9%, resulting in substantially unchanged income taxes. Net income in 1998 rose 2.7% to E1,699 million from E1,654 million in 1997. Basic earnings per share rose 2.2% to E2.73 per share in 1998 from E2.67 per share in 1997. See Note 3 to the Consolidated Financial Statements for a summary of the principal adjustments that would have been required if U.S. GAAP, rather than German GAAP, had been fully applied throughout 1998. Net income under U.S. GAAP in 1998 was E1,771 million.

RECENT DEVELOPMENTS

     The following table sets forth sales and income for BASF for the three months ended March 31, 1999 and 2000. Sales are net of petroleum and natural gas taxes.

                                                                THREE MONTHS
                                                               ENDED MARCH 31,             % CHANGE
                                                            ---------------------       FROM PREVIOUS
                                                             1999          2000              YEAR
                                                            -------       -------       --------------
                                                            (EUROS IN MILLIONS, EXCEPT PER SHARE DATA)
        Sales.............................................  E6,773        E8,470             25.1
        Gross profit......................................   2,654         3,059             15.3
        Gross profit as a percentage of sales (%).........    39.1          36.1             (7.7)
        Income from operations............................  E  571        E  967             69.4
        Income from operations as a percentage of sales
          (%).............................................     8.4          11.4             35.7
        Income before taxes and minority interests........  E  552        E  932             68.8
        Net income........................................     323           464             43.7
        Net income as a percentage of sales (%)...........     4.8           5.5             14.6
        Basic earnings per share..........................  E 0.52        E 0.75             44.2

     Sales for the first quarter of 2000 increased 25.1% to E8,470 million from E6,773 million for the first quarter of 1999. Sales increased in all segments and in all regions and were the highest quarterly sales in BASF's history. Sales in the first quarter of 2000 also increased 3.1% from the already strong sales of the last quarter of 1999. Higher volumes, as a result of increased demand reflecting improved general economic conditions, contributed 11.1% to the increase in sales for the first quarter of 2000 as compared to the same period in 1999. Prices continued to recover and contributed 9.6% to the increase. Positive currency effects, resulting in particular from the strength of the U.S. dollar and the appreciation of the Japanese yen, contributed 6.3% to the sales increase. The increase in sales was partially offset by a loss of sales from the sale of the oil marketing and refinery business in the Oil & Gas segment at the end of 1999. BASF expects the positive trends to continue, resulting in similar growth rates in the second quarter of 2000 as compared to the second quarter of 1999.

     Income from operations increased 69.4% for the first quarter of 2000 to E967 million compared with E571 million for the first quarter of 1999 due to the higher sales. The Oil & Gas and the Plastics & Fibers segments, in particular, contributed to this increase. The positive development that started in the second half of 1999 continued into the first quarter of 2000 and resulted in an increase in income from operations of 8.3% as compared to the last quarter of 1999. Income from operations in the period ending March 31, 2000 included income from the sale by Elenac, BASF's polyolefins joint-venture with Shell, of the non-core activities of thermoplastic elastomers and resins to Shell Chemicals U.K. of the United Kingdom, and from the transfer within the Pharmaceuticals segment of the marketing and sales of the wound care medication, collagenase, to Smith & Nephew plc of the United Kingdom. This additional income was partially offset by provisions for restructuring in the Pharmaceuticals segment, as discussed below. BASF expects that in the second quarter of 2000 income from operations will be significantly higher compared with the second quarter of 1999.

     Net income for the first quarter of 2000 increased 43.7% to E464 million compared with E323 million for the first quarter of 1999. Basic earnings per share increased 44.2% to E0.75 compared with E0.52 for the same period in 1999.

     Segment Data

     The following table sets forth sales and income from operations for BASF's segments for the periods ended March 31, 1999 and 2000.

                                                                                   INCOME FROM OPERATIONS
                                                         SALES                   --------------------------
                                             ------------------------------       THREE MONTHS
                                             THREE MONTHS ENDED                      ENDED
                                                 MARCH 31,                         MARCH 31,
                                             ------------------      CHANGE      --------------      CHANGE
                                              1999        2000        IN %       1999      2000       IN %
                                             ------      ------      ------      ----      ----      ------
                                                                  (EUROS IN MILLIONS)
        Chemicals......................      E  948      E1,290       36.1       E166      E151       (9.0)
        Plastics & Fibers..............       1,849       2,723       47.3        100       263      163.0
        Colorants & Finishing
          Products.....................       1,516       1,689       11.4        137       171       24.8
        Pharmaceuticals................         543         614       13.1         18        40      122.2
        Fine Chemicals.................         314         354       12.7         14         8      (42.9)
        Crop Protection................         530         542        2.3        111       103       (7.2)
        Oil & Gas......................         626         854       36.4         47       240      410.6
        Other..........................         447         404       (9.6)       (22)       (9)      59.1
                                             ------      ------       ----       ----      ----      -----
        TOTAL..........................      E6,773      E8,470       25.1       E571      E967       69.4

     In the Chemicals segment, sales for the first quarter of 2000 increased 36.1% to E1,290 million compared with E948 million for the first quarter of 1999. Intersegmental transfers increased 32%. Sales increased in all regions, with the strongest growth in Asia. Sales of the Chemicals segment's operating divisions for the first quarter of 2000 and the percentage change from the first quarter of 1999 are shown in the following table:

                                                                              CHANGE
                                                                  2000         IN %
                                                                  -----       -------
                                                                  (EUROS IN MILLIONS)
    Petrochemicals & Inorganics.................................  E272         90.2
    Industrial Chemicals........................................   228         39.9
    Intermediates...............................................   407         17.6
    Specialty Chemicals.........................................   383         29.0

     In the Petrochemicals & Inorganics division, sales almost doubled due to higher volumes and increasing sales prices.

     Income from operations in the Chemicals segment for the first quarter of 2000 decreased 9.0% to E151 compared with E166 for the first quarter of 1999, primarily due to continuing pressure on margins, especially for the segment's products at the beginning of value-adding chains, as a result of higher raw materials costs that could only be passed on to customers to a limited extent.

     In the Plastics & Fibers segment, sales for the first quarter of 2000 increased 47.3% to E2,723 million compared with E1,849 million for the first quarter of 1999. Sales increased in all regions, but particularly in Europe and Asia, Pacific Area, Africa. Sales of the Plastics & Fibers segment's operating divisions for the first quarter of 2000 and the percentage change from the first quarter of 1999 are shown in the following table:

                                                                              CHANGE
                                                                  2000         IN %
                                                                  -----       -------
                                                                  (EUROS IN MILLIONS)
    Styrenic Polymers...........................................  E635         73.0
    Engineering Plastics........................................   406         53.2
    Polyurethanes...............................................   630         24.8
    Fiber Products..............................................   376         40.8
    Polyolefins.................................................   676         51.9

     Sales were particularly strong in the Styrenic Polymers division, increasing 15% for the first quarter of 2000 from the already strong sales for the fourth quarter of 1999 due to growing demand and improved prices.

     Income from operations in the Plastics & Fibers segment increased substantially for the first quarter of 2000 to E263 million from E100 million for the first quarter of 1999. Income from operations included gains from Elenac's sale to Shell of the non-core activities of thermoplastic elastomers and resins. Excluding these gains, income from operations in the Plastics & Fibers segment almost doubled for the first quarter of 2000 to E220 million compared to E112 million for the first quarter of 1999, primarily due to higher sales.

     In the Colorants & Finishing Products segment, sales for the first quarter of 2000 increased 11.4% to E1,689 million compared to E1,516 million for the first quarter of 1999. Sales increased particularly in Asia and in South America. Sales of the Colorants & Finishing Products segment's operating divisions for the first quarter of 2000 and the percentage change from the first quarter of 1999 are shown in the following table:

                                                                              CHANGE
                                                                  2000         IN %
                                                                  -----       -------
                                                                  (EUROS IN MILLIONS)
    Colorants...................................................  E580          9.2
    Coatings....................................................   511         13.3
    Dispersions.................................................   598         12.0

     Sales of the Coatings division include sales from the coil coatings businesses acquired from Rohm & Haas at the end of 1999 and from Hydro Coatings Group of the United Kingdom acquired in the third quarter of 1999. Excluding these acquisitions, sales of the Coatings division for the first quarter of 2000 increased 9.1% compared with the first quarter of 1999.

     Income from operations for the Colorants & Finishing Products segment increased 24.8% to E171 million compared with E137 million for the first quarter of 1999 primarily due to significantly higher income from operations in the Colorants division.

     In the Pharmaceuticals segment, sales for the first quarter of 2000 increased 13.1% to E614 million compared with E543 million for the same period in 1999 due to various factors including higher sales of Rytmonorm(R) and Synthroid(R). Sales increased in all regions, but especially in Asia. Income from operations improved significantly to E40 million due to the higher sales. Income from operations included gains from the transfer of the marketing and sales activities for the collagenase business to Smith & Nephew plc of the United Kingdom. These gains were completely offset by provisions for restructuring measures resulting from BASF's strategy to make its worldwide pharmaceutical business more efficient, faster and more flexible. BASF will adjust its portfolio and restructure its organization. For this restructuring, BASF made provisions in the first quarter totaling E40 million, primarily for personnel related matters.

     In the Fine Chemicals segment, sales rose 12.7% to E354 million for the first quarter of 2000 compared to E314 million for the first quarter of 1999. Sales increased in the human nutrition, cosmetics and carotenoids product lines. Income from operations for the first quarter of 2000 fell 42.9% from the same period in 1999 to E8 million primarily as a result of continuing price competition for vitamins.

     In the Crop Protection segment, sales for the first quarter of 2000 were E542 million and were substantially unchanged from 1999. Income from operations for the first quarter of 2000 decreased by 7.2% to E103 million from E111 million for the first quarter of 1999 due to lower agriculture commodity prices that influenced the markets for crop protection products.

     In the Oil & Gas segment, sales for the first quarter of 2000 increased 36.4% to E854 million compared to E626 million for the first quarter of 1999 primarily due to the higher crude oil prices in the first quarter of 2000 as compared to the same period in 1999. These higher crude oil prices also triggered price increases for natural gas. Sales also increased due to the expansion of BASF's gas business in Argentina. Sales in 1999 included sales from the oil marketing and refinery business, which was sold at the end of the year. In the first quarter of 2000, income from operations increased substantially to E240 million compared to E47 million in the same period in 1999, primarily due to the effects of higher crude oil prices.

     Sales in Other decreased primarily as a result of the sale of BASF's COMPO(R) specialty fertilizers business to K+S Aktiengesellschaft of Germany.

CHEMICALS

                                  SEGMENT DATA
                              (EUROS IN MILLIONS)

                                                                         %                   %
                                                                       CHANGE              CHANGE
                                                                        FROM                FROM
                                                                      PREVIOUS            PREVIOUS
                                                      1997    1998      YEAR      1999      YEAR
                                                     ------  ------   --------   ------   --------
        Sales to third parties.....................  E4,471  E4,255     (4.8)    E4,393      3.2
        Intersegmental transfers...................   2,101   1,935     (7.9)     1,848     (4.5)
        Sales incl. intersegmental transfers.......   6,572   6,190     (5.8)     6,241      0.8
        Income from operations.....................   1,089     922    (15.3)       698    (24.3)
        Operating margin (%).......................    24.4    21.7    (11.1)      15.9    (26.7)
        Assets.....................................  E3,142  E3,354      6.7     E4,050     20.7
        Return on operational assets (%)...........    39.6    28.4    (28.3)      18.9    (33.4)
        Research and development expenses..........  E  135  E  148      9.6     E  149      0.7

     1999 COMPARED WITH 1998

     Segment Overview

     In the Chemicals segment, sales to third parties rose 3.2% in 1999 to E4,393 million from E4,255 million in 1998 due to higher sales in all operating divisions. This increase in sales was attributable to higher sales volumes resulting from improved business conditions worldwide in the second half of the year, especially in the last quarter. The effect of higher sales volumes was partially offset by a drop in prices during first half of 1999, mainly due to industry-wide oversupply caused by weak global demand. The Specialty Chemicals division was the major contributor to the segment's increase in sales. Intersegmental transfers fell 4.5% in 1999 to E1,848 million from E1,935 million in 1998. Operating margins including intersegmental transfers were 11.2% in 1999 compared to 14.9% in 1998. These decreases were primarily due to lower intersegmental transfer prices in the Petrochemicals & Inorganics division as a result of lower market prices for products manufactured in steamcrackers, especially in the first half of the year.

     Income from operations decreased 24.3% in 1999 to E698 million from E922 million in 1998. Income from operations remained substantially unchanged in the Specialty Chemicals division, but income from operations decreased in 1999 in all other divisions of the Chemicals segment. These decreases were due to a drop in sales prices for the divisions' products during the first half of 1999 and to substantially higher raw material costs in the second half of 1999. These higher raw material costs, especially for steamcracker feedstock, eroded margins, since market conditions enabled BASF to increase product prices only in the fourth quarter of 1999, and then only to a limited extent. Further improvements in the Chemicals segment's margins in 2000 will depend on the development of crude oil prices and BASF's ability to pass raw material prices on to customers. Additional uncertainties may result from temporary surplus production capacity associated with the start-up of world-scale plants. BASF believes that it is in a good position to cope with such uncertainties because of its strong global market position and the high rate of captive use for its chemical products, which assures high capacity utilization rates.

     Assets of the Chemicals segment rose 20.7% in 1999 to E4,050 million from E3,354 million in 1998 primarily due to significant additions to tangible fixed assets in the Petrochemicals & Inorganics and Intermediates divisions, as discussed below.

     Research and development expenses remained substantially unchanged in 1999.

     Petrochemicals & Inorganics

     In the Petrochemicals & Inorganics division, sales to third parties rose 1.8% in 1999 to E747 million from E734 million in 1998. Sales to other BASF operations, which accounted for more than 70% of the division's sales in 1999, fell 1.3%. Total sales in 1999 remained at the same level as in the prior year. After the decline in prices for the division's products in 1998, prices for products manufactured in steamcrackers increased at a constant rate, especially in the third and fourth quarters of 1999. Prices for steamcracker feedstock, however, rose at a significantly higher rate, resulting in lower steamcracker operating margins. As discussed in the segment overview, margins have begun to recover since the fourth quarter of 1999.

     The Petrochemicals & Inorganics division was a substantial contributor to the segment's decrease in income from operations in 1999. This decrease was due to the erosion of steamcracker margins.

     In the Petrochemicals & Inorganics division, capital expenditures on fixed assets increased 15.9% in 1999. This increase was due to the start-up of a new acetylene plant in Geismar, Louisiana, and the ongoing construction of a steamcracker with BASF's partner, TotalFinaElf S.A., in Port Arthur, Texas, as well as the completion of the aromatics extraction unit within BASF's steamcracker in Antwerp, Belgium.

     Industrial Chemicals

     In the Industrial Chemicals division, sales to third parties rose 1.7% in 1999 to E765 million from E752 million in 1998, primarily due to an approximately 12% increase in volumes offset by an approximately 10% decrease in prices. Sales volumes increased particularly for the division's key products in Asia and North America. Price and margin pressure resulted from excess manufacturing capacity industry-wide and from continued price competition for almost all the division's products. Sales to other BASF divisions, which contributed approximately 40% to the division's sales, fell 5.9% in 1999. The reduced sales to other divisions were due to lower transfer prices reflecting lower market prices.

     The Industrial Chemicals division was a major contributor to the Chemicals segment's decrease in income for operations in 1999. The decrease in the division's income from operations was due to ongoing margin pressure resulting from price competition and increased raw material costs. The decline in income was partially offset by price increases in the second half of the year, especially for plasticizers. BASF expects continuing competitive pressure primarily due to industry-wide overcapacity. Nevertheless, BASF expects sales and income to rise due to its favorable cost position as a result of production in world-scale plants based on leading-edge technology and backward integration.

     Capital expenditures on tangible fixed assets in the Industrial Chemicals division related to the expansion of the production site for formaldehyde in Ludwigshafen, Germany.

     Intermediates

     In the Intermediates division, sales to third parties in 1999 increased 2.2% to E1,472 million from E1,441 million in 1998. This increase was primarily due to higher demand for amines and higher sales of diols in a growing market.

     The Intermediates division was a substantial contributor to the Chemicals segment's decline in income from operations, primarily because of price competition, which decreased prices for the division's products, and because of higher costs for the division's raw materials. Due to increasing demand, BASF expects margins to improve in 2000. Income from operations in 1999 included a special depreciation charge for the impairment of tangible fixed assets. This special depreciation charge resulted from a re-appraisal of BASF's property adjacent to its production site in Yokkaichi, Japan, which reflected lower market prices.

     The division's capital expenditures rose 53.5% in 1999, primarily due to the start-up of a new butanediol/tetrahydrofuran plant in Ulsan, Korea. Further additions to tangible fixed assets included expanding capacities of alkylamines in Ludwigshafen, Germany; ethylamines in Antwerp, Belgium; and polytetrahydrofuran in Geismar, Louisiana.

     Specialty Chemicals

     Sales to third parties in the Specialty Chemicals rose 6.1% in 1999 to E1,409 million from E1,328 million in 1998. This increase was mainly due to higher sales volumes, especially for surfactants, as well as to higher prices for ethylene glycol resulting from improved market conditions. Sales in 1999 included additional sales from the chelating agents business in North America, which was acquired from CIBA in the second half of 1998, and from additions to the scope of consolidation. These additional sales were offset by the transfer of superabsorbents sales at the end of 1998 from the Specialty Chemicals division to the Dispersions division of the Colorants & Finishing Products segment. Excluding these effects, sales to third parties increased approximately 6% in 1999. The effects of the higher sales on income from operations in the Specialty Chemicals division was partially offset by lower income from the lubricant additives business as a result of intense competition, especially in the United States.

     Capital expenditures in the Specialty Chemicals division rose 59.5% in 1999. Important additions to the tangible fixed assets included the ongoing expansion of ethylene oxide and ethylene glycol production sites in Geismar, Louisiana.

     1998 COMPARED WITH 1997

     Segment Overview

     In the Chemicals segment, sales to third parties fell 4.8% in 1998 to E4,255 million from E4,471 million in 1997. Strong sales in the first half of 1998 partially mitigated the sales decline in the second half of the year. The main reasons for the lower sales were regional economic crises, particularly those in Russia and Asia, that led to falling demand and lower prices for some of the segment's products. Sales were particularly strong in 1997, primarily due to healthy demand and a strong U.S. dollar. These exceptional results in 1997 exacerbated the decrease in sales from 1997 to 1998.

     Intersegmental transfers fell 7.9% in 1998 to E1,935 million from E2,101 million in 1997. This decrease was primarily due to lower intersegmental transfer prices in the Petrochemicals & Inorganics division due to a 25% fall in prices for products manufactured in steamcrackers. Operating margins including intersegmental transfers were 14.9% in 1998 compared to 16.6% in 1997.

     Income from operations decreased 15.3% in 1998 to E922 million from E1,089 million in 1997, primarily due to lower contributions from the Petrochemicals & Inorganics and Industrial Chemicals divisions. The decline was primarily the result of lower steamcracker operating margins and a drop in prices for the key products of the Industrial Chemicals division.

     Assets of the Chemicals segment rose 6.7% in 1998 to E3,354 million from E3,142 million in 1997, primarily due to significant additions to tangible fixed assets in the Petrochemicals & Inorganics and the Intermediates divisions, as discussed below.

     Research and development expenses as a percentage of sales remained substantially unchanged, although research spending increased by almost 9.6% in 1998.

     Petrochemicals & Inorganics

     In the Petrochemicals & Inorganics division, sales to third parties fell 14.3% in 1998 to E734 million from E856 million in 1997. Sales to other BASF operations, which accounted for more than 70% of the division's sales in 1998, fell 13.7%. The lower sales were primarily due to an approximately 25% decline in prices for products manufactured in steamcrackers. Prices for steamcracker feedstock, however, declined at a significantly lower rate than those for steamcracker products in 1998, resulting in lower steamcracker operating margins.

     Assets of the Petrochemicals & Inorganics division increased 16.4% in 1998. This increase was due to the expansion of the capacity of the steamcracker at BASF's headquarters in Ludwigshafen, Germany, the construction of a steamcracker in Port Arthur, Texas, with partner TotalFinaElf S.A. of France, and the construction of an acetylene plant in Geismar, Louisiana.

     Industrial Chemicals

     In the Industrial Chemicals division, sales to third parties fell 15.7% in 1998 to E752 million from E893 million in 1997, primarily due to an approximately 5% drop in demand and an approximately 10% drop in prices. The decrease in demand, particularly for the division's key plasticizer and solvent products, was due to the economic crisis in Asia. Additional price and margin pressure resulted from excess manufacturing capacity for these key products. Increased volume and prices for glues and impregnating resins helped reduce the decline in divisional sales. This increase was due to higher demand from the European furniture and woodworking industries and a short supply of melamine, an important starting material for glues and impregnating resins.

     Transfers to other BASF operations, which contributed approximately 40% to the division's sales, fell 11.8% in 1998. The decreased transfers to other divisions resulted from the same factors that caused the decline in sales to third parties.

     Intermediates

     Intermediates division sales remained substantially unchanged in 1998, falling 1.7% in 1998 to E1,441 million from E1,466 million in 1997. Due to the large number of high-value chemicals that the division produces, the impact of the economic crisis in Asia was small and was largely offset by sales in other regions.

     Assets of the Intermediates division rose 9.7% in 1998 primarily due to the start-up of a new polytetrahydrofuran plant in Ulsan, Korea. A further addition to tangible fixed assets was a new aniline plant in Antwerp, Belgium.

     Specialty Chemicals

     In the Specialty Chemicals division, sales to third parties rose 5.7% in 1998 to E1,328 million from E1,256 million in 1997 due to higher sales volumes for surfactants.

     The increase in surfactant sales was a result of the inclusion of the U.S. specialty surfactants businesses of PPG Industries, Inc. and Olin of the United States, which BASF acquired in 1997. This increase in sales was partially offset by a decline in prices for ethylene glycol, which was primarily due to the negative effect of the economic crisis in Asia on the polyester industry.

PLASTICS & FIBERS

                                  SEGMENT DATA
                              (EUROS IN MILLIONS)

                                                                         %                  %
                                                                       CHANGE             CHANGE
                                                                        FROM               FROM
                                                                      PREVIOUS           PREVIOUS
                                                      1997     1998     YEAR      1999     YEAR
                                                     ------   ------  --------   ------  --------
    Sales to third parties.........................  E7,395   E7,573      2.4    E8,533    12.7
    Intersegmental transfers.......................     450      414     (8.0)      421     1.7
    Sales incl. intersegmental transfers...........   7,845    7,987      1.8     8,954    12.1
    Income from operations.........................     368      539     46.5       640    18.7
    Special Items..................................     (82)      19        -         2   (89.5)
    Operating margin (%)...........................     5.0      7.1     42.0       7.5     5.6
    Assets.........................................  E4,397   E4,957     12.7    E6,811    37.4
    Return on operational assets (%)...............     9.7     11.5     18.6      10.9    (5.2)
    Research and development expenses..............  E  189   E  188     (0.5)   E  180    (4.3)

     1999 COMPARED WITH 1998

     Segment Overview

     In the Plastics & Fibers segment, sales to third parties rose 12.7% in 1999 to E8,533 million from E7,573 million in 1998. Sales in all of the segment's operating divisions rose due to higher sales volumes in 1999 due to higher demand resulting from improved worldwide business conditions. The impact of increasing volumes was partially offset by lower prices in the first half of the year. The polyolefins operations and the Engineering Plastics and Polyurethanes divisions in particular contributed to this increase. The sales of these three divisions increased in 1999 primarily due to the addition to BASF's polyolefins operations of the Hostalen business acquired from Hoechst, the addition to the Engineering Plastics division of the ABS business acquired from DSM and the addition to the Polyurethanes division of the polyol business acquired from Dongsung Chemical and the rigid foam business acquired from ARCO. Excluding these acquisitions, sales of the Plastic & Fibers segment increased approximately 9%.

     Income from operations rose 18.7% in 1999 to E640 million from E539 million in 1998 due to increased income from operations in four of the five operating divisions within the Plastics & Fibers segment. These increases were attributable to stronger sales and to savings from cost-cutting measures. A slight decline in income from operations in the Styrenic Polymers division partially offset the increases in the Plastics & Fibers segment's other operating divisions. The decline in the Styrenic Polymers division's income from operations was due to higher depreciation on production plants and to the absence of gains from divestitures, that were included in the division's income from operations in 1998. BASF expects demand for the products of the Plastics & Fibers segment to rise in 2000 due to improving general economic conditions.

     Assets of the Plastics & Fibers segment rose 37.4% in 1999 to E6,810 million from E4,957 million in 1998 due to additions to tangible fixed assets in all regions in which the segment operates and to additions to the scope of consolidation. Additions to tangible and intangible assets rose in 1999 to E998 from E746 million in 1998. Major capital expenditures on fixed assets included the following:

          Europe

        - Construction of a new TDI (toluene diisocyanate) plant in Schwarzheide, Germany, for the Polyurethanes division.

        - Expansion of production capacity for PBT (polybutylene terephthalate) in Schwarzheide, Germany, for BASF's joint venture with GE Plastics in the Engineering Plastics division.

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

        - Streamlining polyethylene production and constructing a new plant for PE-HD (high-density polyethylene) in Wesseling, Germany, for BASF's polyolefins operations (through the Elenac joint venture).

        - Construction of a new plant for PE-LD (low-density polyethylene) in Berre, France, for BASF's polyolefins operations (through the Elenac joint venture).

        - Expansion of the production capacities of the polyether polyols plant in Antwerp, Belgium, for the Polyurethanes division.

        - Expansion of the nylon 6 polymerization unit in Antwerp, Belgium, for the Fiber Products division.

        - Modernization of the nylon 6 production and compounding plants in Ludwigshafen, Germany.

          North and South America

        - Expansion of compounding sites in Wyandotte, Michigan, for the Engineering Plastics division.

        - Expansion of the caprolactam plant in Freeport, Texas, for the Fiber Products division.

        - Construction of an additional plant to manufacture MDI
          (diphenylmethane diisocyanate) in Geismar, Louisiana, for the Polyurethanes division.

        - Construction of a new styrene copolymers plant in Altamira, Mexico, for the Engineering Plastics division.

        - Expansion of EPS (expandable polystyrene) production capacity in Guaratingueta, Brazil.

        - Additional capacity for the production of HIPS (high-impact polystyrene) in Sao Jose dos Campos, Brazil.

          Asia

        - Construction of new compounding sites in Pasir Gudang, Malaysia, for the Engineering Plastics division.

        - Expansion of the polystyrene plant in Nanjing, China, for BASF's joint venture, Yangzi-BASF Styrenics, for the Styrenic Polymers division.

        - Capital contributions made to BASELL Eastern, Singapore, a joint venture between BASF and Shell, for the construction a plant to manufacture styrene and propylene oxide in the Engineering Plastics division.

        - Construction of a new plant for TDI in Yosu, Korea.

        - Additional capacity for the production of MDI in Yosu, Korea.

        - Additional capacity for the production of polyether polyols in Ulsan, Korea.

     Styrenic Polymers

     In the Styrenic Polymers division, sales to third parties rose 9.7% in 1999 to E1,827 million from E1,666 million in 1998, primarily due to increased sales volumes, especially for styrene, polystyrene and EPS (expandable polystyrene) resulting from higher demand. Sales increased in all regions, especially in North and South America. Sales to third parties in South America increased in part due to the inclusion of sales of BASF Poliestireno of Brazil, which was consolidated for the first time in 1999 and contributed approximately 4% to the sales increase in 1999. The increase in the division's sales to third parties was partially offset by a loss of sales resulting from the Styrenic Polymers division's divestiture of its glass-mat-reinforced thermoplastics business. Excluding the effects of the new consolidation and the divestiture, sales of the Styrenic Polymers division increased approximately 7% in 1999.

     Income from operations in 1999 fell due to higher depreciation on new production plants in the United States and Brazil and due to the absence of gains from divestitures, which were included in the division's income from operations in 1998. The decrease in income from operations was partially offset by lower unit costs resulting from higher capacity utilization, cost-cutting measures and improved margins in the second half of the year.

     Engineering Plastics

     In the Engineering Plastics division, sales to third parties rose 20.2% in 1999 to E1,276 million from E1,062 million in 1998. Sales increased in all regions, primarily due to an approximately 26% increase in sales volumes, particularly from products sold to the automotive and electrical industries. The increase in sales volumes was partially offset by an approximately 6% decrease in sales prices for all products.

     The division's 1999 sales to third parties included sales of the ABS (acrylonitrile-butadiene-styrene) copolymer business acquired in 1999 from DSM of the Netherlands and sales of the POM (polyoxymethylene) business of Ultraform Corporation, a former joint venture between BASF and Degussa-Huls. BASF acquired a 100% ownership interest in this company in 1999. Excluding the effects of these acquisitions, sales of the Engineering Plastics division rose approximately 14% in 1999.

     The Engineering Plastics division contributed significantly to the increased income from operations of the Plastics & Fibers segment in 1999, primarily because of the division's improved operating margins. These improved margins resulted from higher sales, reduced fixed costs and higher utilization rates at production plants, including the full utilization of BASF's world-scale ABS plant in Korea that started operations in 1998.

     Polyurethanes

     In the Polyurethanes division, sales to third parties rose 10.8% in 1999 to E2,157 million from E1,996 million in 1998, primarily due to increased sales volumes in Europe and Asia. Demand was particularly strong for polyurethane basic materials and polyurethane systems. Increased sales volumes and, to a lesser extent, positive currency effects from the Korean won contributed 15.4% to the increase in sales in 1999. These effects, however, were partially offset by lower sales prices of approximately 4.6%. Sales to third parties included the sales of four subsidiaries that were consolidated for the first time in 1999. These sales contributed approximately 3% to the increase. Sales to third parties also included sales of the European rigid foam business acquired from Arco in 1999 and from the polyol business acquired from Dongsung Chemical. Excluding the effects of the new consolidations and the acquisition, sales of the Polyurethanes division increased approximately 5% in 1999.

     The Polyurethanes division contributed significantly to the increased income from operations of the Plastics & Fibers segment in 1999 due to the division's higher sales and lower raw material costs during the first half of the year, especially for propylene, benzene and toluene. Despite expected increases in raw material costs that may be difficult to pass on to customers, BASF expects further increases in sales and income in the Polyurethanes division in 2000.

     Fiber Products

     In the Fiber Products division, sales to third parties remained substantially unchanged in 1999, rising 1.1% in 1999 to E1,193 million from E1,180 million in 1998. The recovery in the second half of 1999, first of the Asian markets and then of the European fiber markets, especially for nylon 6 intermediates, led to higher demand and higher prices, especially in the last quarter of the year. The increase in sales in the last half of the year, particularly in the fourth quarter more than offset the decline in the first half of 1999.

     The Fiber Products division contributed significantly to the increased income from operations of the Plastics & Fibers segment in 1999 due to higher sales in Asia and Europe as well as reduced fixed costs, especially in North America. BASF expects rising caprolactam prices to contribute to a further improvement in income from operations in the Fiber Products division.

     Polyolefins

     Polyolefins sales to third parties rose by 21.0% to E2,080 million in 1999 from E1,719 million in 1998. The increase in sales was due to higher sales volumes resulting from market growth and to higher prices for polyethylene products. Sales to third parties in 1999 included sales of the Hostalen polyethylene business acquired from Hoechst AG of Germany at the end of 1998. Excluding the effects of this acquisition, sales rose approximately 8%.

     Polyolefins activities contributed significantly to the increased income from operations of the Plastics & Fibers segment in 1999 due to improved margins in the second half of the year.

     1998 COMPARED WITH 1997

     Segment Overview

     In the Plastics & Fibers segment, sales to third parties rose 2.4% in 1998 to E7,573 million from E7,395 million in 1997. This increase was due primarily to additional sales from polyolefins operations. The increase in sales was partially offset by lower sales in the Fiber Products division due to price decreases resulting from weak demand due to the Asian economic crisis. When sales from acquisitions are excluded, sales to third parties in 1998 fell 4.5% as compared to 1997.

     Income from operations rose 46.5% in 1998 to E539 million from E368 million in 1997, primarily due to a substantial increase in income from operations in the Styrenic Polymers division. The Polyurethane and Engineering Plastics divisions also contributed to the segment's improvement in income from operations. However, lower income from operations due to lower sales in the Fiber Products division partially offset the increase.

     Assets of the Plastics & Fibers segment increased 12.7% in 1998 to E4,957 million from E4,397 million in 1997 primarily due to additions to tangible fixed assets. Some of these projects included:

        - constructing a polystyrene plant in Joliet, Illinois;

        - adding capacity for polypropylene in Wesseling, Germany;

        - constructing ABS plastic plants in Altamira, Mexico, and Ulsan, Korea; and

        - bringing production plants for ethylbenzene, styrene and polystyrene on stream in Nanjing, China.

     Research and development expenses as a percentage of sales remained substantially unchanged.

     Styrenic Polymers

     In the Styrenic Polymers division, sales to third parties remained generally unchanged in 1998, decreasing 1.3% in 1998 to E1,666 million from E1,687 million in 1997. Sales volumes rose 17% but were offset by an approximately equal decline in the prices for the division's major products in all regions. Sales in 1998 reflected the acquisition of the remaining 50% interest in Hyosung BASF Co. Ltd., which is now known as BASF Company Ltd., Korea. The joint venture had previously been consolidated on a pro rata basis.

     The Styrenic Polymers division contributed substantially to the increase in income from operations of the Plastics & Fibers segment in 1998. The division's income from operations improved significantly due to higher capacity utilization, lowered costs and gains from the sale of the glass-mat-reinforced thermoplastics business to Symalit of Switzerland. The reduction in costs resulted from continued cost cutting, which included closing two polystyrene plants in the United States, as well as from cost advantages from bringing new world-scale plants in Altamira, Mexico; Joliet, Illinois; Ulsan, Korea; and Nanjing, China on stream in 1997 and 1998. The division's foam plastics, particularly XPS (extruded polystyrene), made a significant contribution to profitability due to increased sales and reduced production costs per unit.

     Engineering Plastics

     In the Engineering Plastics division, sales to third parties rose 1.7% in 1998 to El,062 million from El,045 million in 1997. Higher sales were due primarily to increased sales volumes, particularly to the automotive and electrical industries. The increase in sales was partially offset by lower prices across all product groups.

     The Engineering Plastics division contributed substantially to the increase in income from operations of the Plastics & Fibers segment in 1998 through the divestiture in 1997 of unprofitable PMMA (polymethyl methacrylate) production sites and improved operating margins in other product lines, reflecting both increased sales and reduced fixed costs.

     Polyurethanes

     In the Polyurethanes division, sales to third parties rose 1.6% in 1998 to E1,946 million from E1,914 million in 1997, primarily due to a 4% increase in demand. The higher demand, however, was partially offset by a decline in the value of the Korean won and a more than 10% drop in PVC prices due to the Asian economic crisis. The crisis in Asia led to a redirection of exports for Asia to Europe. Demand for polyurethane basic materials and polyurethane systems increased, while demand for polyurethane specialty elastomers remained unchanged.

     The Polyurethanes division contributed substantially to the increase in income from operations of the Plastic & Fiber segment in 1998 because of higher sales in 1998 and the limited impact of the Asian economic crisis on its activities.

     Fiber Products

     In the Fiber Products division, sales to third parties fell 10.8% in 1998 to E1,181 million from El,324 million in 1997 due to weak demand for nylons in Asia during the second half of the year, which resulted in lower prices. The European fibers markets, especially the market for nylon 6, suffered from lower prices and oversupply due to weak Asian demand that prompted a redirection of Asian exports to Europe.

     Polyolefins

     Polyolefins sales to third parties rose 20.7% in 1998 to E1,719 million from E1,424 million in 1997. The increase in sales resulted from the inclusion of Targor sales for its first full calendar year and the expansion of activities in the Elenac joint venture beginning in March 1998. On a comparable basis, sales declined about 12%, due to falling prices for almost all of the division's products. The strong overall sales growth in 1998 was partially offset by lower prices due to intense competition in Europe and reduced demand in Asia.

COLORANTS & FINISHING PRODUCTS

                                  SEGMENT DATA
                              (EUROS IN MILLIONS)

                                                                        %                  %
                                                                      CHANGE             CHANGE
                                                                       FROM               FROM
                                                                     PREVIOUS           PREVIOUS
                                                      1997    1998     YEAR      1999     YEAR
                                                     ------  ------  --------   ------  --------
    Sales to third parties.........................  E6,540  E6,188     (5.4)   E6,395     3.3
    Intersegmental transfers.......................     371     291    (21.6)      259   (11.0)
    Sales incl. intersegmental transfers...........   6,911   6,479     (6.2)    6,654     2.7
    Income from operations.........................     480     642     33.8       608    (5.3)
    Special Items..................................    (48)      19        -      (74)       -
    Operating margin (%)...........................     7.3    10.4     42.5       9.5    (8.7)
    Assets.........................................  E4,052  E3,981     (1.8)   E4,343     9.1
    Return on operational assets (%)...............    12.7    16.0     26.0      14.6    (8.8)
    Research and development expenses..............  E  183  E  158    (13.7)   E  160     1.3

     1999 COMPARED WITH 1998

     Segment Overview

     In the Colorants & Finishing products segment, sales to third parties rose 3.3% in 1999 to E6,395 million from E6,188 million in 1998. Sales increased in all divisions, especially in the Dispersions division as a result of additional sales from the acquisition of the superabsorbents business of Clariant International Ltd. of Switzerland in the fourth quarter of 1998.

     Income from operations fell 5.3% to E608 million in 1999 from E642 million in 1998. Special items of E74 million were charged to income from operations in 1999. These special items resulted from restructuring measures in the Colorants division and from the closure of BASF's multi-divisional production site in Medellin, Colombia, which particularly affected income from operations in the Coatings division. For further information, see Note 22 to the Consolidated Financial Statements.

     To improve the cost structure of the Colorants division, BASF closed production sites and relocated production capacity to Asia. The most significant restructuring measure was the closure of the division's site in Ellesmere Port, England. The decision to close the site was announced in the second quarter of 1999. Completion of the closure is expected at the end of 2000. Charges from the closure of the Ellesmere Port site consist primarily of personnel-related costs for approximately 70 employees and write-offs of tangible fixed assets.

     The decision to close the Coatings division's production site in Medellin, Colombia, was announced in the third quarter of 1999. Completion of the closure is expected at the end of the first half of 2000. Charges from the closure of the production site in Medellin consist primarily of personnel related cost for approximately 70 employees and write-offs of tangible fixed assets. For further information, see Note 22 to the Consolidated Financial Statements.

     Assets of the Colorants & Finishing Products segment increased in 1999 by 9.1% to E4,343 million from E3,981 million in 1998 due to additions to tangible and intangible fixed assets totaling E324 million, especially in the Dispersions division. Major capital expenditures included the following:

          Europe

        - Construction of new plants to manufacture polymer dispersions in Ludwigshafen, Germany, for the Dispersions division.

        - Construction of new plants to manufacture vinylformamide and polyvinylamines for paper chemicals in Ludwigshafen, Germany, for the Dispersions division.

        - Expansion of capacities to manufacture yellow pigments in Ludwigshafen, Germany, for the Colorants division.

          North and South America

        - Expansion of production capacity for manufacturing acrylate and styrene/butadiene dispersions in Monaca, Pennsylvania, for the Dispersions division.

        - Construction of a new powder coatings manufacturing plant in Morganton, North Carolina, for the Coatings division.

        - Construction of a new plant to manufacture paper dyes in Altamira, Mexico, for the Colorants division.

        - Construction of a new plant to manufacture butyl acrylate in Guaratingueta, Brazil, for the Dispersions division.

          Asia

        - Construction of a new plant to manufacture acrylate dispersions in Shanghai, China.

     Research and development costs in the Colorants & Finishing Products segment remained substantially unchanged.

     Colorants

     In the Colorants division, sales to third parties increased slightly in 1999 to E2,217 million from E2,201 million in 1998. Sales rose in Asia due to increased demand as the region recovered from its economic crisis. These positive effects were offset by lower sales in Europe due to continuing low demand and strong price pressure on textile dyes.

     Without giving effect to the special items resulting from the restructuring measures in the Colorants division, this division contributed substantially to the increase in income from operations of the Colorants & Finishing Products segment in 1999 as a result of the recovery of the division's business in Asia and the ongoing improvement of the division's cost structure in all operations.

     BASF intends to reorganize the textile dyes business within the Colorants division by combining its operations with those of DyStar, a joint venture between Bayer AG of Germany and Hoechst AG of Germany. In addition, BASF intends to sell the division's masterbatch business, which produces pigment preparations used to color plastics.

     Coatings

     In the Coatings division, sales to third parties increased slightly in 1999, by 1.1%, to E1,876 million from E1,855 million in 1998. Sales increased in all regions other than South America, where sales suffered due to the 21% devaluation of the Brazilian real against the German mark in 1999. Sales increases, particularly in automotive coatings, offset entirely the decline in sales in decorative paints, which was primarily due to the depreciation of the Brazilian real.

     The division's 1999 sales included sales of Salchi Spa, Italy, now known as BASF Coatings Spa., which was acquired and accounted for under the equity method in 1998 but was fully consolidated for the first time in 1999. Excluding the effect of this consolidation, the division's sales decreased by approximately 2% primarily due to the depreciation of the Brazilian real.

     Income from operations in the Coatings division decreased as a result of the effects of the depreciation of the Brazilian real. Income from operations included special items of approximately E7 million resulting from the closure of the production site in Medellin, Colombia.

     Dispersions

     In the Dispersions division, sales to third parties in 1999 rose 8.0% to E2,302 million from E2,132 million in 1998 due to sales from the superabsorbents business of Clariant International Ltd. of Switzerland, which was acquired in the fourth quarter of 1998. Sales rose in all regions.

     Despite higher sales, income from operations remained substantially unchanged because higher raw material prices put pressure on margins. In the fourth quarter of 1999, margins in the Dispersions division began to improve when it became possible to pass on higher raw material prices to customers. Income from operations in 1999 included special items totaling E24 million. These special items included an impairment loss on tangible fixed assets of the polymin plant in Freeport, Texas, for the production of paper chemicals and special charges from the closure of the multi-divisional site in Medellin, Colombia. BASF expects the improvement in margins to continue into 2000 as price increases take effect.

     1998 COMPARED WITH 1997

     Segment Overview

     In the Colorants & Finishing Products segment, sales to third parties decreased 5.4% in 1998 to E6,188 million from E6,540 million in 1997 primarily due to the economic crises in Asia and Russia. The crises led to weaker demand and lower prices for Colorants division products marketed to the textile and leather industries. Sales in the Dispersions division declined as reductions in raw material costs had to be partially passed on to customers. In the Coatings division, sales declined in part due to the divestiture of the container coatings business to PPG Industries, Inc. of the United States and the sale of its business in electrical insulation systems to Schenectady International Corp. of the United States.

     Income from operations rose 33.8% in 1998 to E642 million from E480 million in 1997. All three divisions in the Colorants & Finishing Products segment contributed to the increase to varying degrees. Improved profitability of the automotive paints business in the Coatings division and to improved margins as a result of lower raw material costs in the Dispersions division were the primary reasons for the increase.

     Assets of the Colorants & Finishing Products segment decreased 1.8% to E3,981 million in 1998 from E4,052 million in 1997, mainly as a result of the divestitures in the Coatings division and plant closures in the Colorants division.

     Research and development expenses as a percentage of sales remained substantially unchanged.

     Colorants

     In the Colorants division, sales to third parties fell 7.8% in 1998 to E2,201 million from E2,387 million in 1997, due mainly to a decrease of about 6% in sales volumes and a decline in prices of about 1%.

     Income from operations in the Colorants division rose in 1998 primarily due to a favorable sales mix as well as a substantial reduction in fixed costs as a result of previous restructuring measures, including the relocation of production sites from Europe to South America and Asia.

     Coatings

     In the Coatings division, sales to third parties fell 6.3% in 1998 to E1,855 million from E1,980 million in 1997 due to the divestiture of various activities. On a comparable basis, the Coatings division achieved a slight increase in sales.

     The Coatings division made the largest contribution among the three divisions to the segment's increase in income from operations. The division's improvement resulted from higher productivity, streamlined core processes, reduced fixed costs and divestitures, which accounted for approximately one-third of the improvement.

     Dispersions

     In the Dispersions division, sales to third parties fell 1.9% in 1998 to E2,132 million from E2,173 million in 1997 primarily due to a decline in prices across all the division's products. The lower prices resulted from a decrease in raw material costs, especially for propylene used to manufacture acrylic acid, that had to be partially passed on to customers. The decrease was partially offset by additional sales from the superabsorbents business acquired from Clariant International Ltd. of Switzerland in the fourth quarter of 1998.

     The Dispersions division contributed substantially to the Colorants & Finishing Products segment's higher income from operations. The increase was due primarily to lower raw material costs and the effect of ongoing restructuring measures that were implemented in 1997.

HEALTH & NUTRITION: PHARMACEUTICALS

                                  SEGMENT DATA
                              (EUROS IN MILLIONS)

                                                                         %                   %
                                                                       CHANGE              CHANGE
                                                                        FROM                FROM
                                                                      PREVIOUS            PREVIOUS
                                                     1997     1998      YEAR      1999      YEAR
                                                    ------   ------   --------   ------   --------
    Sales to third parties........................  E1,792   E2,091      16.7    E2,483      18.7
    Intersegmental transfers......................       2       13     550.0        55     323.1
    Sales incl. intersegmental transfers..........   1,794    2,104      17.3     2,538      20.6
    Income from operations........................     (35)      66         -        11     (83.3)
    Special Items.................................     (22)      (4)     81.2      (164)        -
    Operating margin (%)..........................       -      3.2         -       0.4         -
    Assets........................................  E1,701   E1,949      14.6    E2,145      10.1
    Return on operational assets (%)..............       -      3.6         -       0.5         -
    Research and development expenses.............  E  319   E  375      17.6    E  404       7.7

     1999 COMPARED WITH 1998

     In the Pharmaceuticals segment, sales to third parties in 1999 rose 18.7% to E2,483 million from E2,091 million in 1998. Sales to third parties increased in part due to the first-time consolidation of 12 BASF subsidiaries. Almost all of these subsidiaries were accounted for under the equity method in previous years. Excluding the effect of the new consolidations, sales to third parties in 1999 rose 8.9% as a result of sales increases in all major markets, especially in the segment's most important markets, the United States and Japan. Sales to third parties, based on local currency amounts, increased by 17% in Japan and by 9% in the United States.

     Sales of ethical drugs, which BASF defines as drugs that require prescriptions from physicians and that are sold under individual brand names, rose 17.8% in 1999 to E2,140 million from E1,817 million in 1998.

     Synthroid(R), a thyroid medication that is BASF Phama's top selling drug, contributed the most to the increase in total ethical drug sales in 1999 with an increase in sales of 27%. In 1999, Synthroid(R) was the second most dispensed prescription medication in the United States. Sales of the recently launched products Meridia(R)/Reductil(R), Vicoprofen(R), Tarka(R), Ganaton(R) (Japan) and Hokunalin patch(R) (Japan) increased overall by 17% to E279 million in 1999.

     The following table lists BASF's top selling drugs in 1998 and 1999:

                                                                            SALES    SALES    CHANGE
         BRAND NAME            ACTIVE INGREDIENT         INDICATION          1998     1999     IN %
         ----------            -----------------         ----------         -----    -----    ------
                                                                              (EUROS IN MILLIONS)
  1  Synthroid(R)              Thyroxine          Hypothyroidism            E  313   E  397     27
  2  Isoptin(R)                Verapamil          Coronary heart disease,      214      204     (5)
                                                  hypertension, arrhythmia
  3  Rytmonorm(R)/Rythmol(R)   Propafenone        Arrhythmia                   141      167     18
  4  Meridia(R)/Reductil(R)/   Sibutramine        Obesity                      141      137     (2)
     Raductil(R)
  5  Vicodin(R)/Vicoprofen(R)  Hydrocodone and    Moderate to severe pain      106      115      9
                               acetaminophen/
                               ibuprofen
  6  Brufen(R)                 Ibuprofen          Mild pain                     76       86     14
  7  Iruxol(R)                 Collagenase        Wound healing                 64       67      5
  8  Gopten(R)                 Trandolapril       Hypertension/post             56       64     15
                                                  myocardial infarction
  9  Tarka(R)                  Verapamil/         Hypertension                  33       39     20
                               Trandolapril
 10  Dilaudid(R)               Hydromorphone      Severe Pain                   37       38      3
                                                                            ------   ------     --
     TOTAL................................................................  E1,182   E1,314     11
                                                                            ======   ======     ==

     Exceptional Synthroid(R) sales growth in 1999 resulted primarily from price increases, as well as from growth in prescriptions and from wholesaler stockpiling. Sales of Meridia(R)/Reductil(R)/Raductil(R) declined slightly in 1999, despite a 9% increase in the number of Meridia(R) prescriptions issued in the United States in 1999. Sales for this drug in 1998 were driven by high initial demand, which typically accompanies novel treatments entering the consumer-driven antiobesity market. The decrease also resulted from initial wholesaler stockpiling in the United States in 1998. Meridia(R)/Reductil(R)/Raductil(R) was approved and launched in 16 additional countries in 1999.

     Intersegmental transfers in the Pharmaceuticals segment increased substantially in 1999 to E55 million from E13 million due to higher transfers to the Fine Chemicals segment, especially for the U.S. human nutrition market, where the Fine Chemicals segment markets the nutraceutical SAMe
(S-adenosylmethionine).

     Income from operations in the Pharmaceuticals segment decreased 83.3% to E11 million in 1999 from E66 million in 1998 due to special charges of E164 million. Special charges in 1999 relate primarily to the settlement of U.S. class action lawsuits concerning Synthroid(R). Additional compensation payments were committed to State Attorneys General in the United States and to the Institute for the Advancement of Community Pharmacy. See Note 24 to the Consolidated Financial Statements for further information on the lawsuits involving Synthroid(R).

     Further special charges resulted from provisions for several restructuring measures. The charges consist primarily of write-downs and personnel related costs for approximately 270 employees resulting from the closure of the production site in Beeston, England. See Note 22 to the Consolidated Financial Statements for further information on the site closure.

     An increase in sales of high margin products, such as Synthroid(R) and Rytmonorm(R)/Rythmol(R), and decreasing launch costs for Meridia(R)/Reductil(R) and Vicoprofen(R) had a significant positive effect on income from operations. Tight cost management in research and development as well as in marketing and sales also contributed positively to income from operations. The addition of 12 subsidiaries to the scope of consolidation contributed approximately E14 million to income from operations.

     Research and development costs increased in 1999 by 7.7% to E404 million from E375 million in 1998, which represents 16.3% of the segment's sales in 1999 as compared to 18.0% of sales in 1998.

     Assets of the Pharmaceuticals segment increased in 1999 by 10.1% to E2,145 million from E1,949 million in 1998 due to additions to tangible and intangible assets from several capacity expansion projects for pharmaceutical manufacturing plants and from the additions to the scope of consolidation. These capital expenditures were E115 million in 1999 as compared to E169 million in 1998.

     1998 COMPARED WITH 1997

     In the Pharmaceuticals segment, sales to third parties rose 16.7% in 1998 to E2,091 million from E1,792 million in 1997. The increase was primarily a result of the E141 million in sales from the product launch of Meridia(R), which is used for the treatment of obesity, in the United States and four other countries where it is marketed under the brand names Reductil(R) and Raductil(R). The first-time consolidation of Hokuriku Seiyaku also contributed significantly to the sales increase.

     Sales of ethical drugs, which BASF defines as drugs that require a prescription from a physician and which are sold under an individual brand name, rose 17.7% in 1998 to E1,817 million from E1,544 million in 1997.

     The largest contributor to the increase in total ethical drug sales in 1998 was the antiobesity product Meridia(R)/Reductil(R)/Raductil(R). Vicoprofen(R), a medication for treating severe pain that was first launched in November 1997, also contributed substantially to sales growth in 1998.

     The following table lists BASF's top-selling drugs in 1997 and 1998:

                                                                            SALES    SALES    CHANGE
         BRAND NAME            ACTIVE INGREDIENT         INDICATION          1997     1998     IN %
         ----------            -----------------         ----------         -----    -----    ------
                                                                              (EUROS IN MILLIONS)
  1  Synthroid(R)              Thyroxine          Hypothyroidism            E  318   E  313      (2)
  2  Isoptin(R)                Verapamil          Coronary heart disease,      240      214     (11)
                                                  hypertension, arrhythmia
  3  Rytmonorm(R)/Rythmol(R)   Propafenone        Arrhythmia                   130      141       9
  4  Meridia(R)/Reductil(R)/   Sibutramine        Obesity                        0      141    N/A
     Raductil(R)
  5  Vicodin(R)/Vicoprofen(R)  Hydrocodone and    Moderate to severe pain       70      106      51
                               acetaminophen/
                               ibuprofen
  6  Brufen(R)                 Ibuprofen          Mild pain                     81       76      (6)
  7  Iruxol(R)                 Collagenase        Wound healing                 58       64      11
  8  Gopten(R)                 Trandolapril       Hypertension/post             44       56      27
                                                  myocardial infarction
  9  Dilaudid(R)               Hydromorphone      Severe pain                   34       37      10
 10  Akineton(R)               Biperiden          Parkinson's Disease           33       34       4
                                                                            ------   ------    ----
     TOTAL................................................................  E1,008   E1,182      17
                                                                            ======   ======    ====

     The 1998 decrease of Synthroid(R) sales resulted primarily from an inventory build-up by wholesalers at the end of 1997 due to the announcement of a price increase for 1998.

     The launch of Meridia(R)/Reductil(R)/Raductil(R) was highly successful and the antiobesity drug became the Pharmaceuticals segment's fourth best-selling product in its first year on the market.

     In 1998, the Pharmaceuticals segment's income from operations rose E101 million to E66 million. The most significant contributing factor was the absence of one-time charges for Synthroid(R) associated with class-action lawsuits in the United States. See Note 24 to the Consolidated Financial Statements for further information on the lawsuits involving Synthroid(R). When the charge related to Synthroid(R) is excluded, income from operations remained virtually unchanged in 1998 compared with 1997. The positive contribution of strong sales growth in income from operations in 1998 was offset by higher marketing and sales costs for the launches of Meridia(R) and Vicoprofen(R), as well as higher research and development costs. In addition, the amortization of goodwill increased as a result of the first time consolidation of Hokuriku Seiyaku.

     The cost of the Pharmaceuticals segment's research and development activities was 18.0% of sales in 1998 as compared to 17.7% of sales in 1997.

     Assets of the Pharmaceuticals segment rose 14.6% to E1,949 million from E1,701 million in 1997 primarily due to the first-time consolidation of Hokuriku Seiyaku and the start-up of a new plant in Wyandotte, Michigan for the manufacture of the active ingredient for Synthroid(R).

HEALTH & NUTRITION: FINE CHEMICALS

                                  SEGMENT DATA
                              (EUROS IN MILLIONS)

                                                                          %                   %
                                                                        CHANGE              CHANGE
                                                                         FROM                FROM
                                                                       PREVIOUS            PREVIOUS
                                                      1997     1998      YEAR      1999      YEAR
                                                     ------   ------   --------   ------   --------
    Sales to third parties.........................  E1,154   E1,256       8.8    E1,374      9.4
    Intersegmental transfers.......................      40       31     (22.5)       32      3.2
    Sales incl. intersegmental transfers...........   1,194    1,287       7.8     1,406      9.2
    Income from operations.........................     182      114     (37.4)     (794)       -
    Special Items..................................     (37)       2         -      (829)       -
    Operating margin (%)...........................    15.8      9.1     (42.4)    (57.8)       -
    Assets.........................................  E  700   E1,203      71.9    E1,080    (10.2)
    Return on operational assets (%)...............    30.6     12.0     (60.8)    (69.6)       -
    Research and development expenses..............  E   58   E   65      12.1    E   70      7.7

     1999 COMPARED WITH 1998

     In the Fine Chemicals segment, sales to third parties rose 9.4% in 1999 to E1,374 million from E1,256 million in 1998 due to an increase in sales volumes of approximately 24%, partially offset by a decline in prices of approximately 15%. Sales increased in all markets, especially in human nutrition. Prices declined for vitamins, especially for vitamins E, A and B(2) due to increased competition from Chinese producers, and for lysine, especially in the first half of the year.

     Sales to third parties in 1999 included sales attributable to the lysine business acquired from the Korean Daesang Group, to the animal nutrition business acquired from Takeda Kagaku Shiryo, Japan, and to the worldwide Z-Cote(R) inorganic UVA (ultraviolet light) absorber business acquired from sunSmart Incorporated of the United States. Excluding the effects of these acquisitions, sales to third parties increased by approximately 6% in 1999.

     Transfers to other segments remained substantially unchanged.

     The Fine Chemicals segment incurred a loss of E794 million in 1999 compared to a positive income from operations of E114 million in 1998. The loss was due to special charges of E829 million primarily related to the violation of antitrust laws in the vitamin business in the United States and other countries. See Note 24 to the Consolidated Financial Statements for further information on the antitrust violations.

     Special charges also included an unscheduled write-down on intangible assets of the lysine business acquired in 1998 from the Daesang Group, Korea. The write-down resulted from the reassessment of the recoverability of the recorded intangible assets through future earnings. These are expected to be lower as a result of the sharp decline in the market price for lysine.

     The aforementioned price declines for vitamins and lysine also had a significant negative effect on income from operations.

     Assets in the Fine Chemicals segment decreased in 1999 by 10.2% to E1,080 million from E1,203 million in 1998 due to the aforementioned write-down of intangible assets of the lysine business.

     In 1999 additions to tangible and intangible assets included:

        - a new plant for the production of astaxanthin in Ludwigshafen, Germany,

        - the ongoing expansion of production capacity for carotenoids in Ludwigshafen, and

        - the acquisition of the worldwide UV absorbers business from sunSmart Incorporated of the United States.

     In both 1999 and 1998, the cost of the Fine Chemicals segment's research and development was approximately 5% of sales.

     1998 COMPARED WITH 1997

     In the Fine Chemicals segment, sales to third parties rose 8.8% in 1998 to E1,256 million from E1,154 million in 1997 as a result of increased sales in all market segments, especially in animal nutrition, and in all regions, especially North and South America. A major contributor to the sales increase was the acquisition of the lysine business of the Korean Daesang Group. The sales increase from the acquisition was partially offset by the sale of the segment's feed phosphates marketing operations to Kemira AB of Sweden. In the human nutrition and pharmaceutical ingredients markets, sales rose primarily due to an increase in sales volumes for vitamin E, especially in the United States, and for polymers. In the cosmetics and aroma chemicals markets, sales rose primarily as a result of increasing demand for new intermediates for hair and skin care products.

     Income from operations of the Fine Chemicals segment decreased 37.4% in 1998 to E114 million from E182 million in 1997. This decrease resulted from a loss attributable to the lysine business acquired from Daesang, as a result of the depreciation of tangible assets and the amortization of intangible assets and of lower prices.

     In both 1997 and 1998, the cost of the Fine Chemicals segment's research and development activities was approximately 5% of sales.

     Assets increased in 1998 by 71.9% to E1,203 million from E700 million in 1997 primarily due to additions to tangible and intangible assets resulting from the acquisition of the lysine business of Daesang and to the expansion of the production of carotenoids at BASF's production site in Ludwigshafen, Germany.

HEALTH & NUTRITION: CROP PROTECTION

                                  SEGMENT DATA
                              (EUROS IN MILLIONS)

                                                                        %                  %
                                                                      CHANGE             CHANGE
                                                                       FROM               FROM
                                                                     PREVIOUS           PREVIOUS
                                                      1997    1998     YEAR      1999     YEAR
                                                     ------  ------  --------   ------  --------
    Sales to third parties.........................  E1,641  E1,750     6.6     E1,745    (0.3)
    Intersegmental transfers.......................      35      49    40.0         36   (26.5)
    Sales incl. intersegmental transfers...........   1,676   1,799     7.3      1,781    (1.0)
    Income from operations.........................     201     203     1.0        195    (3.9)
    Operating margin (%)...........................    12.2    11.6    (4.9)      11.2    (3.4)
    Assets.........................................  E1,605  E1,730     7.8     E1,949    12.7
    Return on operational assets (%)...............    16.7    12.2   (26.9)      10.6   (13.1)
    Research and development expenses..............  E  184  E  194     5.4     E  190    (2.1)

     1999 COMPARED WITH 1998

     In the Crop Protection segment, sales to third parties remained substantially unchanged in 1999, totaling E1,745 million, despite a drop in demand, particularly in North America and Western Europe. Fungicide sales increased 4% to E549 million, although the global fungicide market decreased by approximately 5%. Herbicide sales fell 6% to E900 million in line with the global herbicide market decrease of 7%.

     In North America, low agricultural commodity prices and increased planting of genetically modified crops in 1999 increased price competition for crop protection products and the preference of farmers for low-priced, off-patent products. Despite the increase in price competition, sales of the Crop Protection segment in North America increased 5% in 1999 to E609 million. This increase was mainly due to the contribution to sales of Micro Flo, a leading supplier of generic products in the United States. BASF acquired a majority stake in Micro Flo in mid-1998. More than 70% of Micro Flo's sales are currently in the field of insecticides, growth regulators and fungicides.

     In Western and Central Europe, lower commodity prices, deteriorating economic conditions for farmers, an increase in the rate of land left uncultivated and reduced fungal diseases as a result of weather conditions in 1999 adversely affected the market for crop protection products. Due to these factors, sales of the Crop Protection segment in Western Europe and Central Europe decreased 4% in 1999 to E736 million.

     Despite a significant decrease in the South American market for crop protection products in 1999, sales in South America remained relatively stable as a result of growing fungicide sales. Sales in 1999 were E249 million as compared to E252 million in 1998.

     Income from operations decreased slightly in 1999 to E195 million from E203 million in 1998. Expenditures for research and development decreased slightly to E190 million in 1999 from E194 million in 1998 and remained approximately 11% of the Crop Protection segment's sales. As a result of research and development efforts in previous years, the Crop Protection segment launched three new herbicides in time for the 1999 growing seasons. The segment's assets increased 12.7% in 1999 to E1,949 million from E1,730 million in 1998 primarily due to an increase in current assets and to the following additions to tangible assets:

        - the start-up of a new production plant for the formulation of fungicides in Tarragona, Spain;

        - the start-up of a production plant to manufacture a precursor for a new grass herbicide in Ludwigshafen, Germany;

        - the construction of production sites to manufacture a new rice herbicide in Ludwigshafen, Germany; and

        - the construction of a production plant to manufacture a precursor for strobilurin fungicides in Ludwigshafen, Germany.

     Low agricultural commodity prices will influence the markets for crop protection products in the year 2000. In Europe, ongoing restructuring of the European Union's agricultural policies will lead to declining incomes for farmers. Therefore, price pressure will continue and might lower income from operations of the Crop Protection segment. Despite this short-term market outlook, BASF expects that its focus on competitive advantages and key markets for its continuously renewed fungicide and herbicide portfolio will enable it to maintain or even strengthen its market position and serve as a starting point for further growth through promising products in development.

     1998 COMPARED WITH 1997

     In the Crop Protection segment, sales to third parties rose 6.7% in 1998 to E1,750 million from E1,641 million in 1997. The increase in sales in 1998 resulted mainly from an 18.4% increase in sales volumes of fungicides to E529 million, reflecting strong demand for products based on the active ingredient kresoxim-methyl. Herbicide sales fell 2.2% to E958 million in 1998. Sales of selective soybean herbicides declined as a result of increased use of genetically modified crops that are resistant to total herbicides. The sales decline was partially offset by growth in corn herbicide products. As of June 1998, the segment included sales from the acquisition of Micro Flo Co., which is the second-largest supplier of generic agricultural chemicals in the United States based on sales.

     The Crop Protection segment's sales increased 16.8% to E767 million in 1998 in Western and Central Europe. Strong sales for the fungicide brand Allegro(R) (active ingredient: kresoxim-methyl) contributed substantially to this increase. Sales in the Asia, Pacific Area, Africa region rose 2.7% primarily due to higher sales volumes resulting from successful fungicide product launches.

     Income from operations rose 1.0% in 1998 to E203 million from E201 million in 1997. The favorable impact from higher sales, especially in Europe, was substantially offset by currency losses from the devaluation of the Brazilian real, for which a provision was made in 1998.

     Expenditures for research and development rose 5.4% in 1998 to E194 million from E184 million in 1997. In both 1997 and 1998, research and development expenditures amounted to approximately 11% of the segment's sales.

     Assets of the Crop Protection segment increased 7.8% in 1998 to E1,730 million from E1,605 million in 1997 primarily due to additions to tangible and intangible assets from the acquisition of Micro Flo as well as from the construction of new production plants. In Tarragona, Spain, a plant to manufacture kresoxim-methyl, the active ingredient in a new class of strobilurin fungicides, went on stream in February 1998. In Beaumont, Texas, a plant to manufacture the new corn herbicide diflufenzopyr started operations in 1998. At BASF's Ludwigshafen, Germany, site, the production of the new selective cereal herbicide cinidon-ethyl also began in 1998.

OIL & GAS

                                  SEGMENT DATA
                              (EUROS IN MILLIONS)

                                                                        %                  %
                                                                      CHANGE             CHANGE
                                                                       FROM               FROM
                                                                     PREVIOUS           PREVIOUS
                                                      1997    1998     YEAR      1999     YEAR
                                                     ------  ------  --------   ------  --------
    Sales to third parties.........................  E3,198  E2,685   (16.0)    E3,051    13.6
    Intersegmental transfers.......................     247     235    (4.9)       177   (24.7)
    Sales incl. intersegmental transfers...........   3,445   2,920   (15.2)     3,228    10.6
    Royalties......................................     176     204    15.9        214     4.9
    Sales incl. intersegmental transfers, less
      royalties....................................   3,269   2,716   (16.9)     3,014    11.0
    Income from operations.........................     473     276   (41.7)       741   168.5
    Operating margin (%)...........................    14.8    10.3   (30.4)      24.3   135.9
    Assets.........................................  E2,503  E2,622     4.8     E3,003    14.5
    Return on operational assets (%)...............    20.3    10.8   (46.8)      26.3   143.5
    Research and development expenses..............  E   69  E   50   (27.5)    E   47    (6.0)

     1999 COMPARED WITH 1998

     In the Oil & Gas segment, sales to third parties rose 13.6% in 1999 to E3,051 from E2,685 in 1998, primarily due to the 41.4% increase in average crude oil prices in 1999 compared to 1998. In 1999, the average crude oil price for U.K. Brent quality crude oil per barrel was $17.99 compared to $12.72 in 1998.

     Other factors contributing to increased sales were the strength of the U.S. dollar and the first time consolidation of Wintershall Energia, Argentina, which contributed E168 million to the increase in sales. Due to this first-time consolidation, production increased by 19.4% to 77.5 million barrels of oil equivalent. Excluding the new consolidation, sales of the Oil & Gas segment increased 7.4% in 1999, and production declined by almost 7% to 60.5 million barrels of oil equivalent, mainly resulting from the imposition of strict OPEC production quotas. Sales to third parties in the oil and natural gas exploration and production business increased by 40.3% in 1999 to E1,044 from E744 in 1998, due to the aforementioned reasons. Sales to third parties in the oil marketing and refinery business increased 20.1% in 1999 to E1,152 from E959 million in 1998, due to the higher crude oil prices and a higher utilization rate at the refinery in Lingen, Germany, which had a scheduled major shutdown in 1998.

     In December 1999, BASF exited the oil marketing and refinery business by selling for cash to VEBA Oel AG, a subsidiary of VEBA AG, its Emsland refinery in Lingen, Germany together with its 15% share in ARAL AG, a retail gasoline station network in Germany. The gains from the sale of BASF's stake in ARAL are included in BASF's financial result for 1999. The gains from the sale of the refinery are included in the Oil & Gas segment's income from operations for 1999.

     Sales from natural gas distribution and trading decreased 11.6% in 1999 to E808 million from E914 million in 1998. This decrease was primarily due to lower sales in Central Europe.

     Intersegmental transfers decreased in 1999 to E177 million from E235 million in 1998 due to lower volumes of gas supplies.

     Income from operations in the Oil & Gas segment increased by 168.5% in 1999 to E741 million from E276 million in 1998. Income from operations in 1999 included gains from the sale of the refinery in Lingen, Germany, and the sale of Wintershall's operations in Canada. Income from operations in 1998 included gains from the sale of a natural gas reservoir. The increase in income from operations was also due to significantly higher income in the exploration and production business and the oil marketing and refinery business as result of the higher crude oil prices. Income from operations is before income taxes on oil-producing operations that are non-compensable with German corporate tax. See
Note 8 to the Consolidated Financial Statements and "-Group-1999 Compared with 1998-Net Income/Earnings Per Share."

     Assets in the Oil & Gas segment increased 14.5% in 1999 to E3,003 million from E2,622 million in 1998 due to additions to tangible fixed assets, which offset the effects of the divestitures. The additions included assets from the first time consolidation of Wintershall Energia, Argentina. Capital expenditures rose 3.8% in 1999 to E524 million from E505 million in 1998. The Oil and Gas segment's major projects in 1999 were as follows:

        - Completion of the JAGAL gas connection line that links Russian gas reserves from the Yamal peninsula in Siberia to WINGAS's pipeline network system in Western Europe.

        - Expenditures for oil and gas exploration and development projects in Germany, North Africa/ Middle East and Argentina.

     1998 COMPARED WITH 1997

     In the Oil & Gas segment, sales to third parties fell 16.0% in 1998 to E2,685 million from E3,198 million in 1997. This decrease was almost entirely attributable to the 33% drop in average crude oil prices in 1998 as compared to 1997. In 1998, the average crude oil price for U.K. Brent quality crude oil per barrel was $12.72 as compared to $19.09 in 1997.

     A further decline in sales to third parties was due to a scheduled overhaul of BASF's refinery in Lingen, Germany. These effects, however, were partially offset by increased oil production and by slightly higher revenues in the natural gas distribution and trading activities.

     Sales in the oil and natural gas exploration and production business declined 27.1% in 1998 to E774 million from E1,062 million in 1997, almost entirely due to the drop in crude oil prices, which was partially offset by higher volumes of oil production. Volumes increased 9.6% in 1998 to 64.9 million barrels of oil equivalent from 59.2 million barrels of oil equivalent in 1997.

     The drop in crude oil prices in 1998 was triggered by a world-wide increase in oil inventory levels, resulting from high production levels, coupled with a decrease in demand for oil due to the economic crises in Asia, Russia and to a lesser extent, South America.

     In 1998 Wintershall and its joint venture partners in Deminex - VEBA Oel AG and RWE-DEA Aktiengesellschaft fur Mineraloel und Chemie of Germany - agreed to terminate the Deminex joint venture and to divide the constituent parts among the partners. The principal reason for the dissolution was to allow the partners in the joint venture to control their own exploration and production operations and to manage costs more effectively in the increasingly competitive exploration and production business. By taking over Deminex's gas operations in Argentina, Wintershall added 746 BSCF to its total natural gas reserves.

     Sales in the oil marketing and refinery business decreased by 16.2% in 1998 to E959 million from E1,144 million in 1997. This decrease was due to an approximately 10% decrease in prices for the refinery products and a scheduled overhaul of BASF's refinery in Lingen, Germany.

     Sales from natural gas distribution and trading increased 1.5% in 1998 to E914 million from E900 million, reflecting an increase in sales volume of 19.8% in 1998 to 473.4 billion cubic feet from 395.0 billion cubic feet in 1997. This increase was almost entirely offset by a decline in prices linked to the drop in crude oil prices.

     Royalties increased 15.9% in 1998 to E204 million from E176 million in 1997 due to the higher production level. Income from operations in the Oil & Gas segment decreased by 41.7% in 1998 to E276 million from E473 million in 1997, primarily as a result of the sharp decline of crude oil prices in 1998.

     Assets in the Oil & Gas segment increased by 4.8% in 1998 to E2,622 million from E2,503 million in 1997 primarily due to the expansion of the natural gas pipeline system and capital expenditures for oil and gas exploration and development activities in the key areas of Germany and North Africa/Middle East. Further additions resulted from the expansion of the underground natural gas storage in Rehden, Germany

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

and from projects that improved the efficiency of the refinery in Lingen, Germany. See "Item 1. Oil & Gas" for more information about BASF's natural gas distribution and trading operations, oil and gas exploration, production and refining activities.

                        LIQUIDITY AND CAPITAL RESOURCES

     The following table sets forth the summarized cash flows of BASF in each of the last three fiscal years:

                                                             YEAR ENDED DECEMBER 31,
                                                          ------------------------------
                                                            1997       1998       1999
                STATEMENTS OF CASH FLOW                   --------   --------   --------
Net income..............................................  E 1,654    E 1,699    E 1,237
Depreciation of fixed assets............................    2,057      2,289      2,690
Changes in net current assets...........................     (412)       181        172
Miscellaneous items.....................................       (8)      (425)      (844)
                                                          -------    -------    -------
CASH PROVIDED BY OPERATING ACTIVITIES...................  E 3,291    E 3,744    E 3,255
Additions to tangible and intangible fixed assets.......   (2,480)    (2,722)    (2,939)
Acquisitions and divestitures, net......................     (363)      (760)       696
Financial investments and other items...................      223        255        144
                                                          -------    -------    -------
CASH USED IN INVESTING ACTIVITIES.......................  E(2,620)   E(3,227)   E(2,099)
Proceeds from capital increases.........................       63         27       (176)
Changes in financial indebtedness.......................        2        (95)       (95)
Dividends paid..........................................     (519)      (630)      (697)
                                                          -------    -------    -------
CASH USED IN FINANCING ACTIVITIES.......................  E  (454)   E  (698)   E  (968)
Changes in cash assets affecting liquidity..............      217       (181)       188
Initial cash assets and other changes...................      626        938        802
                                                          -------    -------    -------
CASH AND CASH EQUIVALENTS AT YEAR END...................  E   843    E   757    E   990

     1999 COMPARED WITH 1998

     Cash from Operating Activities

     The primary source of liquidity for BASF in 1999 and 1998 was cash provided by operating activities. Cash from operations decreased 13.1% in 1999 to E3,255 million from E3,744 million in 1998. The cash outflow in 1999 from the change in receivables and inventories was E1,545 million, while in 1998 there was a cash inflow from the change in receivables and inventories of E430 million. The cash outflow in 1999 was more than offset by cash inflows from an increase of E1,717 million in accounts payable, trade and other accrued liabilities. In 1999, cash generated from operating activities included E299.1 million from the sale of accounts receivable.

     Investing Activities

     Total capital investments, including acquisitions and investments in financial assets, decreased 13.4% in 1999 to E4,214 million from E4,868 million in 1998.

     Cash used for investing activities, after deducting income from divestitures, decreased 35.0% to E2,099 million from E3,227 million in 1998. As discussed below, this decrease was primarily due to higher proceeds from divestitures and significantly lower spending for acquisitions, partially offset by the higher capital expenditures on tangible and intangible fixed assets. The additions to tangible and intangible assets included:

        - plant construction in the Chemicals segment,

        - plant construction and acquisitions in the Plastics & Fibers segment,

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

        - plant construction in the Colorants & Finishing Products segment,

        - plant construction in the Crop Protection segment, and

        - natural gas pipeline expansions and expenditures on oil and gas exploration in the Oil & Gas segment.

     Capital expenditures on tangible and intangible fixed assets rose 8.0% in 1999 to E2,939 million from E2,722 million in 1998. Further additions of E397 million were the result of acquisitions in 1999 as compared to E969 million in 1998.

     Spending in Europe in 1999 accounted for 60% of total spending compared with 56% in 1998. In North America, spending rose to 34% of total capital expenditures compared with 29% in 1998. In the Asia, Pacific Area, Africa region, spending declined to 4% of total capital expenditures compared with 6% in 1998. Spending in South America remained generally unchanged at 2%.

     In the Chemicals segment, capital expenditures rose 30.0% to E763 million in 1999 compared with E587 million in 1998. Capital expenditures included:

        - the start-up of a new acetylene plant in Geismar, Louisiana;

        - the ongoing construction of a steamcracker with BASF's partner, TotalFinaElf S.A., in Port Arthur, Texas;

        - the completion of the aromatics extraction unit within BASF's steamcracker in Antwerp, Belgium;

        - the expansion of production sites for formaldehyde, butanediols and optically active intermediates in Ludwigshafen, Germany;

        - the start-up of a new butanediol/tetrahydrofurane plant in Ulsan, Korea;

        - expanding capacities of methylamines and butylamines in Ludwigshafen, Germany;

        - expanding capacities of ethylamines in Antwerp, Belgium; and

        - expanding capacities of polytetrahydrofurane in Geismar, Louisiana.

     Capital contributions made for the construction of production plants to manufacture syngas, oxo alcohols, phtalic anhydride and plasticizers at the Verbund site in Kuantan, Malaysia are not included in these capital expenditures.

     In the Plastics & Fibers segment, capital expenditures rose 33.8% to E998 million in 1999 compared with E746 million in 1998. The main additions to tangible assets in 1999 were as follows:

          Europe

        - Construction of a new TDI (toluene diisocyanate) plant in Schwarzheide, Germany.

        - Expansion of production capacity for PBT (polybutylene terephthalate) in Schwarzheide, Germany for BASF's joint venture with GE Plastics.

        - Streamlining polyethylene production and construction of a new plant for PE-HD (high-density polyethylene) in Wesseling, Germany, for the BASF's polyolefins operations (through the Elenac joint venture).

        - Construction of a new plant for PE-LD (low-density polyethylene) in Berre, France (through the Elenac joint venture).

        - Expansion of the production capacities of the polyether polyols plant in Antwerp, Belgium.

        - Expansion of the nylon 6 polymerization unit in Antwerp, Belgium.

          North and South America

        - Expansion of production sites for compounding engineering plastics in Wyandotte, Michigan.

        - Expansion of the caprolactam plant in Freeport, Texas.

        - Construction of an additional plant to manufacture MDI
          (diphenylmethane diisocyanate) in Geismar, Louisiana.

        - Construction of a new styrene copolymers plant in Altamira, Mexico

          Asia

        - Construction of new compounding sites in Pasir Gudang, Malaysia.

        - Expansion of the polystyrene plant in Nanjing, China for BASF's joint venture, Yangzi-BASF Styrenics.

     Not included are the capital contributions made to BASELL Eastern, Singapore, a joint venture between BASF and Shell, for the construction of production sites to manufacture styrene and propylene oxide in the Engineering Plastics division.

     In the Colorants & Finishing Products segment, capital expenditures decreased by 6.9% in 1999 to E324 million from E348 million in 1998. The major projects concluded or initiated were as follows:

          Europe

        - Construction of new plants for the manufacture of polymer dispersions in Ludwigshafen, Germany.

        - Construction of new plants for the manufacture of vinylformamide and polyvinylamines for paper chemicals in Ludwigshafen, Germany.

        - Expansion of capacities to manufacture yellow pigments in Ludwigshafen, Germany.

          North and South America

        - Expansion of the production capacity to manufacture acrylate and styrene/butadiene dispersions in Monaca, Pennsylvania.

        - Construction of a new powder coatings production plant in Morganton, North Carolina.

        - Construction of a new plant to manufacture paper dyes in Altamira, Mexico.

        - Construction of a new plant to manufacture butyl acrylate in Guaratingueta, Brazil.

          Asia

        - Construction of a new plant to manufacture acrylate dispersions in Shanghai, China.

     Not included are the capital contributions of E153 million made to BASF Petronas for the construction of the acrylate complex at the Verbund site in Kuantan, Malaysia.

     In the Pharmaceuticals segment, capital expenditures decreased to E115 million from E169 million in 1998. Capital expenditures consisted of modernizing and expanding pharmaceutical manufacturing plants.

     In the Fine Chemicals segment, capital expenditures decreased to E73 million from E586 million in 1998. Capital expenditures included expanding production capacities for the citral and Lysmeral(R) fragrances, the expansion of the production capacity for cartenoids and the construction of a new plant for the ultraviolet light absorber, Uvinul(R).

     In the Crop Protection segment, capital expenditures decreased to E93 million from E247 million in 1998. The major capital expenditures included:

        - the start-up of a new production plant for the formulation of fungicides in Tarragona, Spain;

        - the start-up of a production plant to manufacture a precursor for a new grass herbicide in Ludwigshafen, Germany;

        - the construction of production facilities to manufacture a new rice herbicide in Ludwigshafen, Germany; and

        - the construction of a production plant to manufacture a precursor for strobilurin fungicides in Ludgwigshafen, Germany.

     In the Oil & Gas segment, capital expenditures rose 3.8% to E524 million from E505 million in 1998, primarily due to the completion of the JAGAL gas connection line that links Russian gas reserves from the Yamal peninsula in Siberia to WINGAS's pipeline network system in Western Europe and to expenditures for oil and gas exploration in Germany, North Africa/Middle East and Argentina.

     See "Item 1. Description of Business" and "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations" for more information on individual projects.

     In 1999, proceeds from divestitures were E1,094 million resulting primarily from the sale of the oil marketing and refinery business and the sale of the COMPO(R) specialty fertilizers business.

     See "Item 1. Description of Business" and "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations" for more information on these divestitures.

     Proceeds from the sale of financial assets and securities amounted to E980 million in 1999. Cash used for investments in financial assets and securities was E878 million, resulting in an excess cash inflow in 1999 of E102 million. The investments in financial assets included the acquisition of a 40% ownership stake in the Swedish seed company Svalof Weibull AB, within the Crop Protection segment as well as capital contributions of E153 million to the joint venture BASF Petronas Chemicals Sdn. Bhd Malaysia/ BASF Services Malaysia for the Verbund site in Kuantan, Malaysia.

     Further proceeds were realized from the sale of tangible and intangible fixed assets of E42 million compared to E92 million in 1998.

     Financing Activities

     Financing activities resulted in a cash outflow of E968 million in 1999, an increase of E270 million compared to 1998. The increase was primarily attributable to BASF's share buy back program which accounted for E256 million of this amount. The exercise of warrants from the 3% U.S. Dollar Option Bonds of BASF Finance Europe 1986/2001 led to a cash inflow of E80 million. Dividend payments to BASF shareholders amounted to E693 million as compared to E537 million in 1998. Dividends per share in 1999 were E1.13, compared with E1.12 in 1998.

     The cash outflow from the repayment of financial indebtedness exceeded the cash inflow from additional financial indebtedness by E95 million in 1999. A major component of the repayment was the redemption of the 7% U.S. Dollar Bonds of BASF Finance Europe 1992/1999 with a value of $200 million.

     Total financial indebtedness for 1999 amounted to E1,294 million, a decrease of 1.7% compared to 1998. Approximately 55.4% of the financial indebtedness was denominated in U.S. dollars in 1999, compared to 59% in 1998. Approximately 14.2% was denominated in Chinese renminbi, compared to 12.2% in 1998. Approximately 9.3% was denominated in euros, compared to 15.2% in 1998.

     Short-term borrowing accounted for 27.8% of total liabilities and equity in 1999 compared with 24.6% in 1998.

     At the end of 1999, BASF had E497 million in unused credit lines. The credit lines are cancelable at the option of either the bank or BASF. In addition, to support BASF's anticipated level of commercial paper issuances, various banks have committed backup lines of credit in the amount of E719 million for BASF's global commercial paper program, which was established in July 1999 and allows BASF to issue commercial paper in an amount up to US$2.3 billion. BASF can also draw on these lines when there is no commercial paper outstanding.

     Cash and Cash Equivalents

     The decrease of cash used in investing activities, which was partially offset by a decrease in cash from operating activities and an increase of each used for financing activities, led to an increase of E188 million in cash and cash equivalents.

     Marketable securities decreased to E518 million in 1999 from E745 million in 1998. Total liquid funds increased to E1,508 million in 1999 from E1,503 million in 1998. Their share of total assets was 5.0% in 1999, compared to 5.6% in 1998.

     Commitments for Investments

     At the end of 1999, BASF planned to spend about E2.5 billion on investments during 2000. BASF plans to maintain spending at 2000 levels during 2001. Funds are to be used to build new production plants and to expand existing production sites. See "Item 1. Description of Business" for further information on these projects. The Chemicals segment accounts for the largest share of capital expenditures.

     Major commitments for capital expenditures by segment in 2000 are as follows:

          Chemicals

        - Ongoing construction of a steamcracker in Port Arthur, Texas.

        - Construction of a new propylene plant in Tarragona, Spain.

        - Construction of new plants to manufacture hexanediol and caprolactone in Freeport, Texas.

        - Ongoing construction of new oxo alcohols and plasticizers production sites in Kuantan, Malaysia.

        - Additional capacity for the production of surfactants in Geismar, Louisiana.

        - Additional capacity for butanediol in Ludwigshafen, Germany.

        - Additional capacity for neopentylglycol in Freeport, Texas.

        - Additional capacity for ethylene oxide and glycols in Geismar, Louisiana.

          Colorants & Finishing Products

        - Ongoing construction of plants for acrylic acid in Kuantan, Malaysia.

        - Construction of a new plant for superabsorbents in Antwerp, Belgium.

        - Construction of a new plant for vinylformamid in Ludwigshafen, Germany.

        - Ongoing activities to add capacity for dispersions in Ludwigshafen, Germany.

          Plastics & Fibers

        - Additional capacity for the production of MDI in Geismar, Louisiana.

        - Construction of a new plant for polyethylene in Berre, France.

        - Construction of a new plant for polyethylene in Wesseling, Germany.

        - Construction of a new plant for polypropylene in Tarragona, Spain.

        - Ongoing construction of a new plant for propylene oxide and styrene in Singapore.

        - Additional capacity for the production of TDI in Schwarzheide, Germany.

        - Construction of a new plant for the production of TDI in Geismar, Louisiana.

        - Construction of new plants to manufacture ethylbenzene and styrene in Ludwigshafen, Germany.

        - Additional capacity for ethylbenzene in Antwerp, Belgium.

        - Construction of new plants for nylon 6 in Ludwigshafen, Germany.

        - Expansion of EPS (expandable polystyrene) production capacity in Guaratingueta, Brazil.

        - Additional capacity for the production of HIPS in Sao Jose dos Campos, Brazil.

        - Construction of a new plant for TDI in Yosu, Korea.

        - Additional capacity for the production of MDI in Yosu, Korea.

        - Additional capacity for the production of polyether polyols in Ulsan, Korea.

          Crop Protection

        - Construction of new production sites to manufacture a new fungicide from the strobilurin class of active ingredients in Schwarzheide, Germany.

          Oil & Gas

        - Expansion of pipelines, especially the JAGAL gas connection line, that links Russian gas reserves from the Yamal peninsula in Siberia to WINGAS's pipeline network system in Western Europe.

        - Participation in the construction of the Cruz del Sur pipelines, connecting Buenos Aires, Argentina to Montevideo, Uruguay.

        - Participation in the exploration of the first German offshore gas field in the German sector of the North Sea.

     In addition to the above described projects, further commitments include the replacement of tangible assets, the restructuring of related investments and additions to existing capacities in the normal course of BASF's businesses.

     On March 31, 2000, BASF announced that it signed an agreement to acquire the crop protection business of American Home Products Corporation for about $3.8 billion. BASF estimates that goodwill related to this acquisition will be in excess of $2 billion, which will be amortized over a period not longer than 20 years. This estimate may change after the final allocation of the purchase price. See further discussion on the acquisition of the crop protection business in "Item 1. Description of Business - Health & Nutrition: Crop Protection."

     BASF expects that cash flow from operations will continue to be the primary source of funds for capital expenditures and working capital requirements. BASF believes that its cash flow and available liquid assets will be sufficient to meet its anticipated cash needs. BASF would meet any temporary additional funding needs by issuing commercial paper or utilizing other short-term funding sources. In this respect, a global commercial paper program has been established in July 1999 which allows BASF to issue commercial paper in an amount up to $2.3 billion. BASF would meet additional long-term funding needs
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

by utilizing long-term funding sources such as the issuance of corporate bonds. In addition, at the Annual Meeting on April 29, 1999, BASF shareholders authorized the Board of Executive Directors to increase the subscribed capital of BASF by up to E500 million with the issuance of new shares. See Note 18 to Consolidated Financial Statements for further information. BASF has no current plans to issue new shares. On March 8, 2000, BASF Aktiengesellschaft announced its intention to buy back BASF Shares over the course of the following months for a total purchase price of up to E2 billion, which could result in a buy-back of approximately 7% of the outstanding BASF Shares based on a purchase price of E44.30 per share.

     1998 COMPARED WITH 1997

     Cash from Operating Activities

     The primary source of liquidity for BASF in 1998 and in 1997 was cash provided by operating activities. Cash from operations rose 13.8% in 1998 to E3,744 million from E3,291 million in 1997. The cash inflow in 1998 from the change in receivables and inventories was E430 million, while the cash outflow from changes in receivables and inventories was E837 million in 1997. The cash inflows in 1998 were partially offset by cash outflows from a reduction of accounts payable, trade, and other accrued liabilities.

     Investing Activities

     Total capital investments, including acquisitions and investments in financial assets, rose 25.0% in 1998 to E4,868 million from E3,895 million in 1997.

     Cash used for investing activities increased 23.2% in 1998 to E3,227 million from E2,620 million in 1997. As discussed below, this increase was principally due to additions to financial assets and securities and to tangible and intangible fixed assets, including:

        - plant construction in the Chemicals segment,

        - plant construction and acquisitions in the Plastics & Fibers segment,

        - plant construction and acquisitions in the Colorants & Finishing Products segment,

        - acquisitions in the Fine Chemicals and Crop Protection segments, and

        - natural gas pipeline and storage site expansions in the Oil & Gas segment.

     Capital expenditures on tangible and intangible fixed assets rose 9.8% in 1998 to E2,722 million from E2,480 million in 1997. Further additions of E969 million were the result of acquisitions.

     Spending in Europe in 1998 accounted for 56% of total spending compared with 59% in 1997. Spending in the NAFTA region remained steady at 33%, but spending in the Asia-Pacific/Africa region rose to 9% of total capital expenditures compared with 6% in 1997. Spending in South America remained unchanged at 2%.

     BASF increased capital expenditures in 1998 for all segments.

     In the Chemicals segment, capital expenditures rose 19.8% to E587 million in 1998 compared with E490 million in 1997. Major projects in 1998 included:

        - the construction of a steamcracker in Port Arthur, Texas, with BASF's partner TotalFinaElf;

        - the construction of an acetylene production plant in Geismar, Louisiana;

        - the construction of a new site for the production of polytetrahydrofuran and butanediol in Ulsan, Korea; and

        - the expansion of oxo alcohol production in Freeport, Texas.

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

     In the Plastics & Fibers segment, capital expenditures rose 10.8% to E746 million in 1998 compared with E673 million in 1997. The additions to tangible assets in 1998 included:

        - plants for the production of styrenic polymers and engineering plastics in Joliet, Illinois, and Ulsan, Korea;

        - the start-up of a complete styrene value-added chain in Nanjing, China, with BASF's joint venture partner Yangzi Petrochemicals;

        - the acquisition of Hoechst's polyethylene business by Elenac, the joint venture with Shell Petroleum N.V., and the acquisition of the 50% holding of Hyosung T&C Co. Ltd. in the joint venture Hyosung BASF Co. Ltd., which is now known as BASF Company Ltd., Korea; and

        - the construction of a new production plant for the production of ABS/ASA (acrylonitrile-butadiene-styrene/acrylonitrile-styrene-acrylate) in Altamira, Mexico.

     In the Colorants & Finishing Products segment, capital expenditures rose 35.9% to E348 million from E256 million in 1997. The main capital expenditures in 1998 included:

        - the expansion of the production of dispersions in Ludwigshafen, Germany;

        - the start-up of a new plant for 2-ethylhexyl acrylate in Freeport, Texas; and

        - the acquisition of Clariant's superabsorbents business.

     In the Health & Nutrition business segment, capital expenditures rose 151.8% to E1,002 million from E398 million in 1997. This large increase was primarily due to the Fine Chemicals segment's acquisition of the lysine business of Daesang and the Crop Protection segment's acquisition of a majority interest in Micro Flo Co., Florida. Further expenditures in 1998 included those for the expansion of the production of carotinoides in Ludwigshafen, Germany.

     In the Oil & Gas segment, capital expenditures rose 56.8% to E505 million from E322 million in 1997, primarily as a consequence of the enlargement of the natural gas pipeline system and storage sites in Rehden, Germany. In 1998, the second section of the west German connection line (WEDAL) from Soest to Aachen became operational. The extension of the gas line connecting the Yamal peninsula in Siberia to Western Europe went ahead.

     See "Item 1. Description of Business" and "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations" for more information on individual projects.

     After deducting the proceeds from divestitures primarily in the Colorants & Finishing Products segment and the sale of a 35% stake in Comparex Informationssysteme GmbH, BASF spent about E760 million on acquisitions in 1998 compared to E364 million in 1997.

     Proceeds from the sales of financial assets and securities amounted to E1,341 million in 1998. Cash used for investments in financial assets and securities was E1,177 million, resulting in an excess cash inflow in 1998 of E164 million. The investments in financial assets included the acquisition in the Colorants & Finishing Products segment of the Italian industrial coatings manufacturers Salchi Spa and capital contributions to the joint venture BASF Petronas Chemicals Sdn. Bhd., Malaysia, with Petronas to finance the construction of the acrylic acid and acrylate complex in Kuantan, Malaysia. They further relate to the Explorations- und Produktionsbeteiligungsgesellschaft of Wintershall mbH, which was established in connection with the split-up of Deminex and which took over Deminex's former operations in Argentina (Wintershall Energia S.A.). In 1997, cash used for investments in financial assets and securities was E954 million and cash generated from the sale of such items was E1,067 million, resulting in an excess cash inflow of E114 million. Further proceeds were realized from the sale of tangible and intangible fixed assets of E92 million in 1998 and E109 million in 1997.

     Financing Activities

     Financing activities resulted in an outflow of E698 million in 1998, an increase of E244 million from 1997. The increase was primarily attributable to dividend payments to shareholders, which amounted to E636 million in 1998 compared to E537 million in 1997. Dividends per share in 1998 were E1.12, an increase for the fifth consecutive year, compared with E1.02 in 1997.

     The cash outflow from the repayment of financial indebtedness exceeded the cash inflow from additional financial indebtedness by E95 million in 1998. A major component of the repayment was the redemption of Eurobonds by BASF S.A. Brazil.

     Total financial indebtedness for 1998 amounted to E1,316 million, an increase of E190 million compared to 1997. The increase resulted from the inclusion of additional companies domiciled in China and Korea in the scope of consolidation. Approximately 59% of the financial indebtedness was denominated in U.S. dollars in 1998 compared to 68% in 1997. Short-term borrowing accounted for 24.6% of total liabilities and equity in 1998 compared with 26.1% in 1997.

     At the end of 1998, BASF had E670 million in unused credit lines. The credit lines are cancelable at the option of either the bank or BASF.

     Cash and Cash Equivalents

     The 1998 increase in cash outflows from operating and financing activities led to a decline in cash and cash equivalents. Additional cash resulted from the addition to consolidations mentioned above. Cash equivalents at the end of 1998 were E85 million lower than in 1997.

     Marketable securities decreased to E745 million in 1998 from E1,003 million in 1997. Total liquid funds decreased E343 million to E1,503 million. Their share of total assets was 5.6% in 1998 compared to 7.5% in 1997.

     Commitments for Investments

     At the end of 1998, BASF planned to spend about E2.7 billion on investments during 1999. BASF plans to maintain spending at 1999 levels during 2000. Funds are to be used to build new production plants and to expand existing production sites. See "Item 1. Description of Business" for further information on these projects. The Chemicals segment accounts for the largest share of capital expenditures.

     Major commitments for capital expenditures by segment in 1999 are as follows:

          Chemicals

        - Ongoing construction of a steamcracker in Port Arthur, Texas.

        - Construction of a new propylene plant in Tarragona, Spain.

        - Ongoing construction of a new acetylene production plant in Geismar, Louisiana.

        - Construction of new oxo alcohols and plasticizers production sites in Kuantan, Malaysia.

        - Ongoing construction of a new butanediol production plant in Ulsan, Korea.

        - Additional capacity for butanediol in Ludwigshafen, Germany, and Ulsan, Korea.

        - Construction of new production sites for MDI-precursors in Geismar, Louisiana.

        - Additional capacity for ethylene oxide and glycols in Geismar, Louisiana and in Antwerp, Belgium.

          Colorants & Finishing Products

        - Ongoing construction of plants for acrylic acid in Kuantan, Malaysia.

        - Ongoing activities to add capacity for dispersions in Ludwigshafen, Germany.

          Plastics & Fibers

        - Ongoing construction of a production plant for ABS in Altamira, Mexico.

        - Additional capacity for the production of MDI in Geismar, Louisiana.

        - Ongoing construction of a propylene oxide plant in Moerdijk, the Netherlands.

          Oil & Gas

        - Expansion of pipelines, especially the JAGAL gas connection line, that links Russian gas reserves from the Yamal peninsula in Siberia to WINGAS's pipeline network system in Western Europe.

     In addition to the above described projects, further commitments include the replacement of tangible assets, the restructuring of related investments and additions to existing capacities in the normal course of BASF's businesses.

     BASF expects that cash flow from operations will continue to be the primary source of funds for capital expenditures and working capital requirements. BASF believes that its cash flow and available liquid assets will be sufficient to meet its anticipated cash needs. BASF would meet any temporary additional funding needs by issuing commercial paper or utilizing other short-term funding sources. BASF would meet additional long-term funding needs by utilizing long-term funding sources such as the issuance of corporate bonds. In addition, at the Annual Shareholders Meeting on April 29, 1999, BASF shareholders authorized the Board of Executive Directors to increase the subscribed capital of BASF by up to E500 million with the issuance of new shares. See Note 18 to Consolidated Financial Statements for further information. BASF has no current plans to issue new shares.

EXCHANGE RATE EXPOSURE AND RISK MANAGEMENT

     BASF transacts its business in many currencies other than the German mark and the euro. Although about 24% BASF's 1999 sales, about 25% of 1998 sales and about 26% of 1997 sales were to customers in Germany, about 42% of 1999 sales, about 40% of 1998 sales and 39% of 1997 sales were to customers outside Europe. Moreover, about 35% of BASF's 1999 sales, about 33% of 1998 sales and about 30% of 1997 sales were attributable to BASF operations conducted outside Europe.

     As a result of BASF's foreign currency exposure, exchange rate fluctuations have a significant impact in the form of both translation risk and transaction risk on BASF's Consolidated Financial Statements. Translation risk is the risk that BASF's Consolidated Financial Statements for a particular period or as of a certain date may be affected by changes in the prevailing rates of the various currencies of the reporting subsidiaries against the German mark and the euro. Transaction risk is the risk that the currency structure of BASF's costs and liabilities deviates to some extent from the currency structure of BASF's sales proceeds and assets.

     The effect of exchange rate fluctuations on BASF's income from operations for 1999, 1998 and 1997 is shown in BASF's Consolidated Financial Statements under the line items "other operating income" and "other operating expense." See
Note 5 to the Consolidated Financial Statements for further information. The net effect of exchange rate fluctuations on BASF's income from operations amounted to a net gain of E36.7 million in 1999, a net loss of E164.1 million in 1998 and a gain of E50.1 million in 1997, of which a gain of E20.7 million in 1999, a loss of E153.1 million in 1998 and a gain of E7.8 million in 1997 relate to fluctuations. The difference between 1999 and 1998 was primarily due to the higher U.S. dollar in comparison to the German mark. The difference between 1998 and 1997 was due primarily to a sharp decline in 1998 of various currencies in South America, especially the Brazilian real, for which a provision was made in 1998, and in Asia, especially the Korean won. The weakening of the U.S. dollar in 1998 as compared to 1997 also contributed to the change in the effect of exchange rate fluctuations on BASF's income from operations.

     Foreign currency translation adjustments had a positive effect of E509.8 million on stockholders' equity in 1999 primarily due to the strengthening of the U.S. dollar and the Japanese yen in 1999 compared to 1998. Foreign currency translation adjustments had a negative effect of E160.8 million on stockholders' equity in 1998 primarily due to the weakening U.S. dollar in 1998.

     Exchange rate risk management is centralized at BASF Aktiengesellschaft and is conducted by BASF divisions designated for this purpose. BASF bases its foreign exchange risk management generally on exposures derived from receivables and payables already accounted for. Planned sales revenues or expenses are only considered if such data is based on fixed contracts. To calculate the exchange rate exposure in a particular currency, receivables and payables are netted first. Generally receivables exceed payables resulting in substantial net exposures in U.S. dollars, the British pound and the Japanese yen.

     To mitigate the impact of currency exchange rate fluctuations, the remaining exposure to currency risk is assessed on a daily basis. BASF applies a selective hedging strategy in that a varying portion of the exposure in each currency is hedged based on forecasts of the exchange rate development versus the euro. In this respect, forward exchange contracts with a term of several weeks to six months or currency options with a term of usually one month are concluded to match the term of the hedging instruments with the term of the underlying positions.

     In 1999, BASF's hedging transactions have been aimed primarily at minimizing exchange rate risks against the U.S. dollar, the British pound, the Japanese yen, the Singapore dollar and the Mexican peso. See "Item 9A. Quantitative and Qualitative Disclosure About Market Risk" and Note 26 to the Consolidated Financial Statements for further information.

EURO INTRODUCTION

     On January 1, 1999, the euro was introduced in 11 member states of the European Union (including Germany) participating in the European Monetary Union as a common legal currency alongside the national currencies (so-called "legacy currencies") of the participating countries.

     The conversion rates between the euro and the legacy currencies are irrevocably fixed. From January 1, 1999 through January 1, 2002, the participating countries are also scheduled to maintain their legacy currencies as legal tender for goods and services. Beginning January 1, 2002, new euro-denominated bills and coins will be issued, and legacy currencies must be withdrawn from circulation no later than July 1, 2002.

     In the second half of 1995, BASF began coordinating preparations for the introduction of the euro. To this end, a European Steering Committee was established and several company task forces examined the planning, coordination and implementation of all measures that would be necessary for a successful change from the legacy currencies to the euro.

     The multi-currency capability of BASF's financial accounting systems enabled euro-denominated transactions as of January 1, 1999, giving BASF the flexibility to conduct business transactions with customers and suppliers in euros, if requested. All BASF transactions in money and capital markets as well as foreign exchange transactions have been effected in euros as of January 4, 1999. During this parallel currency phase, the euro is treated as if it were a foreign currency in BASF's financial accounting systems. BASF began presenting its financial statements in euros with effect from January 1, 1999.

     BASF's transition from the German mark to the euro in all accounting systems and records took place in April 2000 with retroactive application as of January 1, 2000. As of that date and until June 30, 2002, at the latest, the German mark will be treated like a foreign currency within BASF's financial accounting systems.

     BASF believes that the introduction of the euro will reduce its cost of bearing foreign currency exchange risk and will diminish the uncertainties relating to currency fluctuations from export sales within the European Monetary Union.

     The foreign currency exposure from transactions in U.S. dollar or Japanese yen or other currencies outside the European Monetary Union will not be changed by the introduction of the euro and will depend on actual exposure at the time of risk assessment.

ITEM 9A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     BASF is exposed to foreign currency and interest rate risks during the normal course of business. In cases where BASF intends to hedge against these risks, financial derivatives are used, including forward exchange contracts, currency options, interest rate/currency swaps or combined instruments. In addition, derivative instruments are used to replace transactions in original financial instruments, such as shares or fixed-interest securities.

     Exclusive use is made of commonly used instruments with sufficient market liquidity. Derivative financial instruments are only used if they have corresponding underlying positions arising from the operating business, cash investments and financing. The leverage effect that can be achieved with derivatives is deliberately not used. The derivative instruments held by BASF are solely held for purposes other than trading.

     Where financial derivatives have a positive market value, BASF is exposed to credit risks in the event of non-performance of their counterparts. The credit risk is minimized by exclusively trading contracts with major creditworthy financial institutions.

     To ensure efficient risk management, market risks are centralized at BASF Aktiengesellschaft and BASF Group companies designated for this purpose. BASF has developed and implemented internal guidelines based on the principles of separation of functions for the completion and execution of derivative instruments.

     The risks arising from changes in exchange rates and interest rates as a result of the underlying transactions and the derivative transactions concluded to secure them are monitored constantly. For this purpose, market quotations or computer or mathematical models are used to determine the current market values not only of the underlying transactions but also of the derivative transactions and these are compared with each other. Where derivative instruments are completed as replacement for original financial instruments, market trends are also monitored constantly.

                         INTEREST RATE RISK MANAGEMENT

     BASF holds a variety of interest rate sensitive financial instruments to manage the liquidity and cash needs of its operations. Financial liabilities mostly consist of bank loans (60% of financial liabilities), which BASF group companies worldwide took up from numerous local banks in their various home currencies. Additionally fixed-rate U.S. dollar bonds are outstanding (18% of financial liabilities) as well as a number of variable and fixed-rate U.S. dollar-denominated industry and environmental bonds with a preferred tax status in the United States (17% of total liabilities). The remaining debt consists of a number of other bonds or commercial paper (5% of financial liabilities).

     In addition to the interest rate risk exposure resulting from financial liabilities described above, BASF entered into a number of interest derivatives, combined interest/currency derivatives or combined interest/ equity derivatives with banks. In most cases BASF is obliged to pay a fixed rate in a foreign currency and receives a variable rate in German marks. Such swaps were concluded to optimize the internal financing of group companies worldwide and to offer the internal parties the desired credit terms and cash flows. BASF also entered into swap contracts for which BASF pays a quarterly variable rate and receives a positive Equity Index performance. Such instruments are described in greater detail under "Other Derivatives."

     The following information on debt is presented in euro (E) equivalents, which is BASF's reporting currency.

INTEREST RATE RISK MANAGEMENT
PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY
INTEREST RATE -- DECEMBER 31, 1998

                                                                                                FAIR VALUE
                                                  1999    2000-2003   THEREAFTER    TOTAL    DECEMBER 31, 1998
                                                  -----   ---------   ----------   -------   -----------------
DEBT, INCLUDING CURRENT PORTION
U.S. DOLLAR (USD)
Fixed rate......................................  156.3     200.1        14.4        370.7          362.4
Weighted avg. interest rate (fixed).............   7.0%      3.1%        7.3%
Variable rate...................................  142.9      89.5       174.1        406.5          406.5
Interest rate (variable)........................   5.4%      6.9%        4.7%
SUBTOTAL........................................                                     777.2          768.9

EURO (EUR)
Variable rate...................................  116.3      42.6        40.8        199.8          199.8
Interest rate (variable)........................   3.4%      3.2%          8%
SUBTOTAL........................................                                     199.8          199.8

CHINESE RENMINBI (CNY)
Variable rate...................................  114.5      14.1        31.0        159.6          159.6
Interest rate (variable)........................   7.7%      7.6%        9.3%
SUBTOTAL........................................                                     159.6          159.6

OTHER CURRENCIES
Fixed rate......................................   12.1                               12.1           12.1
Weighted avg. interest rate (fixed).............  11.2%
Variable rate...................................  110.0      55.0         2.1        167.1          167.1
Interest rate (variable)........................   7.0%     10.6%       13.0%
SUBTOTAL........................................                                     179.2          179.2
                                                  -----     -----       -----      -------        -------

TOTAL...........................................  652.1     401.3       262.4      1,315.8        1,307.5

     Fixed rate U.S. dollar debt with a remaining term of more than one to five years of E200.1 million includes the 3% U.S. Dollar Option Bond 1986/2001 of BASF Finance Europe N.V. with an amount of E196.8 million due in 2001.

PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY
INTEREST RATE -- DECEMBER 31, 1999

                                                                                                 FAIR VALUE
                                 2000    2001    2002    2003   2004   THEREAFTER    TOTAL    DECEMBER 31, 1999
                                 -----   -----   -----   ----   ----   ----------   -------   -----------------
DEBT, INCLUDING CURRENT PORTION
U.S. DOLLAR (USD)
Fixed rate.....................  101.1   284.1    18.9   13.8   13.6      23.5        455.0          444.3
Weighted avg. interest rate
  (fixed)......................   7.0%    3.8%    7.3%   7.2%   7.1%      6.8%
Variable rate..................   50.4     4.7     2.3      -      -     204.2        261.6          261.6
Interest rate (variable).......   6.9%    6.6%    6.6%      -      -      4.8%
SUBTOTAL.......................                                                       716.6          705.9

EURO (EUR)
Fixed rate.....................   45.4     6.1     4.7    4.5   14.6       3.1         78.4           78.4
Weighted avg. interest rate
  (fixed)......................   3.4%    4.8%    4.7%   3.8%   3.9%      1.5%
Variable rate..................   31.7     4.9     2.0    1.8    1.6       0.6         42.6           42.6
Interest rate (variable).......   3.3%    3.1%    3.1%   3.1%   3.1%      1.7%
SUBTOTAL.......................                                                       121.0          121.0

CHINESE RENMINBI (CNY)
Fixed rate.....................  141.9                                                141.9          141.9
Weighted avg. interest rate
  (fixed)......................   6.1%
Variable rate..................    4.7    26.4    10.9      -      -         -         42.0           42.0
Interest rate (variable).......   6.6%    6.3%    6.4%
SUBTOTAL.......................                                                       183.9          183.9

OTHER CURRENCIES
Fixed rate.....................  167.1    43.0    16.4    4.2    0.1         -        230.8          230.8
Weighted avg. interest rate
  (fixed)......................   7.9%    9.6%   12.5%   9.5%   5.5%         -
Variable rate..................   34.9     4.6       -      -    2.6         -         42.1           42.1
Interest rate (variable).......   9.4%   10.6%                  2.1%
SUBTOTAL.......................                                                       272.9          272.9
                                 -----   -----   -----   ----   ----     -----      -------        -------

TOTAL..........................  577.2   373.8    55.2   24.3   32.5     231.4      1,294.4        1,283.7

     Fixed rate U.S. dollar debt with a remaining term of more than one to five years of E330.4 million includes the 3% U.S. Dollar Option Bond 1986/2001 of BASF Finance Europe N.V. with an amount of E229.2 million due in 2001.

     Other currencies at December 31, 1999, in which BASF has issued debt are primarily the Korean won, the Malaysian ringgit, the Singapore dollar, the Argentinian peso and the Japanese yen.

     The following information on derivatives is presented in euro equivalents, which is BASF's reporting currency. The instruments' actual cash flows are denominated in the currencies noted parenthetically.

INTEREST RATE SWAPS -- DECEMBER 31, 1998

                                                EXPECTED MATURITY DATE
                                         (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                     ---------------------------------------------      TOTAL AMOUNT           FAIR VALUE
                                     1999   2000   2001   2002   2003   THEREAFTER   (EUROS IN MILLIONS)   (EUROS IN MILLIONS)
                                     ----   ----   ----   ----   ----   ----------   -------------------   -------------------
CANADIAN DOLLAR (CAD)
Payer Swap (variable to fixed).....    6      6                                              12                   (0.2)
Weighted to average pay rate
  (fixed)..........................  6.3%   6.7%
Weighted average receive rate
  (variable).......................  5.1%   5.1%

INTEREST RATE SWAPS -- DECEMBER 31, 1999

                                                EXPECTED MATURITY DATE
                                         (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                     ---------------------------------------------      TOTAL AMOUNT           FAIR VALUE
                                     2000   2001   2002   2003   2004   THEREAFTER   (EUROS IN MILLIONS)   (EUROS IN MILLIONS)
                                     ----   ----   ----   ----   ----   ----------   -------------------   -------------------
U.S. DOLLAR (USD)
Payer Swap (variable to fixed).....           7                             141             148                   2.03
Weighted to average pay rate
  (fixed)..........................         6.7%                            7.0%
Weighted average receive rate
  (variable).......................         6.4%                            7.2%

     The total volume of interest rate swaps went up from E12 million to E148 million. This was due to a number of new long-term swaps for U.S. dollars with maturity dates in the years 2009 and 2029.

INTEREST RATE AND CROSS CURRENCY SWAPS -- DECEMBER 31, 1998

                                                   EXPECTED MATURITY DATE
                                            (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                        ---------------------------------------------      TOTAL AMOUNT           FAIR VALUE
                                        1999   2000   2001   2002   2003   THEREAFTER   (EUROS IN MILLIONS)   (EUROS IN MILLIONS)
                                        ----   ----   ----   ----   ----   ----------   -------------------   -------------------
U.S. DOLLAR (USD)/GERMAN MARK (DEM)
Amount payable on maturity (USD)......         171                                             171
Amount receivable on maturity (DEM)...         143                                             143                    (2.1)
Weighted average pay rate (fixed,
  USD)................................         7.3%
Weighted average receive rate (fixed,
  DEM)................................         6.8%
Amount payable on maturity (USD)......                        171    171       342             684
Amount receivable on maturity (DEM)...                        141    159       308             608                   (71.5)
Weighted average pay rate (fixed,
  USD)................................                        7.6%   6.7%      5.3%
Weighted average receive rate
  (variable, DEM).....................                        3.4%   3.6%      5.1%
Amount payable on maturity (USD)......                  54     68                              122
Amount receivable on maturity (DEM)...                  59     76                              135                    11.3
Weighted average pay rate (variable,
  USD)................................                 5.6%   5.7%
Weighted average receive rate
  (variable, DEM).....................                 3.7%   3.9%
DUTCH GUILDER (NLG)/GERMAN MARK (DEM)
Amount payable on maturity (NLG)......                          5                                5
Amount receivable on maturity (DEM)...                          6                                6                     0.5
Weighted average pay rate (fixed,
  NLG)................................                        6.2%
Weighted average receive rate (fixed,
  DEM)................................                        5.8%
Amount payable on maturity (NLG)......     5                    3                                8
Amount receivable on maturity (DEM)...     5                    3                                8                    (0.4)
Weighted average pay rate (fixed,
  NLG)................................   4.8%                 6.0%
Weighted average receive rate
  (variable, DEM).....................   3.2%                 3.4%
JAPANESE YEN (JPY)/GERMAN MARK (DEM)
Amount payable on maturity (JPY)......    34             6                                                              40
Amount receivable on maturity (DEM)...    33             6                                      39                     3.0
Weighted average pay rate (fixed,
  JPY)................................   1.8%          2.5%
Weighted average receive rate
  (variable, DEM).....................   3.2%          3.3%
CANADIAN DOLLAR (CAD)/GERMAN MARK
  (DEM)
Amount payable on maturity (CAD)......                  11                                      11
Amount receivable on maturity (DEM)...          11                                              11                    (0.8)
Weighted average pay rate (fixed,
  CAD)................................                 6.9%
Weighted average receive rate
  (variable, DEM).....................                 3.3%
BRAZILIAN REAL (BRL)/U.S. DOLLAR (USD)
Amount payable on maturity (BRL)......    33                                                    33
Amount receivable on maturity (USD)...    33                                                    33                    0.02
Weighted average pay rate (fixed,
  BRL)................................  16.8%
Weighted average receive rate (fixed,
  USD)................................  10.0%

                                                   EXPECTED MATURITY DATE
                                            (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                        ---------------------------------------------      TOTAL AMOUNT           FAIR VALUE
                                        1999   2000   2001   2002   2003   THEREAFTER   (EUROS IN MILLIONS)   (EUROS IN MILLIONS)
                                        ----   ----   ----   ----   ----   ----------   -------------------   -------------------
SPANISH PESETA (ESP)/GERMAN MARK (DEM)
Amount payable on maturity (ESP)......     6                                                     6
Amount receivable on maturity (DEM)...     6                                                     6                     0.5
Weighted average pay rate (fixed,
  ESP)................................   7.7%
Weighted average receive rate (fixed,
  DEM)................................   5.6%
Amount payable on maturity (DEM)......                         24                               24
Amount receivable on maturity (DEM)...                         24                               24                     1.6
Weighted average pay rate (fixed,
  ESP)................................                        5.5%
Weighted average receive rate
  (variable, DEM).....................                        3.5%

INTEREST RATE AND CROSS CURRENCY SWAPS -- DECEMBER 31, 1999

                                                   EXPECTED MATURITY DATE
                                            (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                        ---------------------------------------------      TOTAL AMOUNT           FAIR VALUE
                                        2000   2001   2002   2003   2004   THEREAFTER   (EUROS IN MILLIONS)   (EUROS IN MILLIONS)
                                        ----   ----   ----   ----   ----   ----------   -------------------   -------------------
U.S. DOLLAR (USD)/GERMAN MARK (DEM)
Amount payable on maturity (USD)......   199                                    64             263
Amount receivable on maturity (DEM)...   143                                    61             204                   (60.63)
Weighted average pay rate (fixed,
  USD)................................   7.3%                                 n.a.
Weighted average receive rate (fixed,
  DEM)................................   6.8%                                 n.a.
Amount payable on maturity (USD)......                 199    199    199       538           1,135
Amount receivable on maturity (DEM)...                 141    159    184       494             978                  (148.43)
Weighted average pay rate (fixed,
  USD)................................                 7.6%   6.7%   5.8%      7.4%
Weighted average receive rate
  (variable, DEM).....................                 4.5%   5.0%   5.1%      5.3%
Amount payable on maturity (USD)......           37     62                                      99
Amount receivable on maturity (DEM)...           35     59                                      93                    (6.75)
Weighted average pay rate (variable,
  USD)................................          6.6%   6.8%
Weighted average receive rate
  (variable, DEM).....................          4.1%   4.6%
DUTCH GUILDER(NLG)/GERMAN MARK (DEM)
Amount payable on maturity (NLG)......                   4                                       4
Amount receivable on maturity (DEM)...                   4                                       4                     0.04
Weighted average pay rate (fixed,
  NLG)................................                 6.2%
Weighted average receive rate (fixed,
  DEM)................................                 5.8%
Amount payable on maturity (NLG)......                   3                                       3
Amount receivable on maturity (DEM)...                   3                                       3                    (0.02)
Weighted average pay rate (fixed,
  NLG)................................                 6.0%
Weighted average receive rate
  (variable, DEM).....................                 4.5%
JAPANESE YEN (JPY)/GERMAN MARK (DEM)
Amount payable on maturity (JPY)......            4                    4                         9
Amount receivable on maturity (DEM)...            3                    3                         7                    (1.92)
Weighted average pay rate (fixed,
  JPY)................................          2.5%                 0.7%
Weighted average receive rate
  (variable, DEM).....................          4.1%                 5.1%
CANADIAN DOLLAR (CAD)/GERMAN MARK
  (DEM)
Amount payable on maturity (CAD)......           14                                             14
Amount receivable on maturity (DEM)...           11                                             11                    (2.68)
Weighted average pay rate (fixed,
  CAD)................................          6.9%
Weighted average receive rate
  (variable, DEM).....................          4.3%
BRAZILIAN REAL (BRL)/U.S. DOLLAR (USD)
Amount payable on maturity (BRL)......    74     10                                             84
Amount receivable on maturity (USD)...    70     10                                             80                    (5.11)
Weighted average pay rate (fixed,
  BRL)................................   9.5%  10.1%
Weighted average receive rate (fixed,
  USD)................................     0%     0%
SPANISH PESETA (ESP)/GERMAN MARK (DEM)
Amount payable on maturity (ESP)......                  24                                      24
Amount receivable on maturity (DEM)...                  24                                      24                    (0.64)
Weighted average pay rate (fixed,
  ESP)................................                 5.5%
Weighted average receive rate (fixed,
  DEM)................................                 4.6%

---------------
(1) Amounts stated under USD/DEM-fixed/fixed in column "Thereafter" represent two swaps with predefined cashflows. Respective interest rates have not been agreed between the parties. Total Amount of USD/DEM-fixed/variable includes a swap of USD80 million with ascending interest rate from 2%-19.5% p.a.

     The total volume of interest rate and cross currency swaps went up from E1,012.3 million to E1,409 million. This was due to a number of new U.S. dollar/German mark swaps that BASF entered into to optimize the internal financing of group companies worldwide. The total fair value of the swaps changed from E(58.3) million to E(227.9) million mainly due to rising U.S. dollar and Japanese yen exchange rates versus the German mark and to overall increased volumes.

OTHER DERIVATIVES - DECEMBER 31, 1998

                                                EXPECTED MATURITY DATE
                                         (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                     ---------------------------------------------      TOTAL AMOUNT           FAIR VALUE
                                     1999   2000   2001   2002   2003   THEREAFTER   (EUROS IN MILLIONS)   (EUROS IN MILLIONS)
                                     ----   ----   ----   ----   ----   ----------   -------------------   -------------------
Equity index swap (1)..............                         51                                51                  12.20
Weighted average pay rate
  (variable).......................                        3.5%
Weighted average receive rate
  (variable).......................                        N/A
Bond index swap (2)................  153                                                     153                   2.60
Weighted average pay rate
  (variable).......................  3.1%
Weighted average receive rate
  (variable).......................  N/A
Interest rate cap (3)..............   43                                                      43                      0

---------------
(1) Represents an index swap to create synthetic share investments with a guarantee of the capital invested.

(2) Represents an index swap to create synthetic fixed income investments.

(3) Represents an interest rate cap contract of 30 million British pounds and a strike rate of 7.5% (3-month British pound LIBOR) to protect an anticipated borrowing position.

OTHER DERIVATIVES - DECEMBER 31, 1999

                                                EXPECTED MATURITY DATE
                                         (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                     ---------------------------------------------      TOTAL AMOUNT           FAIR VALUE
                                     1999   2000   2001   2002   2003   THEREAFTER   (EUROS IN MILLIONS)   (EUROS IN MILLIONS)
                                     ----   ----   ----   ----   ----   ----------   -------------------   -------------------
Equity index swap (1)..............                  51                                      51                  26.02
Weighted average pay rate
  (variable).......................                 4.8%
Weighted average receive rate
  (variable).......................                 N/A

---------------
(1) Represents an index swap to create synthetic share investments with a guarantee of the capital invested.

                        FOREIGN EXCHANGE RISK MANAGEMENT

     The principal derivative financial instruments used by BASF to cover foreign currency exposures resulting from trade receivables and payables are foreign exchange contracts and currency options. In 1999, transactions were primarily aimed at hedging the exchange rate risk against the U.S. dollar, the British pound, the Japanese yen, the Singapore dollar and the Mexican peso.

     The tables below provide information about significant derivative financial instruments that are sensitive to changes in foreign currency exchange rates.

FOREIGN CURRENCY FORWARD CONTRACTS -- DECEMBER 31, 1998 (ALL MATURING IN 1999)

                                                                                    WEIGHTED AVERAGE
                                                                CONTRACT AMOUNT         FORWARD            FAIR VALUE
                                                              (EUROS IN MILLIONS)    EXCHANGE RATE     (EUROS IN MILLIONS)
                                                              -------------------   ----------------   -------------------
GERMAN MARK (DEM)
Purchase Swiss franc (CHF)..................................            8.2              123.03               (0.05)
Purchase Spanish peseta (ESP)...............................           12.3                1.18                0.01
Purchase British pound (GBP)................................           30.2                2.81               (0.11)
Purchase Japanese yen (JPY).................................           26.6                1.41                0.75
Purchase U.S. dollar (USD)..................................          192.2                1.77               (7.22)
Sale Austrian schilling (ATS)...............................            4.6               14.21                0.00
Sale British pound (GBP)....................................          108.4                2.79                0.07
Sale Japanese yen (JPY).....................................           73.1                1.36               (5.76)
Sale Portuguese escudo (PTX)................................          215.3                0.97               (1.11)
Sale U.S. dollar (USD)......................................        1,643.3                1.69               10.21
Sale Australian dollar (AUD)................................           28.6                1.03                0.04
Sale New Zealand dollar (NZD)...............................            2.0                 .87                0.03
Sale Swedish krona (SEK)....................................            2.0               21.51                0.00
Sale Canadian dollar (CAD)..................................           11.2                1.09                0.02
Sale Danish krone (DKK).....................................            5.6               26.22                0.00
Sale Singapore dollar (SGD).................................            3.6                1.02                0.01
U.S. DOLLAR (USD)
Purchase Dutch guilder (NLG)................................            2.0                2.00                0.13
Sale Mexican peso (MXP).....................................            5.1               10.09               (0.05)
Sale UF (1).................................................            9.2               0.032               (0.14)

---------------
(1) UF = Unidad de Fomento equals 14.685 Chilean pesos.

FOREIGN CURRENCY FORWARD CONTRACTS -- DECEMBER 31, 1999 (1)

                                                                                    WEIGHTED AVERAGE
                                                                CONTRACT AMOUNT         FORWARD            FAIR VALUE
                                                              (EUROS IN MILLIONS)    EXCHANGE RATE     (EUROS IN MILLIONS)
                                                              -------------------   ----------------   -------------------
EURO (EUR)
Sale Australian dollar (AUD)................................           27.8                 1.63              (0.97)
Sale Canadian dollar (CAD)..................................            6.8                 1.49              (0.10)
Sale Danish krone (DKK).....................................           13.5                 7.44              (0.00)
Sale British pound (GBP)....................................          168.7                 0.64              (3.87)
Sale Hongkong dollar (HKD)..................................            0.7                 7.81              (0.01)
Sale Japanes yen (JPY)......................................           64.2               109.05              (4.17)
Sale New Zealand dollar (NZD)...............................            2.5                 2.06              (0.15)
Sale Swedish krona (SEK)....................................            2.1                 8.79              (0.05)
Sale Singapore dollar (SGD).................................           67.1                 2.01             (12.51)
Sale Thai bath (THB)........................................            0.6                41.80              (0.06)
Sale U.S. dollar (USD)......................................        1,676.0                 1.04             (35.45)
Purchase Singapore dollar (SGD).............................            8.2                 1.71              (0.14)
Purchase U.S. dollar (USD)..................................          183.7                 1.03               3.01
U.S. DOLLAR (USD)
Sale Australian dollar (AUD)................................           12.5                 1.54              (0.05)
Sale Chinese renminbi (CNY).................................            5.7                 8.31              (0.30)
Sale Mexican peso (MXP).....................................           90.5                11.42             (13.04)
Sale British pound (GBP)....................................            0.5                 0.62              (0.00)
Sale Indonesian rupia (IDR).................................            6.0             7,236.00              (0.10)
Sale Malaysian ringgit (MYR)................................            3.6                 3.77               0.03
Sale Brazilian real (BRL)...................................            6.1                 2.03              (0.64)
Sale UF (2).................................................            3.0                 0.03              (0.06)
Sale Argentinian peso (ARS).................................           19.9                 1.00              (0.07)
Sale Taiwan dollar (TWD)....................................           11.4                31.60              (0.12)
Sale Thai bath (THB)........................................            4.2                38.52              (0.09)
Purchase Danish krona (DKK).................................           18.9                 7.41              (0.95)
Purchase Columbian peso (COP)...............................            8.1             2,175.41              (1.10)
BRITISH POUND (GBP)
Sale Australian dollar (AUD)................................            2.0                 2.53              (0.04)
Purchase Japanese yen (JPY).................................            0.1               163.75               0.00
Purchase Danish krona (DKK).................................            0.4                11.98              (0.02)
JAPANESE YEN (JPY)
Purchase Danish krona (DKK).................................            0.8                 7.26              (0.14)
AUSTRALIAN DOLLAR (AUD)
Purchase Danish krona (DKK).................................            0.3                 4.83              (0.02)
NEW ZEALAND DOLLAR (NZD)
Purchase Danish krona (DKK).................................            0.1                 3.86              (0.01)

---------------
(1) All maturing in 2000 except E12 million in 2001-2003 and E67 million in 2004.

(2) UF = Unidad de Fomento equals 15.066 Chilean pesos.

     The total volume of forward currency contracts remained stable at a level of E2.416 million for 1999. The total fair value of foreign currency forward contracts changed from E(3.9) million to E(71.1) million mainly due to negative market values resulting from the sale of U.S. dollars, Singapore dollars and Mexican pesos.

FOREIGN CURRENCY OPTIONS -- DECEMBER 31, 1998 (ALL MATURING IN 1999)

                                                                CONTRACT AMOUNT      WEIGHTED AVERAGE         FAIR VALUE
                                                              (EUROS IN MILLIONS)   OPTION STRIKE PRICE   (EUROS IN MILLIONS)
                                                              -------------------   -------------------   -------------------
U.S. dollar (USD) put (sell)/German mark (DEM) call (buy)...         252.1                 1.64                   0.8
U.S. dollar (USD) call (buy)/German mark (DEM) put (sell)...         207.1                 1.69                  (1.4)
U.S. dollar (USD) call (buy)/Brazilian real (BRL) put
  (sell)....................................................          77.2                 1.30                   0.8

FOREIGN CURRENCY OPTIONS -- DECEMBER 31, 1998 (ALL MATURING IN 2000)

                                                                CONTRACT AMOUNT      WEIGHTED AVERAGE         FAIR VALUE
                                                              (EUROS IN MILLIONS)   OPTION STRIKE PRICE   (EUROS IN MILLIONS)
                                                              -------------------   -------------------   -------------------
Euro (EUR) call (sell)/Japanese yen (JPY) put (buy).........            73                109.03                  1.5
Euro (EUR) put (buy)/Japanese yen (JPY) call (sell).........            79                101.82                 (5.0)
U.S. dollar (USD) call (sell)/Brazilian real (BRL) put
  (buy)(1)..................................................            41                  1.89                  1.0

---------------
(1) This position includes the purchase of USD calls in an aggregate amount of E30 million for which the final strike price is dependent on an variable interbank interest rate (CD). Therefore the strike price can only be estimated.

     The total volume of foreign currency options went down from E536.1 million to E193.4 million. Instead of hedging U.S. dollar receivables with collars, such instruments were used to hedge Japanese yen receivables. The total fair value of foreign currency options changed from E0.3 million to E(2.5) million.

CROSS CURRENCY SWAPS --DECEMBER 31, 1998

                                                EXPECTED MATURITY DATE
                                        (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                   ------------------------------------------------      TOTAL AMOUNT           FAIR VALUE
                                   1999    2000   2001    2002    2003   THEREAFTER   (EUROS IN MILLIONS)   (EUROS IN MILLIONS)
                                   -----   ----   -----   -----   ----   ----------   -------------------   -------------------
PAYMENT OF U.S. DOLLAR (USD)
Notional amount..................           171      54     239    171       342               977                  (62.3)
Average contract rate German mark
  (DEM)/U.S. dollar (USD)........          1.40    1.83    1.51   1.56      1.51              1.52
PAYMENT OF DUTCH GUILDER (NLG)
Notional amount..................      5                      9                                 14                  (0.35)
Average contract rate German mark
  (DEM)/Dutch guilder (NLG)......  90.00                  89.47                              89.66
PAYMENT OF JAPANESE YEN (JPY)
Notional amount..................     34              6                                       39.6                    3.0
Average contract rate German mark
  (DEM)/Japanese yen (JPY).......   1.41           1.47                                       1.42
PAYMENT OF CANADIAN DOLLAR (CAD)
Notional amount..................                    11                                         11                   (0.8)
Average contract rate German mark
  (DEM)/Canadian dollar (CAD)....                  1.10                                       1.10
PAYMENT SPANISH PESETA (ESP)
Notional amount..................      6             24                                         30                    2.1
Average contract rate German mark
  (DEM)/Spanish peseta (ESP).....   1.20           1.18                                       1.18
PAYMENT OF BRAZILIAN REAL (BRL)
Notional amount..................     33                                                        33                   0.02
Average contract rate U.S. dollar
  (USD)/Brazilian real (BRL).....   1.21                                                      1.21

CROSS CURRENCY SWAPS --DECEMBER 31, 1999

                                                EXPECTED MATURITY DATE
                                        (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                   ------------------------------------------------      TOTAL AMOUNT           FAIR VALUE
                                   2000    2001   2002    2003    2004   THEREAFTER   (EUROS IN MILLIONS)   (EUROS IN MILLIONS)
                                   -----   ----   -----   -----   ----   ----------   -------------------   -------------------
PAYMENT OF U.S. DOLLAR (USD)
Notional amount..................    199     37     261     199    199       601             1,497                (215.82)
Average contract rate German mark
  (DEM)/U.S. dollar (USD)........   1.40   1.80    1.49    1.56   1.80      1.80              1.66
PAYMENT OF DUTCH GUILDER (NLG)
Notional amount..................                     7                                          7                   0.02
Average contract rate German mark
  (DEM)/Dutch guilder (NLG)......                 89.17                                      89.17
PAYMENT OF JAPANESE YEN (JPY)
Notional amount..................             4                      4                           9                  (1.92)
Average contract rate German mark
  (DEM)/Japanese yen (JPY).......          1.47                   1.51                        1.49
PAYMENT OF CANADIAN DOLLAR (CAD)
Notional amount..................            14                                                 14                  (2.68)
Average contract rate German mark
  (DEM)/Canadian dollar (CAD)....          1.08                                               1.08
PAYMENT SPANISH PESETA (ESP)
Notional amount..................                    24                                         24                  (0.64)
Average contract rate German mark
  (DEM)/Spanish peseta (ESP).....                  1.19                                       1.19
PAYMENT OF BRAZILIAN REAL (BRL)
Notional amount..................     74     10                                                 84                  (5.11)
Average contract rate U.S. dollar
  (USD)/Brazilian real (BRL).....   1.90   1.85                                               1.89

OTHER DERIVATIVES -- DECEMBER 31, 1998

     None.

OTHER DERIVATIVES -- DECEMBER 31, 1999

                                                EXPECTED MATURITY DATE
                                         (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                     ---------------------------------------------      TOTAL AMOUNT           FAIR VALUE
                                     2000   2001   2002   2003   2004   THEREAFTER   (EUROS IN MILLIONS)   (EUROS IN MILLIONS)
                                     ----   ----   ----   ----   ----   ----------   -------------------   -------------------
Break forward(1)...................    12                                                    12                   (1.11)
Average contractual forward
  exchange rate....................  2.07

---------------
(1) Represents a Foreign Currency Forward Contract (purchase of U.S. dollar, sale of Brazilian real at a forward rate of 2.07 BRL/USD) combined with the purchase of a put option at a strike price of 1.87 BRL/USD in order to hedge a U.S. dollar liability. The additional put will reduce the purchase cost for the notional U.S. dollar amount if the exchange rate falls below 1.87 BRL/USD.

                             MARKETABLE SECURITIES

     As of December 31, 1999, BASF owns debt and equity securities as well as mutual funds which are exposed to price changes. These financial instruments are used as profitable investments of BASF's cash surplus and are not held for trading purposes. All securities are quoted by stock exchanges, and the funds have readily determinable market prices. The securities are reflected in the U.S. GAAP reconciliation at their fair value of E536.9 million, which includes unrealized gains of E19.5 million. See Note 16 to the Consolidated Financial Statements for further information. BASF carefully monitors developments in the financial markets.

     In addition, BASF entered into swap contracts for which BASF pays a quarterly variable rate and receives a positive Equity Index performance (for details see table "Other Derivatives"). Such swaps were concluded to synthetically create an equity investment using the variable interest payments from liquid funds. While BASF is obliged to pay on a quarterly basis a variable interest rate, the payments of the counterparties are dependent on the DAX-Index development during the stipulated term. However, a special provision secures that a negative DAX-Index performance must not be reimbursed. Therefore the maximum equity exposure is a zero payment from the counterparties. The fair value of the DAX-Libor-Swaps were E26 million as of December 31, 1999.

     A 10% change in overall equity prices would not materially impact BASF's operations, financial position or cash flows.

                             COMMODITY PRICE RISKS

     Certain BASF divisions are exposed to fluctuations in prices for raw materials and commodities. BASF operates in markets where raw material and products prices are commonly affected by cyclical movements of the economy.

     In order to secure the supply of raw materials, BASF has signed long-term supply contracts and is buying additional quantities on spot markets. Some of the most important raw materials involved are:

        - Propylene

        - Benzene

        - Titanium dioxide

        - Cyclohexene

        - Methanole

        - Alpha olefins

     The following measures are taken to avoid and manage risks in the purchase of raw materials:

        - BASF avoids supply problems by entering into long-term contracts with at least two suppliers. The quantities contracted are divided by the suppliers considering their capability to ensure supply security. BASF only enters into long-term contracts after a restrictive supplier evaluation regarding financial and technical conditions as well as environmental safety aspects, so that supply problems and quality problems are reduced to a minimum.

        - Price risks are managed by several measures. The allocation of supply to long-term contracts and purchase on spot markets allows BASF to contract a certain portion of raw material supply at favorable prices, if for example excess quantities on the spot markets lead to a short-term price reduction. Within the long-term contracts, price conditions are based on published raw material price quotations and lead to the permanent adjustment of prices (price gliding clauses) or are at least adjusted on a quarterly basis.

ITEM 10.   DIRECTORS AND OFFICERS OF REGISTRANT

     In accordance with the German Stock Corporation Act (Aktiengesetz), BASF Aktiengesellschaft has a Board of Executive Directors (Vorstand) and a Supervisory Board (Aufsichtsrat). The two Boards are separate, and no individual may simultaneously be a member of both Boards.

     The Board of Executive Directors is responsible for managing the business of BASF Aktiengesellschaft in accordance with the German Stock Corporation Act and BASF Aktiengesellschaft's Articles of Association. It also represents the company in its dealings with third parties and in court.

     The principal function of the Supervisory Board is to appoint and supervise the Board of Executive Directors. The Supervisory Board may not make management decisions, but BASF's Articles of Association or the Supervisory Board itself may require the prior consent of the Supervisory Board for certain types of transactions.

     Members of both the Board of Executive Directors and the Supervisory Board owe a duty of loyalty and care to BASF Aktiengesellschaft. In exercising these duties, the applicable standard of care is that of a diligent and prudent businessperson. Members of both Boards must take into account a broad range of considerations when making decisions, including the interests of BASF Aktiengesellschaft, its shareholders, employees and creditors and, to a certain extent, the interests of society. The members of the Board of Executive Directors and the Supervisory Board are personally liable to BASF Aktiengesellschaft for breaches of their duties of loyalty and care.

BOARD OF EXECUTIVE DIRECTORS

     The number of members of the Board of Executive Directors is determined by the Supervisory Board, subject to a minimum number of two members. BASF Aktiengesellschaft's Board of Executive Directors currently has eight members.

     Pursuant to the Memorandum and Articles of Association of BASF Aktiengesellschaft, any two members of the Board of Executive Directors or one member and the holder of a special power of attorney (Prokura) may bind the company.

     The Board of Executive Directors must report regularly to the Supervisory Board on the current business of BASF Aktiengesellschaft, on the company's business policies and other fundamental matters regarding the future conduct of the company's business, on the company's profitability, particularly on its return on equity, as well as on any exceptional matters that may arise from time to time. The Supervisory Board is also entitled to request special reports at any time.

     The Supervisory Board appoints members to the Board of Executive Directors for a maximum term of five years. Members of the Board of Executive Directors may be re-appointed or have their terms extended for one or more terms of no more than five years.

     Under certain circumstances, such as a serious breach of duty or a bona fide vote of no confidence by a majority of votes at a shareholders' meeting, a member of the Board of Executive Directors may be removed by the Supervisory Board prior to the expiration of his or her term. A member of the Board of Executive Directors may not deal with or vote on matters relating to proposals, arrangements or contracts between that member and the company.

     The Articles of Association of BASF Aktiengesellschaft require decisions of the Board of Executive Directors to be made by a simple majority unless the law requires a larger majority. In case of a tie, a second vote is held and the chairman of the Board may cast a deciding vote.

     The following table lists the current members of the Board of Executive Directors, their ages as of May 1, 2000, and the years in which they were first appointed to the Board:

                                                                           YEAR FIRST   YEAR TERM
         NAME             POSITION; MAIN AREAS OF RESPONSIBILITY     AGE   APPOINTED     EXPIRES
         ----             --------------------------------------     ---   ----------   ---------
Dr. Jurgen F. Strube    Chairman of the Board of Executive           60      1985         2003
                        Directors
Max Dietrich Kley       Deputy Chairman and Chief Financial          60      1990         2003
                        Officer -
                        Finance
                        Oil & Gas
                        Coatings
                        Raw Material Purchasing
Helmut Becks            Director and Personnel Director              55      1996         2001
                        (Arbeitsdirektor) -
                        Human Resources
                        Engineering
                        Logistics
                        Environment
                        Safety
                        Energy
Dr. John Feldmann       Director -                                   51      2000         2004
                        Styrenic Polymers
                        Polyurethanes
                        Engineering Plastics
Dr. Jurgen Hambrecht    Director -                                   53      1997         2002
                        Industrial Chemicals
                        Intermediates
                        Petrochemicals & Inorganics
                        Asian regional divisions
Dr. Stefan Marcinowski  Director and Research Executive Director -   47      1997         2002
                        Dispersions
                        Colorants
                        Specialty Chemicals
Peter Oakley            Director -                                   47      1998         2003
                        Fiber Products
                        North and South America regional divisions
Eggert Voscherau        Director -                                   56      1996         2001
                        Pharmaceuticals
                        Crop Protection
                        Fine Chemicals
                        Fertilizers
                        European regional divisions

SUPERVISORY BOARD

     The Supervisory Board consists of 20 members, 10 of whom are elected by shareholders at the Annual Meeting and 10 of whom are elected by employees as required by the German Co-determination Act (Mitbestimmungsgesetz).

     Aside from Dr. Marcus Bierich, all current shareholder representatives on the Supervisory Board were elected in 1999. Dr. Bierich was appointed by the lower court of Ludwigshafen on October 15, 1999, as a replacement for Dr. Hans Albers, who died on October 14, 1999. Any Supervisory Board member elected by the shareholders at BASF Aktiengesellschaft's Annual Meeting may be removed by a majority of the votes cast at a subsequent meeting of shareholders. Any Board member elected by the employees may be removed by three-quarters of the votes cast by the class of employees that the member represents.

     The Supervisory Board appoints a chairman and a deputy chairman from among its members. The chairman of the Supervisory Board must be elected by a majority of two-thirds of the Board members. If a majority is not reached in the first vote, the members of the Supervisory Board who were elected by the shareholders elect the chairman.

     At least half of the total required number of members of the Supervisory Board must be present or participate in decision-making to constitute a quorum. Unless otherwise provided for by law or BASF Aktiengesellschaft's Articles of Association, resolutions are passed by a simple majority of the votes cast. In the event of a tie, a second vote is held, and the chairman may cast a deciding vote.

     Supervisory Board members are elected to terms of approximately five years. The terms expire at the end of the Annual Meeting after the fourth fiscal year following the year in which the members were elected. The current term expires at the end of the Annual Meeting in 2004. Compensation for Board members is determined by BASF Aktiengesellschaft's Articles of Association.

     The following table lists the members of BASF Aktiengesellschaft's Supervisory Board, their respective ages as of May 1, 2000, their principal occupation and the year in which they were first elected or appointed to the Supervisory Board:

                                                                                         YEAR
           NAME             AGE                 PRINCIPAL OCCUPATION                 FIRST ELECTED
           ----             ---                 --------------------                 -------------
Dr. Berthold Leibinger      69    Managing Director of TRUMPF GmbH + Co                  1998
Chairman
Volker Obenauer (1)         57    Chairman of the works council of the Ludwigshafen      1993
Deputy Chairman                   site of BASF Aktiengesellschaft
Dr. Marcus Bierich          68    Chairman of the Supervisory Board of Robert Bosch      1999
                                  GmbH
Wolfgang Daniel (1)         42    Deputy Chairman of the works council of the            1996
                                  Ludwigshafen site of BASF Aktiengellschaft
Etienne Graf Davignon       67    President of Societe Generale de Belgique              1993
Dr. Francois Diederich      47    Professor at Zurich Technical University               1998
Dr. Tessen von Heydebreck   55    Member of the Board of Executive Directors of          1998
                                  Deutsche Bank AG
Dr. Wolfgang Jentzsch       67    Retired member of the Board of Executive               1995
                                  Directors of BASF Aktiengesellschaft
Rolf Kleffmann (1)          50    Chairman of the works council of Wintershall AG's      1998
                                  Barnstorf oil plant
Gunter Klein                60    Member of the works council of the Ludwigshafen        1999
                                  site of BASF Aktiengesellschaft
Ulrich Kuppers (1)          44    Manager of the Ludwigshafen branch of the Mining,      1994
                                  Chemical and Energy Workers' Union
                                  (Industriegewerkschaft Bergbau, Chemie, Energie)
Konrad Manteuffel (1)       48    Member of the works council of the Ludwigshafen        1999
                                  site of BASF Aktiengesellschaft
Dr. Karlheinz Messmer (1)   55    Plant Manager at the Ludwigshafen site of BASF         1993
                                  Aktiengesellschaft
Ellen Schneider (1)         50    Chairwoman of the joint works council of               1993
                                  Elastogran GmbH
Dr. Hermann Scholl          64    Managing Director of Robert Bosch GmbH                 1998
Dr. Henning Schulte-Noelle  57    Chairman of the Board of Executive Directors of        1992
                                  Allianz AG

                                                                                         YEAR
           NAME             AGE                 PRINCIPAL OCCUPATION                 FIRST ELECTED
           ----             ---                 --------------------                 -------------
Robert Studer               61    Retired Chairman of Union Bank of Switzerland          1993
Jurgen Walter (1)           55    Member of the Central Board of Executive               1998
                                  Directors of Industriegewerkschaft Bergbau,
                                  Chemie, Energie (Mining, Chemicals and Energy
                                  Industrial Union)
Helmut Werner               63    Retired Chairman of the Board of Executive             1993
                                  Directors of Mercedes-Benz AG
Gerhard Zibell (1)          49    Regional Manager of the Mining, Chemicals and          1998
                                  Energy Workers' Union (Industriegewerkschaft
                                  Bergbau, Chemie, Energie)
                                  Rhineland-Palatinate/Saar region

---------------
(1) Employee representative.

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

ITEM 11.   COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate amount of compensation BASF Aktiengesellschaft and its subsidiaries paid during the year ended December 31, 1999, to all members of the Board of Executive Directors and the Supervisory Board, as a group, was E10.8 million. Of this amount, members of the Board of Executive Directors received E9.2 million and members of the Supervisory Board received E1.6 million. These sums include accrued performance-related bonuses for 1999. Additionally, the pro rata value of stock options granted to the members of the Board of Executive Directors in 1999 amounts to E0.9 million.

     The total compensation BASF Aktiengesellschaft and its subsidiaries paid during the year ended December 31, 1999, to former members of the Board of Executive Directors and their beneficiaries was, E5.7 million. Pension provisions for members of the Board of Executive Directors totaled E50.2 million in 1999. No commitments were assumed in favor of the members of the Supervisory Board or the Board of Executive Directors.

     Pursuant to its Articles of Association, BASF Aktiengesellschaft reimburses each Supervisory Board member for out-of-pocket expenses. BASF Aktiengesellschaft also grants each Supervisory Board member a fixed annual payment of E5,000 and additional compensation based on dividends paid to BASF Aktiengesellschaft shareholders. This latter amount is E1,750 for each percentage point that aggregate dividends in a given year exceed four percent of BASF Aktiengesellschaft's subscribed capital. The chairman of the Supervisory Board receives a payment of twice and the deputy chairman receives a payment of
1.5 times this amount. For the year ended December 31, 1999, approximately 93% of the total compensation paid to members of the Supervisory Board consisted of dividend-based compensation.

     Pursuant to BASF's stock option program, each member of the Board of Executive Directors is entitled to receive options on BASF Shares by investing part of his individual performance-related bonus in BASF Shares. In 1999, members of the Board of Executive Directors were granted a total of 166,616 options with rights to subscribe to up to 333,232 BASF Shares at a preferential price. In 2000, a total of 126,228 options with up to 252,456 subscription rights were granted to members of the Board of Executive Directors. See "Item
12. Options to Purchase Securities from Registrant or Subsidiaries - BASF Stock Option Program (BOP)" for further details on the terms and conditions of the options' rights.

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

ITEM 12.   OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     In 1986, BASF Finance Europe N.V., a Dutch subsidiary of BASF Aktiengesellschaft, issued 3% U.S. Dollar Bonds due 2001 in an aggregate principal amount of US$235,000,000 with options to purchase BASF Shares at a price of DM308.00 for 10 Shares (originally one Share with a nominal value of DM50.00). The warrants may be exercised on or prior to April 9, 2001. The warrants are separately listed and traded on the Frankfurt Stock Exchange and Luxembourg Stock Exchange. As of May 1, 2000, options for the subscription of 9,079,190 BASF Shares are outstanding.

     In addition, as of May 1, 2000, former shareholders of Wintershall AG are entitled to receive a total of 2,739 BASF Shares as consideration for their former shares in Wintershall AG that were transferred to BASF by operation of law as the result of the integration (Eingliederung) of Wintershall AG into BASF Aktiengesellschaft in 1974. The rights to receive these shares expire in 2004.

     The Board of Executive Directors received approval at the Annual Meeting on May 9, 1996, to issue bonds with warrants attached for the subscription of 40,000,000 new BASF Shares. Bonds may be issued on or prior to April 1, 2001. To date, no bonds or subscription rights have been issued.

BASF STOCK OPTION PROGRAM (BOP)

     The BASF Stock Option Program (BOP) is offered to the Board of Executive Directors and approximately 1,200 of BASF's senior executives. It became effective on April 30, 1999, after BASF's shareholders approved a conditional capital increase for the program at the Annual Meeting on April 29, 1999.

     An executive participating in the BOP may invest between 10% and 30% of his or her annual variable compensation in BASF Shares. Annual variable compensation for a member of the Board of Executive Directors is determined by the Supervisory Board pursuant to the terms of the executive director's employment agreement with BASF. Annual variable compensation for any other senior executive is determined by such senior executive's superiors pursuant to rules established by the Board of Executive Directors. For each BASF Share purchased under the BOP (the "BOP Shares"), the participant automatically receives four option rights on the day after an Annual Meeting, known as the "date of issue." The purchase price for BOP Shares is based on a "market price," which is the volume weighted average of the prices quoted in the Xetra(R) electronic trading system of Deutsche Borse AG on the date of issue (the "BOP Share Price"). In 1999, the BOP Share Price was E41.60 and in 2000 the BOP Share Price was E47.7956. Pursuant to the BOP, more than 900 executives have received option rights allowing them to purchase BASF Shares.

     Option rights may not be exercised prior to three years after the date of issue. They expire 15 days after the sixth Annual Meeting of BASF
Aktiengesellschaft following the date of issue.

     Each option right entitles the holder to two subscription rights. The first subscription right permits participants to purchase one BASF Share at the BOP Share Price provided that the market price of BASF Shares on the exercise date is more than 30% higher than the BOP Share Price. The second subscription right permits participants to purchase one BASF Share at a discount, provided that the performance of BASF Shares exceeds the performance of the Dow Jones EURO STOXX(SM) Total Return Index (the "EURO STOXX"). The discount is equal to twice the percentage by which BASF Shares have outperformed the EURO STOXX since the date of issue of the relevant right.

     An option right may be exercised if the exercise criteria for one or both of the underlying subscription rights have been satisfied. If an option right is exercised based on the exercisability of only one subscription right, then the other unexercisable subscription right terminates. The monetary benefit resulting from the exercise of option rights being granted for one BOP Share may not exceed 10 times the BOP Share Price.

     In 1999, approximately 900 senior executives eligible for the BOP purchased an aggregate of 294,610 BOP Shares under the program at a BOP Share Price of E41.60. This aggregate number includes 41,654

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

BOP Shares bought by members of the Board of Executive Directors. According to the BOP conditions and based on the number of BOP Shares purchased, a total of 1,178,440 option rights have been granted to participants, of which 166,616 have been granted to members of the Board of Executive Directors. These option rights entitle participants to purchase up to 2,356,880 BASF Shares on the terms described above.

     As of May 1, 2000, a total of 16,236 of the option rights granted in 1999 had lapsed because the option holders no longer worked for BASF or had sold some of their shares. Overall, a total of 1,162,204 option rights of the 1999 BOP still exist.

     In 2000, approximately 900 senior executives eligible for the BOP purchased an aggregate of 226,790 BOP Shares under the program at a BOP Share Price of E47.7956. This aggregate number includes 31,557 BOP Shares bought by members of the Board of Executive Directors. According to the BOP conditions and based on the number of BOP Shares purchased, a total of 907,160 option rights have been granted to participants, of which 126,228 have been granted to members of the Board of Executive Directors. These option rights entitle participants to purchase up to 1,814,320 BASF Shares on the terms described above.

EMPLOYEE STOCK PURCHASE PROGRAM

     In 1999, BASF Aktiengesellschaft and several other German subsidiaries of BASF launched a stock purchase program for their employees. The program allows an employee to purchase BASF Shares at market prices by using all or part of the annual variable salary that the employee receives from the employing company. For every block of ten BASF Shares so purchased, the employee will be granted one additional BASF Share after one, three, five, seven and 10 years without further payment, provided that the BASF Shares purchased under the program are still held by the employee.

     In 1999, approximately 12,000 employees of BASF companies in Germany purchased 222,900 BASF Shares under the program, entitling them to receive up to 111,450 additional BASF Shares. As of December 31, 1999, a total of 18,338 of these shares holding the right to receive free shares had expired so the total amount of shares qualifying under the "plus" program is 204,562.

     In 2000, approximately 14,000 employees of BASF companies in Germany and several other European countries purchased 543,450 BASF Shares under the program, entitling them to receive up to 271,725 additional BASF Shares.

ITEM 13.   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Not applicable.

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

                                    PART II

ITEM 14.   DESCRIPTION OF SECURITIES TO BE REGISTERED

     Set forth below is a summary of the material rights and restrictions that apply to the BASF Shares and to BASF's American Depositary Shares including a brief description of certain provisions contained in the Articles of Association of BASF Aktiengesellschaft (the "Articles of Association") and German law. This description is a summary and does not purport to be complete.

                           DESCRIPTION OF BASF SHARES

SHARE CAPITAL AND FORM OF BASF SHARES

     At May 1, 2000, the subscribed and outstanding share capital (Grundkapital) of BASF Aktiengesellschaft amounted to E1,589,737,472.00 consisting of 620,991,200 BASF Shares, no par value (the "BASF Shares"), all of which are issued in bearer form. The BASF Shares are represented by global certificates deposited with Clearstream Banking Frankfurt Aktiengesellschaft, formerly Deutsche Borse Clearing AG ("Clearstream"), in Frankfurt/Main or by individual share certificates. As of May 1, 2000, the Articles of Association have excluded the right of shareholders to certificated evidence of their shareholdings. All shares are freely transferrable.

     The share capital of BASF Aktiengesellschaft may be increased in three different ways:

        (1) by means of a shareholder resolution for the issuance of new shares and concurrent increase of share capital,

        (2) by means of a shareholder resolution for the creation of "authorized capital" (Genehmigtes Kapital), and

        (3) by means of a shareholder resolution for a "conditional capital increase" (Bedingte Kapitalerhohung).

     At a General Shareholders' Meeting, the shareholders of BASF Aktiengesellschaft may direct the Board of Executive Directors to issue new shares against contributions in cash or in kind and concurrently increase the share capital of BASF Aktiengesellschaft. The shareholder resolution directing the issuance of shares and increase of share capital must be passed by a combined majority of the votes cast and the share capital taking part in the vote. As discussed below, all BASF Aktiengesellschaft shareholders generally have pre-emptive rights entitling them to subscribe to any new issue of BASF Shares. To exclude any such pre-emptive rights in connection with a particular increase in share capital and issuance of BASF Shares, the shareholders must pass a resolution providing for such exclusion by a combined majority of the votes cast and three quarters of the share capital taking part in the vote.

     At a General Shareholders' Meeting, the shareholders of BASF Aktiengesellschaft, by a resolution passed by a combined majority of the votes cast and three quarters of the share capital taking part in the vote, may also create authorized capital (Genehmigtes Kapital) or provide for a conditional capital increase (Bedingte Kapitalerhohung). These measures do not immediately increase BASF's share capital, but rather provide for future increases.

     The creation of authorized capital permits the Board of Executive Directors, with the approval of the Supervisory Board, to increase the share capital of BASF Aktiengesellschaft at a later date in the aggregate amount specified in the shareholder resolution creating such authorized capital. Any such increase in share capital must be made by issuing new shares against contributions in cash or in kind within five years after the date of registration of the resolution for the creation of authorized capital.

     A conditional capital increase provides for an increase in BASF Aktiengesellschaft's share capital upon the exercise of conversion or subscription rights in respect of BASF Shares. The shareholders of BASF Aktiengesellschaft may create a conditional capital increase only for certain limited purposes, such

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

as granting conversion or subscription rights to holders of convertible bonds or bonds with warrants attached, issuing shares as consideration in a merger with another company or offering stock options to the management and employees of BASF Aktiengesellschaft or its affiliates.

     The nominal amount of authorized capital or conditional capital increase may not exceed 50% of the share capital outstanding at the time that such authorized capital or conditional capital increase was created. Notwithstanding the foregoing, the nominal amount of authorized capital for the issuance of stock options to the management and employees of BASF Aktiengesellschaft may not exceed 10% of the share capital outstanding at the time such authorized capital was created.

     BASF Aktiengesellschaft currently has authorized but unissued capital of E500,000,000.00. The Board of Executive Directors may issue such authorized capital until May 1, 2004.

     The shareholders of BASF Aktiengesellschaft have created the following conditional capital increases for the following purposes:

        (1) E23,242,726.40 consisting of 9,079,190 BASF Shares for issuance upon the exercise of warrants attached to BASF Finance Europe N.V. bonds that were issued in 1986 and are due in 2001;

        (2) El02,400,000.00 consisting of 40,000,000 BASF Shares for issuance upon the exercise of option rights attached to bonds that the Board of Executive Directors may issue on or before April 1, 2001 pursuant to shareholder authorization granted on May 9, 1996;

        (3) E38,400,000.00 consisting of 15,000,000 BASF Shares for issuance upon the exercise of option rights granted under the BASF stock option program to members of the Board of Executive Directors and employees of BASF Group companies; and

        (4) E7,011.84 consisting of 2,739 BASF Shares for issuance to former Wintershall AG shareholders who may exercise conversion rights in connection with the integration (Eingliederung) of Wintershall AG into BASF Aktiengesellschaft.

VOTING RIGHTS AND SHAREHOLDERS' MEETINGS

     Each BASF Share entitles the holder thereof to cast one vote at a General Shareholders' Meetings of BASF Aktiengesellschaft. According to the German Stock Corporation Act and the Articles of Association, resolutions at a General Shareholders' Meeting, including those for the amendment of the Articles of Association, must be adopted by a simple majority of the votes cast, or, if a majority of the share capital is required, by a simple majority of the share capital represented with respect to the vote taken, unless another majority is required by law. Under the German Stock Corporation Act, the following significant resolutions must be passed by a majority of the votes cast and at least three quarters of the share capital represented with respect to the vote taken on such resolution:

        - share capital increases that exclude shareholder pre-emptive rights;

        - the creation of authorized capital or conditional capital increases;

        - changes in the Articles of Association that modify the corporate purpose of BASF Aktiengesellschaft;

        - capital decreases;

        - the dissolution of BASF Aktiengesellschaft;

        - a merger of BASF Aktiengesellschaft into or a consolidation of BASF Aktiengesellschaft with another stock corporation;

        - a split, spin-off, or transfer of all or substantially all of BASF Aktiengesellschaft's assets;

        - a change in BASF Aktiengesellschaft's corporate form; and

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

        - the execution of certain enterprise agreements (Unternehmensvertrage), including, in particular, corporate control and profit and loss absorption agreements and agreements for the integration (Eingliederung) of another company into BASF Aktiengesellschaft.

     Under the German Stock Corporation Act the Board of Executive Directors must call, within the first eight months of each fiscal year, an Ordinary General Shareholders' Meeting of BASF Aktiengesellschaft for the purpose of providing the shareholders with the annual financial statements and the management report and deciding on the appropriation of the balance sheet profits. Furthermore, a General Shareholders' Meeting may be called by the Board of Executive Directors, by the Supervisory Board or by the holders of BASF Shares representing, in the aggregate, at least 5% of the issued share capital of BASF Aktiengesellschaft. Notice of a General Shareholders' Meeting must be published in the German Federal Gazette (Bundesanzeiger) and in one other major daily German newspaper at least one month prior to the last day on which shares must be deposited as described below. The notice must state the time, place and agenda of the meeting and the conditions for shareholder participation.

     To be eligible to attend and vote at a General Shareholders' Meeting, a shareholder must deposit his shares (or certificates of deposit of a bank serving as a depositary for such shares) not later than the end of the eighth day prior to the date of the meeting (or, if that day is a Saturday, Sunday or a legal holiday, the next business day) with BASF Aktiengesellschaft, a German Notary, a securities depositary bank (Wertpapiersammelbank) or a bank specified in the notice calling the General Shareholders' Meeting. Shares are also deemed to have been deposited if, with the consent of one of the aforementioned depositees, they are locked in the bank account in which they are held until the end of the General Shareholders' Meeting. To exercise the right to attend and vote at a General Shareholders' Meeting, a shareholder must, at such meeting, provide BASF Aktiengesellschaft with appropriate documentation evidencing a deposit of shares as described above. If, following such deposit of shares or locking of the account in which they are held, a shareholder sells or otherwise disposes of his shares, any voting instructions that such shareholder may have given with respect to such shares will be invalidated and any admission cards that such shareholder may have received entitling him to attend and vote at a General Shareholders' Meeting must be returned to the deposit bank or BASF Aktiengesellschaft. Neither the German Stock Corporation Act nor the Articles of Association requires any minimum quorum for a General Shareholders' Meeting.

DIVIDEND AND LIQUIDATION RIGHTS

     BASF Aktiengesellschaft shareholders may declare dividends at an Ordinary General Shareholders' Meeting, which must be held within the first eight months of each fiscal year.

     Under German law, the shareholders of BASF Aktiengesellschaft may declare and pay dividends only from balance sheet profits reflected in the unconsolidated annual financial statements of BASF Aktiengesellschaft (as opposed to the consolidated annual financial statements of BASF Group), as adopted and approved by resolutions of the Board of Executive Directors and the Supervisory Board. In determining the balance sheet profits that may be distributed as dividends, the Board of Executive Directors may allocate to profit reserves up to 50% of the net income of the fiscal year (JahresuberschuSS) that remains after deducting amounts to be allocated to legal and statutory reserves and losses carried forward. The Board of Executive Directors may also increase balance sheet profits when preparing the financial statements with funds withdrawn from profit reserves. The shareholders of BASF Aktiengesellschaft in their resolution on the appropriation of balance sheet profits may carry forward balance sheet profits in part or in full and may allocate additional amounts to profit reserves. Profits carried forward will be automatically incorporated in the balance sheet profits of the next fiscal year and may be used in their entirety to pay dividends in the next fiscal year. Amounts allocated to the profit reserves are available for dividends only if and to the extent the profit reserves have been dissolved by the Board of Executive Directors when preparing the financial statements, thereby increasing the balance sheet profits.

     Dividends approved at an Ordinary General Shareholders' Meeting are payable promptly after such meeting, unless otherwise decided at the meeting. In the case of shareholders holding physical certificates,

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a paying agent appointed by BASF Aktiengesellschaft pays dividends against presentation of the appropriate dividend coupon. The dividend coupon must be presented within the four-year period commencing on the last day of the year in which the dividend became due. Details regarding paying agents are published in the German Federal Gazette. Shareholders holding shares through Clearstream receive dividends by credit to their respective accounts.

     In accordance with the German Stock Corporation Act, upon a liquidation of BASF Aktiengesellschaft, any liquidation proceeds remaining after paying off all of BASF Aktiengesellschaft's liabilities would be distributed to the holders of BASF Shares in proportion to the total nominal value of the shares held by each holder.

PRE-EMPTIVE RIGHTS

     Under the German Stock Corporation Act, a shareholder of a corporation has a preferential right to subscribe to any issue by such corporation of new shares, bonds convertible into shares, bonds with warrants to purchase shares or instruments granting a profit participation right. The proportional share of the issue to which the shareholder may subscribe is equal to the proportional share of existing capital of the corporation that such shareholder holds. Pre-emptive rights may be transferred during the exercise period of the pre-emptive rights and generally are traded on the German Stock Exchanges.

     When authorizing an increase in share capital of BASF Aktiengesellschaft and a new issue of shares, the shareholders of BASF Aktiengesellschaft, by means of a resolution passed by a majority of three quarters of the share capital taking part in the vote, may exclude in whole or in part any pre-emptive rights attaching to the new issue. In addition, when creating authorized capital, the shareholders of BASF Aktiengesellschaft, also by a resolution passed by a majority of three quarters of the share capital taking part in the vote, may authorize the Board of Executive Directors to exclude the pre-emptive rights attaching to any BASF Shares issued pursuant to such authorized capital. With respect to the existing authorized capital of E500,000,000.00 the Board of Executive Directors, subject to the consent of the Supervisory Board, is authorized to exclude shareholder pre-emptive rights to the extent necessary (a) to grant subscription rights to holders of warrants and to holders of options issued under BASF's stock option program, (b) to acquire, where appropriate, business enterprises, parts of business enterprises or shares in business enterprises against the issuance of shares, and (c) to introduce the BASF Shares on a non-German stock exchange. The Board of Executive Directors is further authorized to exclude shareholder pre-emptive rights in the event of a capital increase against cash contributions of up to a maximum nominal amount of E150,000,000.00 if the issue price of the new shares is not substantially lower than the stock exchange quotation at the time of issuance.

ACQUISITION OF BASF SHARES BY BASF AKTIENGESELLSCHAFT

     Under the German Stock Corporation Act, a stock corporation may acquire its own shares in a limited number of exceptional cases, including if so authorized by a shareholder resolution adopted at a General Shareholders' Meeting. At the General Shareholders' Meeting of BASF Aktiengesellschaft held on April 27, 2000, the shareholders authorized the Board of Executive Directors to buy back BASF Shares representing up to 10% of BASF Aktiengesellschaft's outstanding share capital. The Board of Executive Directors may either cancel the shares re-bought, reducing the company's outstanding share capital, or re-sell the shares subject to a further resolution adopted at a General Shareholders' Meeting. On March 8, 2000, BASF Aktiengesellschaft announced its intention to buy back BASF Shares over the course of the following months for a total purchase price of up to E2 billion, which could result in a buy-back of approximately 7% of the outstanding BASF Shares based on a purchase price of E44.30 per share. As of May 1, 2000, BASF Aktiengesellschaft had bought 6,215,000 BASF Shares, approximately 1% of the outstanding BASF Shares.

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

                   DESCRIPTION OF AMERICAN DEPOSITARY SHARES

     The following is a summary of certain provisions of the Deposit Agreement (the "Deposit Agreement"), to be entered into among BASF Aktiengesellschaft, The Bank of New York, as depositary (the "Depositary"), and the registered holders (the "Holders") of American Depositary Receipts (ADRs) and the owners of a beneficial interest in book-entry ADRs (the "Beneficial Owners"), pursuant to which the ADRs are to be issued.

     This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Deposit Agreement, including the form of ADRs. Terms used herein and not otherwise defined will have the meanings set forth in the Deposit Agreement. Copies of the Deposit Agreement and the Articles of Association of BASF Aktiengesellschaft will be available for inspection at the Corporate Trust Office of the Depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the principal office of the agent of the Depositary (the "Custodian"), currently located at each of the Frankfurt am Main offices of Dresdner Bank AG and Deutsche Bank AG. The Depositary's principal executive office is located at One Wall Street, New York, New York 10286.

AMERICAN DEPOSITARY RECEIPTS

     ADRs evidencing American Depositary Shares are issuable by the Depositary pursuant to the Deposit Agreement. Each ADS will represent one BASF Share or evidence of the right to receive one BASF Share (together with any additional BASF Shares at any time deposited or deemed deposited under the Deposit Agreement and any and all other securities, cash and property received by the Depositary or the Custodian in respect thereof and at such time held under the Deposit Agreement ("Deposited Securities"). Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and BASF Aktiengesellschaft as Holders.

DEPOSIT, TRANSFER AND WITHDRAWAL

     Subject to the terms of the Deposit Agreement, the Depositary has agreed that upon deposit with the Custodian of BASF Shares by delivery thereof to the account of such Custodian, accompanied by all existing dividend coupons in respect of dividends to be paid in the future on such BASF Shares or appropriate evidence thereof (or evidence of rights to receive such BASF Shares and dividend coupons), it will, upon payment of all taxes, charges and fees provided in the Deposit Agreement, execute and deliver at its Corporate Trust Office to, or upon the order of, the person or persons named in the notice of the Custodian delivered to the Depositary or requested by the person depositing such BASF Shares with the Depositary, an ADR or ADRs registered in the name or names of such person or persons, and evidencing any authorized number of ADSs requested by such person or persons.

     Subject to the terms and conditions of the Deposit Agreement and any limitations established by the Depositary, unless requested in writing by BASF Aktiengesellschaft to cease doing so, the Depositary may deliver ADRs prior to the receipt of BASF Shares (a "Pre-Release"), may deliver BASF Shares upon the receipt and cancellation of ADRs that have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such ADR has been Pre-Released, and may receive ADRs in lieu of BASF Shares in satisfaction of a Pre-Release. Each Pre-Release must be
(a) preceded or accompanied by a written representation and agreement from the person to whom the ADRs are to be delivered (the "Pre-Releasee") that such Pre-Releasee, or its customer, (i) owns the BASF Shares or ADRs, to be remitted, as the case may be, (ii) assigns all beneficial rights, title and interest in such BASF Shares or ADRs, as the case may be, to the Depositary for the benefit of the Holders, and (iii) will not take any action with respect to such BASF Shares or ADRs, as the case may be, that is inconsistent with the transfer of beneficial ownership (including, without the consent of the Depositary, disposing of such BASF Shares or ADRs, as the case may be), other than in satisfaction of such Pre-Release, (b) at all times fully collateralized with cash, U.S. government securities or such other collateral as the Depositary determines, in good faith, will provide substantially similar liquidity or security, (c) terminable by the Depositary on not more than five business days' notice and (d) subject to such

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further indemnities and credit regulations as the Depositary deems appropriate.
The Depositary will also set Dollar limits with respect to Pre-Release transactions to be entered into under the Deposit Agreement with any particular Pre-Releasee on a case-by-case basis as it deems appropriate. The collateral referred to in clause (b) above shall be held by the Depositary as security for the performance of the Pre-Releasee's obligations to the Depositary in connection with a Pre-Release transaction, including the Pre-Releasee's obligations to deliver BASF Shares or ADRs upon termination of a Pre-Release transaction. The number of BASF Shares not deposited but represented by ADRs outstanding at any time as a result of Pre-Releases will generally not exceed 30% of the BASF Shares deposited under the Deposit Agreement; provided, however, that the Depositary may disregard such limit from time to time as it deems reasonably appropriate and may, with prior written consent of BASF Aktiengesellschaft, change such limit for purposes of general application.

     Upon surrender at the Corporate Trust Office of the Depositary of an ADR for the purpose of withdrawal of the Deposited Securities represented by the ADSs evidenced by such ADR, payment of the fees of the Depositary for the surrender of Receipts, governmental charges and taxes provided in the Deposit Agreement and delivery of written instructions in accordance with the Deposit Agreement, and subject to the terms and conditions of the Deposit Agreement, the Holder of such ADR will be entitled to delivery, to him or upon his order, of the amount of Deposited Securities at the time represented by the ADS or ADSs evidenced by such ADR. See "Description of BASF Shares," above. The forwarding of share certificates, other securities, property, cash and other documents of title for such delivery will be at the risk and expense of the Holder.

DIVIDENDS, OTHER DISTRIBUTIONS AND RIGHTS

     Subject to any restrictions imposed by German law, regulations or applicable permits, the Depositary is required to convert or cause to be converted into U.S. dollars in the manner provided in the Deposit Agreement, to the extent that in its reasonable judgment it can do so on a reasonable basis and can transfer the resulting U.S. dollars to the United States, all cash dividends and other cash distributions denominated in a currency other than U.S. dollars, including euros ("Foreign Currency"), that it receives in respect of the deposited BASF Shares, and to distribute the resulting U.S. dollar amount (net of any expenses incurred by the Depositary in converting such Foreign Currency) to the Holders entitled thereto, in proportion to the number of ADSs representing such Deposited Securities evidenced by ADRs held by them, respectively. The amount distributed to the Holders of ADRs will be reduced by any amount on account of taxes or other governmental charges to be withheld by BASF Aktiengesellschaft, the Depositary or the Custodian. See "Liability of Holder for Taxes" below.

     If the Depositary determines, after consultation with BASF Aktiengesellschaft, that in its judgment any Foreign Currency received by the Depositary or the Custodian cannot be converted on a reasonable basis into Dollars transferrable to the United States, or if any approval or license of any government or agency thereof that is required for such conversion is denied or in the opinion of the Depositary is not obtainable, or if any such approval or license is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute the Foreign Currency received by the Depositary of the Custodian to, or in its discretion may hold such Foreign Currency uninvested and without liability for interest thereon for the respective accounts of, the Holders entitled to receive the same. If any such conversion of Foreign Currency, in whole or in part, cannot be effected for distribution to some of the Holders entitled thereto, the Depositary may in its discretion make such conversion and distribution in U.S. dollars to the extent permissible to the Holders entitled thereto, and may distribute the balance of the Foreign Currency received by the Depositary to, or hold such balance uninvested and without liability for interest thereon for, the respective accounts of, the Holders entitled thereto.

     If BASF Aktiengesellschaft declares a dividend in, or free distribution of, BASF Shares, the Depositary may, and shall if BASF Aktiengesellschaft so requests, distribute to the Holders of outstanding ADRs entitled thereto, in proportion to the number of ADSs evidenced by the ADRs held by them, respectively, additional ADRs evidencing an aggregate number of ADSs that represents the amount of BASF Shares received as such dividend or free distribution, subject to the terms and conditions of the

Deposit Agreement with respect to the deposit of BASF Shares and the issuance of ADSs evidenced by ADRs, including the withholding of any tax or other governmental charge and the payment of fees of the Depositary. If the Depositary, after consultation with BASF Aktiengesellschaft, determines that such distribution is not feasible or may not be legally made to some or all Holders, the Depositary may adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution. In lieu of delivering ADRs for fractional ADSs in the event of any such dividend or free distribution, if the Depositary elects to sell the amount of BASF Shares represented by the aggregate of such fractions, it will distribute the net proceeds in accordance with the Deposit Agreement.

     If BASF Aktiengesellschaft offers or causes to be offered to the holders of Deposited Securities any rights to subscribe for additional BASF Shares or any rights of any other nature, the Depositary will, following consultation with BASF Aktiengesellschaft: (a) make such rights available to all or certain Holders by means of warrants or otherwise, if lawful and feasible, or (b) if making such rights available is not lawful or not feasible, or if the rights represented by such warrants or other instruments are not exercised and appear to be about to lapse, use its reasonable efforts to sell such rights or warrants or other instruments at a public or private sale, at such place or places and upon such terms as the Depositary may deem reasonably proper, and allocate the net proceeds of such sales (net of all taxes and governmental charges payable in connection with such rights and the fees of Depositary) for the account of the Holders otherwise entitled thereto upon an averaged or other practicable basis without regard to any distinctions among such Holders because of the application of exchange restrictions with regard to a particular Holder or otherwise and distribute such net proceeds as in the case of distribution received in cash.

     The Depositary will not offer rights to Holders unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act with respect to a distribution to all Holders or are registered under the provisions of such Act; provided that nothing in the Deposit Agreement will create, or be construed to create, any obligation on the part of BASF Aktiengesellschaft to file a Registration Statement with respect to such rights or underlying securities or to endeavor to have such a Registration Statement declared effective. The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Holders in general or any Holder in particular. If the Depositary can neither make such rights available to such Holders nor dispose of such rights and make the net proceeds available to such Holders, then the Depositary will allow the rights to lapse.

     Whenever the Custodian or the Depositary receives any distribution other than cash, BASF Shares or rights in respect of the Deposited Securities, the Depositary will, as promptly as practicable, after consultation with BASF Aktiengesellschaft, cause the securities or property received by it or by the Custodian to be distributed to the Holders entitled thereto, after deduction or upon payment of any fees and expenses of the Depositary or any taxes or other governmental charges, in proportion to their holdings, respectively, in any manner that the Depositary deems equitable and practicable for accomplishing such distribution; provided, however, that if BASF Aktiengesellschaft shall so direct, or if in the opinion of the Depositary, such distribution cannot be made or cannot be made proportionately among the Holders entitled thereto, or if for any other reason (including, but not limited to, any requirement that BASF Aktiengesellschaft, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act in order to be distributed to Holders) the Depositary deems such distribution not to be feasible or may not be legally made to some or all Holders, the Depositary may adopt such method as it may deem lawful, equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities of property thus received, or any part thereof, and the net proceeds of any such sale will be distributed by the Depositary to the Holders entitled thereto as in the case of a distribution received in cash.

     If the Depositary determines that any distribution of property (including BASF Shares and rights to subscribe therefor) is subject to any taxes or other governmental charges that the Depositary is obligated to withhold, the Depositary may, by public or private sale, dispose of all or a portion of such property in such amount and in such manner as the Depositary deems necessary and practicable to pay such taxes or charges, and the Depositary will distribute the net proceeds of any such sale after deduction of such taxes or charges to the Holders entitled thereto in proportion to the number of ADSs held by them, respectively.

     Upon any change in nominal value or any reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting BASF Aktiengesellschaft or to which it is a party, any securities that shall be received by the Depositary or Custodian in exchange for, in conversion of, or in conversion, replacement or otherwise in respect of Deposited Securities will be treated as Deposited Securities under the Deposit Agreement, and the ADSs will, subject to the Deposit Agreement and applicable laws, thenceforth represent the Deposited Securities so received, unless and until additional or new ADRs are delivered pursuant to the following sentence. In any such case the Depositary may and will, if BASF Aktiengesellschaft so requests, at no cost to Holders execute and deliver additional ADRs as in the case of a distribution in BASF Shares, or call for the surrender of outstanding ADRs to be exchanged for new ADRs specifically describing such new Deposited Securities.

RECORD DATES

     Whenever any cash dividend or other cash distribution is to be declared and paid or any distribution other than cash is to be declared and made, or whenever rights are issued with respect to the Deposited Securities, or whenever, for any reason, the Depositary causes a change in the number of BASF Shares that are represented by each ADS, or whenever the Depositary receives notice of any meeting of or solicitation of consents or proxies from holders of Deposited Securities, or whenever BASF Aktiengesellschaft or the Depositary find it necessary or convenient in respect of any matter, the Depositary will, after consultation with BASF Aktiengesellschaft, to the extent practicable, fix a record date (which will, to the extent practicable, be the same date that holders of BASF Shares will be entitled to such rights) (a) for the determination of the Holders who shall be entitled to (i) receive such dividend, distribution or rights, or the net proceeds of the sale thereof, (ii) give instructions for the exercise of voting rights, if any, at any such meeting or to receive information as to such meeting, or (iii) to receive information as to such meeting or (b) on or after which each ADS will represent the changed number of BASF Shares, subject in each case to the provisions of the Deposit Agreement.

VOTING OF THE UNDERLYING BASF SHARES

     As promptly as practicable after receipt of notice from BASF Aktiengesellschaft of any meeting or solicitation of consents or proxies of holders of BASF Shares or other Deposited Securities, the Depositary shall mail to the Holders a notice (a) containing the information in BASF's notice or solicitation to the Depositary, (b) stating that each Holder on the record date set by the Depositary therefore will be entitled subject to all applicable provisions of law, including any laws of Germany, the Articles of Association (Satzung) of BASF Aktiengesellschaft and the Deposit Agreement, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the whole number of Deposited Securities underlying such Holder's ADSs, (c) specifying how and when such instructions may be given, and (d) stating that if no voting instructions are received from a Holder on or before the date established by the Depositary for such purpose, such Holder shall be deemed to have instructed the Depositary not to vote the Deposited Securities underlying such Holder's ADSs. Upon receipt of instructions of a Holder on such record date in the manner and on or before the date established by the Depositary for such purpose, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the Articles of Association (Satzung) of BASF Aktiengesellschaft and the provisions of or governing Deposited Securities, to vote or cause to be voted the Deposited Securities underlying such Holder's ADSs in accordance with such instructions. Upon the request of a Holder who has not previously given instructions to the Depositary after receipt of the Notice as to the exercise of voting rights pertaining to the Deposited Securities underlying such Holder's ADSs, and subject to compliance with any reasonable regulations the Depositary may establish, the Depositary will endeavor to provide such Holder (or a person designated by such Holder) with the documentation necessary to attend a meeting of holders of Deposited Securities.

     The Depositary shall not vote or cause to be voted Deposited Securities, other than in accordance with such instructions received from Holder of ADSs.

     The Depositary will endeavor to ensure that on any date on which it votes or causes to be voted Deposited Securities, it will have on deposit under the Deposit Agreement the number of Deposited Securities with respect to which it has received voting instructions from Holders. In the event that, on any such date, the number of Deposited Securities on deposit under the Deposit Agreement is less than the number of Deposited Securities with respect to which the Depositary has received voting instructions, the Depositary shall vote or cause to be voted such Deposited Securities in accordance with such instructions adjusting the number of Deposited Securities voted on a pro-rated basis.

     The Depositary shall use its best efforts to vote or cause to be voted Shares or other Deposited Securities underlying ADRs in accordance with instructions received from Holders, provided, however, that the Depositary shall not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or nonaction is in good faith.

     Nothing in the Deposit Agreement shall be construed to grant to a Holder any voting rights with respect to Deposited Securities to which, by their terms, voting rights do not otherwise attach.

NOTICES AND REPORTS

     The Depositary will make available for inspection by Holders at its Corporate Trust Office any notices, reports and communications, including any proxy soliciting materials, received from BASF Aktiengesellschaft that are both
(a) received by the Depositary as holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by BASF Aktiengesellschaft. The Depositary will also send to Holders copies of such reports and communications and of certain notices when furnished by BASF Aktiengesellschaft as provided in the Deposit Agreement. Any such notices, reports and communications, including any proxy soliciting material, furnished to the Depositary by BASF Aktiengesellschaft will be furnished in English.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of the ADRs and any provisions of the Deposit Agreement may at any time be amended without the consent of the Holders by agreement between BASF Aktiengesellschaft and the Depositary. Any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges), or that otherwise prejudices any substantial existing right of Holders, will not become effective as to outstanding ADRs until the expiration of 30 days after written notice of such amendment has been given by the Depositary to the Holders of outstanding ADRs. Every Holder at the expiration of such 30-day period will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement, as amended. In no event may any amendment impair the right of any Holder to surrender his ADR and receive therefor the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law.

     Whenever so directed by BASF Aktiengesellschaft, the Depositary will terminate the Deposit Agreement by mailing notice of such termination to the Holders of all ADRs then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement if (upon 30 days' prior written notice to the Holders) 60 days shall have expired after the Depositary shall have delivered to BASF Aktiengesellschaft (receipt thereof confirmed by BASF Aktiengesellschaft) a written notice of its election to resign and a successor Depositary shall not have been appointed and accepted its appointment within such 60-day period. On and after the date of termination, a Holder will, upon (a) surrender of his ADRs at the Depositary's Corporate Trust Office, (b) payment of the Depositary's fees for such surrender and (c) payment of any applicable taxes or other government charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented thereby. If any ADRs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfers of ADRs, will suspend the distribution of dividends to the Holders thereof, will not accept deposits of BASF Shares (and will instruct each Custodian to act accordingly) and will not give any further notices or perform any further acts under the Deposit

Agreement, except that the Depositary will continue to collect dividends and other distributions pertaining to Deposited Securities, will sell property and rights and convert Deposited Securities into cash as provided in the Deposit Agreement and will continue to deliver Deposited Securities together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs. At any time after the expiration of one year from the date of termination, the Depositary has the right under the Deposit Agreement to sell the underlying BASF Shares and may hold uninvested the net proceeds, together with any other cash then held, without liability for interest, for the pro rata benefit of the Holders of ADRs that have not therefore been surrendered.

CHARGES OF DEPOSITARY

     The Depositary will charge any party depositing or withdrawing BASF Shares or any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by BASF Aktiengesellschaft or an exchange of stock regarding the ADRs or Deposited Securities or a distribution of ADRs pursuant to the Deposit Agreement) where applicable: (1) taxes and other governmental charges; (2) such registration fees as may be in effect for the registrations of BASF Shares; (3) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement; (4) such expenses as are incurred by the Depositary in the conversion of Foreign Currency pursuant to the Deposit Agreement; (5) a fee of $5.00 or less per 100 ADSs (or portion thereof) for the execution, delivery and surrender, respectively, of ADRs pursuant to the Deposit Agreement; (6) a fee of $0.02 or less per ADS (or any portion thereof) for certain cash distributions pursuant to the Deposit Agreement; (7) a fee of $1.50 or less per certificate for a Receipt for transfers made pursuant to Section 2.5 of the Deposit Agreement and (8) a fee for the distribution of securities pursuant to Section
4.2 of the Deposit Agreement, such fee being in an amount equal to the fee for the execution and delivery referred to above which would have been charged as a result of the deposit of such securities (for purposes hereof treating all such securities as if they were BASF Shares) but which securities are instead distributed by the Depositary to Holders.

     The Depositary, pursuant to the Deposit Agreement, may own and deal in any class of securities of BASF Aktiengesellschaft and its affiliates and in ADRs.

LIABILITY OF HOLDER FOR TAXES OR OTHER GOVERNMENTAL CHARGES

     If any tax or other governmental charge shall become payable with respect to any ADR or any Deposited Securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge will be payable by the Holder of such ADR to the Depositary. The Depositary may refuse, and BASF Aktiengesellschaft shall be under no obligation, to effect any transfer of such ADR to issue any new ADR or to permit any deposit or withdrawal of Deposited Securities underlying such ADR until such payment is made, and BASF Aktiengesellschaft and the Depositary may withhold any dividends or other distributions, or may sell for the account of the Holder thereof any part or all of the Deposited Securities underlying such ADR and may apply such dividends, distributions or the proceeds of any such sale to pay any such tax or other governmental charge and the Holder of such ADR will remain liable for any deficiency.

DISCLOSURE OF HOLDINGS

     Each Holder is bound by and subject to the Articles of Association of BASF Aktiengesellschaft as if such Holder were a holder of BASF Shares, and each Holder must comply with all applicable provisions of German law as in effect from time to time and the Articles of Association of BASF Aktiengesellschaft with regard to notification to BASF Aktiengesellschaft and any governmental authorities of such Holder's interest in BASF Shares (including those BASF Shares represented by ADSs). Sections 21 and 22 of the German Securities Trading Act (Wertpapierhandelsgesetz) as currently in effect require any person who, either directly or by way of imputation, reaches, exceeds or falls below 5%, 10%, 25%, 50% or 75% of the voting rights in BASF Aktiengesellschaft, whether by acquiring or disposing of BASF Shares or otherwise, forthwith, and at the latest within seven calendar days, to inform BASF Aktiengesellschaft and the

German Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt fur den Wertpapierhandel) in writing that he has reached, exceeded or fallen below the aforesaid thresholds, disclose the extent of his voting rights, and notify the Federal Supervisory Authority for Securities Trading of his address. Failure to notify BASF Aktiengesellschaft will, for so long as such failure continues, result in the loss of any rights attached to the BASF Shares (e.g., voting rights and the right to receive dividends). In order to facilitate compliance with these notification requirements, a Holder may deliver any such notification with respect to American Depositary Shares representing BASF Shares to the Depositary, and the Depositary shall, as soon as practicable thereafter, forward such notification to BASF Aktiengesellschaft. Such notification will not, however, be deemed to be effected until such time as BASF Aktiengesellschaft receives it. Each Holder acknowledges that for as long as the failure by such Holder promptly to provide any such required notification of such interest in BASF Shares to BASF Aktiengesellschaft continues, such failure will result in the suspension of certain rights in respect of such American Depositary Shares of such Holder and the BASF Shares underlying such American Depositary Shares owned by such Holder including, without limitation, voting rights and the right to receive dividends.

GENERAL

     None of the Depositary, the Custodian, BASF Aktiengesellschaft or any of their respective officers, directors, employees, agents or affiliates will be liable to any Holder or any other person, if by reason of any provision of any present or future law or order of any government or agency thereof, or any court, decree or regulation of the United States, Germany or any other country, including any regulatory authority or stocks exchange or by reason of any provision, present or future, of the Articles of Association of BASF Aktiengesellschaft, or by reason of any provision of any securities issued or distributed by BASF Aktiengesellschaft, or any offering or distribution thereof, or by reason of any act of God or war or other circumstances beyond its control, the Depositary or BASF Aktiengesellschaft or any of their respective officers, directors, employees, agents or affiliates shall be prevented, delayed or forbidden from, or be subject to any civil or criminal penalty on account of, doing or performing any act or thing that by the terms of the Deposit Agreement or the Deposited Securities it is provided will be done or performed; nor will the Depositary or BASF Aktiengesellschaft or any of their respective officers, directors, employees, agents, or affiliates incur any liability to any Holder of any ADR by reason of any nonperformance or delay, caused as aforesaid, in the performance of any act or thing that by the terms of the Deposit Agreement it is provided will or may be done or performed or by reason of any exercise of, or failure to exercise, any discretion provided for under the Deposit Agreement. Where, by the terms of a distribution pursuant to the Deposit Agreement, or for any other reason, such distribution may not be made available to Holders, and the Depositary may not dispose of such distribution or offering on behalf of such Holders and make the net proceeds available to such Holders, then the Depositary will not make such distribution or offering, and will allow the rights, if applicable, to lapse.

     BASF Aktiengesellschaft and the Depositary assume no obligation nor will they be subject to any liability under the Deposit Agreement to Holders or Beneficial Owners of ADRs, except that they agree to perform their respective obligations specifically set forth under the Deposit Agreement without negligence or bad faith.

     The ADRs are transferable on the books of the Depositary, provided that the Depositary may close the transfer books at any time or from time to time when deemed expedient by it in connection with the performance of its duties. As a condition precedent to the execution and delivery, registration of transfer or surrender of any ADR or withdrawal of any Deposited Securities, the Depositary, the Custodian or BASF Aktiengesellschaft may require payment from the person presenting the ADR or the depositor of the BASF Shares of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to BASF Shares being deposited or withdrawn) and payment of any applicable charges of the Depositary. The delivery, transfer, registration of transfer of outstanding ADRs and surrender of ADRs generally may be suspended or refused during any period when the transfer books of the Depositary are closed or if any such action is deemed necessary or advisable by the Depositary or BASF Aktiengesellschaft, at any time or from time to time. Notwithstanding any other provision of the Deposit Agreement or the ADRs, the surrender of outstanding ADRs and withdrawal of Deposited Securities may not be suspended, except as required in connection with (i) temporary delays caused by closing the transfer books of the Depositary or the deposit of BASF Shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any United States or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of Deposited Securities.

     The Depositary will keep books, at its Corporate Trust Office, for the registration and transfer of ADRs, which at all reasonable times will be open for inspection by the Holders, provided that such inspection will not be for the purpose of communication with Holders in the interest of a business or object other than the business of BASF Aktiengesellschaft or a matter related to the Deposit Agreement or the ADRs.

     The Depositary, upon the written request of BASF Aktiengesellschaft or after the approval of BASF Aktiengesellschaft, may appoint one or more co-transfer agents for the purpose of effecting transfers and issuing new ADRs at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by Holders or persons entitled to ADRs and will be entitled to protection and indemnity to the same extent as the Depositary.

GOVERNING LAW

     The Deposit Agreement and the ADRs will be governed by the laws of the State of New York.

                                    PART III

ITEM 15.   DEFAULTS UPON SENIOR SECURITIES

     None.

ITEM 16.   CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES

     None.

                                    PART IV

ITEM 17.   FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.   FINANCIAL STATEMENTS

     Reference is made to Item 19 for a list of all financial statements filed as part of this Registration Statement.

ITEM 19.   FINANCIAL STATEMENTS AND EXHIBITS

     (a) The following consolidated financial statements, together with the report of Deloitte & Touche GmbH thereon, are filed as part of this Registration Statement.

                                                              PAGE
                                                              ----
Index to Consolidated Financial Statements..................  F-i
Report of Independent Accountants...........................  F-1
Consolidated Financial Statements
  Consolidated Statements of Income for the years ended
     December 31, 1997, 1998 and 1999.......................  F-2
  Consolidated Balance Sheets at December 31, 1998 and
     1999...................................................  F-3
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1997, 1998 and 1999.......................  F-4
  Consolidated Statements of Stockholders' Equity for the
     years ended December 31, 1997, 1998 and 1999...........  F-5
Notes to the Consolidated Financial Statements..............  F-7

     All schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements or Notes.

     (b) Documents filed as exhibits to this Registration Statement:

1.1 Articles of Association (Satzung) of BASF Aktiengesellschaft as amended to date (English translation included).

2.1 Form of Deposit Agreement among BASF Aktiengesellschaft, The Bank of New York as depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts.

3.1 Purchase Agreement dated March 20, 2000 by and among American Cyanamid Company, American Home Products Corporation and BASF Aktiengesellschaft.*

5.1 List of subsidiaries of BASF Aktiengesellschaft.

* Confidential portions have been redacted and filed separately with the Securities and Exchange Commission.

                                   BASF GROUP
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-1
Consolidated Financial Statements
     Consolidated Statements of Income for the years ended
      December 31, 1997, 1998 and 1999......................  F-2
     Consolidated Balance Sheets at December 31, 1998 and
      1999..................................................  F-3
     Consolidated Statements of Cash Flows for the years
      ended
       December 31, 1997, 1998 and 1999.....................  F-4
     Consolidated Statements of Stockholders' Equity for the
      years ended December 31, 1997, 1998 and 1999..........  F-5
Notes to the Consolidated Financial Statements..............  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

     We have audited the accompanying consolidated balance sheets of BASF Aktiengesellschaft and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in Germany which, as applied by us, are substantially the same as those followed in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BASF Aktiengesellschaft and its subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles in Germany.

     As discussed in Note 2 to the consolidated financial statements, the Company changed certain accounting and valuation methods as of January 1, 1998.

     Application of accounting principles generally accepted in the United States of America would have affected stockholders' equity as of December 31, 1999 and 1998 and net income for each of the years then ended to the extent summarized in Note 3 to the consolidated financial statements.

Frankfurt am Main,

March 1, 2000

Deloitte & Touche GmbH
Wirtschaftsprufungsgesellschaft

/s/ EMMERICH                                   /s/ KOMPENHANS
Professor Dr. Emmerich                         Kompenhans
Wirtschaftsprufer                              Wirtschaftsprufer

                                   BASF GROUP
                       CONSOLIDATED STATEMENTS OF INCOME
            (EUROS AND DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                                             YEAR ENDED DECEMBER 31,
                                                -------------------------------------------------
                                         NOTE      1997         1998         1999         1999
                                         ----   ----------   ----------   ----------   ----------
Sales..................................         E 30,117.3   E 29,245.6   E 31,318.2   $ 31,539.0
Petroleum and natural gas taxes........           (1,597.4)    (1,602.7)    (1,845.5)    (1,858.5)
                                                ----------   ----------   ----------   ----------
SALES, NET OF PETROLEUM AND NATURAL GAS
  TAXES................................   4       28,519.9     27,642.9     29,472.7     29,680.5
Cost of sales..........................          (18,161.3)   (17,274.5)   (18,391.3)   (18,520.9)
                                                ----------   ----------   ----------   ----------
GROSS PROFIT ON SALES..................           10,358.6     10,368.4     11,081.4     11,159.6
Selling expenses.......................           (4,783.2)    (4,963.2)    (5,279.9)    (5,317.1)
General and administrative expenses....             (714.0)      (772.5)      (677.0)      (681.8)
Research and development expenses......           (1,303.2)    (1,309.3)    (1,333.0)    (1,342.4)
Other operating income.................   5        1,093.9      1,136.9        978.2        985.1
Other operating expenses...............   6       (1,921.0)    (1,836.6)    (2,761.0)    (2,780.5)
                                                ----------   ----------   ----------   ----------
INCOME FROM OPERATIONS.................            2,731.1      2,623.7      2,008.7      2,022.9
                                                ----------   ----------   ----------   ----------
Expense/income from financial assets...              (24.4)        87.7        727.4        732.5
Write-downs of, and losses from,
  retirement of financial assets as
  well as securities held as current
  assets...............................              (32.4)       (48.4)       (22.2)       (22.4)
Interest result........................               51.4        107.8       (108.4)      (109.2)
                                                ----------   ----------   ----------   ----------
FINANCIAL RESULT.......................   7           (5.4)       147.1        596.8        600.9
                                                ----------   ----------   ----------   ----------
INCOME BEFORE TAXES AND MINORITY
  INTERESTS............................            2,725.7      2,770.8      2,605.5      2,623.8
                                                ----------   ----------   ----------   ----------
Income taxes...........................   8       (1,086.8)    (1,106.8)    (1,360.8)    (1,370.4)
                                                ----------   ----------   ----------   ----------
INCOME BEFORE MINORITY INTERESTS.......            1,638.9      1,664.0      1,244.7      1,253.4
Minority interests.....................   9          (15.5)       (35.4)         7.9          7.9
                                                ----------   ----------   ----------   ----------
NET INCOME.............................         E  1,654.4   E  1,699.4   E  1,236.8   $  1,245.5
                                                ----------   ----------   ----------   ----------
EARNINGS PER SHARE.....................         E     2.67   E     2.73   E     2.00   $     2.01

---------------
Solely for the convenience of the reader, the 1999 financial information has been translated into United States dollars using the December 31, 1999 noon buying rate of the Federal Reserve Bank of New York of $1.00 = E0.9930.

     The accompanying notes are an integral part of these Consolidated Financial Statements.

                                   BASF GROUP
                          CONSOLIDATED BALANCE SHEETS
                        (EUROS AND DOLLARS IN MILLIONS)

                                                                        AT DECEMBER 31,
                                                               ---------------------------------
                                                        NOTE     1998        1999        1999
                                                        ----   ---------   ---------   ---------
ASSETS
Intangible assets.....................................   11    E 1,964.9   E 2,146.8   $ 2,161.9
Property, plant and equipment.........................   12     10,754.5    12,416.3    12,503.8
Financial assets......................................   13      1,826.1     1,506.6     1,517.2
                                                               ---------   ---------   ---------
FIXED ASSETS..........................................          14,545.5    16,069.7    16,182.9
                                                               ---------   ---------   ---------
Inventories...........................................   14      3,703.4     4,027.7     4,056.1
Accounts receivable, trade............................           4,017.4     4,966.7     5,001.7
Receivables from affiliated companies.................             646.8       724.5       729.6
Miscellaneous receivables and other assets............           1,073.6     1,357.2     1,366.8
                                                               ---------   ---------   ---------
Receivables and other assets..........................   15      5,737.8     7,048.4     7,098.1
                                                               ---------   ---------   ---------
Marketable securities.................................             745.7       517.4       521.0
Cash and cash equivalents.............................             756.9       990.2       997.2
                                                               ---------   ---------   ---------
Liquid funds..........................................           1,502.6     1,507.6     1,518.2
                                                               ---------   ---------   ---------
CURRENT ASSETS........................................          10,943.8    12,583.7    12,672.4
                                                               ---------   ---------   ---------
DEFERRED TAXES........................................    8      1,077.3     1,225.4     1,234.0
PREPAID EXPENSES......................................   17        135.1       130.2       131.2
                                                               ---------   ---------   ---------
TOTAL ASSETS..........................................          26,701.7    30,009.0    30,220.5
                                                               ---------   ---------   ---------
STOCKHOLDERS' EQUITY AND LIABILITIES
Subscribed capital....................................   18      1,594.7     1,589.7     1,600.9
Capital surplus.......................................   18      2,590.1     2,675.2     2,694.1
Retained earnings.....................................   19      8,695.1     9,001.7     9,065.2
Currency translation adjustment.......................              39.5       549.3       553.2
Minority interests....................................   20        330.7       329.3       331.6
                                                               ---------   ---------   ---------
STOCKHOLDERS' EQUITY..................................          13,250.1    14,145.2    14,245.0
                                                               ---------   ---------   ---------
Provisions for pensions and similar obligations.......   21      4,062.5     4,170.0     4,199.4
Provisions for taxes..................................             487.3       662.6       667.3
Other provisions......................................   22      3,196.1     3,805.1     3,831.9
                                                               ---------   ---------   ---------
PROVISIONS............................................           7,745.9     8,637.7     8,698.6
                                                               ---------   ---------   ---------
Bonds and other liabilities to capital market.........   23        590.5       516.7       520.3
Liabilities to credit institutions....................   23        725.3       777.7       783.2
Accounts payable, trade...............................           1,871.2     2,316.0     2,332.3
Liabilities to affiliated companies...................             202.8       208.0       209.5
Miscellaneous liabilities.............................   23      2,115.1     3,217.4     3,240.1
                                                               ---------   ---------   ---------
LIABILITIES...........................................           5,504.9     7,035.8     7,085.4
                                                               ---------   ---------   ---------
DEFERRED INCOME.......................................             200.8       190.3       191.5
                                                               ---------   ---------   ---------
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES............         E26,701.7   E30,009.0   $30,220.5
                                                               ---------   ---------   ---------

---------------
Solely for the convenience of the reader, the 1999 financial information has been translated into United States dollars using the December 31, 1999 noon buying rate of the Federal Reserve Bank of New York of $1.00 = E0.9930.

     The accompanying notes are an integral part of these Consolidated Financial Statements.

                                   BASF GROUP
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (EUROS AND DOLLARS IN MILLIONS)

                                                              YEAR ENDED DECEMBER 31,
                                                   ---------------------------------------------
                                                     1997        1998        1999        1999
                                                   ---------   ---------   ---------   ---------
Net income.......................................  E 1,654.4   E 1,699.4   E 1,236.8   $ 1,245.5
Depreciation of fixed assets.....................    2,056.9     2,288.7     2,690.0     2,709.0
Changes in long-term provisions..................      (61.0)     (229.7)      204.5       205.9
Other non-cash items.............................       43.9       (47.4)      (41.9)      (42.2)
(Gains) losses from disposal of fixed assets and
  securities.....................................        9.4      (148.4)   (1,006.6)   (1,013.7)
Changes in inventories...........................      (19.9)       93.1      (218.5)     (220.0)
Changes in receivables...........................     (817.5)      336.8    (1,326.6)   (1,336.0)
Changes in other operating liabilities...........      425.1      (248.0)    1,717.3     1,729.4
                                                   ---------   ---------   ---------   ---------
CASH PROVIDED BY OPERATING ACTIVITIES............    3,291.3     3,744.5     3,255.0     3,277.9
                                                   ---------   ---------   ---------   ---------
Additions to tangible and intangible fixed
  assets.........................................   (2,479.5)   (2,722.2)   (2,938.7)   (2,959.4)
Additions to financial assets and securities.....     (953.9)   (1,177.0)     (877.7)     (883.9)
Payments related to acquisitions.................     (461.1)     (968.9)     (397.3)     (400.1)
Proceeds from divestitures.......................       97.6       208.6     1,093.5     1,101.2
Proceeds from the disposal of fixed assets and
  securities.....................................    1,177.1     1,432.4     1,021.7     1,028.9
                                                   ---------   ---------   ---------   ---------
CASH USED IN INVESTING ACTIVITIES................   (2,619.8)   (3,227.1)   (2,098.5)   (2,113.3)
                                                   ---------   ---------   ---------   ---------
Proceeds from capital increases..................       63.2        27.3        80.1        80.7
Share repurchase.................................          -           -      (255.6)     (257.4)
Proceeds from the addition of financial
  indebtedness...................................      127.0       336.9     2,350.9     2,367.5
Repayment of financial indebtedness..............     (125.2)     (431.6)   (2,446.2)   (2,463.4)
Dividends paid
- To shareholders of BASF Aktiengesellschaft.....     (537.2)     (636.1)     (692.8)     (697.7)
- To minority shareholders.......................       18.0         5.7        (4.7)       (4.7)
                                                   ---------   ---------   ---------   ---------
CASH USED IN FINANCING ACTIVITIES................     (454.2)     (697.8)     (968.3)     (975.0)
                                                   ---------   ---------   ---------   ---------
NET CHANGE IN CASH AND CASH EQUIVALENTS..........      217.3      (180.4)      188.2       189.6
                                                   ---------   ---------   ---------   ---------
Effects on cash and cash equivalents
- From foreign exchange rates....................        6.8       (17.1)       19.6        19.7
- From changes in scope of consolidation.........       27.6       111.6        25.5        25.7
Cash and cash equivalents as of beginning of
  year...........................................      591.1       842.8       756.9       762.2
                                                   ---------   ---------   ---------   ---------
CASH AND CASH EQUIVALENTS AS OF END OF YEAR......      842.8       756.9       990.2       997.2
                                                   ---------   ---------   ---------   ---------
Marketable securities............................    1,003.0       745.7       517.4       521.0
                                                   ---------   ---------   ---------   ---------
LIQUID FUNDS AS SHOWN ON THE BALANCE SHEET.......  E 1,845.8   E 1,502.6   E 1,507.6   $ 1,518.2
                                                   ---------   ---------   ---------   ---------

---------------
Solely for the convenience of the reader, the 1999 financial information has been translated into United States dollars using the December 31, 1999 noon buying rate of the Federal Reserve Bank of New York of $1.00 = E0.9930.

     The accompanying notes are an integral part of these Consolidated Financial Statements.

                                   BASF GROUP
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                              (EUROS IN MILLIONS)

                                       NUMBER OF
                                      SUBSCRIBED                                        CURRENCY                     TOTAL
                                        SHARES      SUBSCRIBED   CAPITAL    RETAINED   TRANSLATION   MINORITY    STOCKHOLDERS'
                                      OUTSTANDING    CAPITAL     SURPLUS    EARNINGS   ADJUSTMENT    INTERESTS      EQUITY
                1997                  -----------   ----------   --------   --------   -----------   ---------   -------------
January 1, 1997.....................  618,052,330    E1,580.0    E2,514.3   E6,262.4     E(129.1)     E248.4       E10,476.0
Issuance of new shares from
  conditional capital through the
  exercise of warrants attached to
  the 1986/2001 3% U.S. Dollar
  Option Bond.......................    4,010,310        10.2        52.9          -           -           -            63.1
Issuance of new shares from
  conditional capital to former
  Wintershall shareholders as
  compensation for Wintershall
  shares outstanding from the tender
  offer in 1968(1)..................           40           -           -          -           -           -               -
Dividends paid......................            -           -           -     (537.2)          -        18.0*         (519.2)
Net income..........................            -           -           -    1,654.4           -       (15.5)        1,638.9
Increase of foreign currency
  translation adjustments...........            -           -           -          -       329.4           -           329.4
Changes in scope of consolidation
  and other changes.................            -           -           -       38.3           -         3.9            42.2
                                      -----------    --------    --------   --------     -------      ------       ---------
December 31, 1997...................  622,062,680    E1,590.2    E2,567.2   E7,417.9     E 200.3      E254.8       E12,030.4

                                       NUMBER OF
                                      SUBSCRIBED                                        CURRENCY                     TOTAL
                                        SHARES      SUBSCRIBED   CAPITAL    RETAINED   TRANSLATION   MINORITY    STOCKHOLDERS'
                                      OUTSTANDING    CAPITAL     SURPLUS    EARNINGS   ADJUSTMENT    INTERESTS      EQUITY
                1998                  -----------   ----------   --------   --------   -----------   ---------   -------------
December 31, 1997, as previously
  reported..........................  622,062,680    E1,590.2    E2,567.2   E7,417.9     E200.3       E254.8       E12,030.4
Changes in accounting methods to
  U.S. GAAP to the extent permitted
  under the German Commercial
  Code..............................            -           -           -      238.1          -        (43.3)          194.8
                                      -----------    --------    --------   --------     ------       ------       ---------
January 1, 1998, restated...........  622,062,680     1,590.2     2,567.2    7,656.0      200.3        211.5        12,225.2
Issuance of new shares from
  conditional capital through the
  exercise of warrants attached to
  the 1986/2001 3% U.S. Dollar
  Option Bond.......................    1,731,460         4.5        22.9          -          -            -            27.4
Issuance of new shares from
  conditional capital to former
  Wintershall shareholders as
  compensation for Wintershall
  shares outstanding from the tender
  offer in 1968(1)..................           10           -           -          -          -            -               -
Dividends paid......................            -           -           -     (636.1)         -          5.7*         (630.4)
Net income..........................            -           -           -    1,699.4          -        (35.4)        1,664.0
(Decrease)/increase of foreign
  currency translation
  adjustments.......................            -           -           -          -     (160.8)         5.4          (155.4)
Changes in scope of consolidation
  and other changes.................            -           -           -      (24.2)         -        143.5           119.3
                                      -----------    --------    --------   --------     ------       ------       ---------
December 31, 1998...................  623,794,150    E1,594.7    E2,590.1   E8,695.1     E 39.5       E330.7       E13,250.1

---------------
(1) Amount is less than E100,000.

  * Profit and loss transfers to minority interests

                                   BASF GROUP
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY -- CONTINUED
                              (EUROS IN MILLIONS)

                                      NUMBER OF
                                     SUBSCRIBED                                        CURRENCY                     TOTAL
                                       SHARES      SUBSCRIBED   CAPITAL    RETAINED   TRANSLATION   MINORITY    STOCKHOLDERS'
                                     OUTSTANDING    CAPITAL     SURPLUS    EARNINGS   ADJUSTMENT    INTERESTS       EQUITY
               1999                  -----------   ----------   --------   --------   -----------   ---------   --------------
January 1, 1999....................  623,794,150    E1,594.7    E2,590.1   E8,695.1     E 39.5       E330.7       E13,250.1
Issuance of new shares from
  conditional capital through the
  exercise of warrants attached to
  the 1986/2001 3% U.S. Dollar
  Option Bond......................    5,086,690        13.0        67.1          -          -            -            80.1
Share buy-back and cancellation of
  own shares.......................   (7,896,200)      (20.2)       20.2     (255.6)         -            -          (255.6)
Capital increase in BASF
Aktiengesellschaft to reconcile
  nominal value of BASF shares to
  E2.56 per share..................            -         2.2        (2.2)         -          -            -               -
Dividends paid.....................            -           -           -     (692.8)         -         (4.7)*        (697.5)
Net income.........................            -           -           -    1,236.8          -          7.9         1,244.7
Increase of foreign currency
  translation adjustments..........            -           -           -          -      509.8         32.3           542.1
Changes in scope of consolidation
  and other changes................            -           -           -       18.2          -        (36.9)          (18.7)
                                     -----------    --------    --------   --------     ------       ------       ---------
December 31, 1999..................  620,984,640    E1,589.7    E2,675.2   E9,001.7     E549.3       E329.3       E14,145.2

---------------
* Profit and loss transfers to minority interests

     The accompanying notes are an integral part of these Consolidated Financial Statements.

                                   BASF GROUP

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF ACCOUNTING POLICIES

(a) BASIS OF PRESENTATION

     The Consolidated Financial Statements of BASF Aktiengesellschaft ("BASF" or "BASF Aktiengesellschaft") are based on the accounting and valuation principles of the German Commercial Code (Handelsgesetzbuch) and the German Stock Corporation Act (Aktiengesetz).

     As of January 1, 1998, certain accounting and valuation methods have been adjusted to generally accepted accounting principles in the United States (U.S.
GAAP) to the extent permissible under the German Commercial Code. The effects of these changes and the reconciliation of remaining significant deviations to U.S. GAAP are described in Notes 2 and 3 to these Consolidated Financial Statements. Insignificant deviations from U.S. GAAP have not been reconciled to U.S. GAAP because the impact on net income and stockholders' equity is immaterial.

     On January 1, 1999, the euro was introduced as the common legal currency of 11 member states of the European Economic and Monetary Union, including Germany. BASF has adopted the euro as its reporting currency in its Consolidated Financial Statements and translated all German marks (DM) amounts at the fixed exchange rate for German marks to euro. Although these statements depict the same trends as would have been shown had they been presented in German marks, they may not be directly comparable to the financial statements of other companies that have also been restated in euros. The euro did not exist prior to January, 1999, and accordingly historical exchange rates for the euro are not available. A comparison of the Consolidated Financial Statements and those of another company that had historically used a reporting currency other than the German mark that takes into account actual fluctuations in exchange rates could give a much different impression than a comparison of the Consolidated Financial Statements and those of another company as translated into euros. Note 1 (c) to the Consolidated Financial Statements explains how the amounts in these statements were translated. All monetary amounts shown in the Consolidated Financial Statements are expressed in millions of euros, except per share amounts.

     The translation of euros into U.S. dollars ($) has been made solely for the convenience of the reader at the noon buying rate of the Federal Reserve Bank of New York on December 31, 1999, which was $1.00 = E0.9930. No representation is made that such euro amounts could have been or could be converted into dollars at that or any other exchange rate on such date or any other dates.

(b) SCOPE OF CONSOLIDATION

     The Consolidated Financial Statements include BASF Aktiengesellschaft, the parent company, and all material subsidiaries in which BASF Aktiengesellschaft directly or indirectly exercises a majority of the voting rights or which are otherwise controlled by BASF Aktiengesellschaft (collectively, the "Company"). Furthermore, all material 50% joint ventures are included on a proportional consolidation basis. Subsidiaries and joint ventures whose impact on the net worth, financial position and results of the Company that are immaterial, individually and in the aggregate, are excluded from the scope of consolidation.

                                   BASF GROUP

     The number of consolidated companies and changes to the scope of consolidation are listed below:

                                                              1997   1998   1999
                                                              ----   ----   ----
Consolidated companies as of beginning of year..............  108    124    132
- Thereof proportional consolidation........................   10      9     17
First-time consolidations...................................   21     19     26
- Thereof proportional consolidation........................    -      8      2
Deconsolidations............................................    5     11      8
- Thereof proportional consolidation........................    1      -      3
                                                              ---    ---    ---
Consolidated as of December 31..............................  124    132    150
- Thereof proportional consolidation........................    9     17     16

     Generally, affiliated companies and associated companies in which the Company holds an equity interest of at least 20% are accounted for using the equity method. Affiliated companies represent subsidiary companies which have been excluded from the scope of consolidation on materiality grounds, while associated companies represent those entities where the Company, through a participation of at least 20%, exercises significant influence over the operating and financial policies thereof. In 1999, a total of 25 (1997: 36, 1998: 32) affiliated companies and 10 (1997: 12, 1998: 9) associated companies were accounted for using the equity method.

     Major changes to the scope of consolidation, other than those relating to corporate structure, relate to the following:

1997:

     First-time consolidations comprise:

     - Targor Group of Mainz, Germany, which consists of five companies, a joint venture between BASF and Celanese AG that combined their European polypropylene business as of July 1, 1997.

     - A total of five companies headquartered in the United Kingdom, South Africa, Mexico and Singapore that were included due to their increased importance.

     Deconsolidations comprise:

     - Kali und Salz Beteiligungs AG of Kassel, Germany, a potash company in which the Company reduced its shareholding to below 50%.

     - The divestiture of Resart GmbH of Mainz, Germany, a company engaged in the polymethyl methacrylate plastics business.

1998:

     First-time consolidations comprise:

     - Elenac Group of Kehl, Germany, and Strasbourg, France (which consists of eight companies), a joint venture that combined the European polyethylene businesses of BASF and Shell as of March 1, 1998. The Company has a 50% ownership interest in this venture. Elenac acquired the polyethylene business of Montell Polyolefine Company of the Netherlands effective March 1, 1998, as well as the Hostalen business of Hoechst AG effective December 31, 1998. The former joint venture company, Rheinische Olefinwerke GmbH, became part of Elenac.

     - Micro Flo Co. of Lakeland, Florida, a supplier of generic crop protection products in the United States, which was acquired on June 30, 1998.

                                   BASF GROUP

     - A total of six companies headquartered in Korea, Japan, China and Singapore that were included due to their increased importance.

     Deconsolidations comprise:

     - The divestiture of Chemag AG of Frankfurt, Germany, a trading company.

     - The divestiture of Comparex Informationssysteme GmbH of Mannheim, Germany, an information technology company (including four subsidiaries).

1999:

     First-time consolidations comprise:

     - BASELL C.V. of Rotterdam, the Netherlands, a joint venture with Shell that has been consolidated since the start-up of the styrene and propylene oxide plant.

     - Salchi Spa of Italy, an industrial coatings manufacturer acquired in 1998 and now known as BASF Coatings Spa of Burago Molgora, Milan, Italy.

     - Wintershall Energia S.A. of Buenos Aires, Argentina. The operation was taken over in 1998 when Deminex was split between the partners.

     - Another 23 subsidiaries previously not consolidated, mainly in the Pharmaceuticals segment and Polyurethanes division.

     Deconsolidations comprise:

     - The divestiture of BASF Horticulture et Jardin S.A. of Levallois, France.

     - The divestiture of Wintershall Canada Ltd. of Calgary, Alberta, Canada.

     - The divestiture of the former joint venture Ultrasorb Chemikalien GmbH of Ludwigshafen, Germany.

EFFECTS ON FINANCIAL STATEMENTS

     Changes in the scope of consolidation, acquisitions and divestitures had the following effects on the changes in the Consolidated Financial Statements:

                                                             1997                  1998                  1999
                                                      -------------------   -------------------   -------------------
                                                                            (EUROS IN MILLIONS)
Fixed assets........................................  E 231.3       2.0%    E1,363.2     10.7%    E 505.9       3.5%
- Thereof property, plant and equipment.............    246.3       3.0        796.0      8.8       343.0       3.2
Inventories and receivables.........................    139.7       1.6        189.7      1.9      (318.7)     (3.0)
Liquid funds........................................   (282.9)    (14.5)      (645.2)   (35.0)      711.1      47.3
                                                      -------               --------              -------
Assets..............................................     88.1       0.4        907.7      3.7       898.3       3.4
                                                      -------               --------              -------
Stockholders' equity................................    (48.9)     (0.5)       260.6      2.2       400.3       3.0
Financial liabilities...............................    149.9      14.4        338.7     30.1       107.6       8.2
Other liabilities...................................    (12.9)     (0.1)       308.4      2.7       390.4       3.2
                                                      -------     -----     --------    -----     -------      ----
Stockholders' equity and liabilities................  E  88.1       0.4%    E  907.7      3.7%    E 898.3       3.4%
                                                      -------               --------              -------
Sales...............................................       26       0.1%         483      1.7%        869       3.1%
- Thereof:
  - Acquisitions....................................      595                    963                  627
  - Divestitures....................................     (618)                  (627)                (331)
  - Changes in scope of consolidation...............       49                    147                  573

                                   BASF GROUP

     On a pro forma basis, if the 1997, 1998 and 1999 acquisitions had taken place at the beginning of 1997, 1998 and 1999 respectively, the impact on net sales, net income and basic and diluted earnings per share would not have been material.

PROPORTIONAL CONSOLIDATION

     The Company accounts for its investments in 16 joint ventures (1997: 9, 1998: 17) using the proportional consolidation method. This involves the combination of the Company's pro rata interest in such ventures on a line-by-line basis with the Company's Consolidated Financial Statements. The Company believes that this consolidation method, which is permitted under German GAAP, best illustrates its consolidated financial position and results of operations.

     Under U.S. GAAP, the investments in these joint ventures are required to be accounted for using the equity method. The differences in accounting treatment between proportional consolidation and the equity method of accounting have no impact on reported stockholders' equity or net income. Rather, they relate solely to matters of classification and display. The United States Securities and Exchange Commission (SEC) permits the omission of such differences in classification and display in the reconciliation to U.S. GAAP appearing in Note 3.

     Condensed financial information relating to the Company's pro rata interest in joint ventures accounted for using the proportional consolidation method is as follows:

                                                              AS OF DECEMBER 31,
                                                              -------------------
                 BALANCE SHEET INFORMATION                      1998       1999
                 -------------------------                    --------   --------
                                                              (EUROS IN MILLIONS)
Fixed assets................................................  E  566.2   E  860.4
Current assets..............................................     511.9      658.7
                                                              --------   --------
Total assets................................................   1,078.1    1,519.1
Stockholders' equity........................................     430.6      441.9
Provisions..................................................     104.9      233.5
Liabilities.................................................     542.6      843.7
                                                              --------   --------
Total liabilities and stockholders' equity..................  E1,078.1   E1,519.1

                                                           YEAR ENDED DECEMBER 31,
                                                        ------------------------------
           STATEMENT OF INCOME INFORMATION                1997       1998       1999
           -------------------------------              --------   --------   --------
                                                             (EUROS IN MILLIONS)
Sales.................................................  E1,668.3   E1,716.6   E1,885.7
Income from operations................................     137.3      108.2      156.8
Net income............................................      93.8       87.0      113.7

CASH FLOW INFORMATION
Cash generated from operating activities..............      64.6      201.9      120.5
Cash used for investing activities....................     (13.4)    (347.2)     (85.6)
Cash used for financing activities....................     (56.4)     163.4      (60.3)
Liquid funds..........................................       2.3       21.1       19.4

     LIST OF SHAREHOLDINGS: A list of companies included in the Consolidated Financial Statements as well as a list of all companies in which BASF has a participation, have been deposited at the Commercial Registry HRB 3000 in Ludwigshafen, Germany, as required by the German Commercial Code, Section 313(2).

                                   BASF GROUP

(c) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BALANCE SHEET DATE: The Consolidated Financial Statements are generally prepared using the individual financial statements of the companies forming part of the group (hereinafter referred to as "consolidated companies"). Such financial statements are generally prepared as of the balance sheet date of the Consolidated Financial Statements. In certain cases, interim financial statements or adjusted statements as of the balance sheet date of the Consolidated Financial Statements are prepared and used.

     UNIFORM VALUATION: Assets and liabilities of consolidated companies are accounted for and valued uniformly in accordance with the principles described herein. Where the accounting and valuation methods applied in the financial statements of the consolidated companies differ from these principles, appropriate adjustments are made to the relevant items. For companies accounted for under the equity method, significant deviations in the valuation methods are adjusted.

     ELIMINATIONS: Transactions between consolidated companies are eliminated in full and those for joint ventures, on a pro rata basis. Intercompany profits resulting from sales between consolidated companies are eliminated unless they originate from the construction of plants on customary market conditions and are of minor importance. With regard to the companies accounted for under the equity method, intercompany profits resulting from sales on customary market conditions are not eliminated because the amounts are insignificant or because determining them would involve a disproportionate amount of effort.

     CAPITAL CONSOLIDATION: Capital consolidation is based on a method equivalent to the purchase method required under U.S. GAAP. At the time of acquisition, the acquisition cost of participations is offset against the proportionate share of equity acquired. Differences arising are allocated to the assets or liabilities of the acquired company up to their fair values or capitalized as intangible fixed assets. Differences not allocated to individual assets are capitalized as goodwill and amortized within the expected useful life, generally within a period of seven to 15 years. For acquisitions prior to December 31, 1997, goodwill is generally amortized within five years.

     REVENUE RECOGNITION: Revenues from product sales and the performance of services are recognized upon shipment to customers or performance of services. Revenues on long-term natural gas contracts are recognized when the gas is delivered. The terms of such contracts do not fix price. Provisions for discounts, sales returns, rebates to customers, estimated future warranty obligations and other claims are provided for in the same period the related sales are recorded.

     INTANGIBLE ASSETS: Intangible assets are stated valued at acquisition cost less scheduled straight-line amortization. The weighted average amortization period for the intangible assets for 1998 and 1999 is eight years based on the following expected useful lives:

                                                              ESTIMATED
                                                                LIVES
                                                              ---------
Goodwill....................................................    5-15
Product rights and licenses.................................    3-15
Marketing, supply and similar rights........................    4-20
Know-how and patents........................................    5-15
Concessions, explorations rights and similar rights.........    3-25
Software....................................................     3-5
Other rights and values.....................................    5-25

     Periodically, the Company evaluates goodwill and other intangible assets whenever significant events or changes in circumstances occur which might impair recovery of recorded asset costs.

                                   BASF GROUP

     PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at acquisition or production cost less scheduled depreciation over their estimated useful lives. Low-value assets are fully depreciated in the year of acquisition and are shown as retirements. Movable depreciable fixed assets that are functionally integrated are treated as a single asset item. The cost of self-constructed plants includes direct costs and an appropriate proportion of the production overhead, but excludes financing costs for the period of construction. Movable fixed assets are mostly depreciated by the declining balance method, with a change to straight-line depreciation if this results in higher depreciation rates. Long-distance natural gas pipelines and immovable fixed assets are depreciated using the straight-line method.

     The weighted average periods of depreciation are as follows:

                                                              ESTIMATED
                                                                LIVES
                                                              ---------
Building and structural installations.......................     22
Industrial plant and machinery..............................      9
Long-distance natural gas pipelines.........................     25
Working and office equipment and other facilities...........      8

     Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In performing this review of recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying value of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets that the Company expects to hold and use is based on the fair value of the asset, which is usually based on the expected future discounted cash flows. Generally, long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

     The Company follows the successful efforts method of accounting for its oil and gas activities. Under this method, costs of successful oil and gas drilling operations are capitalized as tangible assets. They are depreciated on the declining balance method over the estimated useful lives of eight years (for drilling operations in old fields) or 15 years. In certain regions, they are depreciated on the unit-of-production basis. Geophysical expenditures, including exploratory and dry-hole costs, are charged against income.

     FINANCIAL ASSETS: Shares in affiliated and associated companies not accounted for by the equity method and other participations and securities held as fixed assets are shown at acquisition cost or, where an other-than-temporary impairment of value occurs, at the appropriate lower values.

     Investments in affiliated and associated companies accounted for by the equity method are carried at cost of acquisition, plus the Company's equity in undistributed earnings.

     Goodwill associated with such investments is amortized over a period between five and 10 years. Goodwill related to acquisitions prior to December 31, 1997, is mostly amortized over a period of five years.

     Loans are stated at cost or, in the case of non-interest-bearing loans or loans at below market interest rates, at their present value. Loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due. In such circumstances, the Company recognizes an impairment loss based on the estimated fair value of the loan.

     INVENTORIES: Inventories are carried at the lower of acquisition or production costs or market values, as appropriate. These lower values are the replacement costs of raw materials and factory supplies and merchandise and, in the case of work in process and finished products, the expected sales proceeds less

                                   BASF GROUP
costs to be incurred prior to sale and an average profit margin or costs of reproduction. Production costs include, in addition to direct costs, an appropriate allocation of production overhead using normal utilization rates of the production plants. Financing costs are not included. Construction-in-progress relates mainly to plants under construction for third parties. Expected profits are not recognized until the final billing and surrendering of a project; expected losses are recognized by write-downs to the lower attributable values.

     RECEIVABLES AND OTHER ASSETS: Receivables are generally carried at their nominal value; notes receivable and loans generating no or a low-interest income are discounted to their present values. Risks of collectibility and transferability are covered by appropriate valuation allowances.

     SECURITIES: Securities held as fixed assets as well as marketable securities are valued individually at cost or at lower quoted or market values.

     DEFERRED TAX ASSETS: Deferred tax assets are recorded for taxable temporary differences between the valuation of assets and liabilities in the financial statements of the consolidated companies and the carrying amounts for tax purposes using the tax rates applicable in the individual countries. If expected future earnings of a company make it seem more likely than not that the tax benefits will not be realized, appropriate valuation allowances are made.

     PROVISIONS: Provisions for pensions of German and foreign subsidiaries are based on actuarial computations according to the projected unit credit method. Similar obligations, especially those arising from promises made by North American group companies to pay the healthcare costs and life insurance premiums of retired staff and their dependents, are included in pension provisions.

     Tax provisions are recognized for income taxes and other taxes in the amount necessary to meet the expected payment obligations, less any prepayments which have been made. Provisions for deferred taxes are recognized for a net liability from taxable temporary differences between the valuation of assets and liabilities in the financial statements of the consolidated companies and the carrying amounts for tax purposes, using the tax rates applicable in the individual countries.

     Other provisions are recorded for the expected amounts of liabilities and probable losses from pending transactions. Maintenance provisions are established to cover omitted maintenance procedures as of end of the year, expected to be incurred within the first three months of the following year. The amount provided is based on reasonable commercial judgement.

     Environmental expenditures are expensed or capitalized as appropriate, depending upon their future economic benefit. Expenditures that relate to an existing condition caused by past operations and prescribed by current legal requirements that do not have future economic benefit, are expensed. Liabilities for these expenditures are recorded on an undiscounted basis when environmental assessments or clean-ups are probable and the costs can be reasonably estimated. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

     Provisions for required recultivation associated with oil and gas operations, especially the filling of wells and clearance of oilfields, or the operation of landfill sites are built up in installments over their expected service lives. In addition, provisions are accrued in installments for regular shutdowns within prescribed intervals of certain large-scale plants as required by technical surveillance authorities.

     Provisions for restructuring measures are recorded when a commitment from management exists and a detailed plan has been established. Such provisions include severance payments and other personnel-related costs as well as specific site restructuring costs such as the costs for demolition and closure.

     Provisions for long-service and anniversary bonuses are actuarially calculated using an interest rate predominantly of 5.5%. For short-time working programs for those nearing retirement, the present value of

                                   BASF GROUP
promised top-up payments are set aside in full and the wage and salary payments due during the passive phase of agreements are accrued through installments.

     CONVERSION OF FOREIGN CURRENCY ITEMS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS: The cost of assets acquired in foreign currencies and revenues from sales in foreign currencies are recorded at current rates on transaction dates. Short-term foreign currency receivables and liabilities are valued at the rate on the balance sheet date. Long-term foreign currency receivables are recorded at the rate prevailing on the acquisition date or at the lower rate on the balance sheet date. Long-term foreign currency liabilities are recorded at the rate prevailing on the acquisition date or at the higher rate on the balance sheet date.

     Foreign-currency receivables or liabilities that are hedged are recognized at hedge rates. Profits from currency derivatives which cannot be allocated to a particular underlying transaction are realized upon maturity. Unrealized losses from forward exchange transactions and currency options are recognized in earnings.

     The translation of foreign currency financial statements conforms with Statement of Financial Accounting Standard (SFAS) No. 52, "Foreign Currency Translation." Where the local currency is the functional currency, balance sheet items are translated to euros at year-end rates, expenses and income at quarterly average rates and equity accounts at historical rates. The effects of rate changes are shown as currency "translation adjustment" and reported as a separate component of equity.

     Where the euro is the functional currency, non-monetary assets and liabilities carried at historical values are translated using historical rates, monetary assets and liabilities (and any non-monetary assets and liabilities carried at fair value) are translated using the year-end rates and expenses and income are converted at quarterly average rates, except for those items derived from balance sheet items converted at historical rates, which are also translated at historical rates. Foreign exchange gains or losses resulting from the remeasurement process are included in other operating expenses or income.

     DERIVATIVE FINANCIAL INSTRUMENTS: The Company uses derivative financial instruments to manage foreign currency, interest rate and commodity price risks arising from booked, pending and planned underlying activities. Foreign currency receivables or liabilities that are hedged are recognized at forward rates and option strike prices. Profits from foreign currency derivatives that cannot be allocated to a particular underlying transaction are realized upon maturity. Unrealized losses associated with currency rate changes on forward foreign exchange contracts and currency options are recorded in income and included in provisions. For interest rate and interest rate/cross currency swaps, cash values of interest exchange amounts are accrued and recognized in interest income.

     EARNINGS PER SHARE: The calculation of earnings per share under German GAAP is based on the average number of common shares outstanding during the applicable period and the net income of the period.

     USE OF ESTIMATES IN FINANCIAL STATEMENT PREPARATION: The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In the preparation of these Consolidated Financial Statements, estimates and assumptions have been made by management concerning the selection of useful lives of property, plant and equipment and other intangible assets, provisions necessary for environmental protection and remediation costs, personnel costs, shutdown and restructuring costs and contingent liabilities, the carrying value of investments, deferred tax and trade receivable valuation allowances and other similar evaluations. Actual results could differ from those estimates.

                                   BASF GROUP

     INTRODUCTION OF THE EURO: The Consolidated Financial Statements, previously presented in German marks, are now presented in euros. The financial statements denominated in German marks have been translated into euros using the fixed exchange rate applicable since January 1, 1999 (E1 = DM 1.95583) for all periods presented.

2.  CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING AND VALUATION METHODS

     As explained in Note 1(a) Basis of presentation, certain accounting and valuation methods have been adjusted to U.S. GAAP to the extent permissible under the German Commercial Code as of January 1, 1998.

     The cumulative effects of these changes as of January 1, 1998, have been debited or credited directly to retained earnings in the Consolidated Financial Statements as follows:

                                                              (EUROS IN MILLIONS)
Valuation of pension obligations in accordance with the
  projected unit credit method (SFAS No. 87, "Employers'
  Accounting for Pensions").................................       E (961.8)
Elimination of special tax valuation measures...............          210.4
Other adjustments...........................................         (107.1)
Deferred tax assets/liabilities for above adjustments and
  for temporary differences between the carrying value of
  assets/liabilities for book and tax purposes..............        1,053.3
Minority interests..........................................           43.3
                                                                   --------
Total credit to retained earnings as of January 1, 1998.....       E  238.1

     Until December 31, 1997, pension obligations were accounted for by adopting "the entry age normal method" in accordance with German tax regulation and other statutory accounting regulations. Obligations arising from pension commitments were revalued as of January 1, 1998, using the projected unit credit method required by SFAS No. 87 considering the revised 1998 mortality tables of Dr. Heubeck, which are generally applicable for German companies.

     The effects of any accounting and valuation methods allowed exclusively for tax purposes, such as depreciation allowances or the deferral of gains from the disposal of fixed assets, have been fully eliminated from the Consolidated Financial Statements.

     Other adjustments related mainly to the change of the valuation methods of short-term foreign currency receivables and liabilities. They are converted at year-end exchange rates instead of using lower (receivables) or higher (payables) exchange rates at the inception of the receivable or payable.

     Furthermore, provisions for the overhauling of certain large scale plants within prescribed intervals are now accrued in installments instead of being charged to income as incurred. The Company accrues for overhaul costs related to its steamcrackers, and other major production plants in the Petrochemicals and Inorganics division, all of which are located either in Germany, Belgium or France. The Company is required by law in those countries to meet specific technical standards established for such plants. The expected cost of the overhauls is accrued on a straight-line basis during the period between overhauls, which is generally three to five years. Overhaul accruals encompass those costs expected to be incurred based upon internal engineering studies and past experience. The accruals comprise the costs of removing and replacing or reconditioning worn plant components.

     The SEC has referred the issue of accounting for overhauls to the Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants. It is possible that the

                                   BASF GROUP

Company will be required to change its accounting for overhauls once AcSEC has provided final guidance on this issue.

     Deferred tax assets were recognized for taxable temporary differences between the valuation of assets and liabilities in the commercial and tax balance sheets of the consolidated companies. Furthermore, deferred taxes arising from the above mentioned accounting changes are included.

     These adjustments resulted in the following increases (decreases) of balance sheet items as of January 1, 1998:

                                                              (EUROS IN MILLIONS)
Property, plant and equipment...............................       E   192.3
Inventories/receivables.....................................          (46.1)
Deferred tax assets.........................................         1,053.3
Prepaid expenses............................................          (44.0)
                                                                   ---------
TOTAL ASSETS................................................       E 1,155.5
                                                                   ---------
Retained earnings...........................................           238.1
Minority interests..........................................          (43.3)
Special reserves............................................          (18.1)
Provisions for pensions and similar obligations.............           917.8
Other provisions/liabilities................................            61.0
                                                                   ---------
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES..................       E 1,155.5
                                                                   ---------

3.  RECONCILIATION TO U.S. GAAP

     The Consolidated Financial Statements comply with U.S. GAAP as far as permissible under German GAAP. The remaining differences between German and U.S. GAAP relate to valuation methods which are required under U.S. GAAP but not allowed under German GAAP.

                                   BASF GROUP

     The following is a summary of the significant adjustments to net income and stockholders' equity for the years ended December 31, 1998 and 1999 which would be required if U.S. GAAP had been fully applied rather than German GAAP.

                                                                  YEAR ENDED DECEMBER 31,
                                                           -------------------------------------
                                                           NOTE     1998       1999       1999
        RECONCILIATION OF NET INCOME TO U.S. GAAP          ----   --------   --------   --------
                                                              (EUROS AND DOLLARS IN MILLIONS,
                                                                 EXCEPT PER SHARE AMOUNTS)
Net income as reported in the Consolidated Financial
  Statements of income under German GAAP.................         E1,699.4   E1,236.8   $1,245.5
Adjustments required to conform with U.S. GAAP:
Capitalization of interest...............................   (a)       35.4       26.1       26.3
Capitalization of software developed for internal use....   (b)          -       50.1       50.4
Valuation of pension funds...............................   (c)      (33.6)      70.9       71.4
Valuation of long-term foreign currency items and swap
  contracts..............................................   (d)       52.6      (36.0)     (36.3)
Valuation of securities..................................   (e)       (1.4)      (0.7)      (0.7)
U.S. GAAP adjustments relating to companies accounted for
  under the equity method................................   (f)       23.1        8.3        8.4
Other adjustments........................................   (g)      (20.0)     (27.1)     (27.3)
Deferred taxes...........................................   (h)       27.8        3.1        3.1
Minority interests.......................................   (i)      (12.3)      (6.7)      (6.7)
                                                                  --------   --------   --------
NET INCOME IN ACCORDANCE WITH U.S. GAAP..................          1,771.0    1,324.8    1,334.1
Basic earnings per share in accordance with U.S. GAAP....         E   2.84   E   2.14   $   2.16
Diluted earnings per share in accordance with U.S.
  GAAP...................................................         E   2.79   E   2.12   $   2.13

EARNINGS PER SHARE

     The calculation of earnings per common share is based on the weighted-average number of common shares outstanding during the applicable period. The calculation of diluted earnings per common share reflects the effect of all dilutive potential common shares that were outstanding during the respective period. For computing diluted earnings per share, interest expense of E4.2 (1998: E2.1) on convertible bonds (net of taxes) has been added to net income.

     In 1999, the Company introduced the BASF stock option program (BOP) for senior management. See Note 25 for further information. Such options were not included in the computation of diluted earnings per share for 1999 because the options exercise hurdles as described in Note 25 were not fulfilled and therefore there were no potentially dilutive shares or equivalents resulting from the BOP as of December 31, 1999.

     The determination of weighted average common stock and common stock equivalents is as follows:

                                                                 1998          1999
 WEIGHTED AVERAGE COMMON STOCK AND COMMON STOCK EQUIVALENTS   -----------   -----------
Common stock................................................  622,476,129   618,073,268
Common stock equivalents....................................   14,175,180     9,088,490
                                                              -----------   -----------
Total common stock and common stock equivalents
  outstanding...............................................  636,651,309   627,161,758
                                                              -----------   -----------

                                   BASF GROUP

                                                                YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------
                                                        NOTE     1998        1999        1999
 RECONCILIATION OF STOCKHOLDERS' EQUITY TO U.S. GAAP    ----   ---------   ---------   ---------
                                                            (EUROS AND DOLLARS IN MILLIONS)
Stockholders' equity as reported in the consolidated
  balance sheets under German GAAP....................         E13,250.1   E14,145.2   $14,245.0
Minority interests....................................            (330.7)     (329.3)     (331.6)
                                                               ---------   ---------   ---------
Stockholders' equity excluding minority interests.....          12,919.4    13,815.9    13,913.4
                                                               ---------   ---------   ---------
Adjustments required to conform with U.S. GAAP:
Capitalization of interest............................  (a)        450.3       476.4       479.8
Capitalization of software developed for internal
  use.................................................  (b)                     50.1        50.4
Valuation of pension funds............................  (c)        629.3       700.2       705.1
Valuation of long-term foreign currency and swap
  contracts...........................................  (d)         69.3        33.3        33.5
Valuation of securities...............................  (e)         88.6        95.9        96.6
U.S. GAAP adjustments relating to companies accounted
  for under the equity method.........................  (f)        107.0       115.3       116.1
Other adjustments.....................................  (g)         57.4        30.6        30.8
Deferred taxes........................................  (h)       (377.3)     (546.4)     (550.3)
Minority interests....................................  (i)        (39.1)      (18.5)      (18.6)
                                                               ---------   ---------   ---------
STOCKHOLDERS' EQUITY IN ACCORDANCE WITH U.S. GAAP.....          13,904.9    14,752.8    14,856.8

(a) CAPITALIZATION OF INTEREST

     The capitalization of interest relating to capital projects is not permissible under German GAAP.

     For U.S. GAAP purposes, the Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the asset.

     In calculating capitalized interest, the Company has made assumptions with respect to (i) the capitalization rate and (ii) the average amount of accumulated expenditures. For the Company's European subsidiaries, the weighted average annual borrowing rate of the Company has been used as the capitalization rate. This rate was 6.5% in 1998 and 1999. Non-European subsidiaries generally use the entity specific weighted average borrowing rate. Generally, the Company has assumed standard construction periods based on an extensive study of actual historical projects. Where separate project specific records are maintained, actual construction periods have been used.

     Interest capitalized, net of amortization was E35.4 million in 1998 and E26.1 million in 1999.

(b) CAPITALIZATION OF SOFTWARE DEVELOPED FOR INTERNAL USE

     In March 1998 the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP provides guidance with respect to accounting for the various types of costs incurred for computer software developed or obtained for the Company is use. The Company adopted SOP 98-1 as of January 1, 1999 resulting in the subsequent capitalization and depreciation of certain costs.

(c) VALUATION OF PENSION FUNDS

     Pension benefits under company pension schemes are partly funded in a legally independent fund "BASF Pensionskasse VVaG" ("BASF Pensionskasse") which is managed similar to a defined contribution plan and is subject to Germany's Law on the Supervision of Private Insurance Companies.

                                   BASF GROUP

     For U.S. GAAP purposes, BASF Pensionskasse would be classified as a defined benefit plan. The valuation of the pension obligations and of the fund assets of BASF Pensionskasse results in a prepaid pension asset according to U.S. GAAP which is not recorded in the Consolidated Financial Statements under German GAAP. The effect of this reconciling item on the Company's net income is to record less pension expense under U.S. GAAP as the actuarially calculated net periodic pension cost is less than the pension contributions charged to income under German GAAP. In 1998, however, this item also includes the reversal of an E86.3 million gain recorded under German GAAP for the transfer to the BASF Pensionskasse of the legal liability relating to the adjustment of retiree pensions every three years for inflation.

     Information about the funded status of the BASF Pensionskasse is provided in the following table:

                                                                1998       1999
                                                              --------   --------
                                                              (EUROS IN MILLIONS)
Plan assets as of December 31,..............................  E3,568.0   E4,280.5
Projected benefit obligation as of December 31,.............   3,029.7    3,205.9
                                                              --------   --------
Funded status...............................................     538.3    1,074.6
Unrecognized actuarial gains................................    (28.4)    (545.5)
                                                              --------   --------
Prepaid pension asset.......................................  E  509.9   E  529.1

     In addition to the BASF Pensionskasse, there are some foreign plans for which the valuation according to SFAS No. 87 results in a prepaid pension asset that is reported as part of the reconciliation. See Note 21 for further information.

(D) VALUATION OF LONG-TERM FOREIGN CURRENCY AND SWAP CONTRACTS

     Long-term receivables and liabilities denominated in a foreign currency are converted into euros at the exchange rates of the date when the transactions took place or the lower exchange rates at the end of the year for receivables, and the higher exchange rates for liabilities. U.S. GAAP requires the conversion of such items into the reporting currency at the exchange rates in effect at the end of the year into the reporting currency. Included in this reconciling item are unrealized gains on unsettled forward exchange transactions and currency options, which are recognized currently in earnings under U.S. GAAP, but not German GAAP.

     A provision of E48.6 million was recorded for the overvaluation of the Brazilian real as of December 31, 1998. Since the expected exchange losses from U.S.-dollar-denominated liabilities of the Company's Brazilian subsidiary became effective only in the first quarter of 1999, after the real was allowed to float against other currencies, the exchange loss would be charged to 1999 net income under U.S. GAAP.

     In 1997 the Company entered into a number of swap transactions with various banks. Under German GAAP, unrealized gains on these swap contracts were deferred until settlement or termination while unrealized losses were recognized as of each period end. Under U.S. GAAP, these swap contracts are marked to market. The amounts included in the reconciliation of net income were E12.4 million in 1999 and E(0.1) million in 1998 and in the reconciliation of shareholders equity, E22.6 million in 1999 and E10.2 million in 1998.

(E) VALUATION OF SECURITIES

     Under U.S. GAAP, available-for-sale securities are recorded at market values on the balance sheet date. The effect of the change in valuation is immediately recognized in shareholders' equity. Realized profits and losses are credited or charged to income, as are other than temporary impairments of value.

                                   BASF GROUP

The major part of securities and other investments are considered to be available-for-sale. Under German GAAP, such securities and other investments are valued at the lower of acquisition costs or market value at the balance sheet date.

(F) U.S. GAAP ADJUSTMENTS RELATING TO COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD

     For purposes of the reconciliation to U.S. GAAP, the earnings of companies accounted for using the equity method have been determined using valuation principles prescribed by U.S. GAAP.

(G) OTHER ADJUSTMENTS

     This caption includes the reversal of maintenance provisions, the reclassification of the provision for stock compensation, and other items. German GAAP requires companies to accrue for omitted maintenance procedures as of the end of the year, expected to be incurred within the first three months of the following year. Such costs would be expensed as incurred under U.S. GAAP. The amounts included in the reconciliation of net income related to the maintenance provision were E2.8 million in 1999 and E(19.6) million in 1998 and in the reconciliation of shareholders' equity were E34.3 million in 1999 and E31.5 million in 1998. For purposes of reconciliation to U.S. GAAP, the recording of stock compensation expense results in a credit to stockholders' equity rather than a balance sheet provision.

(H) DEFERRED TAXES

     The adjustments for deferred taxes primarily relate to the aforementioned U.S. GAAP reconciling items. Furthermore, German GAAP does not allow companies to recognize deferred tax assets on tax loss carryforwards. Such deferred tax assets of E162.6 million (1998: E114.1 million) have been included in the reconciliation to U.S. GAAP. In addition, this item contains deferred taxes related to foreign currency translation adjustments.

(I) MINORITY INTERESTS

     The share of minority shareholders' in the aforementioned reconciliation items to U.S. GAAP of net income and stockholders' equity are reported separately.

(J) CONSOLIDATION OF MAJORITY-OWNED SUBSIDIARIES

     U.S. GAAP requires the consolidation of majority-owned subsidiaries. Under German GAAP, the Company does not consolidate certain subsidiaries, because their combined effect on financial position, results of operations and cash flows is not material. The effect of non-consolidated subsidiaries for 1998 and 1999, the years for which German GAAP is reconciled to U.S. GAAP, on total assets, total liabilities, shareholders' equity, net sales and net income was less than 3%.

     Additionally, under German GAAP, the Company accounts on a prospective basis for previously unconsolidated subsidiaries that are added to the scope of consolidation. U.S. GAAP requires consolidation for all periods that a subsidiary is controlled. Had the previously unconsolidated companies that were newly consolidated in 1999 been consolidated in 1998, net sales for the year ended December 31, 1998 would have been E28,178.3 million. Additionally, had the companies that were newly consolidated in 1999 been consolidated in 1998, total assets and total liabilities under U.S. GAAP as of December 31, 1998 would have been greater in amount by E415.0 million and E402.4 million, respectively. The effect on the Company's U.S. GAAP net income for the year ended December 31, 1998, would have been immaterial.

                                   BASF GROUP

NEW U.S. GAAP ACCOUNTING STANDARDS NOT YET ADOPTED

     In June 1999, the Financial Accounting Standards Board (FASB) issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging
Activities - Deferral of the Effective Date of FASB Statement No. 133" which defers the effective date of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133, "Accounting for Derivative Instruments and Hedging activities," (SFAS No. 133), issued in June 1998, requires that all derivative financial instruments be reflected on the balance sheet at fair value, with changes in fair value recognized periodically in earnings or as a component of other comprehensive income, depending on the nature of the underlying item being hedged. In the event that an entity does not effectively hedge against an underlying item, changes in the fair value of the derivative will be recognized currently in the statement of operations. The Company is currently in the process of evaluating the impact of adopting this statement on the Consolidated Financial Statements.

REPORTING OF COMPREHENSIVE INCOME

     Comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income", includes the impact of other comprehensive income. These are revenues, gains, expenses and losses that under U.S. GAAP are not included in net income.

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 1998         1999
                                                              ----------   ----------
                    COMPREHENSIVE INCOME                        (EUROS IN MILLIONS)
Net income in accordance with U.S. GAAP.....................  E  1,771.0   E  1,324.8
Other comprehensive income, net of tax:
  Foreign currency translation adjustments..................     (160.8)        529.8
  Unrealized holding gains on securities....................        42.9          8.0
  Deferred taxes............................................       (4.3)      (171.1)
                                                              ----------   ----------
Other comprehensive income (loss), net of tax...............     (122.2)        366.7
                                                              ----------   ----------
Comprehensive income, net of tax............................  E  1,648.8   E  1,691.5
                                                              ----------   ----------

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 1998         1999
             STATEMENT OF STOCKHOLDERS' EQUITY                ----------   ----------
                                                                (EUROS IN MILLIONS)
Stockholders' equity according to U.S. GAAP before
  accumulated other comprehensive income....................  E 13,805.3   E 14,286.5
Accumulated other comprehensive income:
  Foreign currency translation adjustments..................        39.4        569.2
  Unrealized holding gains on securities....................        88.8         96.8
  Deferred taxes............................................      (28.6)      (199.7)
                                                              ----------   ----------
Accumulated other comprehensive income......................        99.6        466.3
                                                              ----------   ----------
Total stockholders' equity according to U.S. GAAP including
  comprehensive income......................................  E 13,904.9   E 14,752.8
                                                              ----------   ----------

                                   BASF GROUP

4.  SEGMENT REPORTING

     The Company is a worldwide manufacturer and supplier of more than 8,000 products. The Company offers a wide range of products, including high-value chemicals, plastics, dyestuffs, automotive coatings, crop protection products, pharmaceuticals, fine chemicals, petrochemicals, crude oil and natural gas. Industries served by the Company include chemical processing, automotive, agriculture, packaging, construction, textiles, electronics, paper and health and nutrition.

     The Company conducts its worldwide operations through 15 operating divisions, which have been aggregated into seven reportable operating segments based on the nature of the products and production processes, on the type of customers, on the channels of distribution and on the nature of the regulatory environment. The operating divisions Pharmaceuticals, Fine Chemicals and Crop Protection are included in the business segment Heath & Nutrition.

     The reportable operating segments are:

        - Chemicals,

        - Plastics & Fibers,

        - Colorants & Finishing Products,

        - Pharmaceuticals

        - Fine Chemicals

        - Crop Protection, and

        - Oil & Gas.

     See "Item 1. Description of Business" for further information about the Company's segment activities.

     Transfers between the operating segments are generally valued at market-based prices and the revenues generated by these transfers are shown in the table below as "Intersegment transfers."

     At the end of 1999, BASF sold its COMPO(R) business in specialty fertilizers for the home and garden to K+S Aktiengesellschaft of Kassel, Germany, which also took over the marketing and sales of agricultural fertilizers manufactured by the Company. As a result, the Company has transferred the sales, earnings and assets of the Fertilizers division to "Other" for 1999 and has adjusted the 1997 and 1998 results. Sales of the fertilizers operation were E987 million in 1997 as compared to E930 million in 1998, and E921 million in 1999.

     The income from operations recorded as "Other" includes mainly costs of exploratory research of E124 million in 1999 (1998: E121 million; 1997: E128 million) and other corporate costs, which cannot be allocated to the segments. It also includes the results of the fertilizer activities as well as of the information systems business sold in 1998 to Persetel of South Africa.

SEGMENT DATA

1997

                                                                         COLORANTS             HEALTH & NUTRITION
                                                             PLASTICS        &        ------------------------------------
                                                                &        FINISHING     PHARMA-       FINE          CROP
                                                CHEMICALS     FIBERS     PRODUCTS     CEUTICALS    CHEMICALS    PROTECTION
                                                ---------    --------    ---------    ---------    ---------    ----------
                                                                                              (EUROS IN MILLIONS)
Net sales.....................................   E4,471       E7,395      E6,540       E1,792       E1,154        E1,641
  Change (%)..................................     19.8         19.8        13.3         15.5         17.5          42.4
Intersegment transfers........................    2,101          450         371            2           40            35
                                                 ------       ------      ------       ------       ------        ------
Sales including intersegment transfers........    6,572        7,845       6,911        1,794        1,194         1,676
Income from operations........................    1,089          368         480          (35)         182           201
  Change (%)..................................     22.9        (26.1)       66.2            -         26.4          48.9
Assets........................................    3,142        4,397       4,052        1,701          700         1,605
Return on operational assets (%)..............     39.6          9.7        12.7            -         30.6          16.7
Research and development expense..............      135          189         183          319           58           184
Additions to tangible and intangible fixed
assets........................................      490          673         256          203           99            96
Depreciation of tangible and intangible fixed
assets........................................      394          476         424          217           72           138


                                                OIL &
                                                 GAS      OTHER      TOTAL
                                                ------    ------    -------

Net sales.....................................  E3,198    E2,329    E28,520
  Change (%)..................................    20.1     (30.8)      14.4
Intersegment transfers........................     247       317      3,563
                                                ------    ------    -------
Sales including intersegment transfers........   3,445     2,646     32,083
Income from operations........................     473       (27)     2,731
  Change (%)..................................    24.5         -       24.4
Assets........................................   2,503     6,436     24,536
Return on operational assets (%)..............    20.3         -       14.6
Research and development expense..............      69       166      1,303
Additions to tangible and intangible fixed
assets........................................     322       425      2,564
Depreciation of tangible and intangible fixed
assets........................................     213        94      2,028

SEGMENT DATA

1998

                                                                         COLORANTS             HEALTH & NUTRITION
                                                             PLASTICS        &        ------------------------------------
                                                                &        FINISHING     PHARMA-       FINE          CROP
                                                CHEMICALS     FIBERS     PRODUCTS     CEUTICALS    CHEMICALS    PROTECTION
                                                ---------    --------    ---------    ---------    ---------    ----------
                                                                                              (EUROS IN MILLIONS)
Net sales.....................................   E4,255       E7,573      E6,188       E2,091       E1,256        E1,750
  Change (%)..................................     (4.8)         2.4        (5.4)        16.7          8.8           6.7
Intersegment transfers........................    1,935          414         291           13           31            49
                                                 -------     --------    --------      ------       ------      ----------
Sales including intersegment transfers........    6,190        7,987       6,479        2,104        1,287         1,799
Income from operations........................      922          539         642           66          114           203
  Change (%)..................................    (15.3)        46.5        33.8            -        (37.4)          1.0
Assets........................................    3,354        4,957       3,981        1,949        1,203         1,730
Return on operational assets (%)..............     28.4         11.5        16.0          3.6           12          12.2
Research and development expense..............      148          188         158          375           65           194
Additions to tangible and intangible fixed
assets........................................      587          746         348          169          586           247
Depreciation of tangible and intangible fixed
assets........................................      452          562         382          247          129           158


                                                OIL &
                                                 GAS      OTHER      TOTAL
                                                ------    ------    -------

Net sales.....................................  E2,685    E1,845    E27,643
  Change (%)..................................   (16.0)    (20.8)      (3.1)
Intersegment transfers........................     235       270      3,238
                                                 ------   --------  --------
Sales including intersegment transfers........   2,920     2,115     30,881
Income from operations........................     276      (138)     2,624
  Change (%)..................................   (41.7)        -       (3.9)
Assets........................................   2,622     6,906     26,702
Return on operational assets (%)..............    10.8         -       12.7
Research and development expense..............      50       131      1,309
Additions to tangible and intangible fixed
assets........................................     505       534      3,722
Depreciation of tangible and intangible fixed
assets........................................     238        92      2,260

SEGMENT DATA

1999

                                                                         COLORANTS             HEALTH & NUTRITION
                                                             PLASTICS        &        ------------------------------------
                                                                &        FINISHING     PHARMA-       FINE          CROP
                                                CHEMICALS     FIBERS     PRODUCTS     CEUTICALS    CHEMICALS    PROTECTION
                                                ---------    --------    ---------    ---------    ---------    ----------
                                                                                              (EUROS IN MILLIONS)
Net sales.....................................   E4,393       E8,533      E6,395       E2,483       E1,374        E1,745
  Change (%)..................................      3.2         12.6         3.3         18.7          9.4          (0.3)
Intersegment transfers........................    1,848          421         259           55           32            36
Sales including intersegment transfers........    6,241        8,954       6,654        2,538        1,406         1,781
Income from operations........................      698          640         608           11         (794)          195
  Change (%)..................................    (24.3)        18.7        (5.3)       (83.3)           -          (3.9)
Assets........................................    4,050        6,811       4,343        2,145        1,080         1,949
Return on operational assets (%)..............     18.9         10.9        14.6          0.5        (69.6)         10.6
Research and development expense..............      149          180         160          404           70           190
Additions to tangible and intangible fixed
assets......................................        763          998         324          115           73            93
Depreciation of tangible and intangible fixed
assets........................................      482          595         423          282          327           175


                                                OIL &
                                                 GAS      OTHER      TOTAL
                                                ------    ------    -------

Net sales.....................................  E3,051    E1,499    E29,473
  Change (%)..................................    13.6     (18.7)       6.6
Intersegment transfers........................     177       296      3,124
Sales including intersegment transfers........   3,228     1,795     32,597
Income from operations........................     741       (90)     2,009
  Change (%)..................................   168.5                (23.4)
Assets........................................   3,003     6,628     30,009
Return on operational assets (%)..............    26.3                  8.6
Research and development expense..............      47       133      1,333
Additions to tangible and intangible fixed
assets......................................       524       363      3,253
Depreciation of tangible and intangible fixed
assets........................................     281        97      2,662

GEOGRAPHICAL SEGMENT DATA

     Sales, sales including interregional transfers and income from operations for the years ended December 31, are as follows:

                                                           NORTH                  ASIA
                                                THEREOF   AMERICA    SOUTH    PACIFIC AREA,
                                      EUROPE    GERMANY   (NAFTA)   AMERICA      AFRICA        TOTAL
                                      -------   -------   -------   -------   -------------   -------
                                                            (EUROS IN MILLIONS)
1997
Location of customers
  Sales.............................  E17,441   E 7,352   E5,966    E1,676       E3,437       E28,520
  Change (%)........................     10.6      10.9     22.2      21.8         17.8          14.4
  Share (%).........................       61        26       21         6           12           100
Location of companies
  Sales.............................   19,897    13,558    5,940     1,275        1,408        28,520
  Sales including interregional
     transfers......................   21,601         -    6,227     1,353        1,442        30,623
  Income from operations............    2,302     1,555      350        72            7         2,731
  Additions to tangible and
     intangible fixed assets........    1.447     1.073      888        56          173         2,564
  Assets............................   17,005    12,062    5,309     1,045        1,177        24,536
1998
Location of customers
  Sales.............................  E16,672   E 7,011   E6,249    E1,640       E3,082       E27,643
  Change (%)........................     (4.4)     (4.6)     4.7      (2.1)       (10.3)         (3.1)
  Share (%).........................       60        25       23         6           11           100
Location of companies
  Sales.............................   18,508    12,188    6,210     1,305        1,620        27,643
  Sales including interregional
     transfers......................   20,102         -    6,516     1,398        1,809        29,825
  Income from operations............    2,033     1,301      515        16           60         2,624
  Additions to tangible and
     intangible fixed assets........    2,214     1,840    1,092        69          347         3,722
  Assets............................   17,842    12,313    5,478     1,065        2,317        26,702
1999
Location of customers
  Sales.............................  E17,041   E 7,147   E6,765    E1,837       E3,830       E29,473
  Change (%)........................      2.2       1.9      8.2      12.0         24.2           6.6
  Share (%).........................       58        24       23         6           13           100
Location of companies
  Sales.............................   19,119    12,718    6,783     1,484        2,087        29,473
  Sales including interregional
     transfers......................   20,853         -    7,156     1,556        2,329        31,894
  Income from operations............    1,258       542      481       126          144         2,009
  Additions to tangible and
     intangible fixed assets........    1,950     1,595    1,105        83          115         3,253
  Assets............................   18,744    12,959    7,062     1,438        2,765        30,009

5.  OTHER OPERATING INCOME

                                                                1997       1998      1999
                                                              --------   --------   ------
                                                                  (EUROS IN MILLIONS)
Release of provisions.......................................  E  446.3   E  389.3   E142.1
Income from miscellaneous revenue-generating activities.....     122.5      154.8     74.8
Gains from foreign currency transactions and conversion.....     244.3      193.1    323.8
Gains from disposal of assets...............................      48.7      153.7    266.9
Other.......................................................     232.1      246.0    170.6
                                                              --------   --------   ------
                                                              E1,093.9   E1,136.9   E978.2

RELEASE OF PROVISIONS

     Use of provisions of E161 million in 1997 and E149 million in 1998 is included in the release of provisions because prior to 1999 the corresponding expenditures were recorded directly as expenses. Provision releases relate principally to the environmental protection and remediation provision, sales and purchase provisions, litigations and claims provision, shutdown and restructuring provision, maintenance provision and the reserve for income tax audit liabilities. Provision releases arise because present circumstances indicate that they are no longer probable and estimable or that the probable amount has been reduced.

INCOME FROM MISCELLANEOUS REVENUE-GENERATING ACTIVITIES

     Income from miscellaneous revenue-generating activities primarily represents revenues from energy sales, sales of raw materials and income from rentals.

GAINS FROM DISPOSAL OF ASSETS

     The gains in 1998 from the disposal of assets include amounts relating to the divestiture of certain lines of business of the Coatings division within the Colorants & Finishing Products segment, the disposal of a 35% stake in Comparex GmbH, which was deconsolidated, the divestiture of the thermoplastics business of the Styrene Polymer division of the Plastics & Fibers segment and to the contribution in kind of the polyethylene business of BASF Aktiengesellschaft to the Elenac joint venture.

     Gains from the disposal of assets which arose in 1999 related primarily to the sale of the Company's COMPO(R) business in specialty fertilizers and the marketing and sales of the Company's agricultural fertilizers operations; the sale of the Company's oil refining business, including a refinery in Lingen, Germany, and the divestiture of the Canadian oil and gas production activities of the Oil & Gas segment.

OTHER

     Includes income from the adjustment of valuation allowances of accounts receivables, income from management and marketing services, income from divestitures other than the disposal of fixed assets and various other items.

6.  OTHER OPERATING EXPENSES

                                                                1997       1998       1999
                                                              --------   --------   --------
                                                                   (EUROS IN MILLIONS)
Costs of reorganization, shutdowns, severance packages and
  other personnel obligations...............................  E  360.7   E  290.1   E  248.6
Environmental protection and safety measures, costs of
  demolition of fixed assets and costs related to the
  preparation of capital expenditure projects...............     190.9      212.3      263.2
Losses from foreign currency transactions and conversion....     194.2      357.2      287.1
Costs from miscellaneous revenue generating activities......     128.6      150.8       65.3
Goodwill amortization.......................................      72.8      170.9      260.3
Losses from disposal of assets..............................      61.2       33.0       30.0
Other.......................................................     912.6      622.3    1,606.5
                                                              --------   --------   --------
TOTAL.......................................................  E1,921.0   E1,836.6   E2,761.0

COSTS OF REORGANIZATION, SHUTDOWNS, SEVERANCE PACKAGES AND OTHER PERSONNEL OBLIGATIONS

     In 1997, charges resulted from the shutdown of two polystyrene sites in North America, restructuring measures at the Company's Colorants division at the Ludwigshafen site and the formation of Targor GmbH, which combined the polypropylene activities of the Company and Hoechst AG into a 50-50 joint venture.

     In 1998, the charges consisted mainly of expected shutdown expenses for two North American sites in the Colorants & Finishing Products segment and for production sites in the Plastic & Fibers segment at the Company's sites in Ludwigshafen and Antwerp.

     In 1999, charges included current expenses of E123.1 million for temporarily unutilized production plants. Additional charges related to the permanent shutdown of the following sites: the Company's multi-division site in Medellin, Colombia; the Colorants division's site in Ellesmere Port, England; the pharmaceutical production site in Beeston, England; and the fertilizer production site in Ostend, Belgium.

COSTS FROM MISCELLANEOUS REVENUE-GENERATING ACTIVITIES

     Cost from miscellaneous revenue-generating activities represents costs related to other miscellaneous revenue-generating activities as shown in Note 5.

OTHER

     Other is comprised of several items including valuation allowances on doubtful accounts, liquidation of inventories and provisions for litigations and claims.

     In 1999, expenses for litigations and claims relate primarily to sanctions and compensation payments associated with the vitamins antitrust proceedings in the United States and various other countries along with payments resulting from lawsuits involving the drug Synthroid(R).

7.  FINANCIAL RESULT

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1997     1998     1999
                                                              ------   ------   ------
                                                                (EUROS IN MILLIONS)
Income from participating interests and similar income......  E 32.5   E 61.3   E731.2
- Thereof from affiliated companies.........................    20.4     36.4     16.8
Income from profit transfer agreements......................    51.7     11.2      6.1
Losses from loss transfer agreements........................   (56.3)   (21.5)   (11.3)
(Losses)/income from companies accounted for under the
  equity method.............................................   (52.3)    36.7      1.4
                                                              ------   ------   ------
Net income from financial assets............................   (24.4)    87.7    727.4
                                                              ------   ------   ------
Write-down of, and losses from, retirement of financial
assets as well as securities held as current assets.........   (32.4)   (48.4)   (22.2)
                                                              ------   ------   ------
Income from other securities and financial assets...........    51.2     69.5     64.6
- Thereof from affiliated companies.........................    20.1     20.6     14.0
Other interest, income from sale of marketable securities
  and similar income........................................   232.9    310.1    123.0
- Thereof from affiliated companies.........................     9.8     14.7      4.7
Interest and similar expenses...............................  (232.7)  (271.8)  (296.0)
- Thereof to affiliated companies...........................    10.1      6.6      5.0
                                                              ------   ------   ------
Interest result.............................................    51.4    107.8   (108.4)
                                                              ------   ------   ------
Financial result............................................  E (5.4)  E147.1   E596.8
                                                              ------   ------   ------

     In 1999, income from participating interests and similar income included a gain from the sale of BASF's interest in the IVAX Corporation and Aral AG as part of the marketing and refinery business sold to Veba Oel AG. The divestiture of the holdings in ARAL AG together with the disposal of the refinery business, shown in income from operations, increased net income by E373 million.

     Amortization of goodwill of companies accounted for under the equity method totaling E21 million (1997: E26 million, 1998: E41 million) as well as income from the release of negative goodwill (1997: E70 million) are included in (losses) income from companies accounted for under the equity method.

     Interest income for 1998 includes gains of E122 million from the sale of securities and swaps.

     According to German GAAP, no interest expense has been capitalized for the construction of fixed assets. The capitalization of interest cost for qualifying assets is part of the reconciliation to U.S. GAAP.

8.  INCOME TAXES

                                                                1997       1998       1999
                                                              --------   --------   --------
                                                                   (EUROS IN MILLIONS)
German corporation tax......................................  E  432.2   E  421.8   E  591.3
German trade income tax.....................................     219.2      168.3      178.1
Foreign income tax..........................................     326.7      401.6      460.4
Taxes on oil-producing operations non-compensable with
  German corporation tax....................................     141.9       62.8      165.0
Refunds/loss carry back.....................................     (56.6)     (33.9)     (14.1)
                                                              --------   --------   --------
Current taxes...............................................   1,063.4    1,020.6    1,380.7
Deferred taxes..............................................      23.4       86.2      (19.9)
                                                              --------   --------   --------
Income taxes................................................  E1,086.8   E1,106.8   E1,360.8
                                                              --------   --------   --------

The regional breakdown of income before taxes was as follows:

                                                                1997       1998       1999
                                                              --------   --------   --------
                                                                   (EUROS IN MILLIONS)
Germany.....................................................  E1,686.0   E1,579.3   E1,211.5
Foreign.....................................................   1,039.7    1,191.5    1,394.0
                                                              --------   --------   --------
                                                              E2,725.7   E2,770.8   E2,605.5

     Retained corporate income in Germany is subject to a federal corporation income tax of 40 percent as of January 1, 1999. Income in 1997 and 1998 was subject to a 45 percent income tax rate. Additionally, a solidarity surcharge is levied on the federal corporate tax rate. The solidarity tax rate was 7.5 percent in 1997 and 5.5 percent in 1998 and 1999.

     Upon distribution of retained earnings to shareholders, the corporate tax rate on the distributed earnings that have been subject to the statutory tax rate is reduced to 30 percent through a release of the income tax provision on current years' income or by a refund of taxes previously paid in excess of 30 percent on income.

     Upon distribution of a dividend, shareholders resident in Germany are entitled to a tax credit in the amount of federal income taxes paid by the corporation.

     German trade income tax is levied at a weighted average rate of 16.2 percent, which varies by the municipalities where the industrial undertakings take place. This tax can be deducted from the corporation tax.

     Deferred tax assets and liabilities are calculated using the tax rate applicable in the individual foreign countries. Such rate averaged 36.0 percent in 1999 and 31.2 percent in 1998. For German companies, the provision was based on a tax rate of 52 percent in 1999 (1997: 56 percent, 1998: 56 percent). The 1999 reduction of federal corporation income tax resulted in a E45 million charge shown below under "Other".

     Foreign income tax rates in 1999 (1998) averaged 36.0 percent (31.2 percent), but varied between 4.5 percent (4.5 percent) and 42 percent (48 percent). Income from foreign sources which is distributed in the form of a dividend to the parent company is generally exempt from additional German corporation taxes through double taxation treaties. Income taxes on oil-producing operations in certain regions, which can amount to up to 85 percent, may be compensated up to an equivalent level with German corporation tax. The non-compensable amount is shown separately in the analysis of income taxes and the effective rate reconciliation.

     The differences between the statutory tax rate in Germany and the effective tax rate of 39.9 percent in 1997 and 1998 and 52.2 percent in 1999 is summarized as follows:

                                                   1997                 1998                1999
                                              ---------------   --------------------   ---------------
                                               AMOUNT     %       AMOUNT        %       AMOUNT     %
                                              --------   ----   -----------   ------   --------   ----
                                                                (EUROS IN MILLIONS)
Corporate income tax........................  E1,226.6   45.0%    E1,246.9     45.0%   E1,042.2   40.0%
Credit for dividend distributions...........    (136.3)  (5.0)      (148.5)    (5.4)     (150.4)  (5.8)
German trade income tax net of corporate
  income tax................................     120.5    4.4         92.6      3.3       106.9    4.1
Solidarity surcharge (7.5% in 1997 and 5.5%
  in 1998 and 1999).........................      34.1    1.3         28.4      1.0        38.0    1.5
Foreign tax-rate differential...............    (106.2)  (3.9)      (138.1)    (5.0)     (104.4)  (4.0)
Non-taxable income..........................     (54.4)  (2.0)      (121.7)    (4.4)      (65.0)  (2.5)
Non-deductible expenses, including
  amortization of goodwill..................      46.9    1.7         84.6      3.1       328.7   12.6
Income from companies accounted for under
  the equity method.........................      23.5    0.9        (16.6)    (0.6)       (0.6)     -
Utilization of tax-loss carryforwards and
  refund of taxes...........................    (113.8)  (4.2)       (44.5)    (1.6)      (20.4)  (0.8)
Non-creditable taxes on oil-producing
  operations..................................   141.9    5.2         62.8      2.3       165.0    6.3
Other.......................................     (96.0)  (3.5)        60.9      2.2        20.8    0.8
                                              --------   ----    ---------     ----    --------   ----
Income taxes/effective tax rate.............  E1,086.8   39.9%    E1,106.8     39.9%   E1,360.8   52.2%

     Deferred income tax assets and liabilities, calculated in accordance with U.S. GAAP - except for deferred tax assets on tax loss carryforwards which may not be set-up under German GAAP - are summarized as follows:

                                                                1998       1999
                                                              --------   ---------
                    DEFERRED TAX ASSETS                       (EUROS IN MILLIONS)
Intangible assets...........................................  E  104.3   E   225.3
Property, plant and equipment...............................    (235.8)     (164.3)
Financial assets............................................      53.7       (67.0)
Inventories and accounts receivable.........................     173.0       160.3
Provisions for pensions and similar obligations.............     601.8       507.6
Other provisions............................................     396.9       550.9
Other.......................................................     (16.6)       12.6
                                                              --------    --------
TOTAL.......................................................  E1,077.3   E 1,225.4
                                                              --------    --------
- Thereof short-term........................................     333.7       390.6
                                                              --------    --------
DEFERRED TAX LIABILITIES
Property, plant and equipment...............................     101.5       164.0
Other.......................................................      52.4        68.0
                                                              --------    --------
TOTAL.......................................................  E  153.9   E   232.0
                                                              --------    --------
- Thereof short-term........................................      58.0       110.4
                                                              --------    --------

     Deferred tax liabilities are included in "provisions for taxes" in the consolidated balance sheets.

RECONCILIATION OF DEFERRED TAX ASSETS/LIABILITIES TO U.S. GAAP

     Under U.S. GAAP, deferred tax liabilities would increase, or deferred tax assets decrease, under U.S. GAAP by E491.4 million in 1998 and E709.1 million in 1999 due to the following U.S. GAAP balance sheet differences:

                                                                1998       1999
                                                              ---------  ---------
                                                              (EUROS IN MILLIONS)
Property, plant and equipment...............................   E188.7     E202.4
Financial assets and marketable securities..................     86.9      106.1
Prepaid pension expense.....................................    322.5      331.4
Other.......................................................  (106.7)       69.2
                                                               ------     ------
TOTAL.......................................................   E491.4     E709.1
                                                               ------     ------

     Deferred tax assets according to U.S. GAAP would be higher by E114.1 million in 1998 (net of valuation allowance of E35.4 million) and E162.7 million in 1999 (net of a valuation allowance of E8.9 million) based on the following tax-loss carryforwards.

                                                                1998       1999
                                                              --------   --------
                                                              (EUROS IN MILLIONS)
German loss carryforwards:
  Corporation tax...........................................   E181.2     E185.2
  Trade income tax..........................................     13.2       18.8
Foreign loss carryforwards..................................     95.6      266.0

     Under U.S. GAAP, valuation allowances are established if, based on the weight of evidence, it is more likely than not that deferred tax assets will not be realized through the future taxable income of these subsidiaries or affiliated companies.

     German tax losses may generally be carried forward indefinitely with certain limitations to the annual amount deductible from future taxable income.

     Foreign loss carryforwards have varying expiration periods and are subject to limitations with regard to offsetting against future taxable incomes. Deferred tax liabilities have not been provided for withholding taxes or additional corporate income taxes due in Germany in the absence of double taxation treaties for unremitted earnings of foreign subsidiaries or affiliated companies or investments accounted for under the equity method.

9.  MINORITY INTERESTS

                                                               1997     1998    1999
                                                              ------   ------   -----
                                                                (EUROS IN MILLIONS)
Minority interests in profits...............................  E 25.6   E 32.4   E43.2
Minority interests in losses................................    41.1     67.8    35.3
                                                              ------   ------   -----
                                                              E(15.5)  E(35.4)  E 7.9

     See Note 20 for a detailed analysis of consolidated subsidiaries with minority shareholdings.

10.  OTHER INFORMATION

PERSONNEL COSTS

                                                                1997       1998       1999
                                                              --------   --------   --------
                                                                   (EUROS IN MILLIONS)
Wages and salaries..........................................  E4,687.0   E4,840.3   E4,934.7
Social security contributions and expenses for pensions and
  assistance................................................   1,103.0    1,169.7    1,244.8
- Thereof for pensions......................................     266.7      308.6      388.7
                                                              --------   --------   --------
TOTAL.......................................................  E5,790.0   E6,010.0   E6,179.5

     Pension costs for 1998 include a credit of E86.3 million resulting from an agreement between BASF Aktiengesellschaft and other German subsidiaries with BASF Pensionskasse. As part of the agreement, BASF Pensionskasse accepted the legal liability resulting from adjusting pensions granted every third year to the general development of net wages in Germany. BASF Aktiengesellschaft and other subsidiaries in Germany previously carried this liability on their balance sheets for the portion of pension benefits granted by BASF Pensionskasse.

     Pension costs for 1998 do not include the additional pension provisions resulting from the change of the valuation methods to conform with SFAS No. 87 totaling E961.8 million. (See Note 2 for further information.)

AVERAGE NUMBER OF EMPLOYEES

                                                                                           PROPORTIONALLY
                                                                                            CONSOLIDATED
                                                        FULLY CONSOLIDATED COMPANIES          COMPANIES
                                                       ------------------------------   ---------------------
                                                         1997       1998       1999     1997    1998    1999
                                                       --------   --------   --------   -----   -----   -----
Europe...............................................   77,414     75,314     73,957    2,700   2,975   3,456
- Thereof Germany....................................   60,332     59,215     58,083    2,443   2,596   2,962
North America (NAFTA)................................   15,232     15,438     15,668      799     807     744
South America........................................    6,703      6,449      6,902        -       -       -
Asia, Pacific Area, Africa...........................    4,417      7,656      8,453      739     360     166
                                                       -------    -------    -------    -----   -----   -----
TOTAL................................................  103,766    104,857    104,980    4,238   4,142   4,366
                                                       -------    -------    -------    -----   -----   -----
- Thereof with trainee contracts.....................    2,913      3,060      3,208      144     148     150
- Thereof with limited-term contracts................    2,871      3,107      3,198       20      23      72

     The above number of employees of proportionally consolidated companies are given in full; if they are taken into account at 50%, the average number of personnel for the Company is 105,885 in 1997, 106,928 in 1998 and 107,163 in 1999.

     The number of trainee contracts mainly concern vocational trainees. Most of these trainee contracts are within the Company's Germany operations.

INFORMATION RELATING TO THE BOARD OF EXECUTIVE DIRECTORS AND SUPERVISORY BOARD OF BASF AKTIENGESELLSCHAFT

                                                              1997   1998   1999
                                                              -----  -----  -----
Supervisory Board emoluments................................  E 1.4  E 1.6  E 1.6
Board of Executive Directors emoluments.....................   11.0   12.5    9.2
Pension for former members of the Board of Executive
  Directors and their surviving dependents..................    4.0    4.4    5.7
Pension provisions for former members of the Board of
  Executive Directors and their surviving dependents........   33.9   41.6   50.2

     In 1999, the members of the Board of Executive Directors were granted 166,616 option rights under the BASF stock option program (BOP). These options rights entitle such directors to purchase, if certain objectives are achieved, of a maximum of 333,232 shares at a preferential price. Personnel costs in 1999 related to the issuance of these options totaled E0.9 million. See Note 25 for further information.

TAXES OTHER THAN ON INCOME

     Taxes other than on income totaled E154.9 million in 1997, E121.9 million in 1998 and E149.3 million in 1999 and resulted primarily from property and real estate taxes. Such taxes are allocated to operational costs.

ADDITIONAL INFORMATION ON STATEMENTS OF CASH FLOWS

     Cash generated from operating activities in 1997 of E3,291 million, in 1998 of E3,745 million and in 1999 of E3,255 million exceeded cash used for investing activities of E2,620 million in 1997, E3,227 million in 1998 and E2,099 million in 1999. The excess cash was used, in large part, to pay dividends of E537 million in 1997, of E636 million in 1998 and of E693 million in 1999.

     Cash generated from operating activities was derived after interest payments of E230.6 million in 1997, E255.6 million in 1998 and E237.5 in 1999. Income taxes paid totaled E1,008.9 million in 1997, E977.7 million in 1998 and E592.7 million in 1999.

     In 1999, cash generated from operating activities included E299.1 million from the sale of accounts receivable.

11.  INTANGIBLE ASSETS

                                                     PATENTS, LICENSES,
                                                       TRADEMARKS AND                ADVANCE
                                                       SIMILAR RIGHTS     GOODWILL   PAYMENTS    TOTAL
                                                     ------------------   --------   --------   --------
                                                                     (EUROS IN MILLIONS)
ACQUISITION COSTS
Balance as of January 1, 1998......................       E1,665.4        E  511.6    E  81.2   E2,258.2
Change in scope of consolidation...................           95.7            47.3        0.1      143.1
Additions..........................................          496.8           321.8        4.2      822.8
Disposals..........................................           32.0            17.3          -       49.3
Transfers, including exchange rate changes.........           23.6           (25.2)     (78.1)     (79.7)
                                                          --------        --------    -------   --------
Balance as of December 31, 1998....................        2,249.5           838.2        7.4    3,095.1
                                                          --------        --------    -------   --------
ACCUMULATED AMORTIZATION
Balance as of January 1, 1998......................          621.5           138.7        0.9      761.1
Change in scope of consolidation...................           18.6             7.2          -       25.8
Additions..........................................          245.7           170.8        0.2      416.7
Disposals..........................................           29.5            25.5          -       55.0
Transfers, including exchange rate changes.........          (13.4)           (5.0)         -      (18.4)
                                                          --------        --------    -------   --------
Balance as of December 31, 1998....................          842.9           286.2        1.1    1,130.2
                                                          --------        --------    -------   --------
NET BOOK VALUE AS OF DECEMBER 31, 1998.............       E1,406.6        E  552.0    E   6.3   E1,964.9
                                                          ========        ========    =======   ========
ACQUISITION COSTS
Balance as of January 1, 1999......................       E2,249.5        E  838.2    E   7.4   E3,095.1
Change in scope of consolidation...................           72.8           139.9        0.4      213.1
Additions..........................................          218.3           265.7        5.5      489.5
Disposals..........................................           81.0            12.0        1.3       94.3
Transfers, including exchange rate changes.........          130.3           125.9       (4.2)     252.0
                                                          --------        --------    -------   --------
Balance as of December 31, 1999....................        2,589.9         1,357.7        7.8    3,955.4
                                                          --------        --------    -------   --------
ACCUMULATED AMORTIZATION
Balance as of January 1, 1999......................          842.9           286.2        1.1    1,130.2
Change in scope of consolidation...................            9.5            52.4          -       61.9
Additions..........................................          383.5           260.3        0.2      644.0
Disposals..........................................           72.2            12.7          -       84.9
Write-backs........................................            1.1               -          -        1.1
Transfers, including exchange rate changes.........           36.7            21.8          -       58.5
                                                          --------        --------    -------   --------
Balance as of December 31, 1999....................        1,199.3           608.0        1.3    1,808.6
                                                          --------        --------    -------   --------
NET BOOK VALUE AS OF DECEMBER 31, 1999.............       E1,390.6        E  749.7    E   6.5   E2,146.8
                                                          ========        ========    =======   ========

     Changes in the scope of consolidation in 1998 resulted primarily from Hokuriku Seiyaku Co. Ltd. of Japan in the Pharmaceuticals segment. Additions included the acquisition of the lysine business of the Daesang Group of Korea, the acquisition of Hoechst's polyethylene business through Elenac and the acquisition of the remaining 50 percent ownership stake in BASF Styrenics Korea Ltd. (merged into BASF Company Ltd. Korea as of December 31, 1998).

     Changes in the scope of consolidation, in 1999 are related primarily to (i) gas concessions of Wintershall Energia S.A. of Argentina. Such concessions were taken over through the September 1998 dissolution of Deminex and were consolidated for the first time in 1999, and (ii) the first-time consolidation of subsidiaries in the Pharmaceuticals segment and the Coatings division. Additions included the acquisition of rights to purchase propylene oxide from Lyondell Chemical Company of Houston, Texas, and the acquisition of the remaining 50 percent ownership stake in Targor from Hoechst/Celanese.

     Unscheduled write-downs recorded under the item "other operating expenses" were made for expected long-term value impairments of E161.1 million in 1999 on intangible assets. The most significant charge was recorded for the impairment of know-how, goodwill and other intangible assets related to the lysine business of the fine chemicals segment. This business suffered from a dramatic decline in lysine sales prices, due primarily to the pressures of worldwide overcapacity and record harvests of soybeans, which are an alternative to lysines as a source of protein for animal feed. Because these market conditions are expected to continue to exert downward pressure on lysine prices for the foreseeable future, management of the Company determined that the future undiscounted cash flows associated with the assets of the lysine business were insufficient to recover their carrying value. Accordingly, such assets were written down to fair value, which was determined on the basis of discounted cash flows.

12.  PROPERTY, PLANT AND EQUIPMENT

                               LAND, LAND RIGHTS
                                 AND BUILDINGS
                              INCLUDING BUILDINGS   MACHINERY AND   MISCELLANEOUS   ADVANCE PAYMENTS
                                    ON LAND           TECHNICAL       EQUIPMENT     AND CONSTRUCTION
                                OWNED BY OTHERS       EQUIPMENT     AND FIXTURES      IN PROGRESS        TOTAL
                              -------------------   -------------   -------------   ----------------   ---------
                                                             (EUROS IN MILLIONS)
ACQUISITION COSTS
Balance as of January 1,
1998........................       E5,738.3           E22,242.1       E3,056.4         E 1,387.4       E32,424.2
Change in scope of
  consolidation.............          293.5               410.9           40.8             205.4           950.6
Additions...................           81.8               781.7          188.7           1,847.1         2,899.3
Disposals...................          105.4               617.5          291.9              19.2         1,034.0
Transfers, including
  exchange rate changes.....          208.7             1,113.9          126.9          (1,739.1)         (289.6)
                                   --------           ---------       --------         ---------       ---------
Balance as of December 31,
  1998......................        6,216.9            23,931.1        3,120.9           1,681.6        34,950.5
                                   --------           ---------       --------         ---------       ---------
ACCUMULATED DEPRECIATION
Balance as of January 1,
  1998......................        3,590.7            17,289.5        2,431.5              36.8        23,348.5
Change in scope of
  consolidation.............           58.5               210.3           25.3                 -           294.1
Additions...................          192.7             1,341.2          308.8               0.6         1,843.3
Disposals...................           68.8               567.4          260.9                 -           897.1
Write-backs.................            0.3                 0.4              -               0.1             0.8
Transfers, including
  exchange rate changes.....         (184.0)             (155.8)         (15.5)            (36.7)         (392.0)
                                   --------           ---------       --------         ---------       ---------
Balance as of December 31,
  1998......................        3,588.8            18,117.4        2,489.2               0.6        24,196.0
                                   --------           ---------       --------         ---------       ---------
NET BOOK VALUE AS OF
  DECEMBER 31, 1998.........       E2,628.1           E 5,813.7       E  631.7         E 1,681.0       E10,754.5
                                   ========           =========       ========         =========       =========
ACQUISITION COSTS
Balance as of January 1,
1999........................       E6,216.9           E23,931.1       E3,120.9         E 1,681.6       E34,950.5
Change in scope of
  consolidation.............           46.1               529.4           31.7             229.0           836.2
Additions...................           76.5               701.4          157.1           1,828.6         2,763.6
Disposals...................          158.0             1,344.3          283.9              11.4         1,797.6
Transfers, including
  exchange rate changes.....          523.2             2,135.1          300.2          (1,450.9)        1,507.6
                                   --------           ---------       --------         ---------       ---------
Balance as of December 31,
  1999......................        6,704.7            25,952.7        3,326.0           2,276.9        38,260.3
                                   --------           ---------       --------         ---------       ---------
ACCUMULATED DEPRECIATION
Balance as of January 1,
  1999......................        3,588.8            18,117.4        2,489.2               0.6        24,196.0
Change in scope of
  consolidation.............           13.7               419.1           21.0                 -           453.8
Additions...................          207.9             1,495.8          311.8               2.7         2,018.2
Disposals...................          110.5             1,214.3          265.8                 -         1,590.6
Write-backs.................            0.6                 3.8              -                 -             4.4
Transfers, including
  exchange rate changes.....          140.1               519.0          112.5              (0.6)          771.0
                                   --------           ---------       --------         ---------       ---------
Balance as of December 31,
  1999......................        3,839.4            19,333.2        2,668.7               2.7        25,844.0
                                   --------           ---------       --------         ---------       ---------
NET BOOK VALUE AS OF
  DECEMBER 31, 1999.........       E2,865.3           E 6,619.5       E  657.3         E 2,274.2       E12,416.3
                                   ========           =========       ========         =========       =========

     Impairment losses of E46.1 million were recorded in 1999 related to production sites in Medellin, Colombia; Ellesmere Port, England; Freeport, United States; and Yokkaichi, Japan and E28.3 million in 1998 related primarily to measures taken at two BASF Corporation sites in North America.

     These actions were necessary primarily because of excess production capacity, coupled with insufficient demand for certain products. Management of the Company determined that the future undiscounted cash flows associated with the production sites were insufficient to recover their carrying value. Accordingly, such assets were written down to their discounted cash values, using appropriate discount rates.

13.  FINANCIAL ASSETS

                                                                                                     PARTICIPATIONS
                                  SHARES IN    SHARES IN      SHARES IN         SECURITIES       AND SECURITIES HELD AS
                                  AFFILIATED   ASSOCIATED   PARTICIPATING        HELD AS              FIXED ASSETS
                                  COMPANIES    COMPANIES      INTERESTS        FIXED ASSETS            (SUBTOTAL)
                                  ----------   ----------   -------------   ------------------   ----------------------
                                                                   (EUROS IN MILLION)
ACQUISITION COSTS
Balance as of January 1, 1998...    E  958.7     E334.7        E258.3             E26.8                 E1,578.5
Change in scope of
  consolidation.................      (346.9)     (13.9)            -               7.2                   (353.6)
Additions.......................       279.6       22.8          20.1               8.4                    330.9
Disposals.......................        36.2      120.9          14.7               1.1                    172.9
Transfers, including exchange
  rate changes..................       (58.4)     (25.6)         (3.0)              0.4                    (86.6)
                                    --------     ------        ------             -----                 --------
Balance as of December 31,
  1998..........................       796.8      197.1         260.7              41.7                  1,296.3
                                    --------     ------        ------             -----                 --------
ACCUMULATED DEPRECIATION
Balance as of January 1, 1998...        61.0       28.4          86.7               1.3                    177.4
Change in scope of
  consolidation.................         0.2          -             -               0.9                      1.1
Additions.......................         4.7       13.4             -               1.2                     19.3
Disposals.......................         0.9        1.1             -                 -                      2.0
Transfers, including exchange
  rate changes..................       (47.6)     (19.8)            -               0.1                    (67.3)
                                    --------     ------        ------             -----                 --------
Balance as of December 31,
  1998..........................        17.4       20.9          86.7               3.5                    128.5
                                    --------     ------        ------             -----                 --------
NET BOOK VALUE AS OF
  DECEMBER 31, 1998.............    E  779.4     E176.2        E174.0             E38.2                 E1,167.8
                                    ========     ======        ======             =====                 ========

                                                    LOANS TO
                                                   ASSOCIATED
                                       LOANS        COMPANIES
                                         TO            AND          OTHER LOANS     LOANS AND OTHER        TOTAL
                                     AFFILIATED   PARTICIPATING         AND           INVESTMENTS        FINANCIAL
                                     COMPANIES      INTERESTS       INVESTMENTS       (SUBTOTAL)          ASSETS
                                     ----------   -------------   ---------------   ---------------   ---------------
                                                                    (EUROS IN MILLION)
ACQUISITION COSTS
Balance as of January 1, 1998......    E536.4         E42.8           E155.1            E734.3           E2,312.8
Change in scope of consolidation...         -          (3.1)            (2.1)             (5.2)            (358.8)
Additions..........................       2.3          60.5             14.8              77.6              408.5
Disposals..........................     106.6           8.2             15.9             130.7              303.6
Transfers, including exchange rate
  changes..........................       3.3          (2.0)           (14.6)            (13.3)             (99.9)
                                       ------         -----           ------            ------           --------
Balance as of December 31, 1998....     435.4          90.0            137.3             662.7            1,959.0
                                       ------         -----           ------            ------           --------
ACCUMULATED DEPRECIATION
Balance as of January 1, 1998......         -             -              3.5               3.5              180.9
Change in scope of consolidation...         -             -                -                 -                1.1
Additions..........................       0.2           0.4              0.8               1.4               20.7
Disposals..........................         -             -              0.5               0.5                2.5
Transfers, including exchange rate
  changes..........................         -             -                -                 -              (67.3)
                                       ------         -----           ------            ------           --------
Balance as of December 31, 1998....       0.2           0.4              3.8               4.4              132.9
                                       ------         -----           ------            ------           --------
NET BOOK VALUE AS OF DECEMBER 31,
  1998.............................    E435.2         E89.6           E133.5            E658.3           E1,826.1
                                       ======         =====           ======            ======           ========

                                                                                                   PARTICIPATIONS
                                      SHARES IN    SHARES IN      SHARES IN      SECURITIES    AND SECURITIES HELD AS
                                      AFFILIATED   ASSOCIATED   PARTICIPATING     HELD AS           FIXED ASSETS
                                      COMPANIES    COMPANIES      INTERESTS     FIXED ASSETS         (SUBTOTAL)
                                      ----------   ----------   -------------   ------------   ----------------------
                                                                     (EUROS IN MILLION)
ACQUISITION COSTS
Balance as of January 1, 1999.......    E  796.8     E197.1        E260.7          E41.7              E1,296.3
Change in scope of consolidation....      (103.3)       2.1           1.7            0.5                 (99.0)
Additions...........................       252.4      191.9          47.8            3.4                 495.5
Disposals...........................        22.0       81.4         152.1            7.7                 263.2
Transfers, including exchange rate
  changes...........................       (13.1)    (158.7)         34.8           (6.7)               (143.7)
                                        --------     ------        ------          -----              --------
Balance as of December 31, 1999.....       910.8      151.0         192.9           31.2               1,285.9
                                        --------     ------        ------          -----              --------
ACCUMULATED DEPRECIATION
Balance as of January 1, 1999.......        17.4       20.9          86.7            3.5                 128.5
Change in scope of consolidation....        (2.3)         -             -              -                  (2.3)
Additions...........................         1.8        3.4          12.3            0.3                  17.8
Disposals...........................         3.8        6.7          85.8            1.8                  98.1
Write-backs.........................           -          -             -              -                     -
Transfers, including exchange rate
  changes...........................         0.5          -          (1.2)           0.1                  (0.6)
                                        --------     ------        ------          -----              --------
Balance as of December 31, 1999.....        13.6       17.6          12.0            2.1                  45.3
                                        --------     ------        ------          -----              --------
NET BOOK VALUE AS OF DECEMBER 31,
  1999..............................    E  897.2     E133.4        E180.9          E29.1              E1,240.6
                                        ========     ======        ======          =====              ========

                                                   LOANS TO
                                                  ASSOCIATED
                                                   COMPANIES                          LOANS AND
                                     LOANS TO         AND          OTHER LOANS          OTHER             TOTAL
                                    AFFILIATED   PARTICIPATING         AND           INVESTMENTS        FINANCIAL
                                    COMPANIES      INTERESTS       INVESTMENTS       (SUBTOTAL)          ASSETS
                                    ----------   -------------   ---------------   ---------------   ---------------
                                                                   (EUROS IN MILLION)
ACQUISITION COSTS
Balance as of January 1, 1999.....    E435.4        E 90.0           E137.3            E662.7           E1,959.0
Change in scope of
  consolidation...................         -         (28.5)             0.7             (27.8)            (126.8)
Additions.........................       3.5          24.3             23.1              50.9              546.4
Disposals.........................     415.9           1.2             19.9             437.0              700.2
Transfers, including exchange rate
  changes.........................      (0.3)          0.6             21.5              21.8             (121.9)
                                      ------        ------           ------            ------           --------
Balance as of December 31, 1999...      22.7          85.2            162.7             270.6            1,556.5
                                      ------        ------           ------            ------           --------
ACCUMULATED DEPRECIATION
Balance as of January 1, 1999.....       0.2           0.4              3.8               4.4              132.9
Change in scope of
  consolidation...................         -             -                -                 -               (2.3)
Additions.........................         -             -              1.4               1.4               19.2
Disposals.........................         -             -              0.7               0.7               98.8
Write-backs.......................         -           0.4              0.1               0.5                0.5
Transfers, including exchange rate
  changes.........................         -             -                -                 -               (0.6)
                                      ------        ------           ------            ------           --------
Balance as of December 31, 1999...       0.2             -              4.4               4.6               49.9
                                      ------        ------           ------            ------           --------
NET BOOK VALUE AS OF DECEMBER 31,
  1999............................    E 22.5        E 85.2           E158.3            E266.0           E1,506.6
                                      ======        ======           ======            ======           ========

     In 1998, additions to "Shares in affiliated companies" of E279.6 million include the acquisitions of both the Italian industrial coatings manufacturer Salchi Spa, which is now known as BASF Coatings Spa. and to Explorations- und Produktionsbeteiligungsgesellschaft der Wintershall mbH, a company created after the dissolution of the Deminex joint venture and took over the former joint venture operations in Argentina (Wintershall Energia S.A.) and some smaller operations in eastern Europe. Further increases resulted from the establishment of BASF Petronas Chemicals Sdn. Bhd. in Malaysia.

     In 1999, additions to "Shares in affiliated companies" of E252.4 million related primarily to capital increases for construction projects at BASF's Verbund site in Kuantan, Malaysia. The Kuantan site is operated by BASF Petronas Chemicals Sdn. Bhd, a joint venture in which BASF holds a 60 percent ownership stake, and BASF Services (Malaysia), a company in which BASF holds a 100 percent ownership stake. These enterprises have not yet been consolidated. Additions to "Shares in associated companies" included the acquisition of a 40 percent ownership stake in Svalof Weibull, a seed breeding company based in Svalov, Sweden. Goodwill of E156.9 million related to the acquisition of shares in affiliated and associated companies.

OTHER FINANCIAL ASSETS

     The book and market values of available-for-sale securities held as fixed assets and shares in participating interests is summarized below:

                                                       1998                           1999
AVAILABLE-FOR-SALE SECURITIES              ----------------------------   ----------------------------
                                            BOOK    MARKET   UNREALIZED    BOOK    MARKET   UNREALIZED
                                           VALUES   VALUES     GAINS      VALUES   VALUES     GAINS
                                           ------   ------   ----------   ------   ------   ----------
                                                               (EUROS IN MILLIONS)
Fixed-term securities....................  E 20.7   E 20.8     E 0.1      E 21.1   E 21.4      E0.3
Mutual funds.............................     3.7      3.8       0.1         3.0      3.0         -
Other shareholdings and securities.......   187.8    224.1      36.3       185.9    186.0       0.1
                                           ------   ------     -----      ------   ------      ----
TOTAL....................................  E212.2   E248.7     E36.5      E210.0   E210.4      E0.4

     The disposal of available-for-sale securities generated proceeds of E0.3 million in 1998 and E3.1 million in 1999 and a gain of E0.1 million in 1998 and a loss of E0.3 million in 1999.

                                                                   1998             1999
MATURITIES OF FIXED-TERM SECURITIES AS OF DECEMBER 31         --------------   --------------
                                                              BOOK    MARKET   BOOK    MARKET
                                                              VALUE   VALUE    VALUE   VALUE
                                                              -----   ------   -----   ------
                                                               (EUROS IN MILLIONS)
Less than 1 year............................................  E0.9     E0.9     E-      E  -
Between 1 and 5 years.......................................   0.1      0.1      -         -
More than 5 years...........................................   0.7      0.7      -         -
                                                              ----     ----     --      ----
TOTAL.......................................................  E1.7     E1.7     E-      E  -
                                                              ----     ----     --      ----

14. INVENTORIES

                                                                1998       1999
                                                              --------   --------
                                                              (EUROS IN MILLIONS)
Raw materials and factory supplies..........................  E  834.6   E  943.4
Work-in-process, finished goods and merchandise.............   2,808.8    3,029.6
Construction in progress....................................      46.8       47.4
Advance payments............................................      13.2        7.3
                                                              --------   --------
TOTAL.......................................................  E3,703.4   E4,027.7

     "Work-in-process" and "Finished goods and merchandise" are combined into one item due to the production conditions in the chemical industry.

     The acquisition or production cost of raw materials, work in process, finished goods and merchandise is mainly determined by the last-in-first-out
(LIFO) method. Factory supplies are carried predominantly at average cost. Inventories of E2,356.7 million, or 64% of total inventories, in 1998 and E2,441.7 million or 61% of total inventories in 1999 are valued according to the LIFO method. The difference between the carrying value determined according to the LIFO method and higher average cost is E122 million in 1998 and E148 million in 1999. The dissolution of LIFO layers led to income of E95.6 million in 1998.

15.  RECEIVABLES AND OTHER ASSETS

                                                                1998                     1999
                                                       ----------------------   ----------------------
                                                                    THEREOF                  THEREOF
                                                                  NON-CURRENT              NON-CURRENT
                                                                  -----------              -----------
                                                                     (EUROS IN MILLIONS)
Accounts receivable, trade...........................  E4,017.4     E 21.7      E4,966.7     E 47.4
Receivables from affiliated companies................     646.8        3.8         724.5        3.6
Receivables from associated companies and
  other participating interests......................     205.1          -         389.4          -
Other assets.........................................     868.5      118.8         967.8      123.8
                                                       --------     ------      --------     ------
Miscellaneous receivables and other assets...........   1,073.6      118.8       1,357.2      123.8
                                                       --------     ------      --------     ------
TOTAL................................................  E5,737.8     E144.3      E7,048.8     E174.8

                                                                1998       1999
                COMPOSITION OF OTHER ASSETS                   --------   --------
                                                              (EUROS IN MILLIONS)
Tax refund claims...........................................   E119.2     E282.2
Interest receivables........................................     39.8       33.0
Receivables from commission sales...........................     48.9       53.9
Receivables from the sale of non-trade assets...............     70.6       47.4
Employee receivables........................................     30.7       32.4
Rent and deposits...........................................     70.7       71.7
Insurance claims............................................     33.2       10.9
Other.......................................................    455.4      436.3
                                                               ------     ------
TOTAL.......................................................   E868.5     E967.8

VALUATION ALLOWANCES FOR DOUBTFUL ACCOUNTS

                                         BALANCE                                                     BALANCE
                                          AS OF      ADDITIONS   RELEASES   ADDITIONS   RELEASES      AS OF
                                        JANUARY 1,   ---------   --------   ---------   --------   DECEMBER 31,
                                           1997        AFFECTING INCOME     NOT AFFECTING INCOME       1997
                                        ----------   --------------------   --------------------   ------------
                 1997                                             (EUROS IN MILLIONS)
Accounts receivables, trade...........    E278.0       E63.3      E32.7       E21.1      E 6.4        E323.3
Miscellaneous receivables and other
  assets..............................      67.0        10.9        1.6         4.0          -          80.3
                                          ------       -----      -----       -----      -----        ------
TOTAL.................................    E345.0       E74.2      E34.3       E25.1      E 6.4        E403.6
                                         BALANCE                                                     BALANCE
                                          AS OF      ADDITIONS   RELEASES   ADDITIONS   RELEASES      AS OF
                                        JANUARY 1,   ---------   --------   ---------   --------   DECEMBER 31,
                                           1998        AFFECTING INCOME     NOT AFFECTING INCOME       1998
                 1998                   ----------   --------------------   --------------------   ------------
                                                                  (EUROS IN MILLIONS)
Accounts receivables, trade...........    E323.3       E44.5      E45.4       E 5.8      E 7.4        E320.8
Miscellaneous receivables and other
  assets..............................      80.3        16.4        4.0         3.6       17.6          78.7
                                          ------       -----      -----       -----      -----        ------
TOTAL.................................    E403.6       E60.9      E49.4       E 9.4      E25.0        E399.5
                                         BALANCE                                                     BALANCE
                                          AS OF      ADDITIONS   RELEASES   ADDITIONS   RELEASES      AS OF
                                        JANUARY 1,   ---------   --------   ---------   --------   DECEMBER 31,
                                           1999        AFFECTING INCOME     NOT AFFECTING INCOME       1999
                 1999                   ----------   --------------------   --------------------   ------------
                                                                  (EUROS IN MILLIONS)
Accounts receivables, trade...........    E320.8       E46.7      E 5.0       E15.6      E 9.9        E368.2
Miscellaneous receivables and other
  assets..............................      78.7         6.8        7.6         6.6       10.4          74.1
                                          ------       -----      -----       -----      -----        ------
TOTAL.................................    E399.5       E53.5      E12.6       E22.2      E20.3        E442.3

     Additions and releases not affecting income relate primarily to translation adjustments and write-offs of receivables previously provided for. Valuation allowances for trade accounts receivables take into consideration probable losses associated with the political and economic conditions in certain countries, especially with regard to the availability of foreign exchange for the remittance of the owed amounts.

16. MARKETABLE SECURITIES

     The securities book and market values are as follows:

                                                        1998                             1999
AVAILABLE-FOR-SALE SECURITIES              ------------------------------   ------------------------------
                                            BOOK     MARKET    UNREALIZED    BOOK     MARKET    UNREALIZED
                                           VALUES    VALUES      GAINS      VALUES    VALUES      GAINS
                                           ------   --------   ----------   ------   --------   ----------
                                                                 (EUROS IN MILLIONS)
Fixed-term securities....................  E259.7    E260.2      E 0.5      E 74.9    E 74.9      E   -
Shares...................................   387.4     437.1       49.7       388.2     402.9       14.7
Mutual funds.............................    93.8      95.4        1.6        38.4      43.2        4.8
Other securities.........................     4.8       6.1        1.3        15.9      15.9          -
                                           ------    ------      -----      ------    ------      -----
TOTAL....................................  E745.7    E798.8      E53.1      E517.4    E536.9      E19.5

     The disposal of available-for-sale securities generated proceeds of E1,041.7 million in 1998 and E744.2 million in 1999 and gains of E57.3 million in 1998 and E27.7 million in 1999.

                                                                   1998                         1999
                                                        --------------------------   --------------------------
                                                        BOOK VALUES   MARKET VALUE   BOOK VALUES   MARKET VALUE
                                                        -----------   ------------   -----------   ------------
MATURITIES OF FIXED-TERM SECURITIES AS OF DECEMBER 31,                    (EUROS IN MILLIONS)
Less than 1 year...................................       E242.0         E242.0         E62.6         E62.6
Between 1 and 5 years..............................         17.7           18.2          12.3          12.3
                                                          ------         ------         -----         -----
TOTAL..............................................       E259.7         E260.2         E74.9         E74.9

17. PREPAID EXPENSES

                                                                       THEREOF            THEREOF
                                                               1998    CURRENT    1999    CURRENT
                                                              ------   -------   ------   -------
                                                                      (EUROS IN MILLIONS)
Discount....................................................  E 17.4    E  7.9   E  9.8    E 7.8
Miscellaneous...............................................   117.7      37.7    120.4     85.9
                                                              ------    ------   ------    -----
TOTAL.......................................................  E135.1    E 45.6   E130.2    E93.7

     "Discount" arising primarily from the 3% U.S. Dollar Option Bond 1986/2001 is capitalized and amortized as interest expense over the term of the underlying obligations.

18. SUBSCRIBED AND ADDITIONAL PAID-IN CAPITAL

                                                              SUBSCRIBED   CONDITIONAL   AUTHORIZED
                                                               CAPITAL       CAPITAL      CAPITAL
                                                              ----------   -----------   ----------
                                                                       (EUROS IN MILLIONS)
JANUARY 1, 1998.............................................   E1,590.2      E143.2        E306.8
Exercise of subscription rights connected to the 3% U.S.
  Dollar Option Bond 1986/2001..............................        4.5        (4.5)            -
                                                               --------      ------        ------
DECEMBER 31, 1998...........................................    1,594.7       138.7         306.8
BASF Stock Option Program (BOP).............................          -        38.4             -
Suspension of old authorizations through the Annual
  Shareholder Meeting on April 29, 1999.....................          -           -        (306.8)
Authorizations through the Annual Shareholder Meeting on
  April 29, 1999............................................          -           -         500.0
Issuance of new shares from conditional capital through the
  exercise of warrants attached to the 1986/2001 3% U.S.
  Dollar Option Bond of BASF Finance Europe N.V.............       13.0       (13.0)            -
Repurchase of shares........................................      (20.2)          -             -
Capital increase in BASF Aktiengesellschaft to reconcile
  nominal value of BASF shares to E2.56 per share...........        2.2           -             -
                                                               --------      ------        ------
DECEMBER 31, 1999...........................................   E1,589.7      E164.1        E500.0

SUBSCRIBED CAPITAL

     The total number of outstanding BASF shares as of December 31, 1998 was 623,794,150 and as of December 31, 1999 stood at 620,984,640. Until 1998, the par value of BASF shares was DM5. According to a resolution in the Annual Shareholder Meeting on May 19, 1998, par value BASF shares were replaced by unit shares, but the equivalent amount of subscribed capital per share must remain at least at DM5 per share.

     The exercising of warrants related to the 3% U.S. Dollar Option Bond 1986/2001 resulted in the issue of 1,731,460 shares in 1998 and 5,086,690 shares in 1999. As a result, the share capital rose E4.5 million in 1998 and E13.0 million in 1999. A total of E22.9 million was transferred to capital surplus in 1998 and E67.1 million in 1999.

     The Annual Shareholder Meeting on April 29, 1999, approved an increase of E2.2 million in the subscribed capital through a transfer from capital surplus. The objective of this increase was to keep the equivalent amount of subscribed capital per share as a two-digit cent figure of E2.56 after the conversion of the subscribed capital to euros from German marks.

SHARE REPURCHASE

     The Board of Executive Directors received approval at the Annual Shareholder Meeting on May 19, 1998, to repurchase BASF shares to a maximum amount of 10% of subscribed capital. If BASF shares are purchased on a stock exchange, the price paid for the shares may not be higher than the highest market price at the Frankfurt Stock Exchange on the buying day and it may not be lower than 75% of that market price. In the case of a public purchase offer, the price offered by BASF may be a maximum of

25% higher than the highest market price on the third trading day prior to the publishing of the public purchase offer.

     The Board of Executive Directors is authorized to cancel repurchased shares without further shareholder approval. As a result, BASF repurchased between January 13 and February 19, 1999, a total of 7,896,200 shares, or 1.3 percent of the issued shares, at an average price of E32.37 per share and then canceled the repurchased shares as authorized. This resulted in reduction to subscribed capital of E20.2 million. Acquisition costs of E255.6 million were charged against retained earnings. The Annual Meeting on April 29, 1999, approved a new resolution authorizing the Board of Executive Directors to repurchase a maximum 10 percent of the issued shares until October 1, 2000, under the same price limits outlined in the resolution approved in 1998, which is otherwise replaced by the new resolution.

CONDITIONAL CAPITAL

     As of December 31, 1999, the share capital can be conditionally increased by up to E23.3 million compared with E36.2 million as of December 31, 1998, due to the exercising of warrants related to the 3% U.S. Dollar Bond 1986/2001. Less than E100,000 is related to the conversion rights of former shareholders of Wintershall AG as of December 31, 1998, and December 31, 1999.

     The Annual Meeting on May 9, 1996, gave the Board of Executive Directors power for an additional conditional increase in the subscribed capital of up to E102.4 million to fulfil the exercising of warrants related to the option bonds.

     In addition, the Annual Meeting on April 29, 1999, approved an increase in the conditional capital of up to E38.4 million to fulfil stock options granted to the members of the Board of Executive Directors and other senior executives of BASF and its subsidiaries.

AUTHORIZED CAPITAL

     At the Annual Meeting of April 29, 1999, shareholders authorized the Board of Executive Directors, with the approval of the Supervisory Board, to increase subscribed capital by issuing new shares in the amount of up to E500.0 million against cash or contribution in kind until May 1, 2004. The Board of Executive Directors is empowered to decide on the exclusion of shareholders' subscription rights for these new shares.

CAPITAL SURPLUS

     Capital surplus includes premiums from the issues of shares, the fair value of warrants attached to option bonds as well as negative goodwill from the capital consolidation resulting from pre-1986 acquisitions of subsidiaries against issue of BASF shares at par value.

19.  RETAINED EARNINGS

                                                                    1997               1998               1999
                                                              ----------------   ----------------   ----------------
                                                               (EUROS IN MILLIONS, EXCLUDING PER SHARE INFORMATION)
Legal reserves..............................................      E  178.6           E  228.3           E  233.8
Other retained earnings and profit retained.................       6,603.2            7,774.0            8,066.2
Proposed dividend...........................................         636.1              692.8              701.7
                                                                  --------           --------           --------
TOTAL.......................................................      E7,417.9           E8,695.1           E9,001.7
Proposed dividend per share.................................      E   1.02           E   1.12           E   1.13

     In 1999, the legal reserves rose by E4.9 million compared to an increase in 1998 of E47.1 million due to transfers from other retained earnings and profit retained and in 1999 by E0.6 million compared with E2.6 million in 1998 due to changes in the scope of consolidation.

     The dividend proposed by the Board of Executive Directors, after approval by the Supervisory Board, must be approved by the Annual Shareholder Meeting and becomes payable on the first business day following that meeting.

20.  MINORITY INTEREST

     Minority interests in stockholders' equity of consolidated subsidiaries is primarily attributable to the following companies:

                                                                          MINORITY INTEREST AMOUNT
                                                                  -----------------------------------------
            COMPANY                          PARTNER                 %         1998        %         1999
-------------------------------  -------------------------------  --------   --------   --------   --------
Wingas GmbH, Kassel, Germany     Zarubezhgaz Erdgashandel GmbH,
                                 Berlin, Germany                    35.0      E 78.2      35.0      E 80.2
Targor GmbH, Mainz, Germany and  Hoechst AG (Celanese AG),
  subsidiaries                   Germany                            50.0        58.5         -           -
Hokuriku Seiyaku Co. Ltd.,       Publicly traded shares             35.9       111.5      35.9       145.3
  Katsuyama-Shi, Fukui, Japan
Yangzi-BASF Styrenics Co. Ltd.,  Yangzi Petrochem. Corp.,
  Nanjing, China                 Nanjing, China                     40.0        36.5      40.0        48.8
Knoll Pharmaceuticals Ltd.,      Publicly traded shares             49.0        15.5      49.0        20.9
  Mumbai (Bombay), India
BASF India Ltd., Mumbai          Publicly traded shares             50.0        15.1      50.0        15.0
  (Bombay), India
Others                                                                          15.4                  19.1
                                                                              ------                ------
                                                                              E330.7                E329.3

     On December 17, 1999, BASF acquired the remaining 50 percent ownership stake in Targor GmbH.

21.  PROVISIONS FOR PENSIONS AND SIMILAR OBLIGATIONS

     Most employees are entitled to Company pension benefits resulting from defined contribution and defined benefit plans. The benefits granted vary according to the legal, fiscal and economic conditions of the countries where subsidiaries and affiliated companies are located. Pension obligations comprise pensions payable after retirement, in case of disability or for surviving dependents. Benefits generally depend on years of service and compensation during the final years of employment. Other obligations consist primarily of health care benefits for retired employees and eligible dependents of the North American subsidiaries as well as statutory severance payments in various countries.

     The pension plans for BASF Aktiengesellschaft and most German subsidiaries include a funded plan, BASF Pensionskasse, which is maintained as a legally independent fund and is subject to Germany's Law on the Supervision of Private Insurance Companies. Contributions to this fund are made equally by employees and the Company. The fund grants annual pensions of 40% of the accumulated contributions made by the employee.

     For German Group subsidiaries, additional Company pension commitments are financed primarily by pension provisions. In the case of non-German subsidiaries, pension entitlements are covered in some cases by pension provisions, but mainly by external life insurances or pension funds.

     Pension plans and their respective costs are predominantly determined using the "projected unit credit method" as defined by SFAS No. 87. The weighted average rates used for calculating the principal retirement plans are as follows:

                                                                1998       1999
                                                              --------   --------
Interest rate...............................................      5.9%       6.4%
Projected increase of wages and salaries....................       3.1        3.4
Projected pension increase..................................       1.1        1.4
Expected return on plan assets..............................       8.5        8.4

     The change in the projected benefit obligation is as follows:

                                                                1998       1999
                                                              --------   --------
Projected benefit obligation as of January 1................  E5,860.5   E5,942.6
Service cost................................................     120.0      136.6
Interest cost...............................................     363.2      354.7
Benefits paid...............................................    (331.5)    (353.2)
Participants' contributions.................................       6.3        6.6
Change in actuarial assumptions.............................     192.6     (175.4)
Settlements and other changes...............................    (146.1)     (86.7)
Currency exchange...........................................    (122.4)     373.1
                                                              --------   --------
Projected benefit obligation as of December 31..............  E5,942.6   E6,198.3

     The change in plan assets is as follows:

                                                                1998       1999
                                                              --------   --------
Plan assets as of January 1.................................  E2,089.5   E2,263.2
Actual return on plan assets................................     269.0      368.0
Employer contributions......................................     126.2       18.2
Participants' contributions.................................       6.3        6.6
Benefits paid...............................................    (119.0)    (150.0)
Currency exchange...........................................    (118.0)     342.6
Other changes...............................................       9.2      (14.1)
                                                              --------   --------
Plan assets as of December 31...............................   2,263.2    2,834.5
Prepaid pension assets of foreign plans.....................    (119.4)    (282.3)
                                                              --------   --------
Plan assets as of December 31 excluding prepaid pension
  assets....................................................  E2,143.8   E2,552.2

     The valuation of certain pension plans of foreign subsidiaries, according to SFAS No. 87 resulted in prepaid pension assets, after consideration of unrecognized actuarial gains and losses, of E119.4 million in 1998 and E171.1 million in 1999. It is not permissible to recognize this prepaid pension asset under German GAAP. This is included in the reconciliation to U.S. GAAP. See Note 3(c) for further information.

     The funded status, excluding prepaid pension assets, is as follows:

                                                                1998       1999
                                                              --------   --------
                                                              (EUROS IN MILLIONS)
Funded status...............................................  E3,798.8   E3,646.1
Unrecognized actuarial gains and losses.....................       3.0      204.7
                                                              --------   --------
Provisions for pensions.....................................   3,801.8    3,850.8
Provisions for health care benefits.........................     260.7      319.2
                                                              --------   --------
Provisions for pensions and similar obligations.............  E4,062.5   E4,170.0

     The components of the net periodic pension cost are presented in the following table:

                                                                1998       1999
                                                              --------   --------
                                                              (EUROS IN MILLIONS)
Service cost................................................  E 120.0    E 136.6
Interest cost...............................................    363.2      354.7
Expected return on plan assets..............................   (149.5)    (182.4)
Amortization amounts........................................                 0.1
Settlement gains............................................   (145.7)     (26.0)
                                                              -------    -------
Expenses for defined benefit plans..........................    188.0      283.0
Expenses for defined contribution plans.....................     97.6       82.3
Expenses for health care benefits...........................     23.0       23.4
                                                              -------    -------
Net periodic pension cost...................................  E 308.6    E 388.7

     The 1998 settlement gain includes E86.3 million as explained in Note 10. Other settlement gains are primarily related to early retirement programs offered by German subsidiaries. See Note 22 for further information on the early retirement benefits granted by these programs.

22.  OTHER PROVISIONS

                                                                  THEREOF               THEREOF
                                                         1998     CURRENT      1999     CURRENT
                                                       --------   --------   --------   --------
                                                                  (EUROS IN MILLIONS)
Oil and gas production...............................  E  326.3   E    3.1   E  350.2   E      -
Environmental protection and remediation costs.......     318.7      145.9      260.0      130.7
Personnel costs......................................     990.9      607.3    1,135.2      711.0
Sales and purchase risks.............................     419.9      401.1      533.7      526.8
Shutdown and restructuring costs.....................     158.7      120.3      180.9      145.1
Legal, damage claims and related commitments.........     453.9      101.0      733.7      272.8
Maintenance and repair costs.........................     172.6      107.8      125.5       61.1
Other................................................     355.1      306.7      485.9      437.5
                                                       --------   --------   --------   --------
                                                       E3,196.1   E1,793.2   E3,805.1   E2,285.0

     OIL AND GAS PRODUCTION: Accrued costs for filling of wells and removal of production equipment after the end of production are accumulated by installments during the expected production period.

     ENVIRONMENTAL PROTECTION AND REMEDIATION COSTS: Expected costs for rehabilitating contaminated sites, water protection, recultivating landfills and other current or future measures necessary to comply with currently existing legal requirements or currently existing agreements with supervisory authorities.

     PERSONNEL COSTS: Personnel cost provision includes long-time service bonuses and anniversary payments, vacation pay, variable compensation, social security contributions and other personnel related accruals. Most German subsidiaries have various programs that entitle employees who are at least 55 years old to reduce their working hours to 50 percent for up to five years. Under this arrangement, employees generally work full time during the first half of the transition period and leave the company at the start of the second period. Employees receive a minimum 85 percent of their net salary throughout the transition period.

     SALES AND PURCHASE RISKS: The sales and purchase risks provision is specific in nature and includes (i) for sales, discounts, rebates, contractual customer bonuses, product liability, warranties and compensation claims of commercial agents, and (ii) for purchases, sundry accruals for purchases and provisions for losses on committed purchases/other obligations. The provision does not include any general risk reserves.

     SHUTDOWN AND RESTRUCTURING COSTS: Various group companies are involved in different kinds of restructuring plans. The existing plans are focused on the reduction of costs, divestiture of non-strategic business units and the integration of acquisitions. Provisions for restructuring include primary costs for severance programs and other costs related to assets.

     The movement in shutdown and restructuring provisions is as follows:

                                                        AMOUNT                                AMOUNT
                                                     ACCRUED AS OF    AMOUNT     OTHER     ACCRUED AS OF
                                                     DECEMBER 31,    PAID IN    CHANGES    DECEMBER 31,
                                                         1997          1998       1998         1998
                                                     -------------   --------   --------   -------------
                                                                     (EUROS IN MILLIONS)
Severance..........................................     E100.6       E (30.1)    E27.5        E 98.0
Plant closure and demolition.......................       63.6         (31.7)     15.8          47.7
Other..............................................       41.9         (39.1)     10.2          13.0
                                                        ------       -------     -----        ------
TOTAL..............................................     E206.1       E(100.9)    E53.5        E158.7
                                                        ------       -------     -----        ------

                                                         AMOUNT                                AMOUNT
                                                      ACCRUED AS OF    AMOUNT     OTHER     ACCRUED AS OF
                                                      DECEMBER 31,    PAID IN    CHANGES    DECEMBER 31,
                                                          1998          1999       1999         1999
                                                      -------------   --------   --------   -------------
                                                                      (EUROS IN MILLIONS)
Severance...........................................     E 98.0        E(42.9)    E 56.2       E111.3
Plant closure and demolition........................       47.7         (36.4)      41.3         52.6
Other...............................................       13.0          (4.6)       8.6         17.0
                                                         ------        ------     ------       ------
TOTAL...............................................     E158.7        E(83.9)    E106.1       E180.9
                                                         ------        ------     ------       ------

     Amounts accrued as of December 31, 1997 relate mainly to the restructuring of BASF Coatings AG and a staff reduction plan at BASFIN UK, of the United Kingdom.

     In 1998, a U.S. subsidiary approved restructuring programs that would result in the consolidation and realignment of certain manufacturing processes with its North American paper dyes and solvent borne base coats and clear-coat businesses. The anticipated closure and realignment plans include the recognition of pre-tax charge of E25.6 million including demolition costs as well as severance and outplacement costs for employees associated with the two affected sites. The majority of costs related to such programs were expected to be incurred in 1999; however due to construction delays on the replacement plants, only E6.4 million was expended in 1999.

     In 1999, BASF approved plans to close the multi-divisional site in Medellin, Colombia, the Colorants and Finishing Products site in Ellesmere Port, England, the Pharmaceuticals production site in Beeston, England, and the Fertilizers site in Ostend, Belgium. These plans representing primarily severance costs for employees associated with these sites as well as demolition costs and the cost of fulfilling contractual obligations after the sites have been closed. Pretax charges of E123.9 million were recorded for these measures, which are expected to be substantially completed in the year 2000.

     LEGAL, DAMAGE CLAIMS AND RELATED COMMITMENTS: Provisions are recorded for the excepted cost of outstanding litigation and claims of third parties, including regulatory authorities. The significant proceedings are described in
Note 24.

     MAINTENANCE AND REPAIR COSTS: Provision for maintenance and repair costs covers omitted maintenance procedures as of the end of the year, expected to be incurred within the first three months of the following year and certain provisions for the overhauling of large scale plants within prescribed intervals.

     OTHER: Other provisions relate in particular to amounts not yet invoiced from suppliers for products and services received.

23.  LIABILITIES

                                                                1998       1999
                                                              --------   --------
                                                              (EUROS IN MILLIONS)
3% U.S. Dollar Option Bond 1986/2001........................  E  196.8   E  229.2
Other bonds.................................................     327.0      221.6
Commercial paper............................................      66.7       65.9
                                                              --------   --------
Bonds and other liabilities to the capital market...........     590.5      516.7
Liabilities to credit institutions..........................     725.3      777.7
                                                              --------   --------
Financial liabilities.......................................  E1,315.8   E1,294.4

     Financial liabilities are denominated predominantly in the following currencies:

                                                                1998       1999
                                                              --------   --------
U.S. dollar.................................................  E  777.2   E  716.6
Euros.......................................................     199.8      121.0
Chinese renminbi............................................     159.6      183.9
Other.......................................................     179.2      272.9
                                                              --------   --------
TOTAL.......................................................  E1,315.8   E1,294.4

     The weighted average interest rate on short-term borrowings was 6.4% as of December 31, 1999, compared with 5.6% in 1998.

     Financial liabilities have the following maturities as of December 31, 1999:

                                                                (EUROS
                                                                  IN
                                                               MILLIONS)
2000........................................................   E  577.2
2001........................................................      373.8
2002........................................................       55.2
2003........................................................       24.3
2004........................................................       32.5
Thereafter..................................................      231.4
                                                               --------
TOTAL.......................................................   E1,294.4

3% U.S. DOLLAR OPTION BOND 1986/2001 OF BASF FINANCE EUROPE N.V.

     The bonds of 1986 consist of 235,000 bonds of U.S. $1,000 each. BASF Finance Europe N.V., a company incorporated under the laws of the Netherlands, is a subsidiary of BASF Aktiengesellschaft, which has issued an unconditional and irrevocable guarantee for the due payment in U.S. dollars of the amounts corresponding to the principal of and the interest on the bonds in accordance with the terms of the issue. The bonds are listed on the Luxembourg Stock Exchange.

     The bond allows for 10 BASF shares to be issued upon the exercise of one warrant against payment of the exercise price of E157.48. This subscription right may be exercised between May 5, 1986, and April 9, 2001, with the exception of certain periods.

OTHER BONDS

     Other bonds include (i) in 1998, 7% U.S. Dollar Bonds issued by BASF Finance Europe N.V. 1992/1999 of U.S. $200 million, represented by a total amount of 40,000 bonds of U.S. $1,000 each and 16,000 bonds of U.S. $10,000 each. Such bonds matured on August 19, 1999; and (ii) in 1998 and 1999, demand reserve and pollution control bonds issued by BASF Corporation, due between 2002 and 2032 and bearing interest rates at rates of between 3.61% and 6.25%.

LIABILITIES TO, AND FACILITIES WITH, CREDIT INSTITUTIONS

     Liabilities to credit institutions relate to a large number of different credit institutions in various countries. Liabilities to credit institutions denominated in Chinese renminbi result from the local financing of Chinese joint ventures.

     At the end of 1999, the Company had committed and unused credit lines of E719.4 million with variable interest rates. In addition, the Company had E497.0 in credit lines cancellable at the option of either the credit institution involved or the Company.

MISCELLANEOUS LIABILITIES AND DEFERRED INCOME

                                                                  THEREOF               THEREOF
                                                         1998     CURRENT      1999     CURRENT
                                                       --------   --------   --------   --------
                                                                  (EUROS IN MILLIONS)
Advances received on account of orders...............  E   78.5   E   70.3   E   91.8   E   81.1
Liabilities on bills of exchange.....................      41.0       27.9       41.6       31.3
Liabilities to companies in which participations are
  held...............................................     132.9      131.6      170.3      170.2
Tax liabilities......................................     632.5      632.5      621.6      619.9
Liabilities relating to social security..............     159.3      159.0      103.6      103.2
Non-trade liabilities to joint venture partners......     459.1          -      662.8          -
Other miscellaneous liabilities......................     611.8      477.2    1,525.7    1,424.4
                                                       --------   --------   --------   --------
Total miscellaneous liabilities......................   2,115.1    1,498.5    3,217.4    2,430.1
Deferred income......................................     200.8       27.0      190.3       66.4
                                                       --------   --------   --------   --------
Total miscellaneous liabilities and deferred
  income.............................................  E2,315.9   E1,525.5   E3,407.7   E2,496.5

     Liabilities to companies in which participations are held include liabilities to joint ventures accounted for using the proportional consolidation method of E136.3 million as of December 31, 1999 and of E102.6 million as of December 31, 1998 and liabilities relating to associated companies accounted for under the equity or costs method of E34.0 million as of December 1999 and E30.3 million of December 31, 1998.

     Generally, non-trade liabilities to companies in which participations are held, bear interest at market rates plus a mark-up of less than 1%.

     Non-trade liabilities to joint venture partners are related to the financing of fixed asset projects. In 1999, liabilities of E332 million carry interest at rates of between 4.23% to 6.2% and mature as follows: 2000 (E71 million), 2002 (E63 million), 2004 (E172 million) and 2008 (E26 million). The remaining liabilities have interest rates that vary with the London Inter-Bank Offered Rate.

     The 1999 increase in other miscellaneous liabilities includes payables of E510 million in sanctions and settlements related to the vitamin antitrust proceedings and an increase of E174 million associated with fair value accounting for foreign currency derivatives.

     The following liabilities are secured by mortgages, land charges or securities. In addition, for some liabilities the adherence to certain balance sheet ratios has been guaranteed, otherwise mortgaging has to be made:

                                                               1998         1999
                                                              ------       ------
                                                              (EUROS IN MILLIONS)
Liabilities to credit institutions..........................  E27.6        E22.7
Miscellaneous liabilities...................................   44.1         17.4
                                                              -----        -----
                                                              E71.7        E40.1

CONTINGENT LIABILITIES

     Contingent liabilities, as listed below, have not been accrued as the risk of loss is not considered probable.

                                                                1998       1999
                                                              --------   --------
                                                              (EUROS IN MILLIONS)
Bills of exchange...........................................   E 89.2     E120.1
- Thereof to affiliated companies...........................      1.0        3.2
Guarantees..................................................    137.6      245.5
Warranties..................................................     26.1       62.5
Granting collateral on behalf of third-parties..............      4.4        4.7
                                                               ------     ------
                                                               E257.3     E432.8

OTHER FINANCIAL OBLIGATIONS

                                                                1998       1999
                                                              --------   --------
                                                              (EUROS IN MILLIONS)
Remaining cost of construction in progress..................  E3,185.9   E3,104.0
- Thereof purchase commitment...............................   1,112.9    1,098.1
Commitments from long-term rental and leasing contracts.....     950.0      653.8
- Thereof payable during the following year.................     205.1      166.5
- Thereof payable during the 2nd to 5th year................     407.3      275.2
- Thereof payable during 5 years or longer..................     337.6      212.1
Repurchase and other commitments............................       2.2      573.1
                                                              --------   --------
TOTAL.......................................................  E4,138.1   E4,330.9

     Repurchase commitments are related to accounts receivables and securities.

     Obligations from rental and lease contracts are due as follows:

                                                              (EUROS IN MILLIONS)
2000........................................................        E166.5
2001........................................................         102.1
2002........................................................          74.2
2003........................................................          52.4
2004........................................................          46.5
2005 and later residual periods.............................         212.1
                                                                    ------
TOTAL.......................................................        E653.8

PURCHASE COMMITMENTS FOR RAW MATERIALS AND NATURAL GAS FROM LONG-TERM CONTRACTS

     The Company has entered into long-term purchase contracts for natural gas, the vast majority of which are coupled with long-term supply contracts to customers.

     The Company purchases raw materials globally, both on the basis of long-term contracts and in spot markets. In general, such commitments were at prices that are regularly adjusted to market conditions. The fixed and determinable portions of long-term supply agreements with a remaining term of more than one year as of December 31, 1999, were as follows:

                                                              (EUROS IN MILLIONS)
2000........................................................        E 1,718
2001........................................................          1,740
2002........................................................          1,433
2003........................................................          1,292
2004........................................................          1,370
2005 and later residual periods.............................         12,128
                                                                    -------
TOTAL.......................................................        E19,681

24.  LITIGATION AND CLAIMS

     In the context of its ordinary business operations, BASF is a defendant in class-action lawsuits brought before United States federal courts and individual actions before labor courts and civil courts or comparable institutions in Germany and abroad. Significant proceedings are discussed below.

     VITAMIN ANTITRUST PROCEEDINGS: On May 20, 1999, in a settlement with the United States District Court for the Northern District of Texas, BASF Aktiengesellschaft agreed to plead guilty to certain violations of antitrust laws involving the sale of vitamins in the United States and to cooperate with the investigation led by the U.S. Department of Justice. On September 17, 1999 a federal court approved the plea agreement and imposed the agreed-upon sanction on the Company of $225 million.

     In accordance with an agreement reached with the Canadian Attorney General, BASF Aktiengesellschaft paid a sanction of C$19 million for violating Canadian antitrust laws. Government investigations continue in the European Union, Australia, Mexico and Brazil.

     Various class-action lawsuits have been filed against the Company and other vitamin producers in the United States demanding compensation for violations of antitrust laws. As part of a settlement, which has not yet been approved by a court, seven vitamin manufacturers agreed to pay $1.17 billion, including attorneys' fees, to pay compensation to customers who had purchased vitamins directly from the manufacturers. The Company's share of this settlement is $287 million. In addition to the above, a number of indirect purchasers of vitamins have filed claims for damages in courts in various states throughout the United States. Similar civil suits have been filed in courts in Canada and Australia. The Company has established provisions for the costs that they can currently anticipate. Management does not believe that the additional charges relating to unsettled vitamin antitrust proceedings will have a substantial impact on the profitability of the Company.

     CLASS-ACTION LAWSUITS INVOLVING SYNTHROID(R): On October 30, 1997, Knoll Pharmaceutical Company announced that a United States district court in Chicago gave preliminary approval of a proposed settlement of a series of class-action lawsuits involving its thyroid medication Synthroid(R). The lawsuits challenged Knoll's delaying publication of the Dong et al. study, which compared Synthroid(R) to certain branded and generic products. The study concluded that Synthroid(R) and some competing products are bioequivalent. Although Knoll believes the study was flawed and the conclusion incorrect, Knoll agreed to the proposed settlement to avoid burdensome and expensive litigation.

     Under terms of the proposed settlement, consumers who bought Synthroid(R) between January 1, 1990, and October 30, 1997, would have been eligible to receive a proportionate share of a settlement fund consisting of $98 million in cash. If as many as five million claimants had participated, eligible claimants would have received a payment of $19.60, less a proportionate share of court-awarded attorneys' fees and related costs. If the number of eligible claimants had exceeded five million, Knoll would have contributed additional payments to the settlement fund until the fund reached a maximum of $135 million.

     For various reasons, including the unclear position of third-party payors, final approval of the proposed settlement was not granted. Knoll subsequently negotiated a new proposed settlement with consumers and third-party payors providing for a payment of $26 million in addition to the $98 million paid into escrow in 1997 (plus the accrued interest thereon). The United States district court in Chicago granted preliminary approval of the new proposed settlement on October 8, 1999.

     In 1999, additional payments were made in a new settlement with a coalition of the state attorneys generals in the United States. In addition, a provision was made to pay for a settlement with the Institute for Advancement of Community Pharmacy (IACP).

25.  STOCK-BASED COMPENSATION

     BASF STOCK OPTION PROGRAM: The Annual Meeting of April 29, 1999, approved the BOP for senior executives of the Company worldwide and also approved an increase in conditional capital to provide shares to fulfill the execution of eligible option rights. Approximately 1,200 senior executives, including the Board of Executive Directors, are authorized to participate in this program.

     To participate in the BOP program, each participant must make an individual investment in BASF shares in the amount of 10 to 30 percent of their individual variable compensation. The invested amount is used to purchase BASF shares at the market price of the first business day after the Annual Meeting, which was E41.60 on April 30, 1999. For each BASF share purchased, a participant receives four options, each of which entitles a holder to purchase a maximum of two BASF shares (Share A and Share B) at a price lower than the market price if, on the exercise date of the option, the performance targets described below have been met.

     Options to purchase Share A may be exercised if the market price of BASF shares exceeds 30 percent of the market price on April 30, 1999. The exercise price of Share A will be the market price at the exercise date less the share price increase since granting the option (this reduction is limited to 100 percent of the grant price). Options to purchase Share B may be exercised if the cumulative percentage performance of BASF shares exceeds the percentage performance of the Dow Jones EURO STOXX(sm). The exercise price of Share B will be the market price at the exercise date of the option minus twice the percentage outperformance of BASF shares compared to the EURO STOXX(sm) index.

     Each option right may only be exercised if the performance targets are achieved and may only be exercised once, meaning that if only one performance target is met, the other option right expires. The maximum gain for a participant from the BOP program is limited to 10 times the original individual investment.

     The options granted under the 1999 BOP program may be exercised between the day after the Annual Meeting in 2002 and the 15th day after the Annual Meeting in 2005 except in the four-week periods prior to the announcement of BASF's quarterly and annual financial results and the six-week periods prior to the Annual Meeting. The options granted are not transferable and lapse if the participants sell the shares from their investment or leave BASF.

     As of April 30, 1999, a total of 1,178,440 option rights were granted, enabling senior executives to buy up to 2,356,880 shares, conditional on the performance targets being achieved. As of December 31, 1999, a total of 5,712 option rights were forfeited because the holders no longer worked for BASF or had sold some of their shares. Overall, a total of 1,172,728 option rights still exist.

     On April 30, 1999, the market value of the options granted at this date was E25.04 per option. The fair value of the option was determined by using a risk-free interest rate of 3.59%, a BASF dividend yield of 3.11%, a volatility factor for BASF shares of 30%, a volatility of 20% for the EURO STOXX(sm) and a correlation between the BASF share price and EURO STOXX(sm) Total Return Index of 60%. The exercise period for the options is assumed to be continuous during the three years the options are exercisable.

     Total compensation cost of E29.5 million for the BOP is determined by valuing the number of outstanding options with the fair value of the options at the grant date. This total compensation cost will be recognized by a charge to income over the three-year period in which the related employees' services are rendered. Compensation cost of E6.5 million has been provided as of December 31, 1999.

     BASF "PLUS" INCENTIVE SHARE PROGRAM: In 1999, BASF started an incentive share program called "plus" for all eligible employees except the senior executives entitled to participate in the BOP.

     Employees of BASF companies in Germany are currently authorized to participate in "plus," and further subsidiaries outside of Germany are planning to join the program in 2000.

     Each participant must make an individual investment in BASF shares from their variable compensation. For each 10 BASF shares purchased in the program, a participant receives one BASF share at no cost after one, three, five, seven and 10 years of holding the BASF shares. The right to receive free BASF shares expires if a participant sells their individual investment in BASF shares, if the participant stops working for the Company or one year after the participant retires.

     On April 30, 1999, employees of BASF companies in Germany bought 222,900 BASF shares with the right to receive free shares. As of December 31, 1999, a total of 18,338 of these shares holding the right to receive free shares had been sold, so the total amount of shares qualifying under the "plus" program is 204,562. The Company provides for the value of the free shares over the period until the shares are to be issued based on the year-end price of BASF shares. Compensation cost of E1.1 million has been provided as of December 31, 1999.

26.  FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL INSTRUMENTS

     (a) DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     The Company is exposed to foreign currency, interest rate and commodity risks during the normal course of business. In cases where the Company intends to hedge against these risks, financial derivatives are used, including forward exchange contracts, currency options, interest rate/currency swaps or combined instruments. In addition, derivative instruments are used to replace transactions in original financial instruments, such as shares or fixed-interest securities. Exclusive use is made of commonly used instruments with sufficient market liquidity. Derivative financial instruments are only used if they have a corresponding underlying position arising from the operating business, cash investments and financing. The leverage effect that can be achieved with derivatives is deliberately not used. The derivative instruments held by the Company are solely held for purposes other than trading.

     Where financial derivatives have a positive market value, the Company is exposed to credit risks in the event of non-performance of their counterparts. The credit risk is minimized by exclusively trading contracts with major creditworthy financial institutions.

     To ensure efficient risk management, market risks are centralized at BASF Aktiengesellschaft and other subsidiaries designated for this purpose. The Company has developed and implemented internal guidelines based on the principles of separation of functions for completion and execution of derivative instruments.

     The risks arising from changes in exchange rates and interest rates as a result of the underlying transactions and the derivative transactions concluded to secure them are monitored constantly. For this purpose, market quotations or computer or mathematical models are used to determine the current market values not only of the underlying transactions but also of the derivative transactions and these are compared with each other. Where derivative instruments are completed as replacement for original financial instruments, market trends are also monitored constantly.

     FOREIGN EXCHANGE AND INTEREST RATE RISK MANAGEMENT: Foreign currency derivatives are primarily aimed at hedging the exchange rate risk against the U.S. dollar, the British pound and the Japanese yen.

     Interest derivatives or combined interest/currency derivatives were concluded to secure credits extended to group companies. As far as other derivatives are concerned, index swaps were used to create synthetic share investments with a guarantee of the capital invested.

     (b) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of a financial instrument is the price at which the instrument could be exchanged between willing parties. Fair value amounts are estimated by the Company management based on available market information and appropriate valuation techniques. These estimates do not necessarily reflect the amount that could be realized or would be paid in the current market.

     Book and estimated fair values of financial instruments, for which it is practicable to estimate the fair value, were as follows:

                                                   DEC. 31, 1998             DEC. 31, 1999
                                              -----------------------   -----------------------
                                              BOOK VALUE   FAIR VALUE   BOOK VALUE   FAIR VALUE
                                              ----------   ----------   ----------   ----------
                                                             (EUROS IN MILLIONS)
ASSETS:
  Financial assets (details see Note 13)....   E1,826.1     E1,862.6     E1,506.6     E1,507.0
  Accounts receivable and other assets......    5,737.8      5,789.4      7,048.4      7,080.2
  Marketable securities (details see Note
     16)....................................      745.7        798.8        517.4        536.9
  Cash and cash equivalents.................      756.9        756.9        990.2        990.2
LIABILITIES:
  Financial liabilities.....................    1,315.8      1,307.5      1,294.4      1,283.7
  Accounts payable and other liabilities....    4,189.1      4,185.5      5,741.4      5,739.9

     ACCOUNTS RECEIVABLE AND OTHER ASSETS, ACCOUNTS PAYABLE AND OTHER
LIABILITIES: For current items the book value approximates the fair value. For non-current amounts, the difference between book value and fair value represents primarily unrecognized gains from foreign currency balances.

     FINANCIAL ASSETS, MARKETABLE SECURITIES, AND FINANCIAL LIABILITIES: The fair value of financial assets and marketable securities represents market values from securities exchanges at the balance sheet date. The market value of financial liabilities represents a valuation of bonds at inter bank rates.

     The fair values of derivative financial instruments are as follows:

                                                   NOMINAL AMOUNTS        FAIR VALUE
                                                    DECEMBER 31,         DECEMBER 31,
                                                 -------------------   ----------------
                                                   1998       1999      1998     1999
                                                 --------   --------   ------   -------
                                                          (EUROS IN MILLIONS)
Forward exchange contracts.....................  E2,402.3   E2,416.0    E(3.8)   E(71.1)
Currency options...............................     536.1      193.4      0.3      (2.5)
                                                 --------   --------   ------   -------
FOREIGN CURRENCY DERIVATIVES...................   2,938.4    2,609.4     (3.5)    (73.6)
Interest rate swaps............................      11.1      147.7     (0.2)      2.0
Interest rate/cross currency swaps.............   1,012.3    1,409.0    (58.3)   (227.9)
                                                 --------   --------   ------   -------
INTEREST RATE DERIVATIVES......................   1,023.4    1,556.7    (58.5)   (225.9)
OTHER DERIVATIVES..............................     247.4       62.6     14.8      24.9

     DERIVATIVES: The nominal values are the totals of the purchases and sales of the particular derivatives on a gross basis. The fair market values correspond to the difference between the cost and resale value, which is determined from market quotations or by the use of option pricing models or, in the case of unlisted contracts, the yield in the event of premature cancellation. Offsetting valuation developments from the underlying transactions are not taken into account.

     The negative market value of interest rate derivatives relates primarily to the financing of the Company's North American business with inter-company loans hedged by interest rate/foreign currency swaps. The Company's net assets in North America increased accordingly due to the rise in the U.S. dollar exchange rate after the loans were taken up.

        SUPPLEMENTARY INFORMATION CONCERNING OIL AND GAS PRODUCING ACTIVITIES
                                  (UNAUDITED)

OIL AND GAS PRODUCING ACTIVITIES

     "Additional Petroleum Data" disclosures are presented in accordance with the provision of SFAS No. 69, "Disclosure of Oil and Gas Producing Activities." Accordingly, volumes of reserves and production exclude royalty interests of third parties, and royalty payments are shown as reductions in revenues.

RESULTS OF OPERATIONS FROM OIL AND GAS PRODUCING ACTIVITIES

     Results of operation from oil and gas producing activities represent only those revenues and expenses directly associated with Wintershall's oil and gas production. These amounts do not include any allocation of interest expenses or corporate overheads and are therefore not necessarily indicative of contributions to consolidated net earnings of the Company. Estimated income taxes were computed by applying the statutory income tax rates to the pretax income from producing activities.

                                                       NORTH AFRICA/
                                             GERMANY    MIDDLE EAST    ARGENTINA   REST OF WORLD   TOTAL
                                             -------   -------------   ---------   -------------   -----
                   1997                                          (EUROS IN MILLIONS)
RESULTS OF OPERATIONS
- Sales to consolidated companies..........   E 38         E  -           E-            E 4        E 42
- Sales to third parties...................    136          653            -             62         851
- Other sales..............................      -            -            -              8           8
- Royalties................................     12          162            -              2         176
                                              ----         ----           --            ---        ----
Total sales................................    162          491            -             72         725
- Production costs.........................     51           92            -             22         165
- Exploration expensed.....................     24           12            -             19          55
- Depreciation, depletion, amortization and
  valuation................................     24           40            -             26          90
- Others...................................      -            -            -             (2)         (2)
                                              ----         ----           --            ---        ----
Total costs................................     99          144            -             65         308
                                              ----         ----           --            ---        ----
Result before taxes........................     63          347            -              7         417
- Income taxes.............................     35          286            -              2         323
                                              ----         ----           --            ---        ----
Result after taxes.........................   E 28         E 61           E-            E 5        E 94

                                                      NORTH AFRICA/
                                            GERMANY    MIDDLE EAST    ARGENTINA   REST OF WORLD   TOTAL
                   1998                     -------   -------------   ---------   -------------   -----
                                                                (EUROS IN MILLIONS)
RESULTS OF OPERATIONS
- Sales to consolidated companies.........   E 32         E  -           E-            E 2        E  34
- Sales to third parties..................    123          516            -             59          698
- Other sales.............................      -            -            -              1            1
- Royalties...............................     14          188            -              2          204
                                             ----         ----           --            ---        -----
Total sales...............................    141          328            -             60          529
- Production costs........................     60          117            -             23          200
- Exploration expensed....................      2           18            -             10           30
- Depreciation, depletion, amortization
  and valuation...........................     31           61            -             21          113
- Others..................................      -            -            -              1            1
                                             ----         ----           --            ---        -----
Total costs...............................     93          196            -             55          344
                                             ----         ----           --            ---        -----
Result before taxes.......................     48          132            -              5          185
- Income taxes............................     27          110            -              5          142
                                             ----         ----           --            ---        -----
Result after taxes........................   E 21         E 22           E-            E -        E  43

                                                      NORTH AFRICA/
                                            GERMANY    MIDDLE EAST    ARGENTINA   REST OF WORLD   TOTAL
                   1999                     -------   -------------   ---------   -------------   -----
                                                                (EUROS IN MILLIONS)
RESULTS OF OPERATIONS
- Sales to consolidated companies.........   E 40         E  -          E  -           E 2        E  42
- Sales to third parties..................    117          726           169            48        1,060
- Other sales.............................      -            -             -             -            -
- Royalties...............................      9          183            19             3          214
                                             ----         ----          ----           ---        -----
Total sales...............................    148          543           150            47          888
- Production costs........................     40          110            38            22          210
- Exploration expensed....................      9           12            11             8           40
- Depreciation, depletion, amortization
  and valuation...........................     43           55            28            20          146
- Others..................................      -            -             4            (1)           3
                                             ----         ----          ----           ---        -----
Total costs...............................     92          177            81            49          399
                                             ----         ----          ----           ---        -----
Result before taxes.......................     56          366            69            (2)         489
- Income taxes............................     31          304            15            (2)         348
                                             ----         ----          ----           ---        -----
Result after taxes........................   E 25         E 62          E 54           E -        E 141

COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES

     Costs incurred represent amounts capitalized or charged against income as incurred in connection with oil and gas property acquisition, exploration and development activities. Exploration and development costs include applicable depreciation of support equipment and sites used in such activities.

                                                       NORTH AFRICA/
                                             GERMANY    MIDDLE EAST    ARGENTINA   REST OF WORLD   TOTAL
                                             -------   -------------   ---------   -------------   -----
                   1997                                          (EUROS IN MILLIONS)
COSTS INCURRED
Property acquisitions:
- Proved...................................    E -          E -           E-            E -        E  -
- Unproved.................................      -            -            -              1           1
Exploration................................     38           12            -             29          79
Development................................     27           81            -             21         129
                                               ---          ---           --            ---        ----
Total Costs................................    E65          E93           E-            E51        E209

                                                       NORTH AFRICA/
                                             GERMANY    MIDDLE EAST    ARGENTINA   REST OF WORLD   TOTAL
                   1998                      -------   -------------   ---------   -------------   -----
                                                                 (EUROS IN MILLIONS)
COSTS INCURRED
Property acquisitions:
- Proved...................................    E -          E -           E-            E 1        E  1
- Unproved.................................      -            -            -              3           3
Exploration................................     16           39            -             14          69
Development................................     26           42            -             11          79
                                               ---          ---           --            ---        ----
Total Costs................................    E42          E81           E-            E29        E152

                                                       NORTH AFRICA/
                                             GERMANY    MIDDLE EAST    ARGENTINA   REST OF WORLD   TOTAL
                   1999                      -------   -------------   ---------   -------------   -----
                                                                 (EUROS IN MILLIONS)
COSTS INCURRED
Property acquisitions:
- Proved...................................    E -          E -           E -           E -        E  -
- Unproved.................................      -            -             -             2           2
Exploration................................      7           11            11            10          39
Development................................     81           15            36            11         143
                                               ---          ---           ---           ---        ----
Total Costs................................    E88          E26           E47           E23        E184

CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

     Capitalized costs represent total expenditures on proved and unproved oil and gas properties with related accumulated depreciation, depletion and amortization.

                                                       NORTH AFRICA/
                                             GERMANY    MIDDLE EAST    ARGENTINA   REST OF WORLD   TOTAL
                                             -------   -------------   ---------   -------------   -----
                   1997                                          (EUROS IN MILLIONS)
CAPITALIZED COSTS
Gross costs:
- Proved properties........................   E274         E388           E-           E130        E792
- Unproved properties......................      -            -            -              4           4
- Other equipment..........................    351          164            -            106         621
Accumulated depreciation, depletion,
  amortization and valuation allowances:
- Proved properties........................    247          268            -             55         570
- Unproved properties......................      -            -            -              1           1
- Other equipment..........................    325          157            -             93         575
                                              ----         ----           --           ----        ----
Total net costs............................   E 53         E127           E-           E 91        E271

                                                       NORTH AFRICA/
                                             GERMANY    MIDDLE EAST    ARGENTINA   REST OF WORLD   TOTAL
                   1998                      -------   -------------   ---------   -------------   -----
                                                                 (EUROS IN MILLIONS)
CAPITALIZED COSTS
Gross costs:
- Proved properties........................   E309         E451           E-           E129        E889
- Unproved properties......................      5            -            -              7          12
- Other equipment..........................    355          167            -            112         634
Accumulated depreciation, depletion,
  amortization and valuation allowances:
- Proved properties........................    258          322            -             66         646
- Unproved properties......................      -            -            -              1           1
- Other equipment..........................    327          162            -             96         585
                                              ----         ----           --           ----        ----
Total net costs............................   E 84         E134           E-           E 85        E303

                                                      NORTH AFRICA/
                                            GERMANY    MIDDLE EAST    ARGENTINA   REST OF WORLD   TOTAL
                   1999                     -------   -------------   ---------   -------------   ------
                                                                (EUROS IN MILLIONS)
CAPITALIZED COSTS
Gross costs:
- Proved properties.......................   E328         E412          E582          E 71        E1,393
- Unproved properties.....................      5                          1             7            13
- Other equipment.........................    380          169             -           116           665
Accumulated depreciation, depletion,
  amortization and valuation allowances:
- Proved properties.......................    264          320           424            39         1,047
- Unproved properties.....................      -            -             -             4             4
- Other equipment.........................    311          164             -            99           574
                                             ----         ----          ----          ----        ------
Total net costs...........................   E138         E 97          E159          E 52        E  446

OIL AND NATURAL GAS RESERVES

     Proved oil and gas reserves are the estimated volumes of crude oil, natural gas and natural gas liquids that are shown by geological and engineering data with reasonable certainty to be recoverable in future years from known reserves under existing economic and operating conditions, i.e., prices and costs as of the date the estimates are made. Prices only reflect changes in existing prices resulting from contractual arrangements, not escalation based on future conditions. Proved reserves exclude royalties and interests of third parties.

     Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing in the form of a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgement. Results of drilling, testing and production after the date of the estimate may necessitate substantial upward or downward revisions. In addition, changes in oil and natural gas prices could have an effect on the quantities of proved reserves because the estimates of reserves are based on prices and costs at the date when such estimates are made.

     The tables below show the estimated net quantities, calculated in compliance with Regulation S-X, Rule 4-10(a), as of December 31, 1997, 1998 and 1999 of the Company's proved oil and gas reserves and proved developed oil and gas reserves, as well as changes in estimated proved reserves as a result of production and other factors. The Company's reserves for 1997, 1998 and 1999 include reserves owned directly by the Company and its consolidated subsidiaries. Reserve figures and the standardized measure of discounted cash flows for 1998 also include amounts related to Wintershall Energia, Argentina, which was transferred to the Company in 1998 following the split-up of Deminex. Due to the immaterial impact on the results of operations and financial position of the Company, the investment in Wintershall Energia was accounted for in accordance with the equity method for the last three months of 1998. It has been fully consolidated beginning January 1, 1999.

     NET PROVED RESERVES OF CRUDE OIL AND NATURAL GAS

                                                       NORTH AFRICA/
                                             GERMANY    MIDDLE EAST    ARGENTINA   REST OF WORLD   TOTAL
                   1997                      -------   -------------   ---------   -------------   -----
ESTIMATED PROVED OIL RESERVES
(MILLIONS OF BARRELS)
Proved developed and undeveloped reserves,
  beginning of year........................     42          406            -              6         454
- Revisions and other changes..............      1           45            -              1          47
- Extensions and discoveries...............      -            -            -              -           -
- Reserves added from split-up of
  Deminex..................................      -            -            -              -           -
- Improved recovery........................      -            -            -              -           -
- Purchase of reserves.....................      -            -            -              -           -
- Sale of reserves.........................      -            -            -              -           -
- Production...............................      5           41            -              1          47
                                              ----         ----           --           ----        ----
End of year................................     38          410            -              6         454
Proved developed reserves, beginning of
  year.....................................     40          404            -              6         450
End of year................................     36          408            -              6         450
ESTIMATED PROVED GAS RESERVES
(BSCF)
Proved developed and undeveloped reserves,
  beginning of year........................    449            -            -            233         682
- Revision and other changes...............     60            -            -             22          82
- Extensions and discoveries...............      -            -            -              3           3
- Reserves added from split-up of
  Deminex..................................      -            -            -              -           -
- Improved recovery........................      -            -            -              -           -
- Purchase of reserves.....................      -            -            -              -           -
- Sale of reserves.........................      -            -            -             24          24
- Production...............................     45            -            -             28          73
                                              ----         ----           --           ----        ----
End of year................................    464            -            -            206         670
Proved developed reserves, beginning of
  year.....................................    343            -            -            197         540
End of year................................    333            -            -            140         473

                                                      NORTH AFRICA/
                                            GERMANY    MIDDLE EAST    ARGENTINA   REST OF WORLD   TOTAL
                   1998                     -------   -------------   ---------   -------------   ------
ESTIMATED PROVED OIL RESERVES
(MILLIONS OF BARRELS)
Proved developed and undeveloped reserves,
  beginning of year.......................     38          410             -             6           454
- Revisions and other changes.............      4          182             -             1           187
- Extensions and discoveries..............      -            -             -             -             -
- Reserves added from split-up of
  Deminex.................................      -            -            27             -            27
- Improved recovery.......................      -            -             -             -             -
- Purchase of reserves....................      -            -             -             -             -
- Sale of reserves........................      -            -             -             -             -
- Production..............................      5           47             -             1            53
                                             ----         ----          ----          ----        ------
End of year...............................     37          545            27             6           615
Proved developed reserves, beginning of
  year....................................     36          408             -             6           450
End of year...............................     34          509            14             5           562
ESTIMATED PROVED GAS RESERVES
(BSCF)
Proved developed and undeveloped reserves,
beginning of year.........................    464            -             -           206           670
- Revision and other changes..............     34          247             -           (18)          263
- Extensions and discoveries..............     15            -             -            35            50
- Reserves added from split-up of
  Deminex.................................      -            -           746             -           746
- Improved recovery.......................      -            -             -             -             -
- Purchase of reserves....................      -            -             -             -             -
- Sale of reserves........................      -            -             -             -             -
- Production..............................     43            -             -            28            71
                                             ----         ----          ----          ----        ------
End of year...............................    470          247           746           195         1,658
Proved developed reserves, beginning of
  year....................................    333            -             -           140           473
End of year...............................    343            -           400           142           885

                                                      NORTH AFRICA/
                                            GERMANY    MIDDLE EAST    ARGENTINA   REST OF WORLD   TOTAL
                   1999                     -------   -------------   ---------   -------------   ------
ESTIMATED PROVED OIL RESERVES
(MILLIONS OF BARRELS)
Proved developed and undeveloped reserves,
  beginning of year.......................     37          545            27             6           615
- Revisions and other changes.............     55            8             4             -            67
- Extensions and discoveries..............      -            -             -             -             -
- Reserves added from split-up of
  Deminex.................................      -            -             -             -             -
- Improved recovery.......................      -            -             -             -             -
- Purchase of reserves....................      -            -             -             -             -
- Sale of reserves........................      -            -             -             6             6
- Production..............................      6           44             5             -            55
                                             ----         ----          ----           ---        ------
End of year...............................     86          509            26             -           621
Proved developed reserves, beginning of
  year....................................     34          509            14             5           562
End of year...............................     66          465            18             -           549
ESTIMATED PROVED GAS RESERVES
(BSCF)
Proved developed and undeveloped reserves,
  beginning of year.......................    470          247           746           195         1,658
- Revision and other changes..............      3            -           108            (7)          104
- Extensions and discoveries..............      -            -             -             -             -
- Reserves added from split-up of
  Deminex.................................      -            -             -             -             -
- Improved recovery.......................      -            -             -             -             -
- Purchase of reserves....................      -            -             4             -             4
- Sale of reserves........................      -            -             -            45            45
- Production..............................     41            -            70            24           135
                                             ----         ----          ----           ---        ------
End of year...............................    432          247           788           119         1,586
Proved developed reserves, beginning of
  year....................................    343            -           400           142           885
End of year...............................    301            -           476            73           850

     Note: Revisions and other changes in estimated proved gas reserves for North Africa/Middle East in 1998 consists of reserves which, as a result of changes in economic factors relating to marketability, became proved gas reserves.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

     The information presented below has been prepared in accordance with SFAS No. 69, which requires the standardized measure of discounted future net cash flows to be based on year-end sales prices, costs and statutory income tax rates and a 10% annual discount rate. Because prices used in the calculation are as of December, the standardized measure could vary significantly from year to year depending on market conditions at that specific date.

     The projection should not be viewed as realistic estimates of future cash flows nor should the "standardized measure" be interpreted as representing current value to the company. Material revisions of estimates of proved reserves may occur in the future, development and production of the reserves may not occur in the period assumed, actual prices realized are expected to vary significantly from those used and actual costs may also vary. The company's investment and operating decisions are not based on the information presented below, but on a wide range of reserves, and on different price and cost assumptions from those reflected in this information.

     Beyond the above considerations, the "standardized measure" is also not directly comparable with asset balances appearing elsewhere in the Consolidated Financial Statements because any such comparison would require a reconciling adjustment.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

                                                      NORTH AFRICA/
                                            GERMANY    MIDDLE EAST    ARGENTINA   REST OF WORLD   TOTAL
                                            -------   -------------   ---------   -------------   ------
                   1997                                         (EUROS IN MILLIONS)
DISCOUNTED FUTURE NET CASH FLOW
  Revenues................................  E1,339       E4,563          E-           E468        E6,370
  Production/Development costs............     882        1,251           -            215         2,348
  Income taxes............................     376        2,777           -             59         3,212
  Future net cash flows...................      81          535           -            194           810
  Discounted to present value at a 10%
     annual rate..........................     (13)         194           -             64           245
                                            ------       ------          --           ----        ------
  TOTAL...................................  E   94       E  341          E-           E130        E  565

                                                      NORTH AFRICA/
                                            GERMANY    MIDDLE EAST    ARGENTINA   REST OF WORLD   TOTAL
                   1998                     -------   -------------   ---------   -------------   ------
                                                                (EUROS IN MILLIONS)
DISCOUNTED FUTURE NET CASH FLOW
  Revenues................................  E1,254       E2,504         E907          E330        E4,995
  Production/Development costs............   1,098        1,691          426           212         3,427
  Income taxes............................     210          478          135            27           850
  Future net cash flows...................     (54)         335          346            91           718
  Discounted to present value at a 10%
     annual rate..........................     (40)         117          162            31           270
                                            ------       ------         ----          ----        ------
  TOTAL...................................  E  (14)      E  218         E184          E 60        E  448

                                                     NORTH AFRICA/
                                           GERMANY    MIDDLE EAST    ARGENTINA   REST OF WORLD    TOTAL
                  1999                     -------   -------------   ---------   -------------   -------
                                                                (EUROS IN MILLIONS)
DISCOUNTED FUTURE NET CASH FLOW
  Revenues...............................  E2,483       E10,651       E1,443         E229        E14,806
  Production/Development costs...........   1,068         1,778          508          151          3,505
  Income taxes...........................     904         7,774          194           29          8,901
  Future net cash flows..................     511         1,099          741           49          2,400
  Discounted to present value at a 10%
     annual rate.........................     133           405          287           10            835
                                           ------       -------       ------         ----        -------
  TOTAL..................................  E  378       E   694       E  454         E 39        E 1,565

SUMMARY OF CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

                                                     NORTH AFRICA/
                                           GERMANY    MIDDLE EAST    ARGENTINA   REST OF WORLD    TOTAL
                                           -------   -------------   ---------   -------------   -------
                  1997                                          (EUROS IN MILLIONS)
SUMMARY OF CHANGES
Balance as of January 1..................   E  43        E 348          E-           E101        E   492
Sales and transfers of oil and gas
  produced, net of production............    (103)        (409)          -            (27)          (539)
Net changes in prices and in development
  and production cost....................    (129)        (885)          -            (25)        (1,039)
Extension, discoveries and improved
  recovery, less related costs...........       -            -           -             57             57
Revisions of previous quantity
  estimates..............................     531          591           -             (3)         1,119
Development costs incurred during the
  period.................................      27           72           -              3            102
Changes in estimated future development
  cost...................................    (176)          15           -              2           (159)
Accretion of discount....................      16          270           -             14            300
Net changes in income taxes..............    (115)         882           -              8            775
Others...................................       -         (543)          -              -           (543)
Balance as of December 31................      94          341           -            130            565

                                                     NORTH AFRICA/
                                           GERMANY    MIDDLE EAST    ARGENTINA   REST OF WORLD    TOTAL
                  1998                     -------   -------------   ---------   -------------   -------
                                                                (EUROS IN MILLIONS)
SUMMARY OF CHANGES
Balance as of January 1..................   E  94       E   341        E  -          E130        E   565
Sales and transfers of oil and gas
  produced, net of production............     (78)         (196)          -           (33)          (307)
Net changes in prices and in development
  and production cost....................    (271)       (1,722)          -           (82)        (2,075)
Extension, discoveries and improved
  recovery, less related costs...........      (9)            -         184             -            175
Revisions of previous quantity
  estimates..............................      55           140           -            11            206
Development costs incurred during the
  period.................................      26            70           -            10            106
Changes in estimated future development
  cost...................................      17          (131)          -           (12)          (126)
Accretion of discount....................      31           188           -            15            234
Net changes in income taxes..............     121         1,397           -            21          1,539
Others...................................       -           131           -             -            131
Balance as of December 31................     (14)          218         184            60            448

                                                     NORTH AFRICA/
                                           GERMANY    MIDDLE EAST    ARGENTINA   REST OF WORLD    TOTAL
                  1999                     -------   -------------   ---------   -------------   -------
                                                                (EUROS IN MILLIONS)
SUMMARY OF CHANGES
Balance as of January 1..................   E (14)      E  218         E 184         E 60        E   448
Sales and transfers of oil and gas
  produced, net of production............    (103)        (428)         (118)         (16)          (665)
Net changes in prices and in development
  and production cost....................     383        4,572           293           19          5,267
Extension, discoveries and improved
  recovery, less related costs...........       -            -             -            -              -
Revisions of previous quantity
  estimates..............................     327           40            83           (3)           447
Development costs incurred during the
  period.................................      81           16            38            7            142
Changes in estimated future development
  cost...................................      87           78           (15)          (9)           141
Purchase.................................       -            -             -          (20)           (20)
Accretion of discount....................      12           53            24            5             94
Net changes in income taxes..............    (395)      (4,306)          (35)          (5)        (4,741)
Others...................................       -          451             -            1            452
Balance as of December 31................     378          694           454           39          1,565

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2000                          BASF AKTIENGESELLSCHAFT

                                            By:  /s/ Jurgen F. Strube
                                              ----------------------------------
                                                 Name:  Dr. Jurgen F. Strube
                                                 Title:   Chairman of the Board
                                                          of Executive Directors

                                            By:  /s/ Max Dietrich Kley
                                              ----------------------------------
                                                 Name:  Max Dietrich Kley
                                                 Title:   Deputy Chairman of the
                                                          Board of Executive
                                                          Directors

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1      Articles of Association (Satzung) of BASF Aktiengesellschaft
          as amended to date (English translation included).
 2.1      Form of Deposit Agreement among BASF Aktiengesellschaft, The
          Bank of New York as depositary, and all holders and
          beneficial owners from time to time of American Depositary
          Receipts issued thereunder, including the form of American
          Depositary Receipts.
 3.1      Purchase Agreement dated March 20, 2000 by and among
          American Cyanamid Company, American Home Products
          Corporation and BASF Aktiengesellschaft.*
 5.1      List of subsidiaries of BASF Aktiengesellschaft.

---------------
* Confidential portions have been redacted and filed separately with the Securities and Exchange Commission.